
11005345

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

# FORM 10-K

**(Mark One)**

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the fiscal year ended December 3, 2010**

**or**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the transition period from___________ to ___________**

**Commission file number: 0-15175**

# ADOBE SYSTEMS INCORPORATED

(Exact name of registrant as specified in its charter)

| **Delaware** | **77-0019522** |
|---|---|
| (State or other jurisdiction of incorporation or organization) | (I.R.S. Employer Identification No.) |

**345 Park Avenue, San Jose, California 95110-2704**
(Address of principal executive offices and zip code)

**(408) 536-6000**
(Registrant's telephone number, including area code)

**Securities registered pursuant to Section 12(b) of the Act:**

| Title of Each Class | Name of Each Exchange on Which Registered |
|---|---|
| Common Stock, $0.0001 par value per share | The NASDAQ Stock Market LLC (NASDAQ Global Select Market) |

**Securities registered pursuant to Section 12(g) of the Act: None**

Indicate by checkmark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by checkmark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by checkmark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by checkmark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer, "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the registrant's common stock, $0.0001 par value per share, held by non-affiliates of the registrant on June 4, 2010, the last business day of the registrant's most recently completed second fiscal quarter, was $13,532,884,642 (based on the closing sales price of the registrant's common stock on that date). Shares of the registrant's common stock held by each officer and director and each person who owns 5% or more of the outstanding common stock of the registrant have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes. As of January 21, 2011, 504,728,145 shares of the registrant's common stock, $0.0001 par value per share, were issued and outstanding.

**DOCUMENTS INCORPORATED BY REFERENCE**

Portions of the Proxy Statement for the 2011 Annual Meeting of Stockholders (the "Proxy Statement"), to be filed within 120 days of the end of the fiscal year ended December 3, 2010, are incorporated by reference in Part III hereof. Except with respect to information specifically incorporated by reference in this Form 10-K, the Proxy Statement is not deemed to be filed as part hereof.

## TABLE OF CONTENTS

**Forward-Looking Statements**

*In addition to historical information, this Annual Report on Form 10-K contains forward-looking statements, including statements regarding product plans, future growth and market opportunities which involve risks and uncertainties that could cause actual results to differ materially from these forward-looking statements. Factors that might cause or contribute to such differences include, but are not limited to, those discussed in the section entitled "Risk Factors" in Part I, Item 1A of this report. You should carefully review the risks described herein and in other documents we file from time to time with the Securities and Exchange Commission ("the SEC"), including our Quarterly Reports on Form 10-Q to be filed in 2011. When used in this report, the words "expects," "could," "would," "may," "anticipates," "intends," "plans," "believes," "seeks," "targets," "estimates," "looks for," "looks to" and similar expressions, as well as statements regarding our focus for the future, are generally intended to identify forward-looking statements. You should not place undue reliance on these forward-looking statements which speak only as of the date of this Annual Report on Form 10-K. We undertake no obligation to publicly release any revisions to the forward-looking statements or reflect events or circumstances after the date of this document.*

**PART I**

**ITEM 1. BUSINESS**

Founded in 1982, Adobe Systems Incorporated is one of the largest and most diversified software companies in the world. We offer a line of creative, business, Web and mobile software and services used by creative professionals, knowledge workers, developers, marketers, enterprises and consumers for creating, managing, delivering, optimizing and engaging with compelling content and experiences across multiple operating systems, devices and media. We distribute our products through a network of distributors, value-added resellers ("VARs"), systems integrators, independent software vendors ("ISVs") and original equipment manufacturers ("OEMs"). We also market and license our software directly to enterprise customers through our sales force and to end users through our own Website at www.adobe.com. In addition, we license our technology to hardware manufacturers, software developers and service providers, and provide some of our solutions via Software as a Service ("SaaS"), also known as hosted or "cloud-based" offerings. Our software runs on personal computers ("PC") and server-based computers, as well as various non-PC and mobile devices, depending on the product. We have operations in the Americas, Europe, Middle East and Africa ("EMEA") and Asia.

Adobe was originally incorporated in California in October 1983 and was reincorporated in Delaware in May 1997. We maintain executive offices and principal facilities at 345 Park Avenue, San Jose, California 95110-2704. Our telephone number is 408-536-6000. We maintain a Website at www.adobe.com. Investors can obtain copies of our SEC filings from this site free of charge, as well as from the SEC Website at www.sec.gov.

**BUSINESS OVERVIEW**

For more than 28 years, innovation in Adobe software and technologies has transformed how individuals, businesses and governments communicate and interact with their constituents. Across the markets and customers we serve, Adobe helps create and deliver the most compelling content and applications in a streamlined workflow, and optimize those experiences for greater return on investment. Our solutions turn ordinary interactions into compelling and valuable digital experiences, across media and devices, anywhere, anytime.

While continuing to sell a broad portfolio of services and solutions, we are focusing our greatest business investment in three strategic growth areas:

Content authoring—enabling how digital experiences are created, managed, distributed, and increasingly monetized in a multiscreen world. Our customers include traditional creators, developers and digital media professionals, as well as their management in marketing departments and agencies, companies and publishers. This is the core of what we have delivered for over 20 years, but we are evolving rapidly to ensure these customers have an integrated workflow to handle the plethora of new devices and formats that are emerging.

Customer experience management—transforming how enterprises engage with their customers through powerful digital experiences. Our customers include line of business owners as well as their IT partners. Our solutions are designed to help companies be effective in signing up and servicing their customers to produce a positive business impact.

Online marketing—providing solutions and services for how digital advertising and marketing is measured, executed, and optimized. Our customers include advertisers, publishers, chief marketing officers and chief revenue officers. We process over a trillion transactions a quarter in helping our customers with site analytics, visitor acquisition and conversion. This complements our content authoring franchise, bringing together the art of creating content with the science of optimizing it.

## PRODUCTS AND SERVICES OVERVIEW

Entering fiscal 2010, we organized our products and services into the following businesses: Creative Solutions, Business Productivity Solutions, Omniture, Platform and Print and Publishing. We reported our financial results based on these named businesses, with the exception of Business Productivity Solutions which we reported in two segments: Knowledge Worker and Enterprise. We also renamed Business Productivity Solutions to Digital Enterprise Solutions in the middle of the fiscal year.

Effective in the first quarter of fiscal 2011, we modified our segments due to changes we made in how we operate our business. We have split our prior Creative Solutions segment into two new segments: Digital Media Solutions, and Creative and Interactive Solutions. Digital Media Solutions contains our industry-leading Photoshop family of digital imaging products and our video products used by creative professionals and hobbyists, whereas Creative and Interactive Solutions contains our Creative Suite family of products including our professional page layout and Web layout products. We also merged our former Platform business unit and reporting segment into the new Creative and Interactive Solutions business unit and reporting segment to better align our focus with market trends and our opportunities. Our Omniture segment and our Print and Publishing segment continue to be reported as they were in fiscal 2010. Our Digital Enterprise Solutions business continues to be split and reported in two segments: Knowledge Worker and Enterprise.

In addition to our business unit reorganization, we also moved several products to different businesses. Our Scene7 products have been moved from our prior Creative Solutions business to our Omniture business; our ColdFusion products have been moved from our prior Platform business to our Print and Publishing business; and our Presenter product that was part of our Adobe Connect offering has been moved from our Knowledge Worker business to our Print and Publishing business.

Accordingly, our six fiscal 2011 reportable segments will be as follows: Creative and Interactive Solutions, Digital Media Solutions, Knowledge Worker, Enterprise, Omniture, and Print and Publishing. We will adjust our reportable segments at the beginning of fiscal 2011 to reflect these changes. The following overview is organized by these new segments and combines an explanation of our market opportunities with a summary of our fiscal 2010 results and a discussion of our strategies to address our market opportunities in fiscal 2011 and beyond.

### Creative and Interactive Solutions Segment

*Creative and Interactive Solutions Market Opportunity*

Our Creative and Interactive Solutions segment focuses on the needs of creative professional customers, as well as Web and application developers. Collectively, these customers include those in professions such as graphic designers, production artists, Web designers and developers, user interface designers, writers, videographers, motion graphic artists, prepress professionals, video game developers and mobile application developers. They use and rely on Adobe's solutions for professional publishing, Web design and development, animation and motion graphic production, application development and printing visually rich information. They also use our professional imaging and video products, which are reported in our Digital Media Solutions segment.

Our Creative Suite family of products are used by creative professionals to create much of the printed and on-line information people see, read and interact with every day, including newspapers, magazines, Websites, Rich Internet Applications ("RIAs"), catalogs, advertisements, brochures, product documentation, books, memos, reports and banners. Our tools are also used to create and enhance visually rich content, including video, animation and mobile content, that is created by multimedia, film, television, audio and video producers who work in advertising, Web design, music, entertainment, corporate and marketing communications, product design, user interface design, sales training, printing, architecture and fine arts. Knowledge workers, educators, hobbyists and high end consumers also use our creative products to create and deliver content that is of creative professional quality.

We believe innovation we deliver in the tools and solutions our customers use enable the future of digital media. Our creative solutions are mission-critical to customers such as publishers and advertisers; they rely on Adobe tools and technologies to create highly compelling content, deliver it across diverse media and devices, and then optimize it through systematic targeting and measurement. For example:

- Publishers around the world are striving to embrace the digital age—to build distinctive brands, develop sustainable business strategies, achieve greater profitability, and deliver optimized content to fragmented audiences on an expanding array of smartphones, tablets, e-readers, and other devices. Their audiences seek compelling, media-rich experiences, wherever they go, using their preferred devices.

- Advertisers face an ever-shifting media landscape. Traditional media are giving way to the emergence of new digital channels such as mobile devices and social networks. Customers have greater choice in where they go for their preferred brands, making it harder to keep audiences engaged. Successful advertising increasingly requires compelling content and greater focus on data and analytics than ever before in order to optimize advertising for improved targeting and higher returns.

As technology continues to change and improve, the market dynamics for these creative professionals continue to evolve. Due to the constantly changing ways in which people choose to receive information, creative professionals look to their software tools and services as a means to make their information impactful and to repurpose content across a variety of media, applications and systems. They desire greater efficiency from the software they use to streamline their publishing and content creation workflows and to effectively manage their assets. They also look for new and innovative ways to deliver their content and information to hand-held devices such as smartphones, tablets and consumer electronic devices.

Creative professional customers license upgrades and new versions of our Creative and Interactive Solutions products due to the high degree of innovative new features and significant productivity gained through their use. They also frequently purchase license upgrades and new versions of these products when they buy new computers, or migrate to new or updated operating systems.

In addition, knowledge workers in enterprises and government, educators and students in schools and universities, and hobbyists at home license our creative products. Knowledge workers desire professional-quality products to accomplish tasks such as creating visually-rich sales presentations, engineering or architectural proposals, real estate flyers and school yearbooks. Educators utilize our solutions to educate future creative professionals, as well as create their course content and online eLearning-based lessons. Hobbyists use our tools to create distinctive online communications, community newsletters, blogs and Websites for family, friends or community organizations.

With the increasing use of the Web as a means for marketing, advertising and commerce, we believe a key driver of our Creative and Interactive Solutions business will also be the growing amount of Website content created by our customers to deliver impactful and compelling Web-based experiences for their constituents across multiple screens, including PCs, mobile devices such as smartphones and tablets, and Internet-connected living room electronics such as televisions. We also believe those who manage Websites will want to utilize Web analytic data and other Web usage metrics to optimize their Websites and content to improve the overall experience of their sites.

To address these trends and the workflow implications, our Creative and Interactive Solutions business unit also focuses on the development, marketing and licensing of our Adobe Flash technologies, as well as our support and development efforts for other Web technologies including HTML. The broad reach and rapid adoption of the newest versions of our Flash technologies allows us to rapidly innovate with our designer, developer and enterprise software which utilize these technologies—enabling our customers to deliver new and more engaging experiences to their constituents with the widest range of media that leverages the latest advancements in operating systems, platforms, devices and rich media technologies. Our support for HTML and other Web standards enables these technologies to also be broadly adopted through innovations in our tools, and used to create rich, engaging Web experiences.

*Creative and Interactive Solutions Business Summary*

Our Creative Suite 4 ("CS4") family of products, which first shipped in fiscal 2008, incorporated Adobe technologies used by creative professionals into six Creative Suite editions and thirteen individual creative products, providing offerings for the various creative disciplines our customers desire. Entering fiscal 2010, our overall creative business was exiting a year that was adversely affected by the global economic recession and the weak general macro-economic environment. This caused overall revenue for CS4 to be lower than revenue achieved with the prior version for a comparable period of time since release. Despite this economy-driven weakness, we maintained our focus on driving adoption of our creative products entering 2010—particularly with large media companies and enterprise customers. With our execution, and as the general economy improved in early 2010, licensing of our CS4 products remained stable in the first five months of fiscal 2010.

In May of 2010, we delivered Creative Suite 5 ("CS5"), the newest release of our creative toolset. CS5 provides more than 250 new and enhanced features, significant performance improvements, new integration with Omniture measurement and optimization services (or software services), and new workflow capabilities. These feature sets enable users to create and deliver their content and applications across the broadest range of media and formats.

The launch of CS5 included the introduction of a new product called Adobe Flash Catalyst, which is a professional interaction design tool for creative professionals who want to create expressive interfaces and interactive content without writing code. The new CS5 release was also the first version of Creative Suite to integrate with new Adobe CS Live online services, which are a set of capabilities that enhance the feature set of Creative Suite to include features such as Adobe BrowserLab, Adobe CS Review, SiteCatalyst NetAverages, Acrobat.com, and Adobe Story.

As of the end of fiscal 2010, we experienced an increase in revenue for CS5 when compared to a similar period of availability for CS4. Despite this success, we did experience modest weakness in the adoption of CS5 in the second half of fiscal 2010 in the education and Japan markets. We attribute this weakness to education budget issues which occurred during the normally seasonally strong education buying period in the summer, and, economic weakness in the Japan market, respectively. Overall, however, we believe CS5 has performed well given the status of the economy in our major markets across the world.

During fiscal 2010 in the professional page layout market, despite the 2009 downturn in the economy and the financial pressure facing traditional print media companies, we continued to focus on gaining market share during the year with our Adobe InDesign product. Similarly, in the Web layout and Web development markets, and in the illustration market, we focused on maintaining market share leadership with our Adobe Dreamweaver and Adobe Illustrator products. New CS5 versions of these products delivered in fiscal 2010 increased these products' capabilities and value propositions for end users, allowing us to maintain or grow our market share position against competitors.

In the fall of 2010 we introduced a beta of the Adobe Digital Publishing Suite, an online, hosted publishing solution that enables magazine and newspaper publishers to deliver engaging, branded reading experiences of their publications to an extensive array of mobile and tablet devices. This new solution combines hosted services, flexible e-commerce models to sell single issues and subscriptions directly to consumers through mobile marketplaces, and analytics capabilities based on our Adobe Online Marketing Suite. Content is created and enhanced through integration with CS5 to enable a complete workflow for the creation and delivery of content to mobile device users via our new Content Viewer technology.

As hundreds of millions of people around the world adopt Internet-connected smartphones and tablet devices as a means to communicate, collaborate and be entertained, as well as consumer electronic devices such as digital cameras, Internet-connected televisions and game consoles, we believe a significant opportunity exists to offer more integrated solutions involving our creative solutions and our platform technologies. This trend equally applies to emerging categories such as smartphone and tablet application development, and user interface and application creation for new Internet-connected televisions. The explosion in adoption of such devices is creating a challenge for content owners and application developers to deliver consistent experiences across multiple devices, operating systems, Web browsers and screen sizes.

To address these challenges, we increased our investment during the year in support of formats and standards such as HTML and Adobe Flash. During fiscal 2010, we introduced new features across many of our products to support the newest version of the HTML standard, version 5 ("HTML5"). Among the new innovations we introduced were HTML5 feature sets in our Dreamweaver and Illustrator products.

We also advanced the capabilities of our Adobe Flash Player during the year. In the later part of fiscal 2009 and during the first half of fiscal 2010, we released a version 10.1 update for our Flash Player. For the first time, we simultaneously delivered comparable Flash Player capabilities for both PC and non-PC implementations. Building upon the success of Flash Player 10, the newest 10.1 version adds improved video capabilities such as HTTP streaming, content protection, peer-to-peer support, and enhanced digital video recorder capabilities such as pause, instant replay, and slow motion for both PC as well as smartphone and tablet environments. It also adds hardware acceleration for improved performance in both PC and non-PC environments, and new user interface capabilities such as touch screen input methods for non-PC devices which lack the traditional input methods of a PC such as a mouse.

Adoption of the new Flash Player 10.1 on PCs was the fastest ever of any Flash Player release during the three months after it was commercially available. With non-PCs, companies such as Google, Research in Motion ("RIM"), Samsung and Motorola announced or introduced Flash Player 10.1 as part of their new smartphone operating system and handset offerings during the year. With this broad support, more than 10 million copies of Flash Player 10.1 for mobile devices were either shipped or downloaded during fiscal 2010 and we expect approximately 60 million more shipments and downloads of Flash Player to smartphones and tablets during fiscal 2011. This adoption of our Flash technologies resulted in strong growth in the number of developers in the world who utilize our developer tools to deliver content and applications based on Flash.

Due to the success and frequent electronic downloads of these client technologies, we generate revenue through OEM relationships with companies such as Google, where we include their technologies as part of the download offerings of our client technologies on PCs. In fiscal 2010, this download revenue grew when compared to fiscal 2009 and represented a significant part of the overall revenue we reported in our prior Platform segment.

With the delivery of Flash Player 10.1 in fiscal 2010, nineteen of the top twenty handset manufacturers have now committed to utilizing Adobe Flash Player for Web browsing, Web application creation and the delivery of rich, consistent Internet experiences on their devices. Over time, we expect adoption of Flash Player to accelerate—increasing the need for Adobe's designer and developer tools used to create content and applications, as well as broadening our Omniture and LiveCycle opportunities as Web and IT developers extend the reach of their solutions to include mobile handsets and tablets as enterprise clients.

In the same way we have had success deploying Flash Player to PC and non-PC devices during fiscal 2010, we also broadened the reach of our cross-platform client technology named Adobe AIR. Based on Flash, PDF and HTML technologies, Adobe AIR enables developers to leverage existing code to create and deliver Web-enabled desktop applications that run standalone outside of a Web browser on PCs, tablets, smartphones and televisions.

Adoption of Adobe AIR has been substantial since first being made available in fiscal 2008. As of October 2010, there were more than 400 million AIR downloads on PCs, along with more than one million downloads of the AIR developer tools used to create these applications. In October, we extended the capabilities of AIR to mobile devices with the delivery of AIR version 2.5 for televisions, tablets, smartphones and desktop operating systems. With this release, Adobe AIR now supports smartphones and tablets based on BlackBerry Tablet OS, Android, iOS, and desktops including Windows, Macintosh and Linux operating systems. In addition, Samsung has integrated support for AIR 2.5 into Samsung SmartTVs, while Acer, HTC, Motorola, RIM, Samsung and others have announced they expect to ship AIR pre-installed on a variety of devices including tablets and smartphones in late 2010 and early 2011.

Adobe Flex, our open source framework for developing RIAs, has also enjoyed strong growth during fiscal 2010 as developers increasingly use Flex and our developer tools for building RIAs that can run on every platform where the Adobe Flash Player and/or Adobe AIR is supported. ISVs and VARs deploying SaaS applications utilize Flex as a means for creating engaging user interfaces for their applications, and enterprise developers are increasingly using Flex as a way to extend the reach and usefulness of their back office applications to their constituents. These opportunities and our solutions to address them helped to double the number of Flash and Flex developers on a year-over-year basis.

As the adoption of our Flash, Flex and AIR technologies grows, we focus on the development and delivery of our developer solutions such as Flash Builder and Flash Catalyst to leverage the latest innovations adopted by Flash Player users. These solutions ensure reliable, secure and rich application experiences across the broadest range of browsers, operating systems and devices.

In the online video and rich media delivery market, we continued to innovate to maintain and grow our market leadership position. During the year we achieved strong adoption of Adobe Flash Media Server 3.5 ("FMS"), which we released in the fourth quarter of fiscal 2009. FMS, our digital video-based server technology, provides improved dynamic streaming and HTTP delivery capabilities, performance improvements and enhanced digital rights management capabilities for H.264 video and digital video recorder functionality. The launch of FMS, which is licensed either directly by our customers or licensed through our Flash Video Streaming Service via Content Delivery Network ("CDN") partners such as Akamai and Limelight, helped to maintain the broad adoption of FLV, the video file format compatible with Adobe Flash Player. Due to the broad reach and ubiquity of our Flash Player technologies, the growing adoption of our authoring tools and our video delivery capabilities via our Flash Player, Flash video remains the market share leader in terms of worldwide video watched online according to the research agency comScore.

*Creative and Interactive Solutions Business Strategy*

In fiscal 2011, our Creative and Interactive Solutions strategy will focus on achieving revenue growth and increasing market share of our products through the delivery of comprehensive software solutions that meet the evolving needs of our customers.

To help drive this strategy, we will deliver more frequent minor releases of some of our Creative Suite family of products during the year to help our customers stay current with evolving technology trends. We will also focus on enabling content creation using desktop solutions combined with new content creation capabilities on tablets and via hosted online solutions.

We intend to drive faster migration to our most recently released creative products through fine-tuning of our tiered upgrade pricing model, through an increase in focus on signing larger customers and enterprises to maintenance contracts, and by using cloud-based hosted creative services which augment the capabilities of our latest desktop versions.

We also intend to acquire new users for our products through the implementation of a subscription licensing model that augments our traditional perpetual licensing model. We believe that a lower entry price point through monthly or annual subscription will incentivize customers who are price-conscious to adopt or migrate to the latest versions of our software. We also intend to acquire new users through other means, including increasing our focus on the education market, where our products are offered to schools and students and increasing our focus on addressing piracy problems with the inclusion of more advanced anti-piracy enhancements in the product line.

Looking forward, we will continue to work on the next major versions of our creative products with a focus on improved integration between our products, more efficient collaboration and workflow capabilities, better integration with our Omniture Web analytics and business optimization products, and enhanced functionality, particularly in areas related to interactivity and rich media use on smartphone, tablet, and Internet-connected TVs. We will expand our hosted cloud-based services to augment the capabilities of our desktop products. We will utilize hardware improvements to continue to improve the performance of our products. We will also continue to improve our support for HTML5 content creation, as support for the new standard begins to be integrated into Web browsers and those browsers begin to be adopted by Web users.

We intend to continue our efforts to be the recognized market leader in the professional page layout, Web layout and illustration software markets. In page layout, we will continue to add new features to our InDesign product with a focus on cross-media publishing workflows, as well as continue to enhance its integration with other products print professionals utilize in their workflows. In Web layout, we strive to continue to redefine the Web experience by offering the most feature-rich, market-leading solutions for Website design and development with our Dreamweaver and Flash offerings. In these and across all of our products, we intend to enhance our support for HTML5 as this new Web standard becomes more stable and Web browser manufacturers begin to implement consistently more of its feature set. In illustration, we will continue to innovate and develop new capabilities which we believe will preserve our Illustrator product as a leading graphics creation solution.

With our developer tools, we plan to add new features and capabilities to our Flash Builder and Flash Catalyst products to address the needs of designers and developers creating content and applications for both PC and non-PC environments.

We also anticipate that growth in sales of Internet-connected televisions from vendors like Samsung and Vizio will continue to increase. Participation by these partners and potentially others will extend our opportunity for Flash Player distribution from mobile devices to Internet-connected consumer electronic devices in the digital home. We expect this in turn will increase the need for designer and developer solutions—ranging from our Creative Suite family of products to previously mentioned developer tools and technologies.

*Creative and Interactive Solutions Products—Creative Products*

Adobe Creative Suite Design Premium—an integrated software solution that creative professionals can use as a platform for print, Web and mobile content publishing; combines Adobe Acrobat Pro, Adobe Dreamweaver, Adobe Flash Catalyst, Adobe Flash Professional, Adobe Illustrator, Adobe InDesign and Adobe Photoshop Extended technologies with file management and integration technology called Version Cue, a file management and control center called Adobe Bridge, a tool used to produce innovative and compelling content for a broad range of mobile phones and consumer electronics devices called Adobe Device Central, and Adobe Connect software that enables users to instantly communicate and collaborate through easy-to-use, easy-to-access online personal meeting rooms.

Adobe Creative Suite Design Standard—an integrated software solution that creative professionals can utilize for professional design and print production, page layout, image editing, illustration and Adobe PDF workflows; combines Adobe Acrobat Pro, Adobe Illustrator, Adobe InDesign and Adobe Photoshop technologies, Version Cue, Adobe Bridge, Adobe Device Central and Adobe Connect software.

Adobe Creative Suite Master Collection—an integrated software solution which provides all the tools creative professionals require to create content for every design discipline in one offering; provides capabilities for professional page layout, image editing, vector illustration, print production, Website design/development, rich interactive content creation, visual effects and motion graphics, video capture/editing/production, DVD titling and digital audio production; includes Adobe Acrobat Pro, Adobe After Effects Professional, Adobe Contribute, Adobe Dreamweaver, Adobe Encore, Adobe Fireworks, Adobe Flash Builder, Adobe Flash Catalyst, Adobe Flash Professional, Adobe Illustrator, Adobe InDesign, Adobe Photoshop Extended, Adobe Premiere Pro and Adobe Soundbooth technologies, Version Cue, Adobe Bridge, Adobe Device Central, Adobe Connect and Adobe Dynamic Link which enables intermediate rendering for a smoother workflow between video production tools.

Adobe Creative Suite Web Premium—an integrated software solution that provides creative professionals a complete solution for creating interactive Websites, applications, user interfaces, presentations, mobile device content and other digital experiences; allows users to prototype Web projects, design Website assets, build Web experiences and efficiently maintain and update Web content; combines Adobe Acrobat Pro, Adobe Contribute, Adobe Dreamweaver, Adobe Fireworks, Adobe Flash Builder Standard, Adobe Flash Catalyst, Adobe Flash Professional, Adobe Illustrator and Adobe Photoshop Extended technologies, Version Cue, Adobe Bridge, Adobe Device Central, Adobe Connect software and Adobe Dynamic Link.

CS Live Services—online services which augment the desktop capabilities of our Creative Suite family of products; includes Adobe CS Review for design feedback, Adobe BrowserLab to accurately test Website content across browser types, Adobe Story for script development, SiteCatalyst NetAverages for Internet trends data, and Acrobat.com to allow users to enhance their communication with clients and colleagues around the world.

Adobe Digital Publishing Suite—a new integrated, online, hosted publishing solution that enables magazine and newspaper publishers to deliver engaging, branded reading experiences of their publications to an extensive array of mobile and tablet devices; combines hosted services, flexible e-commerce models to sell single issues and subscriptions directly to consumers through mobile marketplaces, and analytics capabilities based on our Adobe Online Marketing Suite; content is created and enhanced through integration with CS5 to enable a complete workflow for the creation and delivery of content to mobile device users via our new Content Viewer technology.

Adobe Dreamweaver—a professional software development application used by designers and developers to create a broad range of Web solutions for publishing online commerce, customer service and online educational content; includes capabilities for visually designing HTML pages, coding HTML and application logic and working with application server technologies.

Adobe Fireworks—a professional graphics design tool that allows users to rapidly prototype and design Websites and Web application interfaces while giving professional designers and developers tools for creating images that can be deployed to Web browsers, Adobe Flash Player and Adobe AIR; integrates with Adobe Dreamweaver, Adobe Flash and Adobe Photoshop, and supports Adobe AIR application development.

Adobe Flash Professional—provides an advanced development environment for creating Internet applications which integrate animations, motion graphics, sound, text and additional video functionality; solutions built with Adobe Flash Professional are deployed via the Web to browsers that run Adobe Flash Player, and to devices as installable applications using Adobe AIR.

Adobe Ideas—new, vector-based sketching software application for mobile tablet devices such as an Apple iPad; designed to enable creative professionals to capture their ideas and be a companion tool for other professional design applications from Adobe, including Adobe Illustrator and Adobe Photoshop.

Adobe Illustrator—a vector-based illustration design tool used to create compelling graphic artwork for print publications, Websites and video production.

Adobe InCopy—an editorial tool for collaboration between writers, editors and copy-fitters; Adobe InCopy is a companion to Adobe InDesign.

Adobe InDesign—a page layout application for publishing professionals; based on an open, object-oriented architecture that enables Adobe and its industry partners to deliver powerful publishing solutions for magazine, newspaper and other publishing applications.

Adobe InDesign Server—technology for third-party systems integrators and developers to use for building design-driven, server-based publishing solutions; brings the innovative design and typography features of InDesign software to the server platform and enables Adobe partners to provide new levels of automation and efficiency in high-end editorial workflows, collateral creation, variable data publishing and Web-based design solutions.

Adobe Visual Communicator—software used to create newscast-style video presentations that can be delivered via e-mail, CD, DVD, PowerPoint or live over the Internet.

Business Catalyst—hosted software service which provides an all-in-one capability to develop, maintain, and run a Website to implement marketing campaigns and sell products online.

Ovation—software which allows users to enhance Microsoft PowerPoint slides into a richer visual experience to help deliver more impactful information, presentations and messages.

*Creative and Interactive Solutions Products—Platform Products*

Adobe AIR—client software which allows developers to use existing Web development skills (e.g. HTML, Ajax, Flash and Flex) to build and deploy RIAs on the desktop and on non-PC devices.

Adobe Flash Builder—an Eclipse-based integrated development environment ("IDE") for developing cross-platform RIAs with the Adobe Flex framework for either Adobe Flash Player or Adobe AIR; Flash Builder includes support for intelligent coding, debugging, and visual design and features testing tools that speed up development and lead to higher performing applications.

Adobe Flash Catalyst—an interaction design tool that enables designers to transform artwork into interactive projects without writing code.

Adobe Flash Lite—client software used in a wide range of non-PC devices including mobile phones and consumer electronic devices; provides a subset of Adobe Flash Player functionality for viewing and interacting with content designed for mobile handsets, televisions and other types of devices.

Adobe Flash Player—the most widely distributed rich client software on PCs and consumer electronic devices, Adobe Flash Player provides a runtime environment for text, graphics, animations, sound, video, application forms and two-way communications.

Adobe Flash Platform Services—new services that enable developers and publishers to distribute and monetize applications across multiple distribution channels.

Adobe Flex—a free, open source framework for building applications that deploy consistently on major browsers, desktops, and computer operating systems by leveraging the Adobe Flash Player and Adobe AIR runtimes.

*Creative and Interactive Solutions Products—Flash Media Server Products*

Adobe Flash Access—a scalable, flexible content protection solution that enables the distribution and monetization of premium video content delivered online; the successor to Adobe Flash Media Rights Management Server.

Adobe Flash Media Interactive Server—a configuration of our streaming media capabilities to deliver secure, high-quality video on demand, video blogging and messaging, Web conferencing and live video capabilities that can be viewed via Adobe Flash Player and Adobe AIR; provides a flexible development environment for creating and delivering interactive media applications; utilized by many industries, including media and entertainment, telecommunications, advertising, government and education.

Adobe Flash Media Enterprise Server—a configuration of our streaming media capabilities to deliver large-scale, secure, high-quality video on demand, video blogging, messaging, Web conferencing and live video, and real-time communication capabilities that can be viewed via Adobe Flash Player and Adobe AIR; provides a flexible development environment for creating and delivering interactive media applications; utilized by many industries, including media and entertainment, telecommunications, advertising, government and education.

Adobe Flash Media Live Encoder—a free media encoder and live audio and video capture software that streams audio and video in real time to Flash Media Server software or Flash Video Streaming Service; enables Web broadcasts of live events such as sporting events, concerts, Webcasts, and news and educational events.

Adobe Flash Media Playback—a free media player that can be used by any Website with only a few lines of HTML, enabling playback of video in the FLV file format and other media; has an extensible plug-in architecture that enables easy integration with CDNs and advertising platforms, as well as support for analytics and additional third-party services.

Adobe Flash Media Streaming Server—a lower-cost version of our streaming media capabilities that can be used to deliver live streaming and video-on-demand streaming; configured for lower volume streaming of content that is suitable for small- and medium- size streaming needs.

Adobe Flash Video Streaming Service—via CDN partners, Adobe offers hosted services for streaming on-demand video for the Adobe Flash Player runtime across high-performance networks; built with Adobe Flash Media Server, Flash Video Streaming Service provides an effective way to deliver Flash video to large audiences without the overhead of setting up and maintaining streaming server hardware and network.

HTTP Dynamic Streaming—with new support for on-demand and live video streaming online, our latest video delivery method enables on-demand and live adaptive bitrate video streaming of standards-based MP4 media over regular HTTP connections; gives content creators, developers, and publishers more choice in high-quality media; while the Real Time Message Protocol ("RTMP") remains the protocol of choice for lowest latency, fastest start, dynamic buffering, and stream encryption, HTTP Dynamic Streaming enables leveraging of existing caching infrastructures, and provides tools for integrating content preparation into existing encoding workflows.

**Digital Media Solutions Segment**

*Digital Media Solutions Market Opportunity*

Our Digital Media Solutions segment contains our professional imaging and video products, and targets many of the same creative professional customers as our Creative and Interactive Solutions business. In addition, our Digital Media Solutions business is chartered with focusing on additional opportunities in imaging and video workflows where there are challenges faced by creative professionals in markets such as professional photography, television, and film and broadcasting. Similarly, our Digital Media Solutions team is focused on leveraging Adobe's strong brand and market-leading imaging and video technologies to deliver innovative products to non-design professionals at work and at home.

Imaging and video are critical drivers of the explosion of digital content being created, managed and distributed via the Web. The use of imaging and video tools is essential for creating and enhancing visually rich content, including pictures and graphics, as well as video, animation and mobile content. Those creating this content include creative artists and professional photographers, as well as multimedia, film, television, audio and video producers. They work in industries including advertising, Web design, music, entertainment, broadcasting, fine arts, corporate and marketing communications, product design, user interface design and training.

We believe the innovation and capabilities we deliver in our tools and solutions enable the future of digital media, and our imaging and video products are mission-critical for how creative professionals create their content. In addition, knowledge workers, educators, hobbyists and high end consumers are also attracted to our imaging and video products to create and deliver content that is of creative professional quality.

Because of the explosion of rich media content on the Web, traditional markets such as entertainment and television broadcasting are evolving rapidly. Audiences today have new choices for when and how they view content. Advertising models are shifting in response, and broadcasters face enormous opportunity as they adapt to take advantage of these trends. Smart investments in technology for a wide array of screens are critical for success.

We believe we can help advance the next generation of content creation and media delivery due to the capabilities and broad reach of our products in the entertainment and broadcasting industries. In addition to the creation and enhancement of content, our solutions also enable our customers to take advantage of these new market opportunities. Integration with other key industry vendors which enables improved collaboration, workflow and media delivery assists our customers as they migrate their content and business models online. Rich metadata that can be integrated within content our tools create makes the content more discoverable to a wider audience via the Web. Analytics via our Omniture offerings also enables greater measurement and content optimization possibilities.

Our offerings in the Digital Media Solutions market extend from desktop tools, to smartphone and tablet applications, to cloud-based SaaS capabilities, to real-time rich media solutions which give business users the control to upload, manage, enhance and publish dynamic rich content with minimal IT support. Our offerings also extend to the delivery of rich media through streaming media and a flexible development environment for creating and delivering innovative, interactive media applications. Our media products and services enable broadcasters, event organizers and marketers to reach the broadest possible audience.

As outlined in the opportunities for our Creative and Interactive Solutions business, the market dynamics for our customers continue to evolve. People are constantly connected and are creating, modifying and sharing images and video throughout the day, with whatever device is accessible to them—whether it be a phone, a tablet, a PC or a television. Our digital media customers look to their software tools as a means to make their information impactful and to repurpose content across a variety of media, applications and systems to address how their constituents are accessing this content. Our customers desire greater efficiency from the software they use to streamline their publishing and content creation workflows and to effectively manage their assets. They also look for new and innovative ways to deliver their content and information, including through new solutions such as hosted or cloud-based services.

Our Digital Media Solutions customers license upgrades and new versions of our products due to the high degree of innovative new features and significant productivity gained through their use. They also frequently purchase license upgrades and new versions of these products when they buy new computers, or migrate to new or updated operating systems.

In addition, knowledge workers in enterprises, educators and students in schools and universities, and hobbyists at home license our Digital Media Solutions products. Knowledge workers desire professional-quality products to accomplish tasks such as creating images and video for visually-rich sales presentations, engineering or architectural proposals, real estate flyers and school yearbooks. Educators utilize our solutions to educate future creative professionals, as well as create their course content and online eLearning-based lessons. Hobbyists use our tools to create distinctive online communications and photo albums, community newsletters, blogs, animations, videos and Websites for family, friends or community organizations.

With the increasing use of the Web as a means for communicating, marketing and advertising, we believe a key driver of our Digital Media Solutions business will also be the growing amount of Website content created by our customers to deliver impactful and compelling Web-based experiences for their constituents across multiple screens, including PCs, mobile devices, and Internet-connected living room electronics such as televisions. We also believe those who manage Websites will want to utilize Web analytic data and other Web usage metrics to optimize their Websites and content to improve the overall experience of their sites.

Another driver of our Digital Media Solutions business is the growth in the use of digital devices such as digital cameras, digital video cameras, multimedia-enabled computers, DVD players, scanners, Web-capable image and video-enabled handheld devices, cellular phones, gaming consoles and other non-PC Internet-connected devices. In addition, faster Internet broadband speeds have made the Web a viable platform for the delivery of rich media, especially digital video. In turn, the growth in the use of high definition ("HD") televisions and video is driving the need for HD-enhanced video tools to produce HD content for movies and commercial television, as well as the need to deliver or repurpose this content to be viewed on the Web across PC and non-PC based devices.

As the use of digital photography and digital videography grows, we believe creative professionals and professional photographers throughout the world will continue to require software solutions to edit, enhance and manage their digital photographs and digital videos. Increasingly, we expect these users to desire software solutions which leverage the Web as a platform to deliver the capabilities of some or all of the features they desire in desktop software. In addition, we believe creative professionals and Web developers are increasing their use of digital video streams over the Web to create more compelling Websites. We believe professional videographers are upgrading their systems to support HD video content creation, enhancement and delivery. We also believe hobbyists will use, with more frequency, digital imaging and digital video software and online hosted software services as they purchase more affordable digital cameras and digital video cameras.

*Digital Media Solutions Business Summary*

Entering fiscal 2010, our Digital Media Solutions business, like our Creative and Interactive Solutions business, was exiting a year that was adversely affected by the global economic recession and the weak general macro-economic environment. Despite this economy-driven weakness, we maintained our focus on driving adoption of CS4 versions of our professional imaging and video products in the first two quarters of the fiscal year. Through our execution, as the general economy improved in early 2010, licensing of our CS4 products remained stable in the first four months of fiscal 2010.

In May of 2010, as noted earlier, we delivered CS5, the newest release of our creative toolset which included new versions of our flagship imaging and video authoring products. Strong adoption of the new CS5 products in the second, third and fourth quarters of fiscal 2010 helped to drive year-over-year revenue growth in our Digital Media Solutions segment during the entire fiscal year.

Throughout fiscal 2010, we maintained our focus on making Adobe Photoshop the standard by which all other imaging products are measured. As an essential tool in every creative customer's workflow, many of our customers acquire its capabilities through the purchase of suites of our products—the management of which is handled by our Creative and Interactive Solutions business.

With our standalone Photoshop family of products—including Photoshop Extended, Photoshop, and Photoshop Lightroom, we experienced strong year-over-year revenue growth during fiscal 2010. The release of CS5 versions of Photoshop, and the new version 3 of our Lightroom product, drove increased demand and revenue.

Similarly, our video authoring tools—including Premiere Pro, After Effects, Adobe Audition, and the suite containing them called Adobe Creative Suite Production Premium—achieved growth during the year due to an improving economy, new CS5 versions of the products, and strong execution by our sales and marketing teams to position Adobe as a leader in the overall digital media solutions category.

During the fourth quarter of fiscal 2010, we released version 9 of our Adobe Photoshop Elements software which is our digital imaging application targeted for amateur photographers and digital imaging hobbyists. In the same quarter, we released version 9 of Adobe Premiere Elements software which is our video editing software that can be used by hobbyists to enhance and share their digital video memories on DVDs. We also released a software bundle that includes the new versions of Adobe Photoshop Elements and Adobe Premiere Elements to target hobbyists who desire both applications in one affordable package. Adoption of these new releases helped to drive year-over-year revenue growth in this category during the fiscal year.

We also released free versions of applications which run on smartphones and tablets, including Adobe Photoshop.com Mobile which is a popular application and available for free on devices running Google Android OS and Apple iOS. We later renamed this product to Adobe Photoshop Express. With more than 15 million downloads of our mobile applications during the year, these free solutions expose users to Adobe's product capabilities and brand, and represent future upgrade opportunities as users of the free solutions wish to do more than what the free products enable them to do.

*Digital Media Solutions Business Strategy*

In fiscal 2011, our Digital Media Solutions strategy will focus on delivering innovation in the imaging and video markets to create, manage, distribute and monetize digital experiences in a multiscreen world. In doing so, we intend to drive revenue growth and increase market share of our products through the delivery of comprehensive software solutions that meet the evolving needs of our customers. We also intend to develop and deliver new products which leverage the strong brand and technology of our imaging and video products—including products which could run on non-PC platforms such as tablets and smartphones, and applications which could run in the cloud as a SaaS offering.

In imaging, we have a leadership position with our Photoshop franchise of products. We will continue to update our products to maintain our lead through technical innovation, and to drive upgrade and new user revenue. We also plan to drive incremental revenue growth by tuning and optimizing our business model, including: increasing our focus on the education market as a new seat and revenue growth opportunity; utilizing new trial and new subscription-based licensing models to attract new and price-sensitive customers to adopt our products; and, increasing our focus on addressing piracy problems with the inclusion of more advanced anti-piracy enhancements in the product line.

In video and rich media content creation and delivery, we have a leadership position with our video and audio tools. We plan to update certain products in the portfolio to maintain and grow this leadership position through market share gains and new user acquisition during the year. We believe our strategy of improving the workflow around planning-to-playback has been effective in migrating users to our set of digital media solutions, and we will continue to innovate to improve the workflow capabilities of our offering.

Areas where we intend to improve the workflow of our customers include improving our planning-to-playback offering through the integration of Omniture measurement and optimization capabilities, and, integrating our new Web content management ("WCM") capabilities into the workflow. We expect both initiatives will further enhance our solution to provide the most complete end-to-end solution in the market, as well as expand the revenue we can generate from existing customers that rely on our solutions.

Across all of our digital media solutions, we will continue to market the advanced features, the cross-platform and cross-device capabilities, and the workflow benefits of this platform to creative professionals and videographers in the film, broadcast, corporate and event videography market segments. We plan to leverage innovations in Adobe Flash Player and its high-quality video playback features, we will continue to work on advancing our seamless video authoring-to-playback workflow capability for those wishing to provide a rich video experience on the Web and to mobile devices. We also plan to continue to innovate with the latest Web formats to provide the best offerings to customers. This includes improvements for our support of Flash video technology, as well as adding new HTML5 capabilities as browsers begin to support these new features and the world begins to migrate to Web browsers which support them.

In the future, we intend to innovate in new areas of content creation, including addressing an emerging opportunity of building and marketing applications which work on non-PC devices such as tablets. We are making investments to insure our solutions remain leaders in their respective categories, regardless of adjustments in how people wish to create imaging and video content in the future.

*Digital Media Solutions Products*

Adobe After Effects—software used to create sophisticated animation, motion graphics and visual effects found in television broadcast, film, DVD authoring and the Web; provides 2D and 3D compositing, animation and visual effects tools, as well as advanced features such as motion tracking and stabilization, advanced keying and warping tools, and more than 250 additional visual and additional audio effects.

Adobe Audition—a professional audio editing environment designed for demanding audio and video professionals; provides advanced audio mixing, editing and effects processing capabilities.

Adobe Creative Suite Production Premium—an integrated software solution that provides creative professionals a complete post-production solution consisting of video, audio and design tools that can be utilized to create and deliver content to film, video, DVD, Blu-ray Disc, the Web and mobile devices; combines Adobe Premiere Pro, Adobe After Effects, Adobe Photoshop Extended, Adobe Flash Professional, Adobe Flash Catalyst, Adobe Illustrator, Adobe Encore, Adobe OnLocation and Adobe Soundbooth technologies, and the following additional components: Adobe Bridge, Adobe Device Central and Adobe Dynamic Link.

Adobe Encore—professional DVD authoring and creation software; provides a comprehensive set of design tools and integration with other Adobe software to create a streamlined DVD creation workflow; provides ability to output projects to recordable DVD formats including Blu-ray, ensuring a wide degree of playback compatibility.

Adobe Photoshop—provides photo design, enhancement and editing capabilities for print, the Web and multi-media; used by graphic designers, professional photographers, Web designers, professional publishers and video professionals, as well as amateur photographers and digital imaging hobbyists.

Adobe Photoshop Express—an online hosted service that provides customers with the ability to view, enhance and share their photos. It also provides photo backup services and was initially launched as Photoshop.com.

Photoshop Express Mobile—offers the ability to edit and share photos virtually anywhere from smartphones and tablet devices; runs on Apple iOS and Android OS operating systems.

Adobe Photoshop Elements—offers powerful yet easy-to-use photo editing functionality plus intuitive organizing, printing and sharing capabilities for amateur photographers and hobbyists who want to create professional-quality images for print and the Web.

Adobe Photoshop Extended—provides the capabilities of Adobe Photoshop, plus additional tools for editing 3D and motion-based content and performing image analysis; targeted for: film, video and multimedia professionals; graphic and Web designers using 3D and motion; manufacturing professionals; medical professionals; architects and engineers; and scientific researchers.

Adobe Photoshop Lightroom—software designed for professional photographers and photo hobbyists, it addresses their unique photography workflow needs by providing more efficient and powerful ways to import, select, develop and showcase large volumes of digital images.

Adobe Premiere Elements—a powerful yet easy-to-use video-editing software for home video editing; provides tools for hobbyists to quickly edit and enhance video footage with fun effects and transitions and create custom DVDs for sharing video with friends and family.

Adobe Premiere Express—hosted software service based on Adobe Premiere technology that provides video editing and video remix capabilities; licensed by customers such as those running media portals to provide consumers with embedded access to industry leading Adobe video editing and enhancement technologies.

Adobe Premiere Pro—professional digital video editing software used to create broadcast quality content for video, film, DVD, multimedia and streaming over the Web.

Adobe Soundbooth—an application that provides video editors, designers and others who do not specialize in audio with the tools that they need to accomplish audio-based tasks in their everyday work, such as removing noise from recordings, polishing voiceovers and customizing music to fit a video or animation production.

Adobe Story—an online collaborative script development tool currently in beta release and made available as a hosted service; can be used to begin the planning and preproduction phase of video workflows is be integrated with other Adobe products; developed to create more efficient video production workflows while reducing production costs, Adobe Story automatically turns content in scripts into relevant metadata that can be used throughout the Adobe digital video workflow.

Adobe Visual Communicator—software used to create newscast-style video presentations that can be delivered via e-mail, CD, DVD, PowerPoint or live over the Internet.

**Digital Enterprise Solutions**

The focus of our Digital Enterprise Solutions business is to provide solutions which meet the needs of enterprises and governments to increase their revenue, improve their productivity, help automate business processes, improve collaboration, provide better customer service and reduce costs. We believe there are several macro trends and specific growth drivers that are creating opportunities for our Digital Enterprise Solutions business:

- Transforming customer experiences—businesses increasingly focus their customer service and new customer acquisition activities online, both to gain business process efficiencies and to take advantage of the opportunities presented by new, more sophisticated technologies for analytics, optimization and targeted communications. As they do so, enterprises and governments face rapidly changing consumer expectations, fueled by innovations across channels and technologies—from social media and real-time collaboration, to online video and Internet-connected television, to new mobile and Internet applications. We believe a major opportunity has emerged to provide a platform for enterprises and governments to manage the accelerating innovation in digital experiences across multiple channels and devices—and to deliver effective and engaged customer experiences with transformative business results.

- Collaboration—the nature of business continues to become more social and collaborative, and enterprises and governments are being forced to become more transparent. Customers and government constituents desire that their online interactions be friendly and effective. As such, we believe weaving social, real-time interaction into every customer interaction is becoming a key market opportunity, as well as a differentiation in the marketplace.

- Paper-to-digital—eliminating paper and moving to automated forms-based workflows continue to be key challenges in enterprises and governments around the world. Paper remains prevalent throughout industries and governments, and there are goals to drive down operational costs related to paper use and workflows involving paper-based documents. During the past decade, there has been considerable progress made towards moving away from paper-based workflows. However, we believe there still remains a significant opportunity to deliver solutions which focus on this opportunity.

Given these market trends and growth drivers, we categorize our opportunities and our results into two distinct segments within our Digital Enterprise Solutions: Knowledge Worker and Enterprise.

*Knowledge Worker Market Opportunity*

As part of our Digital Enterprise Solutions focus, we address the needs of the knowledge worker customer whom we define as someone working in document intensive industries, focused on creating and disseminating high-value information as part of their job on a regular basis. Knowledge workers include a wide variety of job functions—such as accountants, attorneys, architects, educators, engineers, graphic designers, insurance underwriters and stock analysts. These jobs typically require the sharing of information either as a static, published document or as a collaborative, interactive document.

Knowledge workers must create information and content from a variety of sources and software applications, and be able to exchange this information within a reliable format that ensures coworkers and constituents can reliably and securely access the information. When appropriate, this information often needs to be protected or securely managed and controlled.

Document-based collaboration among knowledge workers can occur through face-to-face meetings, via phone calls, through e-mail or through Web conferencing technologies. Knowledge workers who participate in collaborations with their colleagues may be located in offices next door to each other, or in different parts of the world. These team members may change with every project and either be part of an organization's employee base, or be an external consultant or third-party partner.

We believe there is a significant opportunity to provide solutions which enable knowledge workers to communicate and collaborate across technical, geographical and social boundaries, both inside and outside of their companies. We believe that with such solutions, users can collaborate and efficiently manage feedback from their colleagues in both real time and on-demand, and control how, when and by whom information is accessed.

Since the early 1990s, our Acrobat family of products has provided for the reliable creation and exchange of electronic documents, regardless of platform or application source type. Users can collaborate on documents with electronic comments and tailor the security of a file in order to distribute reliable Adobe PDF documents that can be viewed, printed or interacted with utilizing the free Adobe Reader. Available in different versions which target a variety of user needs, Adobe Acrobat provides essential electronic document capabilities and services to help knowledge workers accomplish a wide range of ad hoc tasks involving digital documents ranging from simple publications to forms to mission critical engineering and architectural plans. Although Acrobat has achieved strong market adoption in document-intensive industries such as government, financial services, pharmaceutical, legal, aerospace, insurance and technical publishing, we believe there are tens of millions of users who need capabilities such as those provided by Acrobat who have not yet licensed an Acrobat-based solution.

Our Acrobat.com service provides centralized online file sharing and storage capabilities, as well as simple PDF creation, an online word processor, spreadsheet, and personal Web conferencing services with Adobe ConnectNow. In addition to complementing our Acrobat desktop solutions, Acrobat.com also serves as an introductory service for knowledge workers who wish to utilize PDF-creation capabilities and the Adobe Reader, but have not yet licensed an Acrobat desktop solution.

*Knowledge Worker Business Summary*

In fiscal 2010, our Knowledge Worker revenue increased when compared to fiscal 2009 due to general macro-economic improvements and increased spending by IT organizations. Helping to drive this performance was the success of our corporate and volume licensing programs, which allow customers who want to deploy Acrobat to many users to do so through convenient license acquisition and installation means.

Our Acrobat 9 family of products, which first shipped in August of 2008, offered features that allow workgroups to manage a range of essential business activities such as assembling documents from multiple sources, controlling security and access to sensitive information, enabling the creation and filling out of intelligent electronic forms and more effectively collaborating on documents and projects. These enhanced capabilities helped to continue the increase of our penetration of Acrobat desktop licenses in enterprises.

In November 2010, we launched Adobe Acrobat X, the tenth major version of our Acrobat family of products. With new and improved features that improve user productivity, streamline document reviews, collect data in fillable PDF forms, protect PDF documents and other content, and share PDF documents with others, Acrobat X extends the value proposition for knowledge workers to communicate and collaborate more effectively. Acrobat X is offered in Standard and Pro versions, as well as in a new Acrobat Suite which includes Acrobat X Pro, Adobe Photoshop CS5, Adobe Captivate 5, Adobe Presenter 7, Adobe LiveCycle Designer ES2 and Adobe Media Encoder CS5.

During the year, continued adoption of our Creative Suite products has also contributed to broader adoption of Acrobat in the creative professional market. Acrobat Pro is included in four of the five Creative Suite editions and utilization of Acrobat prepress, printing and collaboration functionality is a critical component of creative customer workflows. As such, adoption of Acrobat through the Creative Suite family of products has resulted in a material amount of Acrobat revenue being reported in our Creative Solutions Segment during the year.

We also continued to grow the usage of Acrobat.com during fiscal 2010. Since it was first introduced in 2008, more than fourteen million users have created accounts to use Acrobat.com to create and share documents, communicate in real time, and simplify working with others. We believe this compelling subscription-based service will enhance the growth capabilities of the Acrobat family of products in the coming years.

*Knowledge Worker Strategy*

In fiscal 2011, we plan to continue to market the benefits of our knowledge worker solutions to small and medium-sized businesses, large enterprises and government institutions around the world. With our Acrobat family of products, we intend to continue to increase our seat penetration in these markets through the utilization of our corporate and volume licensing programs. We also intend to increase our focus on marketing and licensing Acrobat in targeted vertical markets such as education, financial services, telecommunications and government, as well as expanding into emerging markets.

In addition, we intend to update the capabilities of our hosted service, Acrobat.com, to increase the value of the service to existing and new users. As the use of Acrobat.com grows, we intend to target users of the free aspects of the service with paid-for functionality that will enhance their use of the overall solution.

*Knowledge Worker Products*

Adobe Acrobat.com—an online collaboration suite which provides simple Web conferencing, centralized online file sharing and storage capabilities, and online collaborative applications like a word processor and a spreadsheet authoring tool.

Adobe Acrobat Standard—software that creates secure, reliable and compact Adobe PDF documents from desktop authoring applications such as Microsoft Office software, graphics applications and more; supports automated collaborative workflows with a rich set of commenting tools and review tracking features; includes everything needed to create and distribute rich electronic documents that can be viewed easily within leading Web browsers or on computer desktops via the free Adobe Reader.

Adobe Acrobat Pro—in addition to all the capabilities of Acrobat Standard, Acrobat Pro delivers specialized capabilities for creative professional and engineering users, such as pre-flighting, color separation and measuring tools; also allows users to insert Flash video or H.264 video for direct playback in the most recent versions of Adobe Acrobat and Adobe Reader software, create dynamic XML forms with Adobe LiveCycle Designer that is included with Acrobat Pro, ad hoc form distribution and data collection, and create Adobe PDF documents that enable Adobe Reader users to digitally sign Adobe PDF documents, participate in a shared review and fill and save in forms.

Adobe Acrobat Pro Extended—in addition to all the capabilities of Acrobat Pro, Acrobat Pro Extended enables collaboration between extended teams of designers and engineers to more securely and reliably communicate, visualize and document architectural and manufacturing designs using 3D data; allows users to insert and publish 3D designs from major CAD applications in Adobe PDF documents that can easily be shared with suppliers, partners and customers using the free Adobe Reader software; Acrobat Pro Extended also: allows users to easily add audio, video and quizzes to PowerPoint slides to create rich, interactive presentations with Adobe Presenter; enables conversion of a variety of video formats to Flash video for playback in PDF documents; and enables the creation of PDF maps through the importing geospatial files that can retain metadata and coordinates. Acrobat Pro Extended was discontinued with the release of Acrobat X.

Adobe Acrobat Suite—a new suite of software for business professionals which combines Acrobat X Pro, Adobe Photoshop and rich media applications to allow users to create interactive PDF experiences such as presentations, proposals and training materials; includes Adobe Acrobat X Pro, Adobe Photoshop, Adobe Captivate, Adobe Presenter, Adobe LiveCycle Designer and Adobe Media Encoder.

Adobe CreatePDF—a new, online PDF file creation service that provides easy conversion of almost all document files to Adobe PDF for the secure and reliable sharing of rich electronic documents that can be viewed easily within leading Web browsers or on computers via the free Adobe Reader.

Adobe SendNow—a new, online file sharing service that lets users send, share, and track files online, even large ones, without the complications of email size restrictions, multiple email attachments, FTP sites, and overnight shipping services.

Adobe Reader—software for reliable viewing, searching, reviewing and printing of Adobe PDF documents on a variety of hardware and operating system platforms; when used with certain Adobe PDF documents created with Adobe LiveCycle Reader Extensions Server software, Adobe Acrobat Pro or Adobe Acrobat Pro Extended, Adobe Reader also can be used to enable collaborative workflows through the addition of collaboration features built into the Adobe PDF document; these features include review and markup tools that normally are not present in the standard Adobe Reader product.

*Enterprise Market Opportunity*

The Enterprise segment of our Digital Enterprise Solutions business addresses the needs of large enterprises and governments in today's rapidly changing digital experience technology landscape. The explosion of innovation in digital experiences ranges from those found on traditional PC screens to new experiences delivered to tablets and smartphones. These experiences include content which utilize enterprise data, interactivity, and rich media such as video. In addition, social interaction is an increasing requirement, as is the desire to measure and optimize these experiences with Web analytics data, dash boards and experience optimization software.

We believe these market trends and customer requirements are creating the need for a new category of enterprise software. Industry analysts have labeled this opportunity customer experience management or CEM. We offer our market-leading CEM platform—comprising our Adobe LiveCycle Enterprise Suite, our Adobe Content Repository Extreme ("CRX"), and Adobe Communiqué ("CQ")—to enterprises and government agencies who wish to improve their customer interactions and experiences.

Our CEM platform enables our customers to not only reach their constituents through new communication channels, such as mobile and social, but also to provide common infrastructure across all of the customer touch points and processes in an enterprise. For example, enterprises leverage our CEM platform to tailor the offers presented by an agent in the traditional call center based on what the customer was researching on their mobile Website—leading to better customer alignment and loyalty, greater revenue, and reduced selling costs.

The value of CEM extends across the enterprise. Chief marketing officers invest in CEM solutions to increase marketing agility and to better engage customers by delivering consistent, personalized, targeted campaigns across channels. Chief revenue officers leverage CEM to increase revenue and selling productivity with more effective and optimized customer-facing applications, by bringing selling applications and content to the mobile sales force, and ensuring that all customer touch points present the customer with consistent messages and content. Operations and customer service leaders use CEM solutions to present a consistent, customer-centric view of the multiple enterprise systems that power a scalable business—frequently re-engineering customer processes for greater customer satisfaction and reduced costs.

Our CEM platform provides creative and developer tools for creating applications and global Web experiences. It also provides common business user applications for managing content and messages, and, it provides a common framework to measure, optimize and target experiences for superior business results—across both new and traditional communication channels and devices.

We believe significant opportunities exist to help enterprises address these issues by making their business processes more efficient, their Web applications more engaging, agile, and measurable and giving executives the ability to manage these experiences through tools like dashboards. We also believe forward-thinking enterprises are actively investing in disruptive processes to engage more meaningfully with customers, and the employees and partners who serve them. Enterprises want to leverage these dynamic human interactions to create a more effective customer interaction model which accelerates customer acquisition and retention.

Our offering leverages a unified developer experience for creating applications that help organizations quickly assemble more secure, feature-rich user experiences. We also utilize Adobe Flash and Adobe PDF technologies to improve user engagement via the cross-platform Adobe Reader and Adobe Flash Player software installed on over 98% of Internet-enabled PCs worldwide.

With our platform, organizations can choose the appropriate combinations of standards-based user interface technologies, including Flash, PDF, AIR, XML, HTML and Ajax, to most effectively engage their users, drive flexibility, and reduce custom implementations and vendor lock-in. Our multi-platform, multi-format approach enables customers to deliver CEM solutions that allow for interaction by their constituents on any Internet-connected device, including smartphones, tablets and other non-PC devices.

To improve their collaboration and communication capabilities, we believe enterprises will increasingly utilize real-time communication to improve how they train, market, sell and support their products and solutions to their customers. For this reason, we include our Adobe Connect product line as part of our CEM offerings.

Adobe Connect provides capabilities for live Web conferencing, as well as delivering on-demand rich presentations through an on-premise server or as a hosted service and recorded. Web conferencing services are provided via the ubiquitous Adobe Flash Player client on PCs, as well as through smartphone and tablet device applications running natively on operating systems such as Apple iOS and Google Android. By offering Web conferencing services as part of our enterprise family of products, we believe we can extend adoption of Web conferencing to a broader potential market and grow the use of such technology with an easy-to-adopt business model.

We believe customers adopting our CEM solutions will increasingly need more capabilities to address how they manage and deliver their content. The importance of managing online, mobile and social channels as a means to deliver content and measure its business impact is also growing, as is the desire to utilize a completely integrated offering and workflow from one software vendor rather than several.

To strengthen our enterprise software solution portfolio, in October, 2010 we completed our acquisition of Day Software Holding AG ("Day"), a leading provider of WCM, digital asset management and social collaboration offerings. We believe Day's leading WCM solutions combined with Adobe's existing portfolio form the most powerful offering for CEM on the market today. With it, we can help customers better integrate their global Web presence and business applications, unlocking value across their marketing, sales, and service processes.

Although our solutions address the needs of a diverse set of enterprise customers, we focus primarily on two key vertical industries: financial services and government. We also target vertical markets such as media and entertainment, manufacturing, telecommunications and healthcare. For all these customers, we offer comprehensive, scalable, secure and reliable server products and tools to develop applications tailored to their specific information and business process requirements. By industry, we also offer Solution Accelerator applications which enable customers in those industries to rapidly build prototype and pilot applications which can bootstrap their development efforts and help them achieve quicker time-to-market deployment as well as better return on investment ("ROI").

*Enterprise Business Summary*

In fiscal 2010, as macro-economic conditions improved and our enterprise go-to-market efforts matured, we achieved strong year-over-year revenue growth in our Enterprise business. This growth was driven by increased adoption of our Adobe LiveCycle and Adobe Connect products during the year. We believe this success is due to the increased capabilities and robustness of our product offering, to the investments we have made in our direct sales force during the past several years, as well as industry analysts and enterprise customers placing more emphasis on CEM solutions as an area for investment in businesses.

The revenue performance of these product lines in our enterprise business also benefitted from the recent deployment of new versions of products that deliver enhanced capabilities. In the fourth quarter of fiscal 2009, we delivered Adobe LiveCycle Enterprise Suite 2, which improved our offering and enhanced our go-to-market efforts as we entered fiscal 2010. Later in fiscal 2010, we announced and delivered Adobe LiveCycle Enterprise Suite 2.5 ("LiveCycle ES2.5"), expanding our set of solutions for delivering superior customer experiences. New capabilities in LiveCycle ES2.5 include enterprise mobility for improved multiscreen delivery of applications, an enhanced framework for building enterprise RIAs, a new set of Solution Accelerators, and real-time collaboration to empower organizations to interact with customers and citizens in more meaningful, personal ways. Separately, in November 2010 we also announced and released Adobe Connect version 8, a significant update to our Web conferencing solution for enabling effective and engaging Web meetings, online training and Webinars.

LiveCycle ES2.5 is an integrated J2EE server solution that blends data capture, process management, information security, document generation and content services to help create and deliver rich and engaging applications that reduce paperwork, accelerate decision-making and help ensure regulatory compliance. It provides developers the ability to build applications that improve interactions with customers and constituents across devices and channels. Delivering significant productivity improvements to IT and line-of-business managers, LiveCycle ES2.5 also provides an RIA framework for building customizable RIA workspaces, mobile and desktop access to critical applications, and deployment as hosted services.

New features and enhancements to LiveCycle ES2.5 include expanded client and Web browser support. We believe the extended mobile and desktop access to LiveCycle ES2.5 will help organizations save time and costs by providing seamless end-user access to processes and services that help them complete their work faster. As part of LiveCycle ES2.5, we offer new capabilities such as LiveCycle Workspace ES2.5 Mobile—which enables access to LiveCycle ES2.5 from smartphones and tablets including iPhone, Blackberry and Windows mobile devices, thereby increasing user productivity by allowing access to tasks when users are away from their desks. We also offer LiveCycle Launchpad ES2.5, which is an Adobe AIR application that provides easy access on the desktop to initiate LiveCycle ES services such as PDF creation.

Additional LiveCycle ES2.5 capabilities include expanded RIA data services and enable Adobe Flex and LiveCycle developers to create user-centric applications that are unique to particular business needs. The new LiveCycle Mosaic ES2.5 capability is an RIA framework for rapidly assembling and engaging activity-centric enterprise applications, and provides knowledge workers with real-time, contextual information from multiple sources in a single, personalized view or dashboard. Developers can extend existing applications by exposing their business logic and user interfaces into application tiles that can be assembled to create unified views.

In addition, we provide LiveCycle Collaboration Service, which is a new hosted service that provides developers and enterprises with a scalable solution to easily build real-time, multi-user collaboration into existing or new RIAs. LiveCycle ES2.5 also provides the option to deploy LiveCycle capabilities in the cloud, hosted in the Amazon Web Services cloud computing environment. We believe these capabilities provide organizations with a faster deployment path and lower total cost of ownership. It also allows developers to stage multiple applications before going live in production.

To make it easy for enterprise designers and developers to automate enterprise business processes, we provide Solution Accelerators—which help organizations make prototyping efficient and decrease application development time. New LiveCycle ES2.5 Solution Accelerators include Interactive Statements, Managed Review and Approval and Correspondence Management. We also provide LiveCycle Workbench ES2.5, which is an IDE that allows developers, designers, and business analysts to work together collaboratively.

These LiveCycle ES2.5 capabilities build upon advancements we have made with LiveCycle that provided common services software for functionality such as forms automation, PDF document creation, document security and process management.

In October 2010, Adobe completed its acquisition of Day, a provider of next-generation WCM. Adobe's acquisition of Day strengthens our CEM platform with market-leading WCM, digital asset management and social collaboration offerings. We believe our acquisition of Day positions us to help organizations transform themselves by enabling them to create, manage, distribute, and monetize content while optimizing the Web, mobile, and social collaboration experience for their customers.

More specifically, we believe we can enable the delivery of customer-facing Web and mobile solutions by extending enterprise services beyond interactive applications, documents, and workflows to include comprehensive WCM such as personalization of content, rich media delivery capabilities, mobile application delivery, and social collaboration.

We believe Day's leading WCM solutions combined with Adobe's existing portfolio form the most powerful offering for customer experience management on the market today. With it, we can help customers better integrate their global Web presence and business applications, unlocking value across their marketing, sales, and service processes. With the Day acquisition, Adobe now offers enterprise customers a more complete solution for customer-facing Web and mobile solutions.

The release of Adobe Connect 8 provides new capabilities including a simpler and more intuitive user interface, enhanced audio/video features for richer participant experiences, a new optional desktop client for improved access, an enhanced software development kit for even greater solution extensibility, and tighter session management for increased security. With these new features and the overall capabilities of our Web conferencing solution, industry analysts have given strong accolades and positive recommendations for Adobe Connect. With this commentary and our market momentum in fiscal 2010, we believe we will continue to grow our market share in the fast-growing Web conferencing market in the coming year.

*Enterprise Strategy*

In fiscal 2011, we will continue to focus on offering a more complete CEM platform, targeting the CEM needs of governments and enterprises worldwide. We wish to help these customers develop and deliver self-service and assisted-service Web-based applications that blend rich user interfaces and documents with data capture, document collaboration, process management, content management and document generation capabilities that are easy to use. We strive to provide solutions which are customer-centric and help the constituents of our customers work together on complex processes and bridge the digital experiences, traditional channels, and paper-based environments, and do so by providing capabilities that are accessible by anyone. We intend to provide such solutions directly through our field organization, as well as together with global and regional systems integrators we partner with that deliver comprehensive solutions to their customers.

We will continue to focus our go-to-market efforts on vertical markets such as financial services and government. We intend to continue to build out our go-to-market model to leverage sales and consulting delivery through systems integrator partners. We will also work to enhance our solutions offerings through investments in new SaaS, or on-demand, capabilities for our enterprise server product family.

With our newly acquired Day line of products, we believe we can drive strong revenue growth by expanding the global reach of the Day go-to-market effort as part of our CEM strategy and LiveCycle solution offering. We also believe our Day solutions can be leveraged in other market opportunities, such as how large creative customers might use it in concert with their creative workflows, and with Omniture-based Web measurement and optimization solutions.

With our Adobe Connect product, we intend to increase awareness of our solution in markets such as government and commercial enterprises. We also intend to expand our go-to-market opportunity by working with Conferencing Service Providers, and we plan to deliver capabilities which allow developers to build collaboration-enabled business processes utilizing Adobe Connect functionality and services.

*Enterprise Products*

*Application and Content Services*

Adobe CQ—our WCM, digital asset management, and social collaboration platform that enables interactive marketers to leverage the online channel as the most cost-effective marketing vehicle to engage customers and prospects to increase competitive advantage and drive revenue; acquired as part of our acquisition of Day.

Adobe CRX—an open, standards-based Enterprise Content Management ("ECM") platform, built on a modern architecture that is highly scalable; natively manages all content as defined in the Content Repository for Java Technology API Version 2.0 specification; this programming interface, defined by the ECM industry, provides developers with a stable and well-defined, yet extensible content and query model that protects past and future investments; acquired as part of our acquisition of Day.

Adobe LiveCycle Collaboration Service—enables architects and developers to create more engaging and more dynamic user experiences that deliver multi-user, real-time collaboration features into new or existing rich Internet applications; allows customers to offload management and processing for features such as chat, video, VoIP and white-boarding, ultimately to provide guided product or service selection, assisted product design or enhanced customer support.

Adobe LiveCycle Connectors for ECM—solutions which enable Adobe LiveCycle customers to connect their LiveCycle applications with other industry-leading enterprise content management systems, such as EMC Documentum, IBM FileNet and IBM Content Manager.

Adobe LiveCycle Content Services—offers a library of services that can be used with other LiveCycle solution components to create content-rich engagement applications whereby end users can share and collaborate on content development in content spaces as part of a company's business processes; supports check-in/check-out capabilities, keeps a complete audit history of all document actions and provides a fully integrated set of content services ranging from an enterprise content repository to social collaboration tools such as enterprise forums; also includes team collaboration capabilities such as forums and discussions, and provides Microsoft Office plug-ins that enable users to interact with the process engine and content repository using Microsoft Word and Microsoft Excel.

Adobe LiveCycle Mosaic—provides rich Internet application framework for rapidly assembling and engaging activity-centric enterprise applications, and provides knowledge workers with real-time, contextual information from multiple sources in a single, personalized view; used by developers to extend existing applications by exposing their business logic and user interfaces into application tiles that can be assembled to create unified views.

*Collaboration*

Adobe Connect—a rich Web-based communication system which enables organizations to reduce the costs of travel and increase the effectiveness of online training, marketing events, sales meetings and collaborative Web conferencing solutions which are instantly accessible by customers, partners and employees using Adobe Flash Player; consists of a core Connect Events Server or hosted service, and modules that provide specific application functionality, including Connect Training and Connect Events; can be deployed with either some or all of these components together; Connect Training allows organizations to build a complete online training system with Microsoft PowerPoint presentations that include surveys, analysis, course administration and content management; Connect Events allows users to provide seminar and training sessions as well as to conduct business presentations through the Web.

*Data Capture*

Adobe LiveCycle Data Services—high-performance, scalable and flexible framework that streamlines the development of RIAs using Adobe Flex and Adobe AIR; abstracts the complexity required to create server push-based applications and supports a rich set of features to create real-time solutions; utilizes powerful data services and simplifies data management problems such as tracking changes, synchronization, paging and conflict resolution; deployed as a standard J2EE Web application, which enables customers to leverage their existing infrastructure.

Adobe LiveCycle Forms—server-based software application that organizations can use to cost-effectively and securely extend their core business processes beyond their enterprise system; enables customers to create and deploy XML-based form templates as PDF, SWF, or HTML for use with Adobe Reader or Adobe Flash Player software, or with Web browsers; provides for the capture of data from submitted forms and the transfer of the data directly into an organization's core business systems, thereby streamlining form-driven business processes and improving data accuracy.

Adobe LiveCycle Reader Extensions—server-based software application which lets enterprises easily share interactive Adobe PDF documents with external parties without requiring recipients of the documents to purchase Acrobat software that normally would be necessary to interact with the Adobe PDF documents they receive; unlocks features on an individual Adobe PDF document by document basis so that when such a file is opened in the free Adobe Reader, users have access to tools that normally would not be available in Adobe Reader, such as reviewing and commenting functions, digital signatures to electronically sign PDF documents, embedding file attachments, enabling database and Web service capabilities, and the ability to fill in form data, submit and save electronic documents locally.

*Document Output*

Adobe LiveCycle Output—server-based solution which supports on-demand document processes including the generation of documents such as correspondence, confirmations, bids, or shipping labels; provides capabilities to merge XML data from back-end systems with Adobe LiveCycle Designer ES templates to generate documents in PDF, PDF/A, PostScript, PCL, or Zebra label formats; customers can customize electronic document packages by combining newly generated PDF documents with existing files from document repositories; customers can also convert PDF documents to print or image file formats and then route them automatically to support direct server-based printing or archiving operations.

Adobe LiveCycle PDF Generator—server-based software which automates the creation, assembly, distribution and archival of PDF documents in combination with critical business processes; converts a wide range of native and standard file formats, and can combine newly created PDF documents with existing files or pages to assemble customized PDF packages; supports direct server-based PDF printing or can convert PDF documents to a wide variety of formats, including image formats and PDF/A.

Adobe LiveCycle Production Print—server-based solution that performs high-volume jobs through efficient batch processes, generating documents such as statements, invoices, contracts, or welcome kits; merges XML, ASCII or other data types from back-end systems with Adobe LiveCycle Designer ES templates to generate documents in a broad range of print or electronic formats to support high volume production requirements; enables customers to print document packages by collecting multiple jobs over time and then grouping them to minimize mailing costs.

*Information Assurance*

Adobe LiveCycle Digital Signatures—server-based software application that helps organizations automate the processing of electronic documents by providing batch-based capabilities to digitally sign and certify Adobe PDF documents, validate digital signatures and encrypt/decrypt Adobe PDF documents; safeguards information when it leaves a company's network and integrates with existing public key infrastructures.

Adobe LiveCycle Rights Management—server-based software application that helps organizations manage information access securely with dynamic, persistent document control; allows for access control and auditing of Adobe PDF, Microsoft Word, Microsoft Excel, Microsoft PowerPoint, PTC Pro/ENGINEER, Dassault CATIA and Lattice XVL CAD document usage inside or outside the firewall, online or offline and across multiple document platforms; lets organizations know when a document has been viewed, printed or altered and restricts access so that only intended recipients can open, use and forward a document; allows for previously granted document permissions and access to be revoked; leverages Adobe Acrobat and Adobe Reader and other client plug-in software to author and view protected documents.

*Process Management*

Adobe LiveCycle Process Management—server-based process management application that allows organizations to orchestrate people, systems, content and business rules into streamlined, end-to-end processes that are accessible to process participants through engaging user interfaces, online or offline; provides out-of-box dashboards to help users gain insights into business operations in real time and management tools to fix day-to-day operational problems and make long-term process improvements.

Adobe LiveCycle Business Activity Monitoring—software that allows administrators and process participants to quickly identify bottlenecks, check progress and view other process information related to business transactions; comes in two versions: Adobe LiveCycle Business Activity Monitoring ("BAM") ES Standard, which allows for the monitoring of all LiveCycle processes with 16 out-of-the-box dashboards and, Adobe LiveCycle BAM ES Extended, which adds the ability to extend Adobe LiveCycle BAM ES to other enterprise business systems so that users can monitor business processes via dashboards inside and outside the LiveCycle environment.

*Other Knowledge Worker and Enterprise Related Products*

LiveCycle Managed Services—LiveCycle is available as on-premises software or as a managed services offering delivered in partnership with Amazon.com Inc. LiveCycle Managed Services customers pay Adobe an annual subscription fee. In return, Adobe provisions and manages a LiveCycle instance for the customer on Amazon Web Services. By outsourcing the management of their LiveCycle instance to Adobe, customers benefit from increased capital efficiency and reduced complexity. As a result, customers can focus more of their efforts on providing successful user outcomes and less on the tasks of managing computing infrastructure.

Adobe Central Pro Output Server—a server-based software application for document generation that allows organizations to create personalized, customer-facing documents from any data source—including legacy, line-of-business, ERP or CRM applications; merges data with an electronic document template using a powerful processing engine to dynamically generate electronic documents such as purchase orders, invoices, statements and checks for delivery via Adobe PDF, the Web, e-mail, fax or print; works with Adobe Output Designer which is a companion tool used to create sophisticated document templates.

Adobe LiveCycle Designer—desktop software application which simplifies the creation and maintenance of intelligent XML based forms for deployment as Adobe PDF forms, HTML applications and Flash based RIAs; provides an intuitive, graphical design tool for creating XML templates that look exactly as the author intended and previewing them before deployment; it also simplifies adding intelligence to documents, such as business and routing logic, and binding form fields to arbitrary XML schemes for seamless integration with enterprise applications.

Adobe Output Designer—a design tool that allows users to create electronic document templates for use with Adobe solutions for document generation; aids in the creation of electronic documents that exactly replicate existing paper documents.

Adobe Output Pak for mySAP.com—a SAP-certified server-based software application for document generation that enables organizations to optimize their investment in their SAP solution by creating personalized, professional-looking, customer-facing documents; provides an easy, fast and cost-effective way to create and maintain documents for the SAP environment; integrates directly with an SAP system to extract information which is merged with a document template that defines the layout and formatting of the document; output can be in a variety of formats, including Adobe PDF, print, fax, e-mail and the Web.

Adobe Web Output Pak—a server-based software application for document generation; creates documents in PDF and HTML for presentation on the Web and in Wireless Markup Language for presentation to a wireless device; allows users to personalize and control the look of documents based on the data the documents contain.

**Omniture Segment**

*Omniture Market Opportunity*

Our Omniture business unit provides Web analytics and online business optimization products, solutions and services, which we deliver through the Omniture line of products and the Adobe Online Marketing Suite. Customers use Omniture products and services to manage and optimize online, offline, digital and multi-channel business initiatives.

Customers who use our Omniture solutions include marketing professionals such as the chief marketing officer, marketing managers, online marketing managers, search engine marketers, media managers, media buyers and marketing research analysts. Customers also include Web content editors, Web analysts and Web production managers. These customers often are involved in workflows which utilize other Adobe products, such as our creative professional tools and our Adobe Flash client technologies.

We believe there are several key market trends creating opportunities for our Omniture business:

- Broad commercial utilization of the Internet—The Internet has fundamentally altered the way businesses and consumers purchase and consume goods and services. It has also redefined many business processes and has created opportunities for new online businesses, as well as for existing offline businesses seeking to capitalize on online initiatives. Because of this, businesses are investing in innovative online initiatives to increase sales, improve customer service, enhance brand awareness, decrease time-to-market for their offerings, reduce fulfillment costs and increase operational efficiency. We expect that the scope and scale of commercial Internet usage will continue to increase. The roll-out of broadband networks and mobile networks, particularly in emerging geographic markets, will contribute to the growth of Internet usage. Internet commerce should also continue to grow. Proliferation of online marketing and customer response channels—such as mobile, digital video, and social networks—will continue to generate interactions that need to be measured and analyzed across channels.
- Need to measure and automate online business—In order to make informed decisions about priorities and investments in online marketing and other commercial initiatives, we believe businesses require timely and accurate measurement of customer behavior. The proliferation of Internet usage and the fact that nearly every user interaction on a Website (or other digital medium such as mobile phone applications, set-top boxes, kiosks, point of sale systems or any IP connected device) can be captured by the owner of the Website, or other digital medium, have resulted in the creation of an unprecedented amount of data about how a business' customers interact and transact business with it. Businesses are increasingly realizing the benefit of using information gained from online and other digital customer interactions to improve functional areas, such as sales, customer service, product development, marketing, pricing, manufacturing and inventory management. The interactive and measurable nature of Internet activity also enables businesses to determine how customers arrived at their online destinations, such as through paid search, a display ad or a social media Website. It also enables businesses to determine which advertising mediums are yielding the greatest ROI, including whether visitors convert to customers once they've reached their destination site.
- Opportunity to optimize online business—Measuring online activity and automating the capture and analysis of data are important for making informed business decisions. Businesses also need to leverage data to optimize the results of their online business activities. For example, businesses have historically measured the success of their online marketing programs by simple click-through rates or conversion rates, the latter being the percentage of click-through users who make a purchase or otherwise engage in the desired customer action during the online session. However, the effectiveness of online marketing can be optimized by analyzing and acting on deeper information, such as repeat visits, transactions generated, registrations, traffic pathways (various paths of online visitor traffic flow), time spent and quality of interaction (engagement), eventual conversion (desired customer

action taken in subsequent visits) or success over time (lifetime value of customer) as well as comparing the relative effectiveness of different marketing channels (attribution). Business success metrics can also vary based on the industry or vertical market—for example, media companies drive engagement to optimize subscriptions and online advertising revenue, whereas retailers and e-commerce companies focus on promotions and maximizing online purchases. Online businesses utilize a large and growing number of complex and diverse advertising and communication channels to market to customers, including display advertising, paid and natural search advertising, e-mail, social media marketing, affiliate marketing, blogs, podcasts, video, RIAs and comparison shopping engines, as well as traditional offline initiatives. The emergence of multi-channel marketing initiatives, which combine traditional offline marketing initiatives such as television, print, magazine, newspapers, radio and catalog with online marketing initiatives, makes the measurement and analysis of online activity more challenging, but presents additional opportunities to optimize results. For example, businesses want to measure and understand the impact of their advertising initiatives across all these channels, not only to determine how much credit should be given to a particular channel and to understand cross-promotional effectiveness, but more importantly to optimize their advertising spending and make adjustments in the way channels are utilized and align the amount of resources that are allocated to each of them.

Given the market trends described above, we believe the combination of our creative tools and Omniture's solutions help customers to more efficiently and effectively measure, analyze and optimize those experiences—creating a complete feedback loop. With this broad platform, we believe there is a unique opportunity for Adobe to deliver an end-to-end workflow that will allow customers to create, deliver, monetize, and optimize the impact and business results of their content and assets.

*Omniture Business Summary*

We acquired Omniture in October 2009. As one of the largest SaaS businesses, our Omniture business segment processes over one trillion transactions per quarter in a hosted environment for thousands of customers around the world. Like the rest of our business segments, Omniture revenue was adversely affected during 2009 due to the macro-economic environment. However, the business stabilized in the second half of 2009 and growth returned in 2010—mirroring the growth in online advertising and e-commerce.

Our Omniture revenue in fiscal 2010 was affected by the write-down of prior Omniture deferred revenue due to purchase accounting rules for combining software companies. However, during fiscal 2010, as we more fully integrated the Omniture business into Adobe and we invested in the go-to-market capabilities of our sales force responsible for our Omniture product line, we achieved record bookings levels with our Omniture business during the year. In addition, we continued to achieve high retention rates during the year as customer contracts came up for renewal.

Our flagship Omniture product, SiteCatalyst, anchors our analytics business and represented more than 50% of Omniture revenue reported for fiscal 2010. The percentage of revenue represented by SiteCatalyst has been shrinking, which reflects success against our effort to provide additional types of services beyond analytics which integrate into our Online Marketing Suite. Revenue from these additional services grew steadily and represented nearly a third of our Omniture revenue in fiscal 2010. Our Omniture professional services, including training and consulting services, comprised the remaining portion of our Omniture revenue during the year.

*Omniture Strategy*

In the coming year, we expect to build upon the momentum we achieved in fiscal 2010 by enabling our customers to capture, store and analyze information generated by their Websites and other sources and to gain critical business insights into the performance and efficiency of marketing and sales initiatives and other business processes. We intend to help our customers utilize this information to optimize their advertising spend across digital advertising channels, automate the targeting and delivery of content and marketing offers on a Website, as well as the broader Internet, and test site design and navigational elements to optimize the user experience and their revenue opportunities. We will enhance our services by providing customers with real-time access to online business information through interactive dashboards, the ability to integrate that information with a broad set of other data sources, and generate flexible reports using real-time and historical data and the ability to measure, automate and optimize critical online processes. We also plan to enhance our capabilities to provide user and system controls that help manage privacy and keep our products within regulatory compliance guidelines, as new privacy standards emerge in the industry.

We also believe we can accelerate the growth of our Omniture business by expanding the Omniture go-to-market strategy to include new geographies and vertical markets where Adobe has a strong presence. We also believe we can grow the business by expanding what we offer in the Online Marketing Suite, including improving integration with our creative tools and our newly acquired Day products, and by delivering "one click" optimization capabilities for vertical market solutions such as the Adobe Digital Publishing Suite.

With our Scene7 solutions, we merged the management and delivery of the Scene7 product line into our Omniture business to leverage the similar go-to-market models and targeted customer bases. We intend to market the capabilities of our Scene7 offerings to help customers automate the production and availability of rich media experiences on their Websites.

*Omniture Products*

We offer the Adobe Online Marketing Suite, powered by Omniture technology, our suite of products, solutions and services used to manage and enhance online, offline and multi-channel business initiatives, which we host and deliver to our customers on-demand and also provide as an on-premise solution for some products. Our Online Marketing Suite consists of an open business analytics platform, online and multi-channel analytics, and an integrated set of applications to optimize digital advertising spend and conversion. These components and services are accessed primarily by a Web browser, and are built on a scalable and flexible computing architecture. As such, these components and services reduce the need for our customers to make upfront investments in technology, implementation services or additional IT personnel, thereby increasing customers' flexibility in allocating their IT capital investments.

The components of our Online Marketing Suite are described in more detail below and are organized by five main components of our offering: Advertising Optimization, Conversion Optimization, Online Analytics, Multi-channel Analytics and Omniture Open Business Analytics Platform.

*Advertising Optimization*

Adobe SearchCenter—hosted software which simplifies search marketing by providing a common interface to manage search campaigns across multiple search engines, integrate campaign metrics with Web analytics, and optimize across marketing programs; enables search marketing to occur in the context of a broader marketing plan so that users such as online marketers can improve brand engagement and online conversions.

*Conversion Optimization*

Adobe Merchandising—hosted software which enables retailers to implement online merchandising strategies that optimize marketing effectiveness through increased conversions and average order value; helps retailers grow their online business by improving shoppers' ability to find and select products, as well as promoting products based on business goals and metrics.

Adobe Publish—an on-demand WCM solution that enables business users to easily create, manage and update Web content without the need of IT or Web developers; enables content owners to easily publish and maintain content on their Websites.

Adobe Recommendations—hosted software which enables businesses to promote products and content online; utilizes flexible data and behavioral driven algorithms, allowing customers to increase conversions on their Websites by ensuring relevant choices are automatically presented to customers, either on Websites or through email campaigns.

Adobe Scene7 On-Demand—provides an easy-to-use, Web-based visual merchandising system to upload, manage, enhance and publish dynamic rich content; used by many leading online retail Websites to automate the production and availability of rich media experiences, including zoom, dynamic sizing, personalization and interactive dynamic product catalogs.

Adobe Search&Promote—new, hosted Website search and merchandising application that helps marketers anticipate visitor search intent and promote the most relevant products and content across Web and mobile site searches; provides flexible search and navigation interfaces, social browsing, sort and filter options, refinements based on multiple facets such as color, gender and customer ratings, an advanced marketer console to monitor conversion metrics and paths, and a visual rule builder to manage promotions.

Adobe SiteSearch—hosted software which gives users such as marketers the ability to control and optimize the search results on their sites; enables control over the search experience with presentation and navigation features designed to help guide visitors to the most relevant information; integrated with Omniture SiteCatalyst, SiteSearch dynamically promotes the most successful products, services and content to the top of search results using analytics-derived metrics such as revenue, conversion rates and page views.

Adobe Test&Target—hosted software which provides users such as marketers the capabilities to make their online content and offers more relevant to their customers, yielding the potential for greater customer conversion; provides an intuitive interface for rapidly designing and executing tests, creating audience segments and targeting content.

*Online Analytics*

Adobe Discover—hosted software which provides users such as Web analysts and online marketers with real-time visitor information and insight; enables businesses to understand a comprehensive, multi-dimensional view of their customers through accurate and timely information such that they can make informed decisions to improve the performance of their business.

Adobe SiteCatalyst—hosted software which provides customers and users such as marketers the ability to capture, store and analyze information generated by their Websites and other sources and to gain real-time business insights via charts, graphs and dashboards into the performance and efficiency of marketing and sales initiatives and other business processes; built on a scalable and flexible computing architecture.

Adobe Survey—hosted software which helps organizations design, create and implement online surveys to measure audience sentiment.

*Multi-Channel Analytics*

Adobe Insight—on-premise software which enables organizations to quickly analyze large volumes of rapidly evolving data in real-time; provides users with charting and visualization capabilities to assist them with making quick business decisions that can improve overall business performance; accepts data from any source, including data warehouses and business intelligence tools.

Adobe Insight for Retail—on-premise software which provides organizations with rapid customer insights using real-time analysis of large volumes of continuously changing point-of-sale, kiosk and inventory data; helps users correlate data to online interactions for a deeper understanding of customer responses across multiple channels.

*Omniture Open Business Analytics Platform*

Adobe DataWarehouse—contains the information captured by Adobe SiteCatalyst, our core Omniture business product offering, and other Omniture business applications.

Adobe Genesis—contains application programming interfaces to integrate and augment analytics data with relevant data from Internet and enterprise applications and data from a growing number of online and offline channels to enable business optimization.

**Print and Publishing Segment**

Our Print and Publishing business segment contains several of our mature products and services which address diverse market opportunities including eLearning solutions, technical document publishing, Web application development and high-end printing. Our focus on these markets enabled year-over-year revenue growth in fiscal 2010. These opportunities and the key products we offer to address them in fiscal 2011 are reviewed below.

Increasingly, eLearning solutions are becoming more prevalent as a means to create and deliver online and electronic learning experiences. These experiences range from online assessments, surveys and quizzes—to online reference and instruction manuals—to real time learning and Web-based collaboration experiences. We believe we have a rich legacy in the development and delivery of eLearning tools, and can innovate by providing new features and platform reach for eLearning content delivery with our set of offerings.

In the third quarter of fiscal 2010, we delivered version 2 of our Adobe eLearning Suite, which is a complete set of tools for creating professional eLearning courseware. The new release enables accelerated content development with the capabilities of the new version 5 of our Adobe Captivate software. Captivate 5 adds improved software demonstrations, interactive simulations, branching scenarios, and quiz capabilities to its already robust set of features which are used to create and maintain eLearning courseware.

At the end of fiscal 2010, we moved the management and development of our ColdFusion product line into our Print and Publishing business. Our ColdFusion offering provides fast and easy ways to build and deploy powerful Internet applications. Developers can extend or integrate ColdFusion with Java or .NET applications, connect to enterprise data and applications, create and interact via Web services, or interface with SMS on mobile devices or instant messaging clients. ColdFusion can also be used for business reporting, rich-forms generation, printable document generation, full-text search and graphing and charting—enabling customers to more fully engage their constituents with better Web experiences. Our ColdFusion business improved during fiscal 2010 due to the improving macro-economic environment, as well as due to continued innovation in the products' feature sets to address the evolving needs of ColdFusion developers. We will continue to invest in the capabilities ColdFusion platform in fiscal 2011 to maintain and grow revenue in this market.

Graphics professionals and professional publishers require quality, reliability and efficiency in production printing, and we believe our printing technology provides advanced functionality to meet the sophisticated requirements of this marketplace. As high-end printing systems evolve and transition to fully digital, composite workflows, we believe we are uniquely positioned to be a supplier of software and technology based on the Adobe PostScript and Adobe PDF standards for use by this industry. We generate revenue by licensing our technology to OEMs that manufacture workflow software, printers and other output devices.

In fiscal 2010, we maintained our OEM PostScript revenue through continued innovation with PostScript technologies. In 2011, we plan to continue to enhance PostScript as well as utilize PDF enhancements to maintain these formats as standards in publishing and printing work flows.

*Print and Publishing Products*

Adobe Authorware—a legacy rich media authoring tool used to develop caption based eLearning on Windows and Macintosh based platforms; use of the product ranges from creating Web-based tutorials to simulations incorporating audio and video; applications developed with Adobe Authorware can be delivered on the Web, over corporate networks or on CD-ROM.

Adobe Captivate—enables users to rapidly create professional and engaging eLearning content—including software simulation, quizzes, animation and multi-media—and deliver the content in Adobe Flash and other formats; the content can be created without any programming or multi-media skills and can be published to CD/DVDs and Learning Management Systems used in training, sales, marketing and customer support applications; often used in combination with Adobe Connect, Adobe Captivate provides a robust technology solution to bring understanding and retention to end users of rapid training and eLearning solutions.

Adobe ColdFusion—provides a server-scripting environment and a set of features used by organizations for building database-driven scalable applications that are accessible through Web browsers, Adobe Flash Player and Adobe AIR; built on an open Java technology architecture and can be deployed on third-party Java application servers that support the J2EE specification.

Adobe ColdFusion Builder—new development tool for building ColdFusion applications; provides a unified, customizable and extensible development environment to code applications, manage servers and deploy projects.

Adobe ColdFusion in the Cloud—new hosted service available in beta release; enables developers to build ColdFusion applications through the Amazon Web Services environment with access to the capabilities of ColdFusion as a hosted service.

Adobe Contribute—an easy-to-use tool to update and publish Web content, designed for non-technical business users who need to make minor changes to intranet and Internet Websites that conform to the structure, style, layout and site standards setup by a Website administrator; streamlines the Web content maintenance process and provides Website administrators with a set of simple content management functionality to manage and administer Websites; also provides bloggers with a simple tool to create and update their blogs.

Adobe Director—a tool for creating professional multimedia content that combines images, text, audio and video into presentations, interactive experiences and prototypes; for Websites, it provides users with the ability to deliver multimedia content that supports three dimensional content and animations for use in various markets, including education, games and commerce; also enables the creation of fixed-media content for CD titles and DVD titles in the entertainment, education and corporate training markets.

Adobe eLearning Suite—a set of software for creating professional eLearning courseware; includes capabilities of Captivate, Flash Professional, Dreamweaver, Photoshop Extended, Acrobat, Presenter, Soundbooth, Bridge and Device Central CS5.

Adobe FrameMaker—an application for authoring and publishing long, structured, content-rich documents including books, documentation, technical manuals and reports; provides users a way to publish their content to multiple output formats, including print, Adobe PDF, HTML, XML and Microsoft Word.

Adobe FrameMaker Server—extends the capabilities FrameMaker software in an automated, server-based environment; includes features that facilitate high-volume publishing, including catalog, database, and directory publishing, as well as the production of personalized technical documents and custom eBooks.

Adobe Font Folio—contains more than 2,200 typefaces from the Adobe Type Library in OpenType format, offering a type solution for print, the Web, digital video or electronic documents; also includes Adobe Type Manager which makes it easy to create beautiful text for print, Web and video projects.

Adobe JRun—a legacy application server solution based on the J2EE specification; integrates with our development tool offerings and is used to deploy applications for functions such as online banking and customer service.

Adobe PageMaker—software used to create high-quality documents simply and reliably with robust page layout tools, templates and stock art.

Adobe PDF Print Engine—a next-generation printing platform that enables complete, end-to-end PDF-based workflows using common PDF technology to generate, preview and print PDF documents; allows PDF documents to be rendered natively throughout a workflow, providing performance benefits which include eliminating the need to flatten transparent artwork.

Adobe PostScript—a printing and imaging page description language that delivers high quality output, cross-platform compatibility and top performance for graphically-rich printing output from corporate desktop printers to high-end publishing printers; gives users the power to create and print visually rich documents with total precision; licensed to printing equipment and workflow software manufacturers for integration into their printing products.

Adobe RoboHelp—an easy-to-use authoring tool used by developers and technical writers to create professional help systems and documentation for desktop and Web-based applications; utilizes support for HTML, PDF import/export, team authoring capabilities, as well as JavaHelp.

Adobe Shockwave Player—a rich media player used for deploying multimedia content for use in Internet solutions including education, training, games and commerce.

Adobe Technical Communication Suite—includes Acrobat, Captivate, FrameMaker and RoboHelp technologies; helps customers improve their workflows, especially technical communicators who want a single solution to meet their content creation and publishing needs.

Adobe Type Classics for Learning—a low-cost, introductory font library designed for students and educators.

Adobe Type Sets—various collection packages of Adobe's best-selling typefaces; makes it easy to create beautiful text for print, Web and video projects.

FreeHand MX—a professional vector graphics tool designers and illustrators use to create high quality images that can be scaled; supports developing images for print, the Web and Adobe Flash Player.

## COMPETITION

The markets for our products and services are characterized by intense competition, evolving industry standards and business and distribution models, disruptive software and hardware technology developments, frequent new product introductions, short product life cycles, price cutting with resulting downward pressure on gross margins and price sensitivity on the part of consumers. Our future success will depend on our ability to enhance our existing products, introduce new products on a timely and cost-effective basis, meet changing customer needs, extend our core technology into new applications and anticipate and respond to emerging standards, business models, software delivery methods and other technological changes.

### Creative and Interactive Solutions

In our Creative and Interactive Solutions segment, we offer the Adobe Creative Suite in multiple editions which consist of combinations of several of our technologies. In addition to offering the technologies within the Creative Suite editions, we also offer them as individual software applications. These products compete with those from many companies, including Apple, Aviary, Avid, Corel, Microsoft, Quark and others, as well as from various open source initiatives.

Of the competitors listed, no single company offers the complete range of capabilities that our Creative Suite family of products offers. Microsoft, with their Expression Studio, competes with several aspects of our Adobe Creative Suite family of products. For example, Expression Studio includes: Microsoft Expression Design, which competes with our Adobe Illustrator and Adobe Fireworks products; Microsoft Expression Blend, which competes with our Adobe Flash Catalyst and Flash

Professional products; and Microsoft Expression Web, which competes with our Adobe Dreamweaver product. Similarly, Aviary provides for free a set of online, cloud-based creative tools via their Website. Their tools run inside Web browsers and include an image editor, a vector graphics editor, a special effects tool, and audio and music tools.

We believe our Adobe Creative Suite family of products competes favorably on the basis of features and functionality, ease of use, product reliability, price and performance characteristics. The individual technologies within the Creative Suite editions also work well together, providing broader functionality and shortened product training time for the individual who uses multiple applications to complete a project.

We also believe our individual Creative products compete favorably against those offered by competitors noted above, as discussed below.

Our Adobe InDesign product, used for professional page layout, faces competition from Quark Xpress in the professional page layout market. Quark also benefits from an established industry infrastructure that has been built around the use of their XPress product in print shops and service bureaus, and through the development of third-party plug-in products. Barriers to the adoption of Adobe InDesign by Quark XPress customers include this infrastructure, as well as the cost of conversion, training and software/hardware procurement required to switch to InDesign. Although these barriers remain, we believe we have increased the market share of our InDesign software. We also believe we will continue to see market share gains going forward due to a product offering that contains new innovative features, improved integration with our other products, our strong brand among users, positive reviews by industry experts, adoption of InDesign by major accounts which are influencers in their industries and improved infrastructure support by the industry for our overall solution.

Professional drawing and illustration products are characterized by feature-rich competition, brand awareness and price sensitivity. In addition to competition with Microsoft's Expression Design product, our Adobe Illustrator product faces competition from companies such as ACDsee, Aviary, Corel, Mediascape, Xara and the open source product called Karbon14. Competition in this market is also emerging with a new category of drawing and illustration applications on tablet and smartphone platforms. Software companies, including Autodesk with their SketchBook Pro application, are extending their products and feature sets to platforms such as Apple's iPad and potentially other tablet devices. We believe our products compete favorably due to high customer awareness of their rich features, especially the drawing and illustration functionalities, the technical capabilities of the product and our ability to leverage core technologies from our other established products.

The demand for professional Web page layout and professional Web content creation tools is constantly evolving and highly volatile. In addition to competition with Microsoft's Expression Blend and Web products, we believe Adobe Dreamweaver and Adobe Flash Professional face direct and indirect competition from desktop software companies such as Bare Bones Software, FlashDevelop, JetBrains, Panic, MacRabbit, MacroMates, and various proprietary and open source Web authoring tools. We also face competition from Microsoft Visual Studio products, and other IDEs that enable developers to create Web applications from companies such as BEA Systems (a subsidiary of Oracle), Borland and IBM. We believe our products compare favorably to these applications; however, our market share may be constrained by Microsoft's ability to target its Web software to users in markets it dominates. These target customers include users of Microsoft Office, Microsoft Windows operating system, the Microsoft Internet Explorer Web browser and Microsoft Visual Studio.

Our Flash technologies, including Adobe Flash Player and Adobe AIR, face competition from Microsoft Silverlight, as well as alternative approaches to building rich content and Web applications such as JavaFX and Unity. Microsoft markets its Silverlight product and technology as an alternative to our Flash and AIR technologies. Silverlight provides capabilities for the creation of media experiences and interactive applications for the Web that incorporate video, animation, interactivity and user interfaces. We believe Flash and AIR compete favorably against Silverlight due to the broad reach of Adobe Flash Player and AIR on PCs and non-PC devices, due to the use of Flash and AIR as a means to deliver rich, cross-platform, multiscreen content, and due to the use of our market-leading creative tools as an essential part of existing creative workflows.

The HTML specification, which among other things describes the syntax and format for encoding Web pages, has evolved over several decades and Adobe has participated in its evolution. Our tools are among the leading applications used by Web designers and developers to create HTML-based content that is displayed and viewed in Web browsers. The newest version of HTML, HTML5, is being developed by an industry consortium that includes Adobe and leading browser manufacturers such as Apple, Google and Microsoft, and contains new features which will compete with some of the features of Flash and Flash Player, such as the ability to create and display rich advertising and play video natively within the browser. We are working to implement support for HTML5 in our creative product solutions, and we believe we will provide the widest array of support and tooling for HTML5 content creation over time. Yet, we believe the competing interests of the browser developers, and the potential for inconsistency in how each major browser implements HTML5 will create a continuing demand for solutions such as those offered by our Flash technologies that provide a consistent presentation capability that works across browsers, operating systems and devices. We also believe that Flash based content and tooling have a significant technology lead over anything trying to replicate its feature sets, particularly in market areas like online gaming, Web applications and RIAs, 3D-based content, and premium online video delivery, advertising and security.

We believe demand for authoring new HTML5 features will intensify the competition in the professional Web page layout market. We also believe the potential fragmentation of HTML5 implementations by the various browser manufacturers that compete with each other will create the need for tool improvements to address the disparities between platforms and devices that could result. Our Dreamweaver product and our CS Live BrowserLab service are uniquely positioned to assist customers with migrating to new versions of standards such as HTML5, as well as delivering the means to create rich, interactive experiences on devices and screens of all sizes.

As customers such as publishers and media companies increase their desire to deliver their assets to new platforms such as mobile devices and tablets, we expect new and existing companies to offer solutions that address these challenges which are competitive with our Digital Publishing Suite. Many design agencies are building capabilities to offer such solutions, and companies such as Texterity offer an alternative format and business model for the delivery of newspaper and magazine content to mobile devices.

We believe RIAs will make use of both open source Ajax frameworks and the open source Flex framework to create hybrid RIAs in the browser, and we anticipate increased adoption of AIR as a development platform for Ajax developers. With our FMS solution, we face competition from Microsoft with their Windows Media Server for Windows Media and Silverlight, as well as Apple, Move Networks, Real Networks, Wowza Media Systems and others.

Our tools used to create applications for PCs and mobile devices such as smartphones and tablets are influenced by evolving industry standards, rapid software and hardware technology developments and frequent new product and technology introductions by companies or open-source initiatives targeting similar opportunities. Technologies and products which compete with our tools for creating mobile applications include solutions which utilize Java, Brew, Scalable Vector Graphics and Wireless Application Protocol. On Apple devices running the iOS operating system, on devices running Microsoft operating systems and on devices running the Google Android operating system, developers can choose to use native development environments for those platforms. They can also utilize other developer solutions which can be compiled to run on such devices, including those from companies such as appcelerator, Phonegap, Unity3D and Corona.

With respect to Apple mobile devices such as the iPhone and iPad, although our desire is to work closely with Apple to deliver Adobe Flash Player for accessing browser-based SWF content on their devices similar to our approach with other mobile vendors, we are restricted from making advancements towards this goal until we have Apple's cooperation to do so. We do not believe we have experienced a negative impact to our revenue because of this exclusion due to the broad uses of our creative and developer tools to create content and applications in a variety of formats for PC, mobile and other devices—including Apple mobile devices.

We believe our robust programming model and developer tools used to create rich content, our large developer community and ecosystem which utilize our tools and the growth of companies who utilize Flash and AIR as a basis for rich content and application delivery across multiple screens are key assets in our ability to effectively compete in this market. Further, the rich expressiveness of Flash which provides the capability to deliver audio, video, motion graphics, vector graphics and visual effects resulting in rich user experiences and interfaces on mobile devices, is a key differentiation when compared to the capabilities of alternate solutions.

**Digital Media Solutions**

The needs of digital imaging and video editing software users are constantly evolving due to rapid technology and hardware advancements in digital cameras, digital video cameras, printers, personal computers, tablets, mobile phones and other new devices. Our software offerings, including Adobe Photoshop, Adobe Photoshop Lightroom, Adobe Photoshop Elements, Adobe After Effects, Adobe Audition, Adobe Soundbooth, Adobe Encore, Adobe Premiere Elements and Adobe Premiere Pro, face competition from companies offering similar products. We also continue to face competition from new and free products, including online based Web services and mobile/tablet applications which compete directly with our Photoshop Express mobile application offering.

In professional digital imaging, software applications and services compete based on product features, brand awareness and price sensitivity. In addition to competition with Apple's Aperture product and Microsoft's Expression Design product, our Adobe Photoshop and Adobe Photoshop Lightroom products face direct and indirect competition from a number of companies including Corel. New image editing applications for mobile devices and tablets with features which compete with our professional products are also emerging as adoption of these devices grows. Our Adobe Photoshop products compete favorably due to high customer awareness of the Photoshop brand in digital imaging, the positive recommendations for our Photoshop product by market influencers, the features and technical capabilities of the product and our ability to leverage core features from our other established products.

Our other digital imaging and video editing offerings, including Adobe Photoshop Elements and Adobe Premiere Elements, are subject to intense competition, including customer price sensitivity, competitor brand awareness and competitor strength in OEM bundling and retail distribution. We face direct and indirect competition in the consumer digital imaging market from a number of companies that market software which competes with ours, including ACD Systems, AI Soft (Japan), Apple, ArcSoft, Corel, i4 (Japan), Google, Kodak, Nova Development, Magix, Microsoft, Photodex Corporation, Sonic, Pinnacle and Sony.

In addition, we face competition from device, hardware and camera manufacturers such as Apple, Canon, Dell, Hewlett-Packard, Nikon, Phase One, Sony and others as they try to differentiate their offerings by bundling, for free, their own digital imaging software, or those of our competitors. Similarly, we face potential competition from operating system manufacturers such as Apple with their iPhoto product and Microsoft as they integrate or offer hobbyist-level digital imaging and image management features with their operating systems. We also face potential competition from smartphone and tablet manufacturers that integrate imaging and video software into their devices to work with cameras that come as part of their smartphone and tablet offerings. In addition, new social networking platforms such as Facebook are becoming a direct means to post, edit and share images—bypassing the step of using image editing and sharing software.

Competition is also emerging with a new category of imaging and video applications on tablet and smartphone platforms. Existing as well as new competitors are extending their products and feature sets to platforms such as Apple's iPad and potentially other tablet devices. Similarly, new cloud-based SaaS offerings continue to emerge which offer image editing and video-editing capabilities, as well as social and sharing features. In addition to competing with our own mobile applications such as Photoshop Express, our Lightroom product and our Elements hobbyist products, these products could start to encroach upon the feature sets of our professional tools.

Applications for digital video editing, motion graphics, special effects, audio creation and DVD authoring face increasing competition as video professionals and hobbyists migrate towards the use of digital camcorders and digital video production on their computers, and DVD systems and online video for rich media playback. Our Adobe After Effects, Adobe Audition, Adobe Encore, Adobe Premiere Pro and Adobe Soundbooth software products, as well as the Adobe Production Premium suite which contains these products, face competition from companies such as Apple, Avid, Canopus, Sonic and Sony.

Our Adobe Premiere Elements software product which is targeted for use by hobbyists, faces competition from companies such as Apple, ArcSoft, Avid, Broderbund, Corel, Magix, Microsoft and Sony—as well as video editing capabilities found in operating systems, hosted SaaS solutions, video editing solutions bundled by video camcorder manufacturers with their hardware offerings, and video editing solutions bundled onto smartphones. Similarly, we face potential competition from operating system manufacturers such as Apple with their iMovie and iDVD products and Microsoft with their Windows Movie Maker product as they integrate or offer hobbyist-level digital imaging and image management features with their operating systems.

We believe we compete favorably against other digital imaging, digital video and consumer-focused image management software applications with our Adobe Photoshop Elements and Adobe Premiere Elements products due to strong consumer awareness of our brand in digital imaging and digital video, our relationships with significant OEMs, positive recommendations for our products by market influencers, our increased focus on the retail software channel and strong feature sets.

Adobe After Effects is a leader in professional compositing and visual effects due to its strong feature set and its integration with our other products that helps create a broad video editing platform for our customers. In professional digital video editing, we are an industry leader with Adobe Premiere Pro and compete favorably due to our strong feature set, our OEM relationships and the integration with our other products to create a broad digital video publishing platform for our customers.

**Digital Enterprise Solutions**

With our Adobe Acrobat business, we continue to face competition from Microsoft. Their widely used Office product offers a feature to save Microsoft Office documents as PDF documents, which competes with Adobe Acrobat. They also offer a proprietary digital rights management technology and a document format, called XML Paper Specification ("XPS"), which competes with Adobe PDF. Given Microsoft's market dominance, the PDF feature in Office, XPS, and any other competitive Microsoft product or technology that is bundled as part of its Office product or operating system or made freely available, could harm our overall Adobe Acrobat market opportunity.

Our Adobe Acrobat product family also faces competition in the PDF file creation market from many clone products marketed by companies such as AdLib, Active PDF, Apple, Global Graphics, Nuance, Software995, Sourcenext and others. In addition, other PDF creation solutions can be found at a low cost, or for free, on the Web.

For customers that use Adobe Acrobat as part of document collaboration and document process management solutions, where electronic document delivery, exchange, collaboration, security and archival needs exist, our Acrobat product family faces competition from entrenched office applications such as Microsoft Office and its integration with its SharePoint product. In the higher end of the electronic document market, Acrobat Pro and Acrobat Pro Extended provide features which compete with other creative professional PDF tool providers, such as Enfocus, Dalim and Zinio. Google's Google Apps set of products also provides document creation and collaboration capabilities, including the ability to preview PDF documents, which can be used as an alternative to our collaboration features in Acrobat.

To address these competitive threats, we are working to ensure our Adobe Acrobat applications stay at the forefront of innovation in emerging opportunities such as PDF document generation, document collaboration and document process management.

Our Web conferencing solution, Adobe Connect, faces competition from many Web conferencing vendors, including Cisco WebEx, Microsoft Office Live Meeting (now a part of their Microsoft Lync offering), IBM Lotus Sametime and Citrix GoToMeeting. Cisco WebEx is a market share leader and Microsoft has steadily increased its marketing of its solution.

The markets we address with our Adobe LiveCycle Enterprise Suite are influenced by evolving industry standards, rapid software and hardware technology developments, and new product introductions from competitors such as Microsoft and IBM.

Microsoft has already brought to market new products and technologies to address many of the emerging market needs we focus on with our Adobe LiveCycle family of products. Microsoft continues to offer its eForms solution called InfoPath in certain versions of Microsoft Office and has added Office Forms Services which extends their forms to users as MS Outlook e-mail messages or to Web browsers rather than the InfoPath client. They also continue to offer their Windows Rights Management Services in their Windows Server product which is designed to allow corporate networks to manage and enforce restrictions built into documents.

Certain Windows operating systems contain a proprietary digital rights management technology which competes with Adobe LiveCycle Rights Management ES. In addition, Microsoft's most recent version of Office includes an updated version of its SharePoint product which competes with certain aspects of our Adobe LiveCycle products. Microsoft has also recently delivered technology called Windows Presentation Foundation and Silverlight which offers an alternative to building RIA applications within the Microsoft .NET framework.

In the electronic forms solution market, in addition to competition from Microsoft Infopath based solutions, we face competition from IBM through their eForms solution recently rebranded as Lotus Workplace Forms. Similarly, we face competition for document process management solutions from workflow solution vendors such as PegaSystems, Lombardi, Nuance and Ultimus.

Our overall offering for CEM solutions competes with offerings such as IBM's Project Northstar, recently renamed the IBM Customer Experience Suite. We also expect to compete with similar offerings from other major vendors with similar portfolios, such as Microsoft and Oracle. We believe that we compete favorably in this emerging market based on our extensive track record of delivering industry-leading tools for creating compelling experiences our WCM focus on global, multi-brand, multi-language Websites; the strength of our Web analytics platform; the breadth and power of our tools for building multi-screen and multi-channel applications; our long-standing and broad partnerships with system integrators and interactive agencies; our deep background in user-centric design; the superior functionality and broad range of our PDF solutions; and our scalability and performance.

Our WCM solution, acquired from Day, competes with general enterprise content platforms, including products from Autonomy, EMC, IBM, OpenText, and Oracle, as well as more specialized solutions, including products from Alfresco, FatWire, CoreMedia, Percussion, and SDL. In addition, there are low-cost and open source alternatives, such as Drupal, Joomla!, and WordPress. We believe that we compete favorably with both the enterprise and low-cost alternatives, based on our strong feature set; focus on global, multi-brand, multi-language Websites; superior user experience; tools for building multi-screen, multi-channel applications; standards-based architecture; scalability and performance; and leadership in industry standards efforts.

### Omniture

In our Omniture segment, we compete primarily with Web analytics and business optimization vendors whose software is provided on demand to customers, generally through a Web browser. We also compete to a limited extent with vendors whose software is installed by customers directly on their servers. In addition, we compete at times with our customers' or potential customers' internally developed applications.

Our current principal competitors include companies that offer Web analytics and optimization services on-demand such as ComScore (through their recent acquisition of Nedstat), Google, IBM (through their recent acquisitions of Coremetrics and Unica), Microsoft, WebTrends and Yahoo!. We also compete with software vendors, such as Infor (which owns Epiphany), Nielsen/NetRatings (which is a part of the Nielsen Online Unit of the Nielsen Company) and SAS Institute. In addition, we also compete with online marketing service providers, such as Microsoft Advertising (formerly aQuantive when acquired by Microsoft), DoubleClick (owned by Google) and 24/7 Real Media (acquired by WPP).

Our Test&Target products compete with multivariate testing providers, such as Optimost (owned by Autonomy), Memetrics (owned by Accenture), Kefta (owned by Acxiom Digital) and [x + 1]. Our SiteSearch products compete with intra-site search vendors, such as Autonomy, Endeca Technologies, FAST Search and Transfer ASA (owned by Microsoft) and Google. Our Merchandising product competes with merchandising solutions providers such as Endeca (owned by ThanxMedia), Celebros, SLI Systems, Nextopia Software and Fredhopper. Our InSight products compete with channel analytics providers, such as Truviso, Clickfox, Qliktech and AsterData. Our Recommendations product competes with product recommendations providers, such as Aggregate Knowledge, Baynote, Certona, Rich Relevance and Amadesa. Our SearchCenter products compete with point solutions providers, such as Marin Software and Kenshoo, tier 2 point solution providers such as SearchIgnite and Clickable, as well as some services oriented search companies such as Efficient Frontier.

Finally, our Survey product competes with survey providers such as OpinionLab, iPerceptions and Foresee Results.

Many of the companies that offer Web analytics software offer other products or services and as a result could also bundle their products or services, which may result in these companies effectively selling their products or services at or below market prices. In addition, large software, Internet and database management companies have entered the market and enhanced their Web analytics capabilities, either by developing competing services or by acquiring existing competitors or strategic partners of ours. For example, Google offers a Web analytics service free of charge, and acquired DoubleClick, one of our strategic partners, in 2008. Also, Microsoft offers a Web analytics service free of charge, and offers Microsoft Advertising, which is based on their 2007 acquisition of aQuantive. Yahoo! also offers a Web analytics service based on its acquisition of IndexTools, and IBM recently acquired Coremetrics and Unica to extend their e-retailing offering in an initiative they call Project Northstar. These competitors, given their significant resources and preexisting relationships with our current and potential customers, could compete effectively against us.

We believe competitive factors in our markets include the proven performance, security, scalability, flexibility and reliability of services; the strategic relationships and integration with third-party applications; the intuitiveness and visual appeal of services' user interfaces; the low total cost of ownership and demonstrable cost-effective benefits to customers; the ability of services to provide N-dimensional segmentation of information; pricing; the flexibility and adaptability of services to match changing business demands; enterprise-level customer service and training; perceived market leadership; the usability of services, including services being easy to learn and remember, efficient and visually compelling; the real-time availability of data and reporting; independence from portals and search engines; the ability to deploy the services globally and to provide multi-currency, multi-language and multi-character support and to have a local presence in international markets; and success in educating customers in how to utilize services effectively.

### Print and Publishing

Our Print and Publishing product line targets many markets. In technical authoring and publishing, our Adobe FrameMaker product faces competition from large-scale electronic publishing systems, XML-based publishing companies such as PTC, as well as lower-end desktop publishing products such as Microsoft Word. Competition is based on the quality and features of products, the level of customization and integration with other publishing system components, the number of hard-ware platforms supported, service and price. We believe we can successfully compete based upon the quality and features of the Adobe FrameMaker product and our extensive application programming interface.

In desktop publishing, our Adobe PageMaker product faces competition from other software products, including Microsoft Publisher. Competition is based on the quality and features of products, ease-of-use, printer service support and price. We believe we have a strong product and can successfully compete with these types of applications based upon the quality and features of the Adobe PageMaker product, its strong brand among users and its widespread adoption among printer service bureaus.

In printing technologies, we believe the principal competitive factors for OEMs in selecting a page description language or a printing technology are product capabilities, market leadership, reliability, price, support and engineering development assistance. We believe that our competitive advantages include our technology competency, OEM customer relationships and our intellectual property portfolio. Adobe PostScript faces competition from Hewlett-Packard's proprietary PCL page description language and from developers of other page description languages based on the PostScript language standard, including Global Graphics and Zoran. In addition, Microsoft's XPS document format and Autodesk's DWG format compete with Adobe PDF and our Adobe PostScript technologies and solutions.

In the rapid eLearning authoring market, our Adobe eLearning Suite and our Captivate product face competition from general content development tools such as Microsoft PowerPoint, screen recording tools such as Techsmith's Camtasia and more advanced eLearning and software simulation solutions such as Firefly, Lectora and Articulate. Competition in this market is based on speed of development and completeness of the features of products, ease-of-use and price. We believe our product can successfully compete based upon the strength of its broad range of features, its strong brand among users and its widespread adoption among training developers.

In WCM, our Adobe Contribute product faces competition from solutions that provide for the simple creation of blogs and "Wikis," as well as basic content publishing products such as Microsoft Word, Microsoft FrontPage, Microsoft Notepad, basic HTML editors like ezHTMLArea and ekTron, content management tools like Microsoft SharePoint and, large-scale WCM systems from companies such as Cisco, Interwoven, Vignette, IBM and Oracle. Competition in this market is based on usability, quality and features of products, the level of customization and integration with other WCM components, the integration with Web design tools, the number of hardware platforms supported, service and price. We believe we can successfully compete based upon the usability and price of Adobe Contribute, its strong brand among users and integration with other WCM components.

In multimedia content authoring, our Adobe Director product faces competition from a variety of multimedia content authoring tools. Competition is based on the quality and features of products, ease-of-use and price. We believe we have a strong product and can successfully compete based upon the quality and features of the Adobe Director product, its strong brand among users, its widespread adoption among content developers and publishers and the widespread proliferation of the Shockwave Player.

In technical Web authoring and publishing, our Adobe RoboHelp product faces competition from large-scale Web publishing systems, XML-based Web publishing companies, as well as lower-end publishing products such as Microsoft Word. Competition is based on the quality and features of products, the level of customization and integration with other publishing system components, service and price. We believe we can successfully compete based upon the quality and features of the Adobe RoboHelp product.

Our Adobe ColdFusion products face competition from major vendors including Microsoft, IBM and Oracle (via its BEA subsidiary and acquisition of Sun). Our ColdFusion products also compete with several technologies available today at no cost including the PHP and PERL programming environments that are available for the Apache Web server.

## OPERATIONS

### Marketing and Sales

We market and distribute our products through sales channels, which include distributors, retailers, software developers, systems integrators, ISVs and VARs, as well as through OEM and hardware bundle customers. We also market and license our products directly using our sales force and through our own Website at www.adobe.com.

We support our end users through local field offices and our worldwide distribution network, which includes locations in Australia, Austria, Belgium, Brazil, Canada, China, Czech Republic, Denmark, Dubai, Finland, France, Germany, India, Ireland, Italy, Japan, Korea, Mexico, Moldova, the Netherlands, Norway, Poland, Portugal, Romania, Russia, Singapore, South Africa, Spain, Sweden, Switzerland, Taiwan, Turkey and the United Kingdom.

We also license software with maintenance and support, which includes rights to upgrades, when and if available, support, updates and enhancements.

The table below lists our significant customers, as a percentage of net revenue for fiscal 2010, 2009 and 2008. As listed, our significant customers are distributors who sell products across our various segments.

| | 2010 | 2009 | 2008 |
|---|---|---|---|
| Ingram Micro | 15% | 15% | 18% |

We have multiple non-exclusive, independently negotiated distribution agreements with Ingram Micro and its subsidiaries covering our arrangements in specified countries and regions. Each of these contracts has an independent duration, is independent of any other agreement (such as a master distribution agreement) and any termination of one agreement does not affect the status of any of the other agreements.

Receivables from our significant distributors, as a percentage of gross trade receivables for fiscal 2010 and 2009 were as follows:

| | 2010 | 2009 |
|---|---|---|
| Ingram Micro | 14% | 16% |

**Order Fulfillment for Physical Distribution**

The procurement of the various components of packaged products, including DVDs and printed materials, and the assembly of packages for retail and other applications products is controlled by our Supply Chain Operations organization. We outsource our production, inventory and fulfillment activities to third parties in the United States, Europe, Asia and Japan.

To date, we have not experienced significant difficulties in obtaining raw materials for the manufacture of our products or in the replication of DVDs, printing and assembly of components.

Shippable backlog is comprised of unfulfilled orders, excluding those associated with new product releases, those pending credit review and those not shipped due to the application of our global inventory policy. Shippable backlog, as of January 21, 2011 and January 15, 2010, was approximately $5.8 million and $5.4 million, respectively.

**Services and Support**

We provide professional services, technical support and customer service to a wide variety of customers including consumers, creative professionals and business users. Our service and support revenue consists primarily of consulting fees, software maintenance and support fees and training fees.

*Services*

We have a global Professional Services team dedicated to developing and implementing solutions for enterprise customers in key vertical markets and to transfer technical expertise to our solution partners. The Professional Services team uses a comprehensive, customer-focused methodology to develop high quality solutions, which in turn deliver a competitive advantage to our enterprise customers. A portfolio of technical training courses is also available for desktop and server-based products to meet the needs of our enterprise customers and solution partners.

*Support*

A significant portion of our support revenue is composed of our extended enterprise maintenance and support offerings, which entitles customers to the right to receive product upgrades and enhancements during the term of the maintenance and support period, which is typically one year. Regional Support Centers are charged with providing timely, high quality technical expertise on Enterprise and Knowledge Worker products and solutions to meet the growing needs of our customers.

Our support revenue also includes support for our desktop products. We offer a range of support programs, from fee-based incidents to annual support contracts. Additionally, we provide extensive self-help and online technical support capabilities via the Web which allows customers quick and easy access to possible solutions. We provide product support through a combination of outsourced vendors and internal support centers.

We also offer Developer Support to partners and developer organizations. The Adobe Partner Connection Program focuses on providing developers with high-quality tools, software development kits, information and services.

As a registered owner of the current version of an Adobe desktop product, customers are eligible to receive Getting Started support on certain matters. Support for some products and in some countries may vary.

### Training

We inform customers about the use of our products through on-line informational services on our Website (www.adobe.com) and through a growing series of how to books published by Adobe Press pursuant to a joint publishing agreement with Peachpit Press. In addition, we develop tests to certify independent trainers who teach Adobe software classes. We sponsor workshops, work with professional associations and user groups, and conduct regular beta testing programs. We also provide paid education services to enhance our customers' use of our Omniture solutions, including a wide range of traditional and online training and certifications delivered by our team of training professionals.

### Investments

We make direct investments in privately-held companies. We enter into these investments with the intent of securing financial returns as well as for strategic purposes as they often increase our knowledge of emerging markets and technologies, as well as expand our opportunities to provide Adobe products and services. We also owned a limited partnership interest in Adobe Ventures IV L.P. ("Adobe Ventures") that invested in early stage companies with innovative technologies. During fiscal 2010, Adobe Ventures was dissolved and all remaining assets were distributed to the partners. Adobe Ventures was managed by Granite Ventures, an independent venture capital firm and sole general partner of Adobe Ventures.

## PRODUCT DEVELOPMENT

As the software industry is characterized by rapid technological change, a continuous high level of investment is required for the enhancement of existing products and services and the development of new products and services. We develop our software internally as well as acquire products or technology developed by others by purchasing the stock or assets of the business entity that held ownership rights to the technology. In other instances, we have licensed or purchased the intellectual property ownership rights of programs developed by others with license or technology transfer agreements that may obligate us to pay a flat license fee or royalties, typically based on a dollar amount per unit shipped or a percentage of the revenue generated by those programs.

During fiscal years ended December 3, 2010, November 27, 2009 and November 28, 2008, our research and development expenses were $680.3 million, $565.1 million and $662.1 million, respectively.

## PRODUCT PROTECTION

We regard our software as proprietary and protect it under the laws of copyrights, patents, trademarks and trade secrets. We protect the source code of our software programs as trade secrets and make source code available to third parties only under limited circumstances and specific security and confidentiality constraints.

Our products are generally licensed to end users on a "right to use" basis pursuant to a license that restricts the use of the products to a designated number of devices. We also rely on copyright laws and on "shrink wrap" and electronic licenses that are not physically signed by the end user. Copyright protection may be unavailable under the laws of certain countries and the enforceability of "shrink wrap" and electronic licenses has not been conclusively determined in all jurisdictions. We also offer many products under a SaaS or on-demand model, where software is provided on demand to customers, generally through a Web browser. The use of these products is generally governed by terms of use associated with these products.

Policing unauthorized use of computer software is difficult and software piracy is a persistent problem for the software industry. This problem is particularly acute in international markets. We conduct anti-piracy programs directly and through certain external software associations. In addition, we have activation technology in certain products to guard against illegal use and will continue to do so in certain future products.

## EMPLOYEES

As of December 3, 2010, we employed 9,117 people. We have not experienced work stoppages and believe our employee relations are good.

## AVAILABLE INFORMATION

Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to reports filed or furnished pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, are available free of charge on our Investor Relations Website at www.adobe.com as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. The information posted on our Website is not incorporated into this report.

## EXECUTIVE OFFICERS

Adobe's executive officers as of January 21, 2011 are as follows:

| Name | Age | Positions |
|---|---|---|
| Shantanu Narayen | 47 | President and Chief Executive Officer<br><br>Mr. Narayen currently serves as Adobe's President and Chief Executive Officer. Mr. Narayen joined Adobe in January 1998 as Vice President and General Manager of Adobe's engineering technology group. In January 1999, he was promoted to Senior Vice President, Worldwide Products and in March 2001 he was promoted to Executive Vice President, Worldwide Product Marketing and Development. In January 2005, Mr. Narayen was promoted to President and Chief Operating Officer and in December 2007, he was appointed Chief Executive Officer of Adobe and joined the Adobe Board of Directors. Prior to joining Adobe, Mr. Narayen co-founded Pictra Inc., a digital photo sharing software company, in 1996. He was Director of Desktop and Collaboration products at Silicon Graphics Inc. before founding Pictra. Mr. Narayen is also a director of Dell Inc. |
| Mark Garrett | 53 | Executive Vice President, Chief Financial Officer<br><br>Mr. Garrett joined Adobe in February 2007 as Executive Vice President and Chief Financial Officer. Mr. Garrett served as Senior Vice President and Chief Financial Officer of the Software Group of EMC Corporation, a products, services and solutions provider for information management and storage, from June 2004 to January 2007, his most recent position since EMC's acquisition of Documentum, Inc., an enterprise content management company, in December 2003. Mr. Garrett first joined Documentum as Executive Vice President and Chief Financial Officer in 1997, holding that position through October 1999 and then re-joining Documentum as Executive Vice President and Chief Financial Officer in 2002. Mr. Garrett is also a director of Informatica Corporation. |
| Karen O. Cottle | 61 | Senior Vice President, General Counsel and Corporate Secretary<br><br>Ms. Cottle joined Adobe in February 2002 as Senior Vice President, General Counsel and Secretary. Prior to joining Adobe, Ms. Cottle served as General Counsel for Vitria Technology, Inc., a service-oriented business application software company from February 2000 to February 2002. From 1996 to 1999, Ms. Cottle served as Vice President, General Counsel and Secretary of Raychem Corporation. |
| Johnny Loiacono | 49 | Senior Vice President, Digital Media Business Unit<br><br>Mr. Loiacono joined Adobe in April 2006 as Senior Vice President and General Manager of the Creative Solutions business unit. Prior to joining Adobe, Mr. Loiacono served as Executive Vice President of software at Sun Microsystems, Inc., which he joined in 1987. During Mr. Loiacono's 19 year tenure, he also served as General Manager of Sun Microsystems's operating platform group, as well as Chief Marketing Officer. |

| Name | Age | Positions |
|---|---|---|
| Kevin Lynch | 44 | Senior Vice President, Chief Technology Officer<br><br>Mr. Lynch currently serves as Adobe's Chief Technology Officer and Senior Vice President of the Experience & Technology Organization. Mr. Lynch joined Adobe as Chief Software Architect and Senior Vice President for Adobe's Platform business unit through our acquisition of Macromedia, Inc. in December 2005. At Macromedia, Mr. Lynch served as Chief Software Architect and President of Product Development, where he led Macromedia in advancing Web software including managing the initial development of Macromedia Dreamweaver and guiding Flash to its current widespread adoption across the Web. Prior to Macromedia, Mr. Lynch participated in a variety of technical and management roles in startups including Frame Technology and General Magic. |
| Rob Tarkoff | 42 | Senior Vice President, Digital Enterprise Solutions Business Unit<br><br>Mr. Tarkoff currently serves as Adobe's Senior Vice President of the Business Productivity business unit. Mr. Tarkoff joined Adobe in April 2007 as Senior Vice President of Corporate Development. Prior to joining Adobe, Mr. Tarkoff was Senior Vice President and General Manager of the Captiva Software Division and Senior Vice President of Business Development and Channels for the Software Group of EMC Corporation, a products, services and solutions provider for information management and storage, from December 2003 to April 2007. Previously, Mr. Tarkoff was Executive Vice President and Chief Strategy Officer for Documentum, Inc., an enterprise content management company and Senior Vice President of Worldwide Business Development at Commerce One, a provider of business-to-business e-commerce solutions. |
| Matthew Thompson | 52 | Senior Vice President, Worldwide Field Operations<br><br>Mr. Thompson joined Adobe in January 2006 as Senior Vice President, Worldwide Field Operations. Prior to joining Adobe, Mr. Thompson served as Senior Vice President of Worldwide Sales at Borland Software Corporation, a software delivery optimization solutions provider, from October 2003 to December 2006. Prior to joining Borland, Mr. Thompson was Vice President of Worldwide Sales and Field Operations for Marimba, Inc., a provider of products and services for software change and configuration management, from February 2001 to January 2003. From July 2000 to January 2001, Mr. Thompson was Vice President of Worldwide Sales for Calico Commerce, Inc., a provider of eBusiness applications. Prior to joining Calico, Mr. Thompson spent six years at Cadence Design Systems, Inc., a provider of electronic design technologies. While at Cadence, from January 1998 to June 2000, Mr. Thompson served as Senior Vice President, Worldwide Sales and Field Operations and from April 1994 to January 1998 as Vice President, Worldwide Professional Services. |
| David Wadhwani | 39 | Senior Vice President, Creative and Interactive Solutions Business Unit<br><br>As Senior Vice President and General Manager of the Creative and Interactive Solutions business unit, Mr. Wadhwani leads Adobe's development of end-to-end solutions for content publishers and application developers. He oversees the Creative Suite family of products, our Flash products, and our digital publishing, media and entertainment solutions. Mr. Wadhwani is also responsible for the company's multiscreen strategy utilizing Flash and HTML5, and driving adoption of the Flex family of products and Flash/AIR on devices. Prior to June 2010, Mr. Wadhwani was Vice President and General Manager of Adobe's Platform business unit. He joined Adobe in 2005 through the acquisition of Macromedia. Prior to his time at Macromedia, Mr. Wadhwani founded and managed iHarvest, a WCM company that was acquired by Interwoven ,and worked at Oracle in their database tools division. |

| Name | Age | Positions |
|---|---|---|
| Richard T. Rowley | 54 | Vice President, Principal Accounting Officer |
| | | Mr. Rowley joined Adobe in November 2006 as Vice President, Corporate Controller and Principal Accounting Officer. Prior to joining Adobe, Mr. Rowley served as Vice President, Corporate Controller, Treasurer and Principal Accounting Officer at Synopsys, Inc., a semiconductor design software company, from December 2002 to September 2005 and from 1999 to December 2002, Mr. Rowley served as Vice President, Corporate Controller and Principal Accounting Officer. From 1994 to 1999, Mr. Rowley served in several finance-related positions at Synopsys. Mr. Rowley is a certified public accountant. |

## ITEM 1A. RISK FACTORS

As previously discussed, our actual results could differ materially from our forward-looking statements. Factors that might cause or contribute to such differences include, but are not limited to, those discussed below. These and many other factors described in this report could adversely affect our operations, performance and financial condition.

*If we cannot continue to develop, market and distribute new products and services or upgrades or enhancements to existing products and services that meet customer requirements, our operating results could suffer.*

The process of developing new high technology products and services and enhancing existing products and services is complex, costly and uncertain, and any failure by us to anticipate customers' changing needs and emerging technological trends accurately could significantly harm our market share and results of operations. We must make long-term investments, develop or obtain appropriate intellectual property and commit significant resources before knowing whether our predictions will accurately reflect customer demand for our products and services. Our inability to extend our core technologies into new applications and new platforms, including the mobile and non-pc devices market, and to anticipate or respond to technological changes could affect continued market acceptance of our products and services and our ability to develop new products and services. Additionally, any delay in the development, production, marketing or distribution of a new product or service or upgrade or enhancement to an existing product or service could cause a decline in our revenue, earnings or stock price and could harm our competitive position. We maintain strategic relationships with third parties with respect to the distribution of certain of our technologies. If we are unsuccessful in establishing or maintaining our strategic relationships with these third parties, our ability to compete in the marketplace or to grow our revenues would be impaired and our operating results would suffer.

We offer our desktop application-based products primarily on Windows and Macintosh platforms. We generally offer our server-based products on the Linux platform as well as the Windows and UNIX platforms. To the extent that there is a slowdown of customer purchases of personal computers on either the Windows or Macintosh platform or in general, to the extent that we have difficulty transitioning product or version releases to new Windows and Macintosh operating systems, or to the extent that significant demand arises for our products or competitive products on other platforms before we choose and are able to offer our products on these platforms our business could be harmed. To the extent new releases of operating systems or other third-party products, platforms or devices make it more difficult for our products to perform, and our customers are persuaded to use alternative technologies, our business could be harmed.

*Introduction of new products, services and business models by existing and new competitors could harm our competitive position and results of operations.*

The markets for our products and services are characterized by intense competition, evolving industry standards and business and distribution models, disruptive software and hardware technology developments, frequent new product and service introductions, short product and service life cycles, price cutting, with resulting downward pressure on gross margins, and price sensitivity on the part of consumers. Our future success will depend on our ability to enhance our existing products and services, introduce new products and services on a timely and cost-effective basis, meet changing customer needs, extend our core technology into new applications, and anticipate and respond to emerging standards, business models, software delivery methods and other technological changes. If any competing products or services achieve widespread acceptance, our operating results could suffer. In addition, consolidation has occurred among some of the competitors in our markets. Any further consolidations among our competitors may result in stronger competitors and may therefore harm our results of operations. For specific information regarding our competition and the risks arising out of the competitive environment in which we operate, see the section entitled "Competition" contained in Item 1 of this report.

*If we fail to successfully manage transitions to new business models and markets, our results of operations could be negatively impacted.*

We plan to release numerous new product and service offerings and employ new software delivery methods in connection with our diversification into new business models and markets. It is uncertain whether these strategies will prove successful or that we will be able to develop the infrastructure and business models as quickly as our competitors. Market acceptance of these new product and service offerings will be dependent on our ability to include functionality and usability in such releases that address certain customer requirements with which we have limited prior experience and operating history. Some of these new product and service offerings could subject us to increased risk of legal liability related to the provision of services as well as cause us to incur significant technical, legal or other costs. For example, with our introduction of on-demand services and subscription-based licensing models, we are entering a market that is at an early stage of development. Market acceptance of such services is affected by a variety of factors, including security, reliability, performance, customer concerns with entrusting a third party to store and manage their data, public concerns regarding privacy and the enactment of laws or regulations that restrict our ability to provide such services to customers in the U.S. or internationally. As our business continues to transition to new business models that may be more highly regulated for privacy and data security, and to countries outside the U.S. that have more stringent data protection laws, our liability exposure, compliance requirements and costs may increase. In addition, laws in the areas of privacy and online advertising are likely to be passed in the future, which could result in significant limitations on or changes to the ways in which we and our customers can collect, process, use, store or transmit the information of customers or employees, communicate with customers, and deliver products and services. Further, any perception of our practices as an invasion of privacy, whether or not illegal, may subject us to public criticism and reputational harm. Existing and potential future privacy laws, increased risks related to unauthorized data disclosures and increasing sensitivity of consumers to use of personal information may create negative public relations related to our products and business practices.

Additionally, customer requirements for open standards or open source products could impact adoption or use of some of our products or services. To the extent we incorrectly predict customer requirements for such products or services or if there is a delay in market acceptance of such products or services, our business could be harmed.

From time to time we open source certain of our technology initiatives, provide broader open access to our technology, license certain of our technology on a royalty-free basis, and release selected technology for industry standardization. These changes may have negative revenue implications and make it easier for our competitors to produce products or services similar to ours. If we are unable to respond to these competitive threats, our business could be harmed.

We are also devoting significant resources to the development of technologies and service offerings in markets where we have a limited operating history, including the enterprise, government and mobile and non-pc device markets. In the enterprise market, we intend to increase our focus on vertical markets such as education, financial services, and manufacturing. These new offerings and markets require a considerable investment of technical, financial and sales resources, and a scalable organization. Many of our competitors may have advantages over us due to their larger presence, larger developer network, deeper experience in the enterprise, government and mobile and non-pc device markets, and greater sales, consulting and marketing resources. In the mobile and non-pc device markets, our intent is to partner with device makers, manufacturers and telecommunications carriers to embed our technology on their platforms, and in the enterprise and government market our intent is to form strategic alliances with leading enterprise and government solutions and service providers to provide additional resources to further enable penetration of such markets. If we are unable to successfully enter into strategic alliances with device makers, manufacturers, telecommunication carriers and leading enterprise and government solutions and service providers, or if they are not as productive as we anticipate, our market penetration may not proceed as rapidly as we anticipate and our results of operations could be negatively impacted.

*Revenue from our product and service offerings may be difficult to predict.*

As previously discussed, we are devoting significant resources to the development of product and service offerings as well as new distribution models where we have a limited operating history. For example, we intend to implement a subscription licensing model to augment our traditional perpetual licensing model. This makes it difficult to predict revenue and revenue may decline more quickly than anticipated. Additionally, we have a limited history of licensing products and offering services in certain markets such as the government and enterprise market and may experience a number of factors that will make our revenue less predictable, including longer than expected sales and implementation cycles, decisions to open source certain of our technology initiatives, potential deferral of revenue due to multiple-element revenue arrangements and alternate licensing arrangements. If any of our assumptions about revenue from our new businesses prove incorrect, our actual results may vary materially from those anticipated, estimated or projected.

For instance, the SaaS business model we utilize in our Omniture business unit typically involves selling services on a subscription basis pursuant to service agreements that are generally one to three years in length. Although many of our service agreements contain automatic renewal terms, our customers have no obligation to renew their subscriptions for our services after the expiration of their initial subscription period upon providing timely notice of non-renewal and we cannot provide assurance that these subscriptions will be renewed at the same or higher level of service, if at all. Moreover, under some circumstances, some of our customers have the right to cancel their service agreements prior to the expiration of the terms of their agreements. We cannot be assured that we will be able to accurately predict future customer renewal rates. Our customers' renewal rates may decline or fluctuate as a result of a number of factors, including their satisfaction or dissatisfaction with our services, the prices of our services, the prices of services offered by our competitors, mergers and acquisitions affecting our customer base, reductions in our customers' spending levels, or declines in consumer Internet activity as a result of economic downturns or uncertainty in financial markets. If our customers do not renew their subscriptions for our services or if they renew on less favorable terms to us, our revenues may decline.

*We may not realize the anticipated benefits of past or future acquisitions, and integration of these acquisitions may disrupt our business and management.*

We have in the past and may in the future acquire additional companies, products or technologies. Recently, we completed the acquisition of Omniture in October 2009 and completed the acquisition of Day in October 2010. We may not realize the anticipated benefits of an acquisition and each acquisition has numerous risks. These risks include:

- difficulty in integrating the operations and personnel of the acquired company;
- difficulty in effectively integrating the acquired technologies, products or services with our current technologies, products or services;
- difficulty in maintaining controls, procedures and policies during the transition and integration;
- entry into markets in which we have no or limited direct prior experience and where competitors in such markets have stronger market positions;
- disruption of our ongoing business and distraction of our management and employees from other opportunities and challenges;
- difficulty integrating the acquired company's accounting, management information, human resources and other administrative systems;
- inability to retain key technical and managerial personnel of the acquired business;
- inability to retain key customers, distributors, vendors and other business partners of the acquired business;
- inability to achieve the financial and strategic goals for the acquired and combined businesses;
- inability to take advantage of anticipated tax benefits as a result of unforeseen difficulties in our integration activities;
- incurring acquisition-related costs or amortization costs for acquired intangible assets that could impact our operating results;
- potential additional exposure to fluctuations in currency exchange rates;
- potential impairment of our relationships with employees, customers, partners, distributors or third-party providers of our technologies, products or services;
- potential failure of the due diligence processes to identify significant problems, liabilities or other shortcomings or challenges of an acquired company or technology, including but not limited to, issues with the acquired company's intellectual property, product quality or product architecture, data back-up and security, privacy practices, revenue recognition or other accounting practices, employee, customer or partner issues or legal and financial contingencies;
- unexpected changes in, or impositions of, legislative or regulatory requirements impacting the acquired business;
- exposure to litigation or other claims in connection with, or inheritance of claims or litigation risk as a result of, an acquisition, including but not limited to, claims from terminated employees, customers, former stockholders or other third parties;

- incurring significant exit charges if products or services acquired in business combinations are unsuccessful;
- potential inability to assert that internal controls over financial reporting are effective;
- potential inability to obtain, or obtain in a timely manner, approvals from governmental authorities, which could delay or prevent such acquisitions;
- potential delay in customer and distributor purchasing decisions due to uncertainty about the direction of our product and service offerings; and
- potential incompatibility of business cultures.

Mergers and acquisitions of high technology companies are inherently risky, and ultimately, if we do not complete an announced acquisition transaction or integrate an acquired business successfully and in a timely manner, we may not realize the benefits of the acquisition to the extent anticipated.

*We may incur substantial costs enforcing or acquiring intellectual property rights and defending against third-party claims as a result of litigation or other proceedings.*

In connection with the enforcement of our own intellectual property rights, the acquisition of third-party intellectual property rights, or disputes relating to the validity or alleged infringement of third-party intellectual property rights, including patent rights, we have been, are currently and may in the future be subject to claims, negotiations or complex, protracted litigation. Intellectual property disputes and litigation are typically very costly and can be disruptive to our business operations by diverting the attention and energies of management and key technical personnel. Although we have successfully defended or resolved past litigation and disputes, we may not prevail in any ongoing or future litigation and disputes. Third-party intellectual property disputes could subject us to significant liabilities, require us to enter into royalty and licensing arrangements on unfavorable terms, prevent us from licensing certain of our products or offering certain of our services, subject us to injunctions restricting our sale of products or services, cause severe disruptions to our operations or the markets in which we compete, or require us to satisfy indemnification commitments with our customers including contractual provisions under various license arrangements and service agreements. In addition, we may incur significant costs in acquiring the necessary third-party intellectual property rights for use in our products. Any of these could seriously harm our business.

*We may not be able to protect our intellectual property rights, including our source code, from third-party infringers, or unauthorized copying, use or disclosure.*

Although we defend our intellectual property rights and combat unlicensed copying and use of software and intellectual property rights through a variety of techniques, preventing unauthorized use or infringement of our rights is inherently difficult. We actively pursue software piracy as part of our enforcement of our intellectual property rights, but we nonetheless lose significant revenue due to illegal use of our software. If piracy activities increase, it may further harm our business.

Additionally, we take significant measures to protect the secrecy of our confidential information and trade secrets, including our source code. If unauthorized disclosure of our source code occurs through security breach or attack, or otherwise, we could potentially lose future trade secret protection for that source code. The loss of future trade secret protection could make it easier for third-parties to compete with our products by copying functionality, which could adversely affect our revenue and operating margins. We also seek to protect our confidential information and trade secrets through the use of non-disclosure agreements with our customers, contractors, vendors, and partners. However there is a risk that our confidential information and trade secrets may be disclosed or published without our authorization, and in these situations it may be difficult and/or costly for us to enforce our rights.

*Security vulnerabilities in our products and systems could lead to reduced revenues or to liability claims.*

Maintaining the security of computers and computer networks is a critical issue for us and our customers. Hackers may develop and deploy viruses, worms, and other malicious software programs that are designed to attack our products and systems, including our internal network. Although this is an industry-wide problem that affects computers and products across all platforms, it affects our products in particular because hackers tend to focus their efforts on the most popular operating systems and programs and we expect them to continue to do so. Critical vulnerabilities have been identified in certain of our products. These vulnerabilities could cause the application to crash and could potentially allow an attacker to take control of the affected system.

We devote significant resources to address security vulnerabilities through engineering more secure products, enhancing security and reliability features in our products and systems, code hardening, deploying security updates to address security vulnerabilities and improving our incident response time. The cost of these steps could reduce our operating margins. Despite these efforts, actual or perceived security vulnerabilities in our products and systems may lead to claims against us and harm our reputation, and could lead some customers to seek to return products, to stop using certain services, to reduce or delay future purchases of products or services, or to use competing products or services. Customers may also increase their expenditures on protecting their existing computer systems from attack, which could delay adoption of new technologies. Any of these actions by customers could adversely affect our revenue.

*Some of our businesses rely on us or third-party service providers to host and deliver services, and any interruptions or delays in our service or service from these third parties, security or privacy breaches, or failures in data collection could expose us to liability and harm our business and reputation.*

Some of our businesses and services, including our online store at adobe.com and Omniture business unit, rely on services hosted and controlled directly by us or by third parties. Because we hold large amounts of customer data and host certain of such data in third-party facilities, a security incident may compromise the integrity or availability of customer data, or customer data may be exposed to unauthorized access. Unauthorized access to customer data may be obtained through break-ins, breach of our secure network by an unauthorized party, employee theft or misuse, or other misconduct. It is also possible that unauthorized access to customer data may be obtained through inadequate use of security controls by customers. While strong password controls, IP restriction and account controls are provided and supported, their use is controlled by the customer. As such, this could allow accounts to be created with weak passwords, which could result in allowing an attacker to gain access to customer data. Additionally, failure by customers to remove accounts of their own employees, or granting of accounts by the customer in an uncontrolled manner, may allow for access by former or unauthorized customer employees. If there were ever an inadvertent disclosure of personal information, or if a third party were to gain unauthorized access to the personal information we possess on behalf of our customers, our operations could be disrupted, our reputation could be harmed and we could be subject to claims or other liabilities. In addition, such perceived or actual unauthorized disclosure of the information we collect or breach of our security could result in the loss of customers and harm our business.

Because of the large amount of data that we collect and manage on behalf of our customers, it is possible that hardware or software failures or errors in our systems could result in data loss or corruption or cause the information that we collect to be incomplete or contain inaccuracies that our customers regard as significant. Furthermore, our ability to collect and report data may be delayed or interrupted by a number of factors, including access to the Internet, the failure of our network or software systems, security breaches or significant variability in visitor traffic on customer Websites. In addition, computer viruses may harm our systems causing us to lose data, and the transmission of computer viruses could expose us to litigation. We may also find, on occasion, that we cannot deliver data and reports to our customers in near real time because of a number of factors, including significant spikes in consumer activity on their Websites or failures of our network or software. We may be liable to our customers for damages they may incur resulting from these events, such as loss of business, loss of future revenues, breach of contract or for the loss of goodwill to their business. In addition to potential liability, if we supply inaccurate information or experience interruptions in our ability to capture, store and supply information in near real time or at all, our reputation could be harmed and we could lose customers.

On behalf of certain of our customers using our services, we collect and store information derived from the activities of Website visitors, which may include anonymous and/or personal information. This enables us to provide such customers with reports on aggregated anonymous or personal information from and about the visitors to their Websites in the manner specifically directed by each such individual customer. Federal, state and foreign government bodies and agencies have adopted or are considering adopting laws regarding the collection, use and disclosure of this information. Therefore, our compliance with privacy laws and regulations and our reputation among the public body of Website visitors depend on such customers' adherence to privacy laws and regulations and their use of our services in ways consistent with such visitors' expectations. We also rely on representations made to us by customers that their own use of our services and the information we provide to them via our services do not violate any applicable privacy laws, rules and regulations or their own privacy policies. We ask customers to represent to us that they provide their Website visitors the opportunity to "opt-out" of the information collection associated with our services, as applicable. We do not formally audit such customers to confirm compliance with these representations. If these representations are false or if such customers do not otherwise comply with applicable privacy laws, we could face potentially adverse publicity and possible legal or other regulatory action.

*Failure to manage our sales and distribution channels and third-party customer service and technical support providers effectively could result in a loss of revenue and harm to our business.*

A significant amount of our revenue for application products is from one distributor, Ingram Micro, Inc., which represented 15% of our net revenue for fiscal 2010. We have multiple non-exclusive, independently negotiated distribution agreements with Ingram Micro and its subsidiaries covering our arrangements in specified countries and regions. Each of these contracts has an independent duration, is independent of any other agreement (such as a master distribution agreement) and any termination of one agreement does not affect the status of any of the other agreements. In fiscal 2010, no single agreement with this distributor was responsible for over 10% of our total net revenue. If any one of our agreements with this distributor was terminated, we believe we could make arrangements with new or existing distributors to distribute our products without a substantial disruption to our business; however, any prolonged delay in securing a replacement distributor could have a negative short-term impact on our results of operations.

Successfully managing our indirect channel efforts to reach various potential customer segments for our products and services is a complex process. Our distributors are independent businesses that we do not control. Notwithstanding the independence of our channel partners, we face potential legal risk and reputational harm from the activities of these third parties including, but not limited to, export control violations, corruption and anti-competitive behavior. Although we have undertaken efforts to reduce these third-party risks, they remain present. We cannot be certain that our distribution channel will continue to market or sell our products effectively. If we are not successful, we may lose sales opportunities, customers and revenues.

Our distributors also sell our competitors' products, and if they favor our competitors' products for any reason, they may fail to market our products as effectively or to devote resources necessary to provide effective sales, which would cause our results to suffer. We also distribute some products through our OEM channel, and if our OEMs decide not to bundle our applications on their devices, our results could suffer.

In addition, the financial health of our distributors and our continuing relationships with them are important to our success. Some of these distributors may be unable to withstand adverse changes in current economic conditions, which could result in insolvency of certain of our distributors and/or the inability of our distributors to obtain credit to finance purchases of our products. In addition, weakness in the end-user market could further negatively affect the cash flow of our distributors who could, in turn, delay paying their obligations to us, which would increase our credit risk exposure. Our business could be harmed if the financial condition of some of these distributors substantially weakens and we were unable to timely secure replacement distributors.

We also sell certain of our products and services through our direct sales force. Risks associated with this sales channel include a longer sales cycle associated with direct sales efforts, difficulty in hiring, retaining and motivating our direct sales force, and substantial amounts of training for sales representatives, including regular updates to cover new and upgraded products and services. Moreover, our recent hires and sales personnel added through our recent business acquisitions may not become as productive as we would like, as in most cases it takes a significant period of time before they achieve full productivity. Our business could be seriously harmed if these expansion efforts do not generate a corresponding significant increase in revenues and we are unable to achieve the efficiencies we anticipate.

We also provide products and services, directly and indirectly, to a variety of governmental entities, both domestically and internationally. The licensing and sale of products and services to governmental entities may require adherence to complex specific procurement regulations and other requirements. While we believe we have adequate controls in this area, failure to effectively manage this complexity and satisfy these requirements could result in the potential assessment of penalties and fines, harm to our reputation and lost sales opportunities to such governmental entities.

We outsource a substantial portion of our customer service and technical support activities to third-party service providers. We rely heavily on these third-party customer service and technical support representatives working on our behalf and we expect to continue to rely heavily on third parties in the future. This strategy provides us with lower operating costs and greater flexibility, but also presents risks to our business, including the possibilities that we may not be able to impact the quality of support that we provide as directly as we would be able to do in our own company-run call centers, and that our customers may react negatively to providing information to, and receiving support from, third-party organizations, especially if based overseas. If we encounter problems with our third-party customer service and technical support providers, our reputation may be harmed and our revenue may be adversely affected.

*Uncertainty about future economic conditions and other adverse changes in general political conditions in any of the major countries in which we do business could adversely affect our operating results.*

As our business has grown, we have become increasingly subject to the risks arising from adverse changes in domestic and global economic and political conditions. Uncertainty about future economic and political conditions makes it difficult for us to forecast operating results and to make decisions about future investments. If economic growth in the U.S. and other countries slows or does not improve, many customers may delay or reduce technology purchases, advertising spending or marketing spending. This could result in continued reductions in sales of our products and services, longer sales cycles, slower adoption of new technologies and increased price competition.

Financial institutions may continue to consolidate or cease to do business which could result in a tightening in the credit markets, a low level of liquidity in many financial markets, and increased volatility in fixed income, credit, currency and equity markets. There could be a number of effects from a credit crisis on our business, which could include impaired credit availability and financial stability of our customers, including our distribution partners and channels. A disruption in the financial markets may also have an effect on our derivative counterparties and could also impair our banking partners on which we rely for operating cash management. Any of these events would likely harm our business, results of operations and financial condition.

Political instability in any of the major countries we do business in would also likely harm our business, results of operations and financial condition.

*Catastrophic events may disrupt our business.*

We are a highly automated business and rely on our network infrastructure and enterprise applications, internal technology systems and our Website for our development, marketing, operational, support, hosted services and sales activities. In addition, some of our businesses rely on third-party hosted services and we do not control the operation of third-party data center facilities serving our customers from around the world, which increases our vulnerability. A disruption, infiltration or failure of these systems or third-party hosted services in the event of a major earthquake, fire, power loss, telecommunications failure, software or hardware malfunctions, cyber attack, war, terrorist attack, or other catastrophic event could cause system interruptions, reputational harm, loss of intellectual property, delays in our product development, lengthy interruptions in our services, breaches of data security and loss of critical data and could prevent us from fulfilling our customers' orders. Our corporate headquarters, a significant portion of our research and development activities, certain of our data centers, and certain other critical business operations are located in the San Francisco Bay Area, which is near major earthquake faults. We have developed certain disaster recovery plans and certain backup systems to reduce the potentially adverse effect of such events, but a catastrophic event that results in the destruction or disruption of any of our data centers or our critical business or information technology systems could severely affect our ability to conduct normal business operations and, as a result, our future operating results could be adversely affected.

*Net revenue, margin or earnings shortfalls or the volatility of the market generally may cause the market price of our stock to decline.*

The market price for our common stock has experienced significant fluctuations and may continue to fluctuate significantly. The market price for our common stock may be affected by a number of factors, including shortfalls in our net revenue, margins, earnings or key performance metrics, changes in estimates or recommendations by securities analysts, the announcement of new products, product enhancements or service introductions by us or our competitors, seasonal variations in the demand for our products and services and the implementation cycles for our new customers, the loss of a large customer or our inability to increase sales to existing customers and attract new customers, quarterly variations in our or our competitors' results of operations, developments in our industry; unusual events such as significant acquisitions, divestitures and litigation, general socio-economic, regulatory, political or market conditions and other factors, including factors unrelated to our operating performance.

*We are subject to risks associated with global operations which may harm our business.*

We are a global business that generates over 50% of our total revenue from sales to customers outside of the Americas. This subjects us to a number of risks, including:

- foreign currency fluctuations;
- changes in government preferences for software procurement;
- international economic, political and labor conditions;

- tax laws (including U.S. taxes on foreign subsidiaries);
- increased financial accounting and reporting burdens and complexities;
- unexpected changes in, or impositions of, legislative or regulatory requirements;
- failure of laws to protect our intellectual property rights adequately;
- inadequate local infrastructure and difficulties in managing and staffing international operations;
- delays resulting from difficulty in obtaining export licenses for certain technology, tariffs, quotas and other trade barriers and restrictions;
- transportation delays;
- operating in locations with a higher incidence of corruption and fraudulent business practices; and
- other factors beyond our control, including terrorism, war, natural disasters and pandemics.

If sales to any of our customers outside of the Americas are delayed or cancelled because of any of the above factors, our revenue may be negatively impacted.

In addition, approximately 45% of our employees are located outside the U.S. This means we have exposure to changes in foreign laws governing our relationships with our employees, including wage and hour laws and regulations, fair labor standards, unemployment tax rates, workers' compensation rates, citizenship requirements and payroll and other taxes, which likely would have a direct impact on our operating costs. We also intend to continue expansion of our international operations and international sales and marketing activities. Expansion in international markets has required, and will continue to require, significant management attention and resources. We may be unable to scale our infrastructure effectively, or as quickly as our competitors, in these markets and our revenues may not increase to offset these expected increases in costs and operating expenses, which would cause our results to suffer.

Moreover, as a global company, we are subject to varied and complex laws, regulations and customs domestically and internationally. These laws and regulations relate to a number of aspects of our business, including trade protection, import and export control, data and transaction processing security, records management, gift policies, employment and labor relations laws, securities regulations and other regulatory requirements affecting trade and investment. The application of these laws and regulations to our business is often unclear and may at times conflict. Compliance with these laws and regulations may involve significant costs or require changes in our business practices that result in reduced revenue and profitability. Non-compliance could also result in fines, damages, criminal sanctions against us, our officers, or our employees, prohibitions on the conduct of our business, and damage to our reputation. We incur additional legal compliance costs associated with our global operations and could become subject to legal penalties in foreign countries if we do not comply with local laws and regulations, which may be substantially different from those in the U.S. In many foreign countries, particularly in those with developing economies, it is common to engage in business practices that are prohibited by U.S. regulations applicable to us such as the Foreign Corrupt Practices Act. Although we implement policies and procedures designed to ensure compliance with these laws, there can be no assurance that all of our employees, contractors and agents, as well as those companies to which we outsource certain of our business operations, including those based in or from countries where practices which violate such U.S. laws may be customary, will not take actions in violation of our internal policies. Any such violation, even if prohibited by our internal policies, could have an adverse effect on our business.

*We may incur losses associated with currency fluctuations and may not be able to effectively hedge our exposure.*

Our operating results are subject to fluctuations in foreign currency exchange rates. We attempt to mitigate a portion of these risks through foreign currency hedging, based on our judgment of the appropriate trade-offs among risk, opportunity and expense. We have established a hedging program to partially hedge our exposure to foreign currency exchange rate fluctuations for various currencies. We regularly review our hedging program and make adjustments as necessary based on the judgment factors discussed above. Our hedging activities may not offset more than a portion of the adverse financial impact resulting from unfavorable movement in foreign currency exchange rates, which could adversely affect our financial condition or results of operations.

*We have issued $1.5 billion of notes in a debt offering and may incur other debt in the future, which may adversely affect our financial condition and future financial results.*

In the first quarter of fiscal year 2010 we issued $1.5 billion in senior unsecured notes. We also have a currently undrawn $1.0 billion revolving credit facility. Although we have no current plans to request any advances under this credit facility, we may use the proceeds of any future borrowing for general corporate purposes or for future acquisitions or expansion of our business.

This debt may adversely affect our financial condition and future financial results by, among other things:

- requiring the dedication of a portion of our expected cash from operations to service our indebtedness, thereby reducing the amount of expected cash flow available for other purposes, including capital expenditures and acquisitions; and
- limiting our flexibility in planning for, or reacting to, changes in our business and our industry.

Our senior unsecured notes and revolving credit facility impose restrictions on us and require us to maintain compliance with specified covenants. Our ability to comply with these covenants may be affected by events beyond our control. If we breach any of the covenants and do not obtain a waiver from the lenders or noteholders, then, subject to applicable cure periods, any outstanding indebtedness may be declared immediately due and payable.

In addition, changes by any rating agency to our credit rating may negatively impact the value and liquidity of both our debt and equity securities. Under certain circumstances, if our credit ratings are downgraded or other negative action is taken, an increase in the interest rate payable by us under our revolving credit facility could result. In addition, any downgrades in our credit ratings may affect our ability to obtain additional financing in the future and may affect the terms of any such financing.

*Changes in, or interpretations of, accounting principles could result in unfavorable accounting charges.*

We prepare our Consolidated Financial Statements in accordance with accounting principles generally accepted in the United States of America ("GAAP"). These principles are subject to interpretation by the SEC and various bodies formed to interpret and create appropriate accounting principles. A change in these principles can have a significant effect on our reported results and may even retroactively affect previously reported transactions. Our accounting principles that recently have been or may be affected by changes in the accounting principles are as follows:

- software and subscription revenue recognition; and
- accounting for business combinations and related goodwill.

In December 2007, the Financial Accounting Standards Board ("FASB") issued revised standards for business combinations, which changes the accounting for business combinations including timing of the measurement of acquirer shares issued in consideration for a business combination, the timing of recognition and amount of contingent consideration, the accounting for pre-acquisition gain and loss contingencies, the recognition of capitalized in-process research and development, the accounting for acquisition-related restructuring liabilities, the treatment of acquisition-related transaction costs and the recognition of changes in the acquirer's income tax valuation allowance. The revised standards for business combinations were effective for us beginning the first quarter of fiscal 2010. We have and will continue to incur expenses related to acquisitions and this will have an impact on our financial performance.

In October 2009, the FASB amended the accounting standards for certain multiple deliverable revenue arrangements to: (1) provide updated guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated, and how the consideration should be allocated; (2) require an entity to allocate revenue in an arrangement using the best estimated selling price ("BESP") of deliverables if a vendor does not have vendor-specific objective evidence ("VSOE") of selling price or third-party evidence ("TPE") of selling price; and (3) eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method. We elected to early adopt this accounting guidance at the beginning of our first quarter of fiscal year 2010 on a prospective basis for applicable transactions originating or materially modified after November 27, 2009. The new accounting standards for revenue recognition if applied in the same manner to the year ended November 27, 2009 would not have had a material impact on total net revenues for that fiscal year. In terms of the timing and pattern of revenue recognition, the new accounting guidance for revenue recognition is not expected to have a significant effect on total net revenues in periods after the initial adoption when applied to multiple-element arrangements based on current go-to-market strategies due to the existence of VSOE across certain of our product and service offerings. However, we expect that the new accounting standards will enable us to evolve our go-to-market strategies which could result in future revenue recognition for multiple element arrangements to differ materially from the results in the current period. Changes in the allocation of the sales price between elements may impact the timing of revenue recognition, but will not change the total revenue recognized on the contract. We are currently unable to determine the impact that the newly adopted accounting principles could have on our revenue as these go-to-market strategies evolve.

*If our goodwill or amortizable intangible assets become impaired we may be required to record a significant charge to earnings.*

Under GAAP, we review our goodwill and amortizable intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Goodwill is required to be tested for impairment at least annually. Factors that may be considered a change in circumstances indicating that the carrying value of our goodwill or amortizable intangible assets may not be recoverable include a decline in stock price and market capitalization, future cash flows, and slower growth rates in our industry. We may be required to record a significant charge to earnings in our financial statements during the period in which any impairment of our goodwill or amortizable intangible assets is determined, resulting in an impact on our results of operations.

*Changes in, or interpretations of, tax rules and regulations may adversely affect our effective tax rates.*

We are a U.S.-based multinational company subject to tax in multiple U.S. and foreign tax jurisdictions. Unanticipated changes in our tax rates could affect our future results of operations. Our future effective tax rates could be unfavorably affected by changes in, or interpretation of, tax rules and regulations in the jurisdictions in which we do business, by unanticipated decreases in the amount of revenue or earnings in countries with low statutory tax rates, by lapses of the availability of the U.S. research and development tax credit, or by changes in the valuation of our deferred tax assets and liabilities.

In addition, we are subject to the continual examination of our income tax returns by the Internal Revenue Service ("IRS") and other domestic and foreign tax authorities, including a current examination by the IRS of our fiscal 2008 and 2009 tax returns. These examinations are expected to focus on our intercompany transfer pricing practices as well as other matters. We regularly assess the likelihood of outcomes resulting from these examinations to determine the adequacy of our provision for income taxes and have reserved for potential adjustments that may result from the current examination. We believe such estimates to be reasonable; however, there can be no assurance that the final determination of any of these examinations will not have an adverse effect on our operating results and financial position.

*If we are unable to recruit and retain key personnel our business may be harmed.*

Much of our future success depends on the continued service and availability of our senior management. These individuals have acquired specialized knowledge and skills with respect to Adobe. The loss of any of these individuals could harm our business. Our business is also dependent on our ability to retain, hire and motivate talented, highly skilled personnel. Experienced personnel in the information technology industry are in high demand and competition for their talents is intense, especially in the San Francisco Bay Area, where many of our employees are located. We have relied on our ability to grant equity compensation as one mechanism for recruiting and retaining such highly skilled personnel. Accounting regulations requiring the expensing of equity compensation may impair our ability to provide these incentives without incurring significant compensation costs. If we are unable to continue to successfully attract and retain key personnel, our business may be harmed. Effective succession planning is also a key factor for our long-term success. Our failure to enable the effective transfer of knowledge and facilitate smooth transitions with regards to our key employees could adversely affect our long-term strategic planning and execution.

We believe that a critical contributor to our success to date has been our corporate culture, which we believe fosters innovation and teamwork. As we grow, including from the integration of employees and businesses acquired in connection with our previous or future acquisitions, we may find it difficult to maintain important aspects of our corporate culture which could negatively affect our ability to retain and recruit personnel and otherwise adversely affect our future success.

*Our investment portfolio may become impaired by deterioration of the capital markets.*

Our cash equivalent and short-term investment portfolio as of December 3, 2010 consisted of money market mutual funds, U.S. Treasury securities, U.S. agency securities, municipal securities, corporate bonds and foreign government securities. We follow an established investment policy and set of guidelines to monitor and help mitigate our exposure to interest rate and credit risk. The policy sets forth credit quality standards and limits our exposure to any one issuer, as well as our maximum exposure to various asset classes.

Should financial market conditions worsen in the future, investments in some financial instruments may pose risks arising from market liquidity and credit concerns. In addition, any deterioration of the capital markets could cause our other income and expense to vary from expectations. As of December 3, 2010, we had no material impairment charges associated with our short-term investment portfolio, and although we believe our current investment portfolio has very little risk of material impairment, we cannot predict future market conditions or market liquidity, or credit availability, and can provide no assurance that our investment portfolio will remain materially unimpaired.

*We may suffer losses from our equity investments which could harm our business.*

We have investments and plan to continue to make future investments in privately held companies, many of which are considered to be in the start-up or development stages. These investments are inherently risky, as the market for the technologies or products these companies have under development is typically in the early stages and may never materialize. Our investment activities can impact our net income. Future price fluctuations in these securities and any significant long-term declines in value of any of our investments could reduce our net income in future periods.

**ITEM 1B. UNRESOLVED STAFF COMMENTS**

None.

## ITEM 2. PROPERTIES

The following table sets forth the location, approximate square footage and use of each of the principal properties used by Adobe during fiscal 2010. We lease or sublease all of these properties with the exception of our property in India, where we own the building and lease the land, our corporate offices in San Jose where we own the land and lease the buildings, and in San Francisco on Townsend and Waltham where we own the building and land. All properties are leased under operating leases. Such leases expire at various times through 2028, with the exception of the land lease that expires in 2091. The annual base rent expense (including operating expenses, property taxes and assessments, as applicable) for all facilities is currently approximately $86.7 million and is subject to annual adjustments as well as changes in interest rates.

| Location | Approximate Square Footage | Use |
|---|---|---|
| North America: | | |
| 345 Park Avenue<br>San Jose, CA 95110, USA | 378,000 | Research, product development, sales and marketing, and administration |
| 321 Park Avenue<br>San Jose, CA 95110, USA | 321,000 | Research, product development, sales and marketing |
| 151 Almaden Boulevard<br>San Jose, CA 95110, USA | 267,000 | Product development, sales and administration |
| 601 and 625 Townsend Street<br>San Francisco, CA 94103, USA | 272,000(1) | Research, product development, sales, marketing and administration |
| 801 N. 34th Street-Waterfront<br>Seattle, WA 98103, USA | 182,000(2) | Product development, sales, technical support and administration |
| 550 East Timpanagos Circle<br>Orem, UT 84097, USA | 148,000 | Research, product development, sales, marketing and administration |
| 10182 Telesis Court<br>San Diego, CA 92121, USA | 61,000(3) | Product development, sales and marketing |
| 21 Hickory Drive<br>Waltham, MA 02451, USA | 108,000(4) | Research, product development, sales and marketing |
| 250 Brannan Street<br>San Francisco, CA 94107, USA | 35,000 | Product development, sales and marketing |
| 7930 Jones Branch Drive<br>McLean, VA 22102, USA | 34,000 | Sales and marketing |
| 1540 Broadway<br>New York, NY 10036, USA | 27,000 | Sales and marketing |
| 343 Preston Street<br>Ottawa, Ontario K1S 5N4, Canada | 122,000 | Research, product development, sales, marketing and administration |
| India: | | |
| Adobe Towers, 1-1A, Sector 25A<br>Noida, U.P. | 191,000 | Product development |
| Adobe Towers, Plot #6, Sector 127<br>Expressway, Noida, U.P. | 65,000 | Product development |
| Salapuria Infinity, 3rd Floor<br>#5, Bannerghatta Road<br>Bangalore | 126,000 | Research and product development |

| Location | Approximate Square Footage | Use |
|---|---|---|
| Japan: | | |
| Gate City Osaki East Tower<br>1-11 Osaki<br>Shinagawa-ku, Tokyo | 56,000 | Product development, sales and marketing |
| China: | | |
| Block A, SP Tower, 21st & 22nd Floor<br>Block D, SP Tower, 10th Floor<br>Tsinghua Science Park, Yard 1<br>Zhongguancun Donglu, Haidian District<br>Beijing | 77,000 | Research and product development |
| Germany: | | |
| Grosse Elbstrasse 27<br>Hamburg | 36,000 | Research and product development |
| Romania: | | |
| 26 Z Timisoara Blvd, Anchor Plaza<br>Lujerului, Sector 6<br>Bucharest | 44,000 | Research and product development |
| UK: | | |
| 3 Roundwood Avenue<br>Stockley Park, Heathrow | 22,000 | Product development, sales, marketing and administration |

(1) The total square footage is 346,000, of which we occupy 272,000 square feet, or approximately 79% of this facility; 74,000 square feet is unoccupied basement space.

(2) The total square footage is 182,000, of which we occupy 162,000 square feet, or approximately 89% of this facility. The remaining square footage is subleased.

(3) The total square footage is 61,000, of which we occupy 21,000 square feet, or approximately 34% of this facility. The remaining square footage is subleased.

(4) Of the total square footage of 108,000, we occupy 89,000 square feet, or approximately 82% of this facility. The remaining square footage is leased.

In general, all facilities are in good condition and are operating at an average capacity of approximately 82%.

## ITEM 3. LEGAL PROCEEDINGS

Between September 23, 2009 and September 25, 2009, three putative class action lawsuits were filed in the Fourth Judicial District Court for Utah County, Provo Department, State of Utah, seeking to enjoin Adobe's acquisition of Omniture, Inc. and to recover damages in the event the transaction were to close. The cases were captioned Miner v. Omniture, Inc., et. al. ("Miner"), Barrell v. Omniture, Inc. et. al., ("Barrell"), and Lodhia v. Omniture, Inc. et al., ("Lodhia"). At a hearing on October 20, 2009, the court consolidated the Miner, Barrell, and Lodhia cases into a single case under the Lodhia caption and denied the plaintiffs' motion to preliminarily enjoin the closing of the transaction. On December 30, 2009, the plaintiffs served the defendants with a consolidated amended complaint for damages arising out of the closing of the transaction. In the consolidated amended complaint, plaintiffs alleged that the members of Omniture's board of directors breached their fiduciary duties to Omniture's stockholders by failing to seek the highest possible price for Omniture and that both Adobe and Omniture induced or aided and abetted in the alleged breach. The plaintiffs also alleged that the Schedule 14D-9 Solicitation/Recommendation Statement filed by Omniture on September 24, 2009 in connection with the transaction contained inadequate disclosures and was materially misleading. Plaintiffs sought unspecified damages on behalf of the former public stockholders of Omniture. On March 8, 2010, Adobe and the other defendants moved to dismiss the complaint for failure to state a claim. The court heard oral argument on the motion in November 2010 and the court granted the defendants' motion to dismiss the complaint with prejudice.

In October 2009, Eolas Technologies Incorporated filed a complaint against us and 22 other companies for patent infringement in the United States District Court for the Eastern District of Texas. The complaint alleges, among other things, that a number of our Web pages and products infringe two patents owned by plaintiff purporting to cover "Distributed Hypermedia Method for Automatically Invoking External Application Providing Interaction and Display of Embedded Objects within a Hypermedia Document" (U.S. Patent No. 5,838,906) and "Distributed Hypermedia Method and System for Automatically Invoking External Application Providing Interaction and Display of Embedded Objects within a Hypermedia Document" (U.S. Patent No. 7,599,985) and seeks injunctive relief, monetary damages, costs and attorneys fees. We dispute these claims and intend to vigorously defend ourselves in this matter. As of December 3, 2010, no amounts have been accrued as a loss is not probable or estimable.

In connection with our anti-piracy efforts, conducted both internally and through organizations such as the Business Software Alliance, from time to time we undertake litigation against alleged copyright infringers. Such lawsuits may lead to counter-claims alleging improper use of litigation or violation of other local laws. We believe we have valid defenses with respect to such counter-claims; however, it is possible that our consolidated financial position, cash flows or results of operations could be affected in any particular period by the resolution of one or more of these counter-claims.

Adobe is subject to legal proceedings, claims and investigations in the ordinary course of business, including claims of alleged infringement of third-party patents and other intellectual property rights, indemnification claims, commercial, employment and other matters. Adobe makes a provision for a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. These provisions are reviewed at least quarterly and adjusted to reflect the impacts of negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular case. All legal costs associated with litigation are expensed as incurred. Litigation is inherently unpredictable. However, we believe that we have valid defenses with respect to the legal matters pending against Adobe. It is possible, nevertheless, that our consolidated financial position, cash flows or results of operations could be negatively affected by an unfavorable resolution of one or more of such proceedings, claims or investigations.

## ITEM 4. (REMOVED AND RESERVED)

## PART II

## ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

*Market Information for Common Stock*

Our common stock is traded on the NASDAQ Global Select Market under the symbol "ADBE." The following table sets forth the high and low sales price per share of our common stock for the periods indicated.

| | Price Range | | | |
|---|---|---|---|---|
| | High | | Low | |
| Fiscal 2010: | | | | |
| First Quarter | $ | 37.86 | $ | 31.45 |
| Second Quarter | $ | 36.51 | $ | 30.94 |
| Third Quarter | $ | 33.52 | $ | 26.34 |
| Fourth Quarter | $ | 33.11 | $ | 25.60 |
| Fiscal Year | $ | 37.86 | $ | 25.60 |
| Fiscal 2009: | | | | |
| First Quarter | $ | 24.29 | $ | 16.70 |
| Second Quarter | $ | 28.18 | $ | 15.98 |
| Third Quarter | $ | 33.43 | $ | 26.34 |
| Fourth Quarter | $ | 36.90 | $ | 31.00 |
| Fiscal Year | $ | 36.90 | $ | 15.98 |

*Stockholders*

According to the records of our transfer agent, there were 1,624 holders of record of our common stock on January 21, 2011. Because many of such shares are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of stockholders represented by these record holders.

*Dividends*

We did not declare or pay any cash dividends on our common stock during fiscal 2010 or fiscal 2009. Under the terms of our credit agreement and lease agreements, we are not prohibited from paying cash dividends unless payment would trigger an event of default or one currently exists. We do not anticipate paying any cash dividends in the foreseeable future.

### Issuer Purchases of Equity Securities

Below is a summary of stock repurchases for the three months ended December 3, 2010. *See Note 14 of our Notes to Consolidated Financial Statements for information regarding our stock repurchase programs.*

| Period | Shares Repurchased | Average Price Per Share | Total Number of Shares Purchased as Part of Publicly Announced Plans | Approximate Dollar Value that May Yet be Purchased Under the Plan[1] | |
|---|---|---|---|---|---|
| | (in thousands, except average price per share) | | | | |
| Beginning repurchase authority | | | | $ 1,332,869 | |
| September 4—October 1, 2010 | | | | | |
| Shares repurchased | 4,734 | $ 28.06 | 4,734 | $ (132,869) | |
| October 2—October 29, 2010 | | | | | |
| Shares repurchased | 7,398 | $ 27.04 | 7,398 | $ (200,000) | (2) |
| October 30—December 3, 2010 | | | | | |
| Shares repurchased | — | $ — | — | $ — | |
| Total | 12,132 | | 12,132 | $ 1,000,000 | |

(1) In June 2010, our Board of Directors approved an amendment to change our stock repurchase program from a non-expiring share-based authority to a time-constrained dollar-based authority. As part of this amendment, the Board of Directors granted authority to repurchase up to $1.6 billion in common stock through the end of fiscal 2012.

(2) In October 2010, as part of the amended program, we entered into a structured stock repurchase agreement with a large financial institution whereupon we provided them with a prepayment of $200.0 million. As of December 3, 2010, no prepayment remained under this agreement.

**Stock Performance Graph(*)**

*Five-Year Stockholder Return Comparison*

The line graph below compares the cumulative stockholder return on our common stock with the cumulative total return of the Standard & Poor's 500 Index ("S&P 500") and the S&P 500 Software & Services Index for the five fiscal year periods ending December 3, 2010. The stock price information shown on the graph below is not necessarily indicative of future price performance.

The following table and graph assume that $100.00 was invested on December 2, 2005 in our common stock, the S&P 500 Index and the S&P 500 Software & Services Index, with reinvestment of dividends. For each reported year, our reported dates are the last trading dates of our fiscal year which ends on the Friday closest to November 30.

| | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 |
|---|---|---|---|---|---|---|
| Adobe Systems | $ 100.00 | $ 112.53 | $ 120.50 | $ 60.28 | $ 101.17 | $ 83.33 |
| S&P 500 Index | $ 100.00 | $ 112.51 | $ 121.53 | $ 75.24 | $ 93.97 | $ 107.62 |
| S&P 500 Software & Services Index | $ 100.00 | $ 104.44 | $ 119.25 | $ 68.41 | $ 103.74 | $ 115.44 |


Comparison of Five Year Cumulative Total Return
$150
$100
$50
$0
2005
2006
2007
2008
2009
2010
Adobe Systems
S&P 500 Index
S&P 500 Software & Services

(*) The material in this report is not deemed "filed" with the SEC and is not to be incorporated by reference into any of our filings under the Securities Act of 1933 or the Securities Exchange Act of 1934, whether made before or after the date hereof and irrespective of any general incorporation language in any such filings.

## ITEM 6. SELECTED FINANCIAL DATA

The following selected consolidated financial data (presented in thousands, except per share amounts and employee data) is derived from our consolidated financial statements. As our operating results are not necessarily indicative of future operating results, this data should be read in conjunction with the consolidated financial statements and notes thereto, and with Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations.

| | Fiscal Years | | | | |
|---|---|---|---|---|---|
| | 2010 | 2009[1] | 2008 | 2007 | 2006 |
| Operations: | | | | | |
| Revenue | $ 3,800,000 | $ 2,945,853 | $ 3,579,889 | $ 3,157,881 | $ 2,575,300 |
| Gross profit | $ 3,396,498 | $ 2,649,121 | $ 3,217,259 | $ 2,803,187 | $ 2,282,843 |
| Income before income taxes | $ 943,151 | $ 701,520 | $ 1,078,508 | $ 947,190 | $ 679,727 |
| Net income | $ 774,680 | $ 386,508 | $ 871,814 | $ 723,807 | $ 505,809 |
| Net income per share: | | | | | |
| Basic | $ 1.49 | $ 0.74 | $ 1.62 | $ 1.24 | $ 0.85 |
| Diluted | $ 1.47 | $ 0.73 | $ 1.59 | $ 1.21 | $ 0.83 |
| Cash dividends declared per common share | $ — | $ — | $ — | $ — | $ — |
| Financial position:[2] | | | | | |
| Cash, cash equivalents and short-term investments | $ 2,468,015 | $ 1,904,473 | $ 2,019,202 | $ 1,993,854 | $ 2,280,879 |
| Working capital | $ 2,147,962 | $ 1,629,071 | $ 1,972,504 | $ 1,720,441 | $ 2,208,688 |
| Total assets | $ 8,141,148 | $ 7,282,237 | $ 5,821,598 | $ 5,713,679 | $ 5,962,548 |
| Debt and capital lease obligations, non-current | $ 1,513,662 | $ 1,000,000 | $ 350,000 | $ — | $ — |
| Stockholders' equity | $ 5,192,387 | $ 4,890,568 | $ 4,410,354 | $ 4,649,982 | $ 5,151,876 |
| Additional data: | | | | | |
| Worldwide employees | 9,117 | 8,660 | 7,544 | 6,794 | 6,068 |

(1) Fiscal 2009 includes the integration of Omniture into our operations which was not present in the prior years. *See Note 2 of our Notes to Consolidated Financial Statements for information regarding our Omniture acquisition.*

(2) Information associated with our financial position is as of the Friday closest to November 30 for the five fiscal periods through 2010.

## ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

*The following discussion should be read in conjunction with our consolidated financial statements and notes thereto.*

*In addition to historical information, this Annual Report on Form 10-K contains forward-looking statements, including statements regarding product plans, future growth and market opportunities which involve risks and uncertainties that could cause actual results to differ materially from these forward-looking statements. Factors that might cause or contribute to such differences include, but are not limited to, those discussed in the section titled "Risk Factors" in Part 1, Item 1A of this report. You should carefully review the risks described herein and in other documents we file from time to time with the SEC, including our Quarterly Reports on Form 10-Q to be filed in fiscal 2011. When used in this report, the words "expects," "could," "would," "may," "anticipates," "intends," "plans," "believes," "seeks," "targets," "estimates," "looks for," "looks to" and similar expressions, as well as statements regarding our focus for the future, are generally intended to identify forward-looking statements. You should not place undue reliance on these forward-looking statements which speak only as of the date of this Annual Report on Form 10-K. We undertake no obligation to publicly release any revisions to the forward-looking statements or reflect events or circumstances after the date of this document.*

### BUSINESS OVERVIEW

Founded in 1982, Adobe Systems Incorporated is one of the largest and most diversified software companies in the world. We offer a line of creative, business, Web and mobile software and services used by creative professionals, knowledge workers, developers, marketers, enterprises and consumers for creating, managing, delivering, optimizing and engaging with compelling content and experiences across multiple operating systems, devices and media. We distribute our products through a network of distributors, VARs, systems integrators, ISVs and OEMs. We also market and license our software directly to enterprise customers through our sales force and to end users and through our own Website at www.adobe.com. In addition, we license our technology to hardware manufacturers, software developers and service providers, and provide some of our solutions via SaaS, also known as hosted or "cloud-based" offerings. Our software runs on PCs and server-based computers, as well as various non-PC and mobile devices, depending on the product. We have operations in the Americas, EMEA and Asia.

### ACQUISITIONS

On October 28, 2010, we completed the acquisition of Day, a provider of WCM, digital asset management and social collaboration solutions based in Basel, Switzerland and Boston, Massachusetts for approximately $248.3 million. Day's Web solutions combined with our existing enterprise portfolio will enable customers to better integrate their global Web presence and business applications in support of acquiring, servicing and retaining customers. We have included the financial results of Day in our consolidated results of operations beginning on the acquisition date however the impact of this acquisition was not material to our consolidated balance sheets and results of operations. Following the closing, we integrated Day as a product line within our Enterprise segment for financial reporting purposes.

On October 23, 2009, we completed the acquisition of Omniture, an industry leader in Web analytics and online business optimization based in Orem, Utah, for approximately $1.8 billion. Accordingly, we have included the results of the business operations acquired from Omniture in our consolidated results of operations beginning on October 24, 2009. Coinciding with the integration of Omniture, we created a new reportable segment for financial reporting purposes.

*See Note 2 of our Notes to Consolidated Financial Statements for further information regarding these acquisitions.*

### CRITICAL ACCOUNTING POLICIES AND ESTIMATES

In preparing our consolidated financial statements in accordance with GAAP and pursuant to the rules and regulations of the SEC, we make assumptions, judgments and estimates that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosures of contingent assets and liabilities. We base our assumptions, judgments and estimates on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results could differ materially from these estimates under different assumptions or conditions. On a regular basis, we evaluate our assumptions, judgments and estimates. We also discuss our critical accounting policies and estimates with the Audit Committee of the Board of Directors.

We believe that the assumptions, judgments and estimates involved in the accounting for revenue recognition, stock-based compensation, business combinations, goodwill impairment and income taxes have the greatest potential impact on our consolidated financial statements. These areas are key components of our results of operations and are based on complex rules which require us to make judgments and estimates, so we consider these to be our critical accounting policies.

Historically, our assumptions, judgments and estimates relative to our critical accounting policies have not differed materially from actual results.

**Revenue Recognition**

Our revenue is derived from the licensing of software products, associated software maintenance and support plans, custom software development and consulting services and training. To a lesser extent our revenue includes non-software related hosting services, custom hosting development and consulting services, and technical support and training for hosting services.

We recognize revenue when all four revenue recognition criteria have been met: persuasive evidence of an arrangement exists, we have delivered the product or performed the service, the fee is fixed or determinable and collection is probable. Determining whether and when some of these criteria have been satisfied often involves assumptions and judgments that can have a significant impact on the timing and amount of revenue we report.

We enter into multiple element revenue arrangements in which a customer may purchase a combination of software, upgrades, maintenance and support, hosting services, and consulting.

For our software and software related multiple element arrangements, we must: (1) determine whether and when each element has been delivered; (2) determine whether undelivered products or services are essential to the functionality of the delivered products and services; (3) determine the fair value of each element using VSOE, and (4) allocate the total price among the various elements. VSOE of fair value is used to allocate a portion of the price to the undelivered elements and the residual method is used to allocate the remaining portion to the delivered elements. Absent VSOE, revenue is deferred until the earlier of the point at which VSOE of fair value exists for any undelivered element or until all elements of the arrangement have been delivered. However, if the only undelivered element is maintenance and support, the entire arrangement fee is recognized ratably over the performance period. Changes in assumptions or judgments or changes to the elements in a software arrangement could cause a material increase or decrease in the amount of revenue that we report in a particular period.

In October 2009, the FASB amended the accounting standards for certain multiple deliverable revenue arrangements to:

- provide updated guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated, and how the consideration should be allocated;
- require an entity to allocate revenue in an arrangement using BESP of deliverables if a vendor does not have VSOE of selling price or TPE of selling price; and
- eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method.

We elected to early adopt this accounting guidance at the beginning of our fiscal quarter of 2010 on a prospective basis for applicable transactions originating or materially modified after November 27, 2009. Our revenue from sales containing non-software related hosting services, custom hosting development and consulting services, and related technical support and training are those impacted.

For multiple element arrangements containing our non-software services, we must (1) determine whether and when each element has been delivered; (2) determine fair value of each element using the selling price hierarchy of VSOE of fair value, TPE or BESP, as applicable, and (3) allocate the total price among the various elements based on the relative selling price method.

This guidance does not generally change the units of accounting for our revenue transactions. For multiple-element arrangements that contain software and non-software elements such as our hosted offerings, we allocate revenue to software or software related elements as a group and any non-software elements separately based on the selling price hierarchy. We determine the selling price for each deliverable using VSOE of selling price, if it exists, or TPE of selling price. If neither VSOE nor TPE of selling price exist for a deliverable, we use its BESP for that deliverable. Once revenue is allocated to software or software related elements as a group, it follows historic software accounting guidance. Revenue is then recognized when the basic revenue recognition criteria are met for each element.

Consistent with our methodology under previous accounting guidance, we determine VSOE for each element based on historical stand-alone sales to third-parties or from the stated renewal rate for the elements contained in the initial arrangement. In determining VSOE, we require that a substantial majority of the selling prices for a product or service fall within a reasonably narrow pricing range.

In certain instances, we are not able to establish VSOE for all deliverables in an arrangement with multiple elements. This may be due to infrequently selling each element separately, not pricing products or services within a narrow range, or only having a limited sales history. When VSOE cannot be established, we attempt to establish the selling price of each element based on TPE. TPE is determined based on competitor prices for similar deliverables when sold separately. Generally, our offerings contain significant differentiation such that the comparable pricing of products with similar functionality cannot be obtained. Furthermore, we are unable to reliably determine what similar competitor products' selling prices are on a stand-alone basis. Therefore, we typically are not able to obtain TPE of selling price.

When we are unable to establish selling prices using VSOE or TPE, we use BESP in our allocation of arrangement consideration. The objective of BESP is to determine the price at which we would transact a sale if the product or service were sold on a stand-alone basis. BESP is generally used for offerings that are not typically sold on a stand-alone basis or for new or highly customized offerings.

We determine BESP for a product or service by considering multiple factors including, but not limited to major product groupings, geographies, market conditions, competitive landscape, internal costs, gross margin objectives and pricing practices. Significant pricing practices taken into consideration include historic contractually stated prices, volume discounts where applicable and our price lists. The most common fact pattern that emerged through analyzing these factors supports a BESP closely tied to Adobe's list prices. The determination of BESP is made through consultation with and formal approval by our management, taking into consideration our go-to-market strategy.

We regularly review VSOE and have established a review process for TPE and BESP and maintain internal controls over the establishment and updates of these estimates. There was no material impact to revenue during the year ended December 3, 2010 resulting from changes in VSOE, TPE or BESP, nor do we expect a material impact from such changes in the near term.

We have established VSOE for our software maintenance and support services, custom software development services, and training. We have established BESP for all other offerings, including software products, non-software related hosting services, custom hosting development and consulting services, and technical support and training for hosting services.

Given the nature of our transactions, which are primarily software and software-related, our go-to-market strategies and our pricing practices, total net revenue as reported during the year ended December 3, 2010 is materially consistent with total net revenue that would have been reported if the transactions entered into or materially modified after November 27, 2009 were subject to previous accounting guidance. Additionally, the new accounting standards for revenue recognition, if applied in the same manner to the year ended November 27, 2009, would not have had a material impact on total net revenues for that fiscal year.

We do expect that this new accounting guidance will facilitate our efforts to optimize our offerings due to better alignment between the economics of an arrangement and the accounting. This may lead us to engage in new go-to-market practices in the future. In particular, we expect that the new accounting standards will enable us to better integrate products and services without VSOE into existing offerings and solutions. As these go-to-market strategies evolve, we may modify our pricing practices in the future, which could result in changes in selling prices, including both VSOE and BESP. As a result, our future revenue recognition for multiple element arrangements could differ materially from the results in the current period. Changes in the allocation of the sales price between elements may impact the timing of revenue recognition, but will not change the total revenue recognized on the contract. We are currently unable to determine the impact that the newly adopted accounting principles could have on our revenue as these go-to-market strategies evolve.

In addition to multiple element arrangements, we must estimate certain royalty revenue amounts due to the timing of securing information from our customers. While we believe we can make reliable estimates regarding these matters, these estimates are inherently subjective. Accordingly, our assumptions and judgments regarding future products and services as well as our estimates of royalty revenue could differ from actual events, thus materially impacting our financial position and results of operations.

Product revenue is recognized when the above criteria are met. We reduce the revenue recognized for estimated future returns, price protection and rebates at the time the related revenue is recorded. In determining our estimate for returns and in accordance with our internal policy regarding global channel inventory which is used to determine the level of product held by our distributors on which we have recognized revenue, we rely upon historical data, the estimated amount of product inventory in our distribution channel, the rate at which our product sells through to the end user, product plans and other factors. Our estimated provisions for returns can vary from what actually occurs. Product returns may be more or less than what was estimated. The amount of inventory in the channel could be different than what is estimated. Our estimate of the rate of sell through for product in the channel could be different than what actually occurs. There could be a delay in the release of our products. These factors and unanticipated changes in the economic and industry environment could make our return estimates differ from actual returns, thus materially impacting our financial position and results of operations.

We offer price protection to our distributors that allows for the right to a credit if we permanently reduce the price of a software product. When evaluating the adequacy of the price protection allowance, we analyze historical returns, current sell-through of distributor and retailer inventory of our products, changes in customer demand and acceptance of our products and other related factors. In addition, we monitor the volume of sales to our channel partners and their inventories. Changes to these assumptions or in the economic environment could result in higher returns or higher price protection costs in subsequent periods.

In the future, actual returns and price protection may materially exceed our estimates as unsold products in the distribution channels are exposed to rapid changes in consumer preferences, market conditions or technological obsolescence due to new platforms, product updates or competing products. While we believe we can make reliable estimates regarding these matters, these estimates are inherently subjective. Accordingly, if our estimates change, our returns and price protection reserves would change, which would impact the total net revenue we report.

We recognize revenues for hosting services that are based on a committed number of transactions ratably beginning on the date the customer commences use of our services and continuing through the end of the customer term. Over-usage fees, and fees billed based on the actual number of transactions from which we capture data, are billed in accordance with contract terms as these fees are incurred. We record amounts that have been invoiced in accounts receivable and in deferred revenue or revenue, depending on whether the revenue recognition criteria have been met.

Our consulting revenue is recognized on a time and materials basis and is measured monthly based on input measures, such as on hours incurred to date compared to total estimated hours to complete, with consideration given to output measures, such as contract milestones, when applicable.

**Stock-based Compensation**

Stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense on a straight-line basis over the requisite service period, which is generally the vesting period.

For our on-going traditional employee equity awards, we currently use the Black-Scholes option pricing model to determine the fair value of stock options and employee stock purchase plan ("ESPP") shares. The determination of the fair value of stock-based awards on the date of grant using an option pricing model is affected by our stock price as well as assumptions regarding a number of complex and subjective variables. These variables include our expected stock price volatility over the expected term of the awards, actual and projected employee stock option exercise behaviors, the risk-free interest rate, estimated forfeitures and expected dividends.

We estimate the expected term of options granted by calculating the average term from our historical stock option exercise experience. We estimate the volatility of our common stock by using implied volatility in market traded options. Our decision to use implied volatility was based upon the availability of actively traded options on our common stock and our assessment that implied volatility is more representative of future stock price trends than historical volatility. We base the risk-free interest rate on zero-coupon yields implied from U.S. Treasury issues with remaining terms similar to the expected term on the options. We do not anticipate paying any cash dividends in the foreseeable future and therefore use an expected dividend yield of zero in the option pricing model. We are required to estimate forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. We use historical data to estimate pre-vesting option forfeitures and record stock-based compensation expense only for those awards that are expected to vest.

If we use different assumptions for estimating stock-based compensation expense in future periods or if actual forfeitures differ materially from our estimated forfeitures, the change in our stock-based compensation expense could materially affect our operating income, net income and net income per share.

**Business Combinations**

We allocate the purchase price of acquired companies to the tangible and intangible assets acquired and liabilities assumed, assumed equity awards, as well as to in-process research and development based upon their estimated fair values at the acquisition date. The purchase price allocation process requires management to make significant estimates and assumptions, especially at acquisition date with respect to intangible assets, deferred revenue obligations and equity assumed.

Although we believe the assumptions and estimates we have made are reasonable, they are based in part on historical experience and information obtained from the management of the acquired companies and are inherently uncertain. Examples of critical estimates in valuing certain of the intangible assets we have acquired or may acquire in the future include but are not limited to:

- future expected cash flows from software license sales, subscriptions, support agreements, consulting contracts and acquired developed technologies and patents;
- expected costs to develop the in-process research and development into commercially viable products and estimated cash flows from the projects when completed;
- the acquired company's trade name and trademarks as well as assumptions about the period of time the acquired trade name and trademarks will continue to be used in the combined company's product portfolio; and
- discount rates.

In connection with the purchase price allocations for our acquisitions, we estimate the fair value of the deferred revenue obligations assumed. The estimated fair value of the support obligations is determined utilizing a cost build-up approach. The cost build-up approach determines fair value by estimating the costs related to fulfilling the obligations plus a normal profit margin. The estimated costs to fulfill the obligations are based on the historical costs related to fulfilling the obligations.

In connection with the purchase price allocations for our acquisitions, we estimate the fair value of the equity awards assumed. The estimated fair value is determined utilizing a modified binomial option pricing model which assumes employees exercise their stock options when the share price exceeds the strike price by a certain dollar threshold. If the acquired company has significant historical data on their employee's exercise behavior, then this threshold is determined based upon the acquired company's history. Otherwise, our historical exercise experience is used to determine the exercise threshold. Zero coupon yields implied by U.S. Treasury issues, implied volatility for our common stock and our historical forfeiture rate are other inputs to the binomial model.

Unanticipated events and circumstances may occur which may affect the accuracy or validity of such assumptions, estimates or actual results.

**Goodwill Impairment**

We complete our goodwill impairment test on an annual basis, during the second quarter of our fiscal year, or more frequently, if changes in facts and circumstances indicate that an impairment in the value of goodwill recorded on our balance sheet may exist. In order to estimate the fair value of goodwill, we typically estimate future revenue, consider market factors and estimate our future cash flows. Based on these key assumptions, judgments and estimates, we determine whether we need to record an impairment charge to reduce the value of the asset carried on our balance sheet to its estimated fair value. Assumptions, judgments and estimates about future values are complex and often subjective. They can be affected by a variety of factors, including external factors such as industry and economic trends, and internal factors such as changes in our business strategy or our internal forecasts. Although we believe the assumptions, judgments and estimates we have made in the past have been reasonable and appropriate, different assumptions, judgments and estimates could materially affect our reported financial results.

We completed our annual impairment test in the second quarter of fiscal 2010 and determined there was no impairment. We currently believe that there is no significant risk of future material goodwill impairment in any of our reporting units.

**Accounting for Income Taxes**

We use the asset and liability method of accounting for income taxes. Under this method, income tax expense is recognized for the amount of taxes payable or refundable for the current year. In addition, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carryforwards. Management must make assumptions, judgments and estimates to determine our current provision for income taxes and also our deferred tax assets and liabilities and any valuation allowance to be recorded against a deferred tax asset.

Our assumptions, judgments and estimates relative to the current provision for income taxes take into account current tax laws, our interpretation of current tax laws and possible outcomes of current and future audits conducted by foreign and domestic tax authorities. We have established reserves for income taxes to address potential exposures involving tax positions that could be challenged by tax authorities. In addition, we are subject to the continual examination of our income tax returns by the IRS and other domestic and foreign tax authorities, including a current examination by the IRS for our fiscal 2008 and 2009 tax returns. These examinations are expected to focus on our intercompany transfer pricing practices as well as other matters. Although we believe our assumptions, judgments and estimates are reasonable, changes in tax laws or our interpretation of tax laws and the resolution of the current and any future tax audits could significantly impact the amounts provided for income taxes in our consolidated financial statements.

Our assumptions, judgments and estimates relative to the value of a deferred tax asset take into account predictions of the amount and category of future taxable income, such as income from operations or capital gains income. Actual operating results and the underlying amount and category of income in future years could render our current assumptions, judgments and estimates of recoverable net deferred taxes inaccurate. Any of the assumptions, judgments and estimates mentioned above could cause our actual income tax obligations to differ from our estimates, thus materially impacting our financial position and results of operations.

**Recent Accounting Pronouncements**

*See Note 1 of our Notes to Consolidated Financial Statements for information regarding the effect of new accounting pronouncements on our financial statements.*

**Recent Accounting Pronouncements Not Yet Effective**

In December 2010, the FASB issued updated accounting guidance related to the calculation of the carrying amount of a reporting unit when performing the first step of a goodwill impairment test. More specifically, this update will require an entity to use an equity premise when performing the first step of a goodwill impairment test and if a reporting unit has a zero or negative carrying amount, the entity must assess and consider qualitative factors and whether it is more likely than not that a goodwill impairment exists. The new accounting guidance is effective for public entities, for impairment tests performed during entities' fiscal years (and interim periods within those years) that begin after December 15, 2010. Early application is not permitted. We will adopt the new disclosures in the first quarter of fiscal 2012, however as we currently do not have any reporting units with a zero or negative carrying amount, we do not expect the adoption of this guidance to have an impact on our consolidated financial statements.

In December 2010, the FASB issued updated accounting guidance to clarify that pro forma disclosures should be presented as if a business combination occurred at the beginning of the prior annual period for purposes of preparing both the current reporting period and the prior reporting period pro forma financial information. These disclosures should be accompanied by a narrative description about the nature and amount of material, nonrecurring pro forma adjustments. The new accounting guidance is effective for business combinations consummated in periods beginning after December 15, 2010, and should be applied prospectively as of the date of adoption. Early adoption is permitted. We will adopt the new disclosures in the second quarter of fiscal 2011. We do not believe that the adoption of this guidance will have a material impact to our consolidated financial statements.

## RESULTS OF OPERATIONS

**Overview of 2010**

Effective in the first quarter of fiscal 2010, to better align our marketing efforts and go-to-market strategies, we moved management responsibility for the Connect Solutions product line from our Knowledge Worker segment to our Enterprise segment. Prior year information has been updated to reflect this change.

For fiscal 2010, we reported record revenue with strong financial results including exceeding $1 billion in quarterly revenue for the first time in company history. Our performance was driven by continued adoption of CS5, which is our flagship product family that began shipping in the second quarter of fiscal 2010. Our fiscal 2010 performance also benefitted from strength in other key business segments including our Knowledge Worker, Omniture, Enterprise and Print and Publishing segments. Fiscal 2010 financial results also benefitted from an extra week in the first quarter of fiscal 2010 due to our 52/53 week financial calendar whereby fiscal 2010 is a 53-week year compared with fiscal 2009 which was a 52-week year.

In our Creative Solutions segment, broad adoption of CS5 continued to drive the overall performance of our creative business and contributed to strong revenue growth in fiscal 2010 as compared with fiscal 2009. Since its release, CS5 revenue has grown approximately 21% when compared to a comparable period of time for CS4 products. The successful launch of Adobe Lightroom version 3 also contributed to our success in our creative business.

Our Knowledge Worker segment achieved 17% growth in fiscal 2010 when compared to fiscal 2009 due to continued solid demand for our Acrobat product family. We attribute this performance to strength in enterprise licensing of Acrobat across all geographies as well as the improved economic conditions in certain markets and geographies where we focus on Acrobat adoption.

We achieved strong growth in fiscal 2010 with our Enterprise segment, which grew 18% when compared to fiscal 2009. We believe our increased investment in this business over the past several years is beginning to result in improved financial performance in the segment. Further, we believe the CEM value proposition of our enterprise products is resonating with industry analysts and customers, including Adobe Connect for efficient Web-conferencing, and Adobe LiveCycle which makes it easier for people to interact with information from enterprise systems through intuitive user experiences, improve efficiencies through business process automation, and enhance customer service through personalized communications management.

In our Omniture business, we maintained strong momentum in fiscal 2010. Driving this success was increased awareness of our Online Marketing Suite value proposition in the marketplace as well as strong bookings performance. The number of Omniture user transactions in fiscal 2010 was 5.07 trillion, an increase of 12% when compared to fiscal 2009.

Our Platform business declined slightly in fiscal 2010 as compared with fiscal 2009 primarily due to lower revenue from OEM relationships.

Our Print and Publishing business segment grew in fiscal 2010 as compared with fiscal 2009 primarily due to a non-recurring revenue deal as well as the launch of new products, including Adobe eLearning Suite version 2 and Adobe Captivate version 5.

**Revenue (dollars in millions)**

| | Fiscal 2010 | Fiscal 2009 | Fiscal 2008 | % Change 2010-2009 | % Change 2009-2008 |
|---|---|---|---|---|---|
| Product | $ 3,159.2 | $ 2,684.8 | $ 3,354.6 | 18% | (20)% |
| Percentage of total revenue | 83% | 91% | 94% | | |
| Subscription | 386.8 | 74.6 | 41.9 | * | 78% |
| Percentage of total revenue | 10% | 3% | 1% | | |
| Services and support | 254.0 | 186.5 | 183.4 | 36% | 2% |
| Percentage of total revenue | 7% | 6% | 5% | | |
| Total revenue | $ 3,800.0 | $ 2,945.9 | $ 3,579.9 | 29% | (18)% |

* Percentage is greater than 100%.

Our subscription revenue is comprised primarily of fees we charge for our hosted service offerings including our hosted online business optimization services. We recognize subscription revenues ratably over the term of agreements with our customers, beginning on the commencement of the service. Of the $386.8 million and $74.6 million in subscription revenue for the fiscal years 2010 and 2009, respectively, approximately $309.1 million and $22.2 million, respectively, is from our Omniture segment with the remaining amounts representing our other business offerings.

Our services and support revenue is comprised of consulting, training and maintenance and support, primarily related to the licensing of our enterprise, developer and platform products and the sale of our hosted online business optimization services. Our support revenue also includes technical support and developer support to partners and developer organizations related to our desktop products. Our maintenance and support offerings which entitle customers to receive product upgrades and enhancements or technical support, depending on the offering, are recognized ratably over the term of the arrangement.

*Segments*

In fiscal 2010, we categorized our products into the following segments: Creative Solutions, Knowledge Worker, Enterprise, Omniture, Platform, and Print and Publishing products.

Effective in the first quarter of fiscal 2010, to better align our marketing efforts and go-to-market strategies, we moved management responsibility for the Adobe Connect product line from our Knowledge Worker segment to our Enterprise segment.

- *Creative Solutions*—Our Creative Solutions segment focuses on delivering a complete professional line of integrated tools for a full range of creative and developer tasks to an extended set of customers.

- *Knowledge Worker*—Our Knowledge Worker segment focuses on the needs of knowledge worker customers, providing essential applications and services to help them share information and collaborate. This segment contains our Adobe Acrobat family of products.
- *Enterprise*—Our Enterprise segment provides server-based CEM solutions to enterprise and government customers to optimize their information intensive customer-facing processes and improve the overall customer experience of their constituents. This segment contains our Adobe LiveCycle and Adobe Connect product lines.
- *Omniture*—Our Omniture segment provides Web analytics and online business optimization products and services to manage and enhance online, offline and multi-channel business initiatives.
- *Platform*—Our Platform segment includes client and developer technologies, such as Adobe Flash Player, Adobe Flash Lite, Adobe AIR, Adobe Flex, Adobe Flash Builder, ColdFusion, and also encompasses products and technologies created and managed in other Adobe segments.
- *Print and Publishing*—Our Print and Publishing segment addresses market opportunities ranging from the diverse publishing needs of technical and business publishing to our legacy type and OEM printing businesses.

*Segment Information (dollars in millions)*

| | Fiscal 2010 | Fiscal 2009 | Fiscal 2008 | % Change 2010-2009 | % Change 2009-2008 |
|---|---|---|---|---|---|
| Creative Solutions | $ 2,056.5 | $ 1,702.1 | $ 2,072.8 | 21% | (18)% |
| Percentage of total revenue | 54% | 58% | 58% | | |
| Knowledge Worker | 654.4 | 557.6 | 757.7 | 17% | (26)% |
| Percentage of total revenue | 18% | 19% | 21% | | |
| Enterprise | 355.0 | 300.9 | 306.2 | 18% | (2)% |
| Percentage of total revenue | 9% | 10% | 9% | | |
| Omniture | 360.6 | 26.3 | — | * | * |
| Percentage of total revenue | 9% | 1% | —% | | |
| Platform | 178.9 | 181.0 | 231.6 | (1)% | (22)% |
| Percentage of total revenue | 5% | 6% | 6% | | |
| Print and Publishing | 194.6 | 178.0 | 211.6 | 9% | (16)% |
| Percentage of total revenue | 5% | 6% | 6% | | |
| Total revenue | $ 3,800.0 | $ 2,945.9 | $ 3,579.9 | 29% | (18)% |

* Percentage is greater than 100%.

*Fiscal 2010 Revenue Compared to Fiscal 2009 Revenue*

Revenue from Creative Solutions increased $354.4 million during fiscal 2010 as compared to fiscal 2009 primarily due to strong licensing of CS4 during fiscal 2010 until the release of CS5, as well as strong adoption of CS5 beginning in the second quarter of the fiscal year. The increase was driven largely by a 23% increase in both Creative Suites and Photoshop point product revenue as compared to the prior year. The overall number of units licensed increased 23% when compared to fiscal 2009. Unit average selling prices, excluding large enterprise license agreement ("ELA") deals, remained relatively stable during fiscal 2010 as compared to fiscal 2009.

Revenue from Knowledge Worker increased $96.8 million during fiscal 2010 as compared to fiscal 2009. We attribute this success to strength in enterprise licensing of Acrobat and improved economic conditions in certain markets and geographies where we focus on Acrobat adoption. A 19% increase in the number of units licensed also contributed to the increase in revenue. Unit average selling prices, excluding large ELA deals, have remained relatively stable.

Revenue from Enterprise increased $54.1 million during fiscal 2010 as compared to fiscal 2009 due to increased adoption of our LiveCycle and Connect products as well as the acquisition of Day, which closed late in the fourth quarter of fiscal 2010 and contributed $5.4 million in revenue.

Revenue from Omniture increased $334.3 million during fiscal 2010 as compared to fiscal 2009. We acquired Omniture in the fourth quarter of fiscal 2009 and therefore do not have a full fiscal year of revenue for 2009 in which to provide a comparison between fiscal years.

Revenue from Platform decreased $2.1 million during fiscal 2010 as compared to fiscal 2009. The decrease was due to lower developer tool revenue based on the inclusion of developer tools within some CS5 suites, offset in part by an increase in distribution revenue from OEM relationships with companies such as Google, where we offer their technologies as part of the download of Flash Player, Shockwave Player and Reader and generate revenue through successful installations of these technologies.

Revenue from Print and Publishing increased $16.6 million during fiscal 2010 as compared to fiscal 2009 due to an improved economic environment in certain markets and geographies, the launch of new products, fees received for engineering services and royalties related to PostScript products.

*Fiscal 2009 Revenue Compared to Fiscal 2008 Revenue*

Revenue from Creative Solutions decreased $370.7 million during fiscal 2009 as compared to fiscal 2008 primarily due to reduced adoption of our CS family of products because of the global recession and generally weak macro-economic environment in fiscal 2009. The decrease was driven largely by a 15% decline in Creative Suites related revenue and a decline of 27% in Photoshop point product revenue. Also contributing to the decrease was an overall decline in the number of units licensed. Average unit selling prices remained relatively consistent.

Revenue in Knowledge Worker decreased $200.1 million during fiscal 2009 as compared to fiscal 2008 for similar reasons as Creative Solutions in addition to a decrease in the licensing of our Acrobat family of products. We attribute the decline in revenue to lower volume licensing by our enterprise customers, as well as a decrease in the number of units sold through our shrink-wrap distribution channel. Average unit selling prices remained relatively consistent.

Revenue from Enterprise decreased $5.3 million during fiscal 2009 as compared to fiscal 2008 primarily due to the economic slowdown in fiscal 2009 which resulted in reduced spending by our enterprise customers.

We acquired Omniture in the fourth quarter of fiscal 2009, and as such, there is no prior fiscal 2008 period with which to compare Omniture fiscal 2009 revenue.

Revenue from Platform decreased $50.6 million during fiscal 2009 as compared to fiscal 2008 due to the impact of the OSP which we announced on May 1, 2008, and involves the removal of certain licensing fees of our Flash Lite client with OEMs.

Revenue in Print and Publishing decreased $33.6 million during fiscal 2009 as compared to fiscal 2008 due to reduced demand because of the global macro-economic downturn in fiscal 2009.

*Geographic Information (dollars in millions)*

| | Fiscal 2010 | Fiscal 2009 | Fiscal 2008 | % Change 2010-2009 | % Change 2009-2008 |
|---|---|---|---|---|---|
| Americas | $ 1,859.0 | $ 1,382.6 | $ 1,632.8 | 34% | (15)% |
| Percentage of total revenue | 49% | 46% | 46% | | |
| EMEA | 1,168.2 | 928.9 | 1,229.2 | 26% | (24)% |
| Percentage of total revenue | 31% | 32% | 34% | | |
| Asia | 772.8 | 634.4 | 717.9 | 22% | (12)% |
| Percentage of total revenue | 20% | 22% | 20% | | |
| Total revenue | $ 3,800.0 | $ 2,945.9 | $ 3,579.9 | 29% | (18)% |

*Fiscal 2010 Revenue by Geography Compared to Fiscal 2009 Revenue by Geography*

Overall revenue in each of the geographic segments for fiscal 2010 increased compared to fiscal 2009 primarily due to the launch of CS5 in the second quarter of fiscal 2010 as well as additional revenue from Omniture which we acquired in the fourth quarter of fiscal 2009. Increased revenue in our Knowledge Worker and Enterprise business segments also contributed to the increase as well as an improved economy across all geographies.

Included in the overall increase in revenue were impacts associated with foreign currency. The U.S. dollar strengthened against both the Euro and British pound causing revenue in EMEA measured in U.S. dollars to decrease by approximately $18.4 million and $3.3 million, respectively, as compared to fiscal 2009. Revenue in Japan measured in U.S. dollars was favorably impacted by approximately $23.7 million due to the strength of the Yen against the U.S. dollar as compared to fiscal 2009. The Australian dollar also strengthened against the U.S. dollar resulting in a favorable impact to revenue of approximately $12.1 million during fiscal 2010. We had no comparable impact to revenue from the Australian dollar during fiscal 2009. Our currency hedging program is used to mitigate a portion of the foreign currency impact to revenue. During fiscal 2010, our currency hedging program related to EMEA and Japan resulted in hedging gains of $19.5 million and $0.6 million, respectively.

*Fiscal 2009 Revenue by Geography Compared to Fiscal 2008 Revenue by Geography*

Overall revenue in each of the geographic segments for fiscal 2009 decreased compared to fiscal 2008 primarily due to the global economic recession, which resulted in reduced adoption of many of our major products.

Included in the overall decrease in revenue were impacts associated with foreign currency. Revenue in EMEA measured in U.S. dollars decreased approximately $47.1 million, due to the strength of the U.S. dollar against the Euro, as compared to fiscal 2008. Our currency hedging program is used to mitigate a portion of the foreign currency impact to revenue. Revenue in Asia measured in U.S. dollars was favorably impacted by approximately $32.8 million due to the strength of the Yen against the U.S. dollar as compared to fiscal 2008. During fiscal 2009, our currency hedging program related to the Euro and Yen resulted in hedging gains of $25.8 million and $1.2 million, respectively.

*See Item 7A, Quantitative and Qualitative Disclosures About Market Risk regarding foreign currency risks.*

*Product Backlog*

The amount of product backlog at any particular time may not be a meaningful indicator of future business prospects. Shippable backlog is comprised of unfulfilled orders, excluding those associated with new product releases, those pending credit review and those not shipped due to the application of our global inventory policy. Our shippable backlog at the end of the fourth quarter of fiscal 2010 was approximately 5% of fourth quarter fiscal 2010 revenue. We had minimal shippable backlog at the end of the third quarter of fiscal 2010. Our shippable backlog at the end of the fourth quarter of fiscal 2009 was approximately 9% of fourth quarter fiscal 2009 revenue.

**Cost of Revenue (dollars in millions)**

| | Fiscal 2010 | Fiscal 2009 | Fiscal 2008 | % Change 2010-2009 | % Change 2009-2008 |
|---|---|---|---|---|---|
| Product | $ 127.5 | $ 180.6 | $ 243.2 | (29)% | (26)% |
| Percentage of total revenue | 3% | 6% | 7% | | |
| Subscription | 195.6 | 48.3 | 23.2 | * | * |
| Percentage of total revenue | 5% | 2% | 1% | | |
| Services and support | 80.4 | 67.8 | 96.2 | 19% | (30)% |
| Percentage of total revenue | 2% | 2% | 3% | | |
| Total cost of revenue | $ 403.5 | $ 296.7 | $ 362.6 | 36% | (18)% |

* Percentage is greater than 100%.

*Product*

Cost of product revenue includes product packaging, third-party royalties, excess and obsolete inventory, amortization related to localization costs, purchased intangibles and acquired rights to use technology and the costs associated with the manufacturing of our products.

Cost of product revenue decreased due to the following:

| | % Change 2010-2009 | % Change 2009-2008 |
|---|---|---|
| Amortization of purchased intangibles | (23)% | (12)% |
| Amortization of acquired rights to use technology | 1 | (8) |
| Localization costs related to our product launches | (7) | (1) |
| Royalty cost | (5) | (1) |
| Cost of sales | 4 | (2) |
| Various individually insignificant items | 1 | (2) |
| Total change | (29)% | (26)% |

Amortization of purchased intangibles decreased during fiscal 2010 as compared to fiscal 2009 and decreased during fiscal 2009 as compared to fiscal 2008, due to decreases in amortization of $46.4 million and $80.0 million, respectively, associated with intangible assets purchased through the Macromedia acquisition which were fully amortized during fiscal 2009.

The decrease in amortization of acquired rights to use technology during fiscal 2009 as compared to fiscal 2008 primarily related to a charge for historical use of licensing rights associated with certain technology licensing arrangements entered into in fiscal 2008 that did not recur in fiscal 2009. In fiscal 2008 we entered into certain technology licensing arrangements totaling $100.4 million. Of this cost, an estimated $56.4 million was related to future licensing rights that were capitalized and amortized on a straight-line basis over the estimated useful lives up to fifteen years. Of the remaining costs, we estimated that approximately $27.2 million was related to historical use of licensing rights which was expensed as cost of sales and the residual of $16.8 million for fiscal 2008 was expensed as general and administrative costs. In connection with these licensing arrangements, we have the ability to acquire additional rights to use technology in the future.

The decrease in localization costs during fiscal 2010 as compared to fiscal 2009 was primarily due to CS4 products becoming fully amortized at the end of fiscal 2009, offset in part by the launch of CS5 products during fiscal 2010.

The decrease in royalty costs during fiscal 2010 as compared to fiscal 2009 primarily related to obligations to certain key vendors that were incurred during fiscal 2009 and did not recur during fiscal 2010.

Cost of sales increased during fiscal 2010 as compared to fiscal 2009 primarily due to the associated increase in shrink-wrap shipments as a result of the launch of our CS5 products during fiscal 2010.

*Subscription*

Cost of subscription revenue consists of expenses related to operating our network infrastructure, including depreciation expenses and operating lease payments associated with computer equipment, data center costs, salaries and related expenses of network operations, implementation, account management and technical support personnel, amortization of intangible assets and allocated overhead. We enter into contracts with third-parties for the use of their data center facilities and our data center costs largely consist of the amounts we pay to these third-parties for rack space, power and similar items.

Cost of subscription revenue increased in fiscal 2010 as compared to fiscal 2009 as a result of our acquisition of Omniture in the fourth quarter of fiscal 2009 and the addition of its related data center costs. Also included in cost of subscription revenue for fiscal 2010 is $58.4 million of amortization expense related to intangible assets acquired in conjunction with this acquisition.

Cost of subscription revenue increased in fiscal 2009 as compared to fiscal 2008 as a result of our acquisition of Omniture in the fourth quarter of fiscal 2009 and the addition of its related data center costs.

*Services and Support*

Cost of services and support revenue is primarily comprised of employee-related costs and associated costs incurred to provide consulting services, training and product support.

Cost of services and support revenue increased during fiscal 2010 as compared to fiscal 2009, due to increases in compensation and related benefits driven by additional headcount as a result of our acquisition of Omniture.

Cost of services and support revenue decreased during fiscal 2009 as compared to fiscal 2008, due to decreases in compensation and related benefits driven by headcount reductions as well as increased consulting support provided by third-party systems integrators resulting in the downsizing of our consulting organization.

**Operating Expenses (dollars in millions)**

| | Fiscal 2010 | Fiscal 2009 | Fiscal 2008 | % Change 2010-2009 | % Change 2009-2008 |
|---|---|---|---|---|---|
| Research and development | $ 680.3 | $ 565.1 | $ 662.1 | 20% | (15)% |
| Percentage of total revenue | 18% | 19% | 18% | | |
| Sales and marketing | $ 1,244.2 | $ 981.9 | $ 1,089.3 | 27% | (10)% |
| Percentage of total revenue | 33% | 33% | 30% | | |
| General and administrative | $ 383.5 | $ 298.7 | $ 337.3 | 28% | (11)% |
| Percentage of total revenue | 10% | 10% | 9% | | |
| Restructuring charges | $ 23.3 | $ 41.3 | $ 32.1 | (44)% | 29% |
| Percentage of total revenue | 1% | 1% | 1% | | |
| Amortization of purchased intangibles and incomplete technology | $ 72.1 | $ 71.6 | $ 68.2 | 1% | 5% |
| Percentage of total revenue | 2% | 2% | 2% | | |
| Total operating expenses | $ 2,403.4 | $ 1,958.6 | $ 2,189.0 | 23% | (11)% |

*Research and Development, Sales and Marketing and General and Administrative Expenses*

The increase in research and development, sales and marketing and general and administrative expenses during fiscal 2010 as compared to fiscal 2009 was primarily driven by increases in compensation expense due to additional headcount as a result of our acquisition of Omniture and to higher employee compensation including bonuses based on company performance to date when compared to fiscal 2009. The decrease in research and development, sales and marketing and general and administrative expenses in fiscal 2009 as compared to fiscal 2008 was primarily driven by decreases in compensation expense and a decrease in the costs associated with acquired rights to use technology. The decrease in compensation costs during fiscal 2009 as compared to fiscal 2008 was primarily due to lower profit sharing and employee bonuses based on company performance.

*Research and Development*

Research and development expenses consist primarily of salary and benefit expenses for software developers, contracted development efforts, related facilities costs and expenses associated with computer equipment used in software development.

Research and development expenses increased (decreased) due to the following:

| | % Change 2010-2009 | % Change 2009-2008 |
|---|---|---|
| Compensation associated with incentive compensation and stock-based compensation | 16% | (13)% |
| Compensation and related benefits associated with headcount growth | 2 | 1 |
| Various individually insignificant items | 2 | (3) |
| Total change | 20% | (15)% |

We believe that investments in research and development, including the recruiting and hiring of software developers, are critical to remain competitive in the marketplace and are directly related to continued timely development of new and enhanced products. We will continue to focus on long-term opportunities available in our end markets and make significant investments in the development of our application, tool and service offerings.

*Sales and Marketing*

Sales and marketing expenses consist primarily of salary and benefit expenses, sales commissions, travel expenses and related facilities costs for our sales, marketing, order management and global supply chain management personnel. Sales and marketing expenses also include the costs of programs aimed at increasing revenue, such as advertising, trade shows, public relations and other market development programs. Given the strength of our business during the first half of fiscal 2010, we made additional investments in sales and marketing which is reflected in the table below under marketing spending related to product launches and marketing efforts.

Sales and marketing expenses increased (decreased) due to the following:

| | % Change 2010-2009 | % Change 2009-2008 |
|---|---|---|
| Compensation associated with incentive compensation and stock-based compensation | 16% | (8)% |
| Compensation and related benefits associated with headcount growth | 3 | 2 |
| Marketing spending related to product launches and overall marketing efforts to further increase revenue | 3 | (4) |
| Various individually insignificant items | 5 | — |
| Total change | 27% | (10)% |

*General and Administrative*

General and administrative expenses consist primarily of compensation and benefit expenses, travel expenses and related facilities costs for our finance, facilities, human resources, legal, information services and executive personnel. General and administrative expenses also include outside legal and accounting fees, provision for bad debts, expenses associated with computer equipment and software used in the administration of the business, charitable contributions and various forms of insurance.

General and administrative expenses increased (decreased) due to the following:

| | % Change 2010-2009 | % Change 2009-2008 |
|---|---|---|
| Compensation associated with incentive compensation and stock-based compensation | 15% | (8)% |
| Allocation of costs associated with acquired rights to use technology | — | (5) |
| Compensation and related benefits associated with headcount growth | 5 | 2 |
| Charitable contributions | — | (3) |
| Professional and consulting fees | 4 | 1 |
| Depreciation and amortization | 3 | 1 |
| Various individually insignificant items | 1 | 1 |
| Total change | 28% | (11)% |

The decrease in allocation of costs associated with acquired rights to use technology in fiscal 2009 as compared to fiscal 2008 primarily relates to the historical use of licensing rights associated with certain technology licensing arrangements entered into in fiscal 2008 that did not recur in fiscal 2009. Allocation of costs associated with acquired rights to use technology increased in fiscal 2008 primarily due to the fact that we entered into certain technology licensing arrangements totaling $100.4 million. Of this cost, an estimated $56.4 million was related to future licensing rights and has been capitalized and will be amortized on a straight-line basis over the estimated useful lives up to fifteen years. Of the remaining costs, we estimated that approximately $27.2 million was related to historical use of licensing rights which was expensed as cost of sales and the residual of $16.8 million for fiscal 2008 was expensed as general and administrative costs. In connection with these licensing arrangements, we have the ability to acquire additional rights to use technology in the future.

Charitable contributions represent funding of the Adobe Foundation which is a private foundation created to leverage human, technological and financial resources to drive social change and improve the communities in which we live and work. The decrease in charitable contributions during fiscal 2009 as compared to fiscal 2008 reflects a change in the timing of contributions to the Adobe Foundation.

Professional and consulting fees increased during fiscal 2010 as compared to fiscal 2009 primarily due to increase in information technology services to support our business.

*Restructuring Charges*

*Fiscal 2009 Restructuring Plan*

On November 10, 2009, in order to appropriately align our costs in connection with our fiscal 2010 operating plan, we initiated a restructuring plan consisting of reductions of up to approximately 630 full-time positions worldwide. In connection with this restructuring plan, in the fourth quarter of fiscal 2009, we recorded restructuring charges of approximately $25.5 million related to ongoing termination benefits for the elimination of approximately 340 of these full-time positions worldwide. The restructuring activities related to this program affect only those employees and facilities that were associated with Adobe prior to the acquisition of Omniture on October 23, 2009.

During fiscal 2010, we continued to implement restructuring activities under this plan. We vacated approximately 50,000 square feet of sales and or research and development facilities in Australia, Canada, Denmark and the U.S. We accrued $7.0 million for the fair value of our future contractual obligations under these operating leases using our credit-adjusted risk-free interest rate, estimated at approximately 7% as of the date we ceased to use the leased properties. This amount is net of the fair value of future estimated sublease income of approximately $7.1 million. We also recorded charges of $18.4 million in termination benefits for the elimination of substantially all of the remaining full-time positions expected to be terminated worldwide. We also recorded net adjustments of approximately $2.2 million to reflect net decreases in previously recorded estimates for termination benefits and facilities-related liabilities in addition to minor adjustments for fluctuations related to foreign currency translation.

*Fiscal 2008 Restructuring Plan*

In the fourth quarter of fiscal 2008, we initiated a restructuring program, consisting of reductions in workforce of approximately 560 full-time positions globally and the consolidation of facilities, in order to reduce our operating costs and focus our resources on key strategic priorities. In connection with this restructuring program, we recorded restructuring charges totaling $29.2 million related to ongoing termination benefits for the elimination of approximately 460 of the 560 full-time positions globally.

During fiscal 2009, we continued to implement restructuring activities under this program. We vacated approximately 89,000 square feet of research and development and sales facilities in the U.S., the United Kingdom and Canada. We accrued $8.5 million for the fair value of our future contractual obligations under these operating leases using our credit-adjusted risk-free interest rate, estimated at approximately 6% as of the date we ceased to use the leased properties. This amount is net of the fair value of future estimated sublease income of approximately $4.4 million. We also recorded additional charges of $6.7 million for termination benefits for the elimination of substantially all of the remaining 100 full-time positions expected to be terminated. We also recorded minor adjustments for fluctuations related to foreign currency translation.

*Macromedia Restructuring Plan*

We completed our acquisition of Macromedia on December 3, 2005. In connection with this acquisition, we initiated plans to restructure both the pre-merger operations of Adobe and Macromedia to eliminate certain duplicative activities, focus our resources on future growth opportunities and reduce our cost structure. In connection with the worldwide restructuring plan, we recognized costs related to termination benefits for employee positions that were eliminated and for the closure of duplicative facilities. During fiscal 2008, we recorded charges of $2.9 million related to changes in estimates related to Macromedia facilities restructuring charges due to changes in sub-lease income estimates.

*See Note 11 of our Notes to Consolidated Financial Statements for further information regarding our restructuring charges.*

*Amortization of Purchased Intangibles and Incomplete Technology*

As a result of our acquisition of Omniture in fiscal 2009, we acquired purchased intangibles which are amortized over their estimated useful lives of one to twelve years. In addition, as a result of our acquisition of Macromedia in fiscal 2006, we acquired purchased intangibles which are amortized over their estimated useful lives of two to four years. During fiscal 2009, we completed one business combination, in addition to Omniture. In addition, during fiscal 2008 we completed one business combination. We acquired purchased intangibles through these acquisitions which are amortized over their estimated useful lives.

Amortization expense increased 1% during fiscal 2010 as compared to fiscal 2009, as a result of intangible assets purchased through our acquisition of Omniture in the fourth quarter of fiscal 2009 offset by a decrease in amortization expense associated with the intangible assets purchased through our Macromedia acquisition which were fully amortized at the end of fiscal 2009.

Amortization expense increased 5% during fiscal 2009 as compared to fiscal 2008, primarily due to amortization expense associated with intangibles assets purchased through the acquisition of Omniture in the fourth quarter of fiscal 2009.

**Non-Operating Income (Expense), Net (dollars in millions)**

| | Fiscal 2010 | Fiscal 2009 | Fiscal 2008 | % Change 2010-2009 | % Change 2009-2008 |
|---|---|---|---|---|---|
| Interest and other income (expense), net | $ 13.1 | $ 31.4 | $ 43.8 | (58)% | (28)% |
| Percentage of total revenue | * | 1% | 1% | | |
| Interest expense | (56.9) | (3.4) | (10.0) | * | (66)% |
| Percentage of total revenue | (2)% | * | * | | |
| Investment gains (losses), net | (6.1) | (17.0) | 16.4 | (64)% | (204)% |
| Percentage of total revenue | * | (1)% | * | | |
| Total non-operating income (expense), net | $ (49.9) | $ 11.0 | $ 50.2 | (554)% | (78)% |

* Percentage is not meaningful.

*Interest and Other Income (Expense), Net*

Interest and other income (expense), net consists primarily of interest earned on cash, cash equivalents and short-term fixed income investments. Interest and other income (expense), net also includes foreign exchange gains and losses, including those from hedging revenue transactions primarily denominated in Euro and Yen currencies, and gains and losses on fixed income investments.

Interest and other income (expense), net, decreased during fiscal 2010 as compared to fiscal 2009 primarily due to a reduction in interest earned of $12.8 million resulting from lower average interest rates on our investments and $5.8 million lower realized gains on our investments. During fiscal 2010, we also recorded a $20.8 million gain associated with a forward contract purchased to hedge our economic exposure related to our acquisition of Day, which was primarily offset by foreign exchange losses and increased cash flow hedging costs.

Interest and other income (expense), net, decreased during fiscal 2009 as compared to fiscal 2008 primarily due to lower interest rates, partially offset by higher average invested balances, realized gains on sales of fixed income securities and lower foreign exchange losses.

*Interest Expense*

In February 2010, we issued $600.0 million of 3.25% senior notes due February 1, 2015 (the "2015 Notes") and $900.0 million of 4.75% senior notes due February 1, 2020 (the "2020 Notes" and, together with the 2015 Notes, the "Notes"). As of November 27, 2009, we had an outstanding credit facility of $1.0 billion, which we repaid on February 1, 2010 with a portion of the proceeds from our Notes. The increase in interest expense for fiscal 2010 is primarily due to interest associated with higher borrowings resulting from the issuance of the Notes as well as an increase in our average borrowing rate due to the Notes.

Interest expense for fiscal 2009 and 2008, primarily represents interest associated with our credit facility. Interest due under the credit facility is paid upon expiration of the London interbank offered rate ("LIBOR") contract or at a minimum, quarterly. The decline in interest expense was primarily due to lower interest rates.

*Investment Gains (Losses), Net*

Investment gains (losses), net consists principally of realized gains and losses from the sale of marketable equity investments, other-than-temporary declines in the value of marketable and non-marketable equity securities, unrealized holding gains and losses associated with our deferred compensation plan assets (classified as trading securities), and gains and losses of Adobe Ventures.

Investment gains and (losses), net fluctuated due to the following (in millions):

| | 2010 | 2009 | 2008 |
|---|---|---|---|
| Net (losses) gains related to our investments in Adobe Ventures and cost method investments | $ (11.3) | $ (18.7) | $ 15.9 |
| Gains from sale of marketable equity securities | 4.0 | — | 5.4 |
| Write-downs due to other-than-temporary declines in value of our marketable equity securities | — | (0.3) | (4.9) |
| Net gains related to our trading securities | 1.2 | 2.0 | — |
| Total investment gains (losses), net | $ (6.1) | $ (17.0) | $ 16.4 |

During fiscal 2010, net losses on our investments improved primarily due to a decrease in net unrealized losses incurred on certain of our cost method investments during fiscal 2009 offset in part by an increase in net realized losses from our Adobe Ventures portfolio of companies in fiscal 2010.

During fiscal 2009, net losses on our investments increased as compared to fiscal 2008 primarily due to an increase on net unrealized losses related to our Adobe Ventures and cost method investments.

**Provision for Income Taxes (dollars in millions)**

| | Fiscal 2010 | Fiscal 2009 | Fiscal 2008 | % Change 2010-2009 | % Change 2009-2008 |
|---|---|---|---|---|---|
| Provision | $ 168.5 | $ 315.0 | $ 206.7 | (47)% | 52% |
| Percentage of total revenue | 4% | 11% | 6% | | |
| Effective tax rate | 18% | 45% | 19% | | |

Our effective tax rate decreased approximately 27 percentage points during fiscal 2010 as compared to fiscal 2009. The decrease was primarily due to tax benefits recognized as a result of the completion in the fourth quarter of fiscal 2010 of a U.S. income tax examination covering fiscal years 2005 through 2007 and stronger international profits, partially offset by the expiration of the research and development credit on December 31, 2009.

Our effective tax rate increased approximately 26 percentage points during fiscal 2009 as compared to fiscal 2008. The increase was primarily due to a one-time charge related to our acquisition of Omniture. The charge represented the tax cost of inter-company transactions necessary to license certain Omniture assets to Adobe's trading companies so that Omniture's services can be offered to customers from Adobe companies.

In December 2010, the United States Congress passed an extension of the federal research and development tax credit through December 31, 2011. As a result, we expect that our income tax provision for the first quarter of fiscal 2011 will include a discrete tax benefit which will reduce our effective tax rate for the quarter and to a lesser extent the effective annual tax rate.

*Accounting for Uncertainty in Income Taxes*

The gross liability for unrecognized tax benefits at December 3, 2010 was $156.9 million, exclusive of $15.4 million of interest and penalties.

In October 2010, a U.S. income tax examination covering our fiscal years 2005 through 2007 was completed. Our accrued tax and interest related to these years was $59 million and was previously reported in long-term income taxes. We paid $20 million in conjunction with the aforementioned resolution. A net income statement tax benefit in the fourth quarter of fiscal 2010 of $39 million resulted.

The timing of the resolution of income tax examinations is highly uncertain as are the amounts and timing of tax payments that are part of any audit settlement process. These events could cause large fluctuations in the balance sheet classification of current and non-current assets and liabilities. We believe that before the end of fiscal 2011, it is reasonably possible that either certain audits will conclude or statutes of limitations on certain income tax examination periods will expire, or both. Given the uncertainties described above, we can only determine a range of estimated potential decreases in underlying unrecognized tax benefits ranging from $0 to approximately $5 million.

## LIQUIDITY AND CAPITAL RESOURCES

This data should be read in conjunction with our Consolidated Statements of Cash Flows.

| (in millions) | Fiscal 2010 | Fiscal 2009 |
|---|---|---|
| Cash and cash equivalents | $ 749.9 | $ 999.5 |
| Short-term investments | $ 1,718.1 | $ 905.0 |
| Working capital | $ 2,148.0 | $ 1,629.1 |
| Stockholders' equity | $ 5,192.4 | $ 4,890.6 |

A summary of our cash flows is as follows:

| (in millions) | Fiscal 2010 | Fiscal 2009 | Fiscal 2008 |
|---|---|---|---|
| Net cash provided by operating activities | $ 1,113.0 | $ 1,117.8 | $ 1,280.7 |
| Net cash used for investing activities | (1,159.3) | (1,497.1) | (304.7) |
| Net cash (used for) provided by financing activities | (215.3) | 477.6 | (1,021.6) |
| Effect of foreign currency exchange rates on cash and cash equivalents | 12.0 | 14.7 | (14.4) |
| Net (decrease) increase in cash and cash equivalents | $ (249.6) | $ 113.0 | $ (60.0) |

Our primary source of cash is receipts from revenue. The primary uses of cash are payroll related expenses; general operating expenses including marketing, travel and office rent; and cost of product revenue. Other sources of cash are proceeds from the exercise of employee options and participation in ESPP. Another use of cash is our stock repurchase program, which is described below.

*Cash flows from operating activities*

For fiscal 2010, net cash provided by operating activities of $1.1 billion was primarily comprised of net income plus the net effect of non-cash items. The primary working capital sources of cash were net income coupled with increases in accrued expenses and deferred revenue. Accrued expenses increased primarily due to amounts due under our fiscal 2010 annual incentive plan and interest on our Notes both of which will be paid in the first quarter of fiscal 2011. During fiscal 2010, we made our first semi-annual interest payment associated with our Notes totaling $31.1 million. Increases in deferred revenue related primarily to activity from our acquisition of Omniture, the related renewal of calendar-year based contracts in addition to increases in maintenance and support orders and royalty revenue deferrals related to changes in customer billing terms.

The primary working capital uses of cash were increases in trade receivables, prepaid expenses and other current assets as well as decreases in taxes payable, accrued restructuring and trade payables. Trade receivables increased as a result of products shipped and billed during the latter half of the fourth quarter of fiscal 2010 as a result of the launch of Acrobat X and slower receivable payments pertaining to Omniture services. Increases in prepaid expenses and other current assets related primarily to higher valuations on our cash flow and balance sheet hedges due to the strengthening of the U.S. dollar. Income taxes payable decreased primarily due to payments of approximately $200.0 million for tax liabilities associated with the repatriation of undistributed foreign earnings as well as a $20.0 million settlement of an IRS exam in the fourth quarter of fiscal 2010. Accrued restructuring decreased primarily due to payments made related to the fiscal 2009 restructuring plan that was initiated in the fourth quarter of fiscal 2009 in addition to adjustments made to previously recorded estimates, offset in part by new charges.

For fiscal 2009, net cash provided by operating activities of $1.1 billion was primarily comprised of net income plus the net effect of non-cash expenses. The primary working capital sources of cash were net income coupled with decreases in trade receivables, prepaid expenses and other current assets and increases in income taxes payable. Trade receivables decreased primarily from CS4 revenue that was shipped in the latter half of the fourth quarter of fiscal 2008 and collected during the first quarter of fiscal 2009, in addition to lower overall gross revenue and improved collections.

The primary working capital uses of cash were decreases in accrued expenses, deferred revenue, trade payables and accrued restructuring. Accrued expenses decreased primarily due to payments for employee bonuses and commissions related to fiscal 2008. Decreases in deferred revenue related primarily to deferred revenue that was recognized in the first quarter of fiscal 2009 associated with our free of charge upgrades for CS4 and Adobe Photoshop Lightroom products, as well as declines in maintenance and support orders. Accrued restructuring decreased primarily due to payments related to the 2008 restructuring program that was initiated in the fourth quarter of fiscal 2008, offset in part by new charges related to our 2009 restructuring program and acquisition of Omniture.

For fiscal 2008, net cash provided by operating activities of $1.3 billion was primarily comprised of net income plus the net effect of non-cash expenses. The primary working capital sources of cash were increases in net income, deferred revenue, accrued restructuring and trade payables. Increases in deferred revenue related to maintenance and support and free of charge upgrade plan purchases which offset in part, decreases in deferred revenue related to royalties. Accrued restructuring costs increased due to the restructuring program initiated in the fourth quarter of fiscal 2008 offset in part by payments of facility costs during fiscal 2008 associated with the Macromedia acquisition. *See Note 11 of our Notes to Consolidated Financial Statements for information regarding our restructuring charges.*

The primary working capital uses of cash were increases in trade receivables and prepaid expenses and other current assets coupled with decreases in income taxes payable and accrued expenses. Trade receivables increased primarily as a result of high sales of our CS4 family of products at the end of fiscal 2008. Income taxes payable decreased primarily due to payments made as the result of the completion of a U.S. income tax examination covering our fiscal years 2001 through 2004. Accrued expenses decreased primarily due to payments for employee bonuses and profit sharing offset in part by increases in royalty accruals and charitable contributions.

*Cash flows from investing activities*

For fiscal 2010, net cash used for investing activities of $1.2 billion was primarily due to purchases of short-term investments, offset in part by maturities and sales of short-term investments. Other uses of cash during fiscal 2010 represented purchases of property and equipment and long-term investments and other assets and the acquisition of Day. These uses of cash were offset in part by proceeds from the sale of equipment under our sale lease-back transaction and the sale of long-term investments and other assets. *See Note 16 of our Notes to Consolidated Financial Statements for information regarding our sale lease-back transaction.*

For fiscal 2009, net cash used for investing activities of $1.5 billion was primarily due to the acquisition of Omniture, purchases of short-term investments and property and equipment, offset in part by maturities and sales of short-term investments. Purchases of long-term investments and other assets during fiscal 2009 were less than fiscal 2008 primarily due to $56.0 million paid in the third quarter of fiscal 2008 for future licensing rights acquired through certain technology licensing arrangements which did not recur in fiscal 2009.

For fiscal 2008, net cash used for investing activities of $304.7 million was primarily due to purchases of short-term investments offset in part by maturities and sales of short-term investments. Other uses of cash during fiscal 2008 represented purchases of property and equipment, long-term investments and other assets and one business combination offset in part by proceeds from the sale of other investments in equity securities. The uses associated with the purchase of long-term investments and other assets related primarily to cash paid for future licensing rights acquired through certain technology licensing arrangements totaling $56.0 million in fiscal 2008.

*Cash flows from financing activities*

In February 2010, we issued $600.0 million of 3.25% senior notes due February 1, 2015 and $900.0 million of 4.75% senior notes due February 1, 2020. Our proceeds were approximately $1.5 billion and were net of an issuance discount of $6.6 million. The Notes rank equally with our other unsecured and unsubordinated indebtedness. In addition, we incurred issuance costs of approximately $10.7 million. Both the discount and issuance costs are being amortized to interest expense over the respective terms of the Notes using the effective interest method. Interest is payable semi-annually, in arrears, on February 1 and August 1, commencing on August 1, 2010. The proceeds from this offering are available for general corporate purposes. As of December 3, 2010, the amount outstanding under the Notes was $1.5 billion, which is included in long-term liabilities on our Consolidated Balance Sheets. *See Note 17 of our Notes to Consolidated Financial Statements for more detailed information.*

On February 1, 2010, we used $1.0 billion of the proceeds from the Notes offering to pay the outstanding balance on our credit facility, and as of December 3, 2010, this facility has no outstanding balance. We are in compliance with all of our covenants under our credit facility and the entire $1.0 billion credit line remains available for borrowing.

Net cash from financing activities changed from cash provided for in fiscal 2009 of $477.6 million to cash used in fiscal 2010 of $215.3 million, primarily due to payment of the outstanding balance on our credit facility and treasury stock repurchases offset in part by proceeds from our Notes and treasury stock issuances. *See sections entitled "Stock Repurchase Program I" and "Stock Repurchase Program II" discussed below.*

Net cash from financing activities changed from cash used in fiscal 2008 of $1.0 billion to cash provided for in fiscal 2009 of $477.6 million, primarily due to additional borrowing under our credit agreement of $650.0 million and lower purchases of treasury stock, offset in part by proceeds related to the issuance of treasury stock. *See sections entitled "Stock Repurchase Program I" and "Stock Repurchase Program II" discussed below.*

We expect to continue our investing activities, including short-term and long-term investments, venture capital, facilities expansion and purchases of computer systems for research and development, sales and marketing, product support and administrative staff. Furthermore, cash reserves may be used to repurchase stock under our stock repurchase program and to strategically acquire companies, products or technologies that are complementary to our business.

**Acquisition of Day**

On October 28, 2010, we completed our acquisition of Day, a provider of WCM solutions that leading global enterprises rely on for Web 2.0 content application and content infrastructure, based in Basel, Switzerland and Boston, Massachusetts. Under the terms of the agreement, we completed our public tender offer to acquire all of the publicly held registered shares of Day for 139 Swiss Francs per share in cash in a transaction valued at approximately $248.3 million on a fully diluted equity-value basis. In order to hedge the economic exposure related to this acquisition, we entered into a forward contract to purchase 254.7 million Swiss Francs for $242.5 million U.S. dollars that matured near the closing date of the acquisition. Upon maturity of the forward contract, we recorded a $20.8 million gain to interest and other income (expense), net. This forward contract is accounted for as a separate transaction apart from the acquisition. Following the closing, we integrated Day as a product line within our Enterprise segment for financial reporting purposes.

**Restructuring**

During the past several years, we have initiated various restructuring plans. Currently, we have the following four active restructuring plans, two of which were the result of large acquisitions:

- Fiscal 2009 Restructuring Plan
- Fiscal 2008 Restructuring Plan
- Omniture Restructuring Plan
- Macromedia Restructuring Plan

During fiscal 2010, we have accrued total restructuring charges of approximately $16.4 million of which approximately $2.6 million related to ongoing termination benefits and contract terminations which are expected to be paid during the first quarter of fiscal 2011. The remaining $13.8 million related to the cost of closing redundant facilities and are expected to be paid under contract through fiscal 2021 of which over 70% will be paid through 2013. During fiscal 2010, we made payments related to the above restructuring plans totaling approximately $49.9 million which consisted of approximately $42.3 million related to termination benefits and contract terminations and approximately $7.6 million related to the cost of closing redundant facilities.

During fiscal 2009, we accrued total restructuring charges of approximately $44.7 million of which approximately $31.0 million related to ongoing termination benefits and contract terminations which were substantially paid during fiscal 2010. The remaining $13.7 million related to the cost of closing redundant facilities that are expected to be paid through 2013. During fiscal 2009, we made payments related to the above restructuring plans totaling approximately $49.7 million which consisted of approximately $37.6 million related to termination benefits and contract terminations and approximately $12.1 million related to the cost of closing redundant facilities.

**Other Liquidity and Capital Resources Considerations**

Our existing cash, cash equivalents and investment balances may fluctuate during fiscal 2011 due to changes in our planned cash outlay, including changes in incremental costs such as direct and integration costs related to our acquisitions. Cash from operations could also be affected by various risks and uncertainties, including, but not limited to the risks detailed in Part I, Item 1A titled "Risk Factors." However, based on our current business plan and revenue prospects, we believe that our existing balances, our anticipated cash flows from operations and our available credit facility will be sufficient to meet our working capital and operating resource expenditure requirements for the next twelve months.

As of December 3, 2010, the amount outstanding under the Notes was $1.5 billion. On February 1, 2010, we used $1.0 billion of the proceeds from this offering to pay the outstanding balance on our credit facility. The remainder of the proceeds from the Notes are available for general corporate purposes. There is no outstanding balance under our credit facility and the entire $1.0 billion credit line remains available for borrowing.

We use professional investment management firms to manage a large portion of our invested cash. External investment firms managed, on average, 79% of our consolidated invested balances during the fourth quarter of fiscal 2010. The fixed income portfolio is primarily invested in U.S. Treasury securities, U.S. agency securities, municipal securities, corporate bonds and foreign government securities.

**Stock Repurchase Program I**

To facilitate our stock repurchase program, designed to return value to our stockholders and minimize dilution from stock issuances, we repurchase shares in the open market and also enter into structured repurchases with third-parties.

Authorization to repurchase shares to cover on-going dilution was not subject to expiration. However, this repurchase program was limited to covering net dilution from stock issuances and was subject to business conditions and cash flow requirements as determined by our Board of Directors from time to time.

During the third quarter of fiscal 2010, our Board of Directors approved an amendment to our stock repurchase program authorized in April 2007 from a non-expiring share-based authority to a time-constrained dollar-based authority. As part of this amendment, the Board of Directors granted authority to repurchase up to $1.6 billion in common stock through the end of fiscal 2012. This amended program did not affect the $250.0 million structured stock repurchase agreement entered into during March 2010. As of December 3, 2010, no prepayments remain under that agreement.

During fiscal 2010, 2009 and 2008 we entered into several structured repurchase agreements with large financial institutions, whereupon we provided the financial institutions with prepayments of $850.0 million, $350.0 million and $525.0 million, respectively. Of the $850.0 million of prepayments during fiscal 2010, $250.0 million was under the stock repurchase program prior to the program amendment and the remaining $600.0 million was under the amended $1.6 billion time-constrained dollar-based authority. We entered into these agreements in order to take advantage of repurchasing shares at a guaranteed discount to the Volume Weighted Average Price ("VWAP") of our common stock over a specified period of time. We only enter into such transactions when the discount that we receive is higher than the foregone return on our cash prepayments to the financial institutions. There were no explicit commissions or fees on these structured repurchases. Under the terms of the agreements, there is no requirement for the financial institutions to return any portion of the prepayment to us.

The financial institutions agree to deliver shares to us at monthly intervals during the contract term. The parameters used to calculate the number of shares deliverable are: the total notional amount of the contract, the number of trading days in the contract, the number of trading days in the interval, and the average VWAP of our stock during the interval less the agreed upon discount. During fiscal 2010, we repurchased approximately 31.2 million shares at an average price of $29.19 through structured repurchase agreements entered into during fiscal 2009 and fiscal 2010. During fiscal 2009, we repurchased approximately 15.2 million shares at an average price per share of $27.89 through structured repurchase agreements entered into during fiscal 2008 and fiscal 2009. During fiscal 2008, we repurchased 22.4 million shares at an average price of $36.26 through structured repurchase agreements which included prepayments from fiscal 2007.

During fiscal 2008, we also repurchased 3.6 million shares at an average price of $36.41 in open market transactions.

For fiscal 2010, 2009 and 2008, the prepayments were classified as treasury stock on our Consolidated Balance Sheets at the payment date, though only shares physically delivered to us by December 3, 2010, November 27, 2009 and November 28, 2008 were excluded from the computation of earnings per share. As of December 3, 2010, no prepayments remained under the agreements. As of November 27, 2009, approximately $59.9 million of prepayments remained under the agreements.

Subsequent to December 3, 2010, as part of our $1.6 billion stock repurchase program, we entered into a structured stock repurchase agreement with a large financial institution whereupon we provided them with a prepayment of $125.0 million. This amount will be classified as treasury stock on our Consolidated Balance Sheets. Upon completion of the $125.0 million stock repurchase agreement, $875.0 million remains under our time-constrained dollar-based authority. *See Note 14 and 21 of our Notes to Consolidated Financial Statements for further discussion of our stock repurchase programs.*

*See Item 5, Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities for share repurchases during the quarter ended December 3, 2010.*

### Stock Repurchase Program II

Under this stock repurchase program, we had authorization to repurchase an aggregate of 50.0 million shares of our common stock. From the inception of the 50.0 million share authorization under this program, we provided prepayments of $1.9 billion under structured share repurchase agreements to large financial institutions. During the third quarter of fiscal 2008, the remaining authorized number of shares were repurchased.

During fiscal 2008, we provided prepayments of $1.0 billion and repurchased 31.9 million shares under these structured agreements at an average price of $37.15. During fiscal 2008, we also repurchased 0.5 million shares at an average price of $39.79 in open market transactions.

### Summary of Stock Repurchases for fiscal 2010, 2009 and 2008

**(in thousands, except average amounts)**

| Board Approval Date | Repurchases Under the Plan | 2010 | | 2009 | | 2008 | |
|---|---|---|---|---|---|---|---|
| | | Shares | Average | Shares | Average | Shares | Average |
| December 1997 | From employees[1] | 1 | $ 35.66 | 1 | $ 24.00 | 5 | $ 34.89 |
| | Open market | — | $ — | — | $ — | 3,554 | $ 36.41 |
| | Structured repurchases[2] | 9,358 | $ 33.11 | 15,231 | $ 27.89 | 22,418 | $ 36.26 |
| April 2007 | Structured repurchases[2] | — | $ — | — | $ — | 31,859 | $ 37.15 |
| | Open market | — | $ — | — | $ — | 456 | $ 39.79 |
| June 2010 | Structured repurchases[2] | 21,807 | $ 27.51 | — | $ — | — | $ — |
| Total shares | | 31,166 | $ 29.19 | 15,232 | $ 27.89 | 58,292 | $ 36.79 |
| Total cost | | $ 909,900 | | $ 424,851 | | $ 2,144,400 | |

(1) The repurchases from employees represent shares cancelled when surrendered in lieu of cash payments for the option exercise price or withholding taxes due.

(2) Stock repurchase agreements executed with large financial institutions. See "Stock Repurchase Program I" and "Stock Repurchase Program II" above.

### Off-Balance Sheet Arrangements and Aggregate Contractual Obligations

Our principal commitments as of December 3, 2010 consist of obligations under operating leases, capital leases, royalty agreements and various service agreements. *See Note 16 of our Notes to Consolidated Financial Statements for additional information regarding our contractual commitments.*

*Contractual Obligations*

The following table summarizes our contractual obligations as of December 3, 2010 (in millions):

| | Payment Due by Period | | | | |
|---|---|---|---|---|---|
| | Total | Less than 1 year | 1-3 years | 3-5 years | More than 5 years |
| Notes | $ 1,993.9 | $ 62.3 | $ 124.5 | $ 714.8 | $ 1,092.3 |
| Operating leases | 273.8 | 61.7 | 85.6 | 45.5 | 81.0 |
| Capital lease obligations | 30.6 | 9.9 | 19.9 | 0.8 | — |
| Purchase obligations | 214.5 | 175.1 | 16.0 | 8.3 | 15.1 |
| Total | $ 2,512.8 | $ 309.0 | $ 246.0 | $ 769.4 | $ 1,188.4 |

In February 2010, we issued $600.0 million of 3.25% senior notes due February 1, 2015 and $900.0 million of 4.75% senior notes due February 1, 2020. As of November 27, 2009, we had an outstanding credit facility of $1.0 billion which we repaid on February 1, 2010 using the proceeds from the Notes. Interest on the Notes is payable semi-annually, in arrears on February 1 and August 1, commencing on August 1, 2010. In August 2010, we made our first semi-annual interest of $31.1 million.

In June 2010, we entered into a sale-leaseback agreement to sell equipment totaling $32.2 million and leaseback the same equipment over a period of 43 months. This transaction was classified as a capital lease obligation and recorded at fair value.

Our credit facility contains a financial covenant requiring us not to exceed a certain maximum leverage ratio. Our leases for the East and West Towers and the Almaden Tower are both subject to standard covenants including certain financial ratios as defined in the lease agreements that are reported to the lessors quarterly. As of December 3, 2010, we were in compliance with all of our covenants. Our Notes do not contain any financial covenants. We believe these covenants will not impact our credit or cash in the coming fiscal year or restrict our ability to execute our business plan.

Under the terms of our credit agreement and lease agreements, we are not prohibited from paying cash dividends unless payment would trigger an event of default or one currently exists.

The gross liability for unrecognized tax benefits at December 3, 2010 was $156.9 million, exclusive of interest and penalties.

The timing of the resolution of income tax examinations is highly uncertain as are the amounts and timing of tax payments that are part of any audit settlement process. These events could cause large fluctuations in the balance sheet classification of current and non-current assets and liabilities. We believe that before the end of fiscal 2011, it is reasonably possible that either certain audits will conclude or statutes of limitations on certain income tax examination periods will expire, or both. Given the uncertainties described above, we can only determine a range of estimated potential decreases in underlying unrecognized tax benefits ranging from $0 to approximately $5 million.

*Royalties*

We have certain royalty commitments associated with the shipment and licensing of certain products. Royalty expense is generally based on a dollar amount per unit shipped or a percentage of the underlying revenue.

*Guarantees*

The lease agreements for our corporate headquarters provide for residual value guarantees. The fair value of a residual value guarantee in lease agreements entered into after December 31, 2002, must be recognized as a liability on our Consolidated Balance Sheets. As such, we recognized $5.2 million and $3.0 million in liabilities, related to the extended East and West Towers and Almaden Tower leases, respectively. These liabilities are recorded in other long-term liabilities with the offsetting entry recorded as prepaid rent in other assets. The balance will be amortized to our Consolidated Statements of Income over the life of the leases. As of December 3, 2010 and November 27, 2009, the unamortized portion of the fair value of the residual value guarantees remaining in other long-term liabilities and prepaid rent was $0.7 million and $1.3 million, respectively.

*Indemnifications*

In the normal course of business, we provide indemnifications of varying scope to customers against claims of intellectual property infringement made by third parties arising from the use of our products. Historically, costs related to these indemnification provisions have not been significant and we are unable to estimate the maximum potential impact of these indemnification provisions on our future results of operations.

To the extent permitted under Delaware law, we have agreements whereby we indemnify our directors and officers for certain events or occurrences while the director or officer is, or was serving, at our request in such capacity. The indemnification period covers all pertinent events and occurrences during the director's or officer's lifetime. The maximum potential amount of future payments we could be required to make under these indemnification agreements is unlimited; however, we have director and officer insurance coverage that limits our exposure and enables us to recover a portion of any future amounts paid. We believe the estimated fair value of these indemnification agreements in excess of applicable insurance coverage is minimal.

During fiscal 2010, our limited partnership interest in Adobe Ventures was dissolved and all remaining assets were distributed to the partners. As part of this limited partnership interest, we provided a general indemnification to Granite Ventures, an independent venture capital firm and sole general partner of Adobe Ventures, for certain events or occurrences while Granite Ventures was serving at our request in such capacity provided that Granite Ventures acted in good faith on behalf of the partnership.

## ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

All market risk sensitive instruments were entered into for non-trading purposes.

### Foreign Currency Risk

*Foreign Currency Hedging Instruments*

In countries outside the U.S., we transact business in U.S. dollars and various other currencies. Transactions denominated in Euro, Yen and British Pounds subject to exposure from movements in exchange rates. We hedge our net recognized foreign currency assets and liabilities with foreign exchange forward contracts to reduce the risk that our earnings and cash flows will be adversely affected by changes in exchange rates. We may use foreign exchange option or forward contracts for Euro- , Yen-, or British Pound-denominated revenue.

In fiscal 2010, 2009 and 2008, our revenue exposures were 542.9 million Euro, 504.3 million Euro and 628.2 million Euro, respectively. In fiscal 2010, 2009 and 2008, our revenue exposures were 35.6 billion Yen, 30.3 billion Yen and 36.8 billion Yen, respectively. We began hedging British Pound transactions in 2010. Revenue exposures were 123.9 million British Pounds for fiscal 2010.

Our European operating expenses are primarily in Euro and our Japanese operating expenses are in Yen, which mitigates a portion of the exposure related to Euro and Yen denominated product revenue. In addition, we hedge firmly committed transactions using forward contracts. These contracts do subject us to risk of accounting gains and losses; however, the gains and losses on these contracts largely offset gains and losses on the assets, liabilities and transactions being hedged. We also hedge a percentage of forecasted international revenue with purchased option contracts and forward contracts. Our revenue hedging policy is intended to help mitigate the impact on our forecasted revenue due to foreign currency exchange rate movements. As of December 3, 2010, the total absolute value of outstanding contracts was $1,035.8 million which included the notional equivalent of $570.1 million in Euro, $222.6 million in Yen and $243.1 million in other foreign currencies. These hedges are foreign currency forward exchange contracts which hedged our balance sheet exposures and purchased put option contracts which hedged our forecasted revenue. As of December 3, 2010, all contracts were set to expire at various times through June 2011. The bank counterparties in these contracts expose us to credit-related losses in the event of their nonperformance. However, to mitigate that risk, we only contract with counterparties who meet our minimum requirements under our counterparty risk assessment process. In addition, our hedging policy establishes maximum limits for each counterparty.

In addition, we also have long-term investment exposures consisting of the capitalization and retained earnings in our non-USD functional currency foreign subsidiaries. As of December 3, 2010 and November 27, 2009, this long-term investment exposure totaled a notional equivalent of $387.6 million and $228.8 million, respectively. At this time, we do not hedge these long-term investment exposures.

*Economic Hedging—Hedges of Forecasted Transactions*

We may use foreign exchange option contracts or forward contracts to hedge certain operational ("cash flow") exposures resulting from changes in foreign currency exchange rates. These foreign exchange contracts, carried at fair value, may have maturities between one and twelve months. Such cash flow exposures result from portions of our forecasted revenue denominated in currencies other than the U.S. dollar, primarily the Euro, Yen, and British Pound. We enter into these foreign exchange contracts to hedge forecasted product licensing revenue in the normal course of business and accordingly, they are not speculative in nature.

We record changes in the intrinsic value of these cash flow hedges in accumulated other comprehensive income, until the forecasted transaction occurs. When the forecasted transaction occurs, we reclassify the related gain or loss on the cash flow hedge to revenue. In the event the underlying forecasted transaction does not occur, or it becomes probable that it will not occur, we reclassify the gain or loss on the related cash flow hedge from accumulated other comprehensive income to interest and other income, net on our Consolidated Statements of Income at that time. For the fiscal year ended December 3, 2010, there were no such net gains or losses recognized in other income relating to hedges of forecasted transactions that did not occur.

*See Note 5 of our Notes to Consolidated Financial Statements for information regarding our hedging activities.*

*Balance Sheet Hedging—Hedging of Foreign Currency Assets and Liabilities*

We hedge our net recognized foreign currency assets and liabilities with foreign exchange forward contracts to reduce the risk that our earnings and cash flows will be adversely affected by changes in foreign currency exchange rates. These derivative instruments hedge assets and liabilities that are denominated in foreign currencies and are carried at fair value with changes in the fair value recorded as interest and other income, net. These derivative instruments do not subject us to material balance sheet risk due to exchange rate movements because gains and losses on these derivatives are intended to offset gains and losses on the assets and liabilities being hedged. At December 3, 2010, the outstanding balance sheet hedging derivatives had maturities of 90 days or less.

A sensitivity analysis was performed on all of our foreign exchange derivatives as of December 3, 2010. This sensitivity analysis was based on a modeling technique that measures the hypothetical market value resulting from a 10% shift in the value of exchange rates relative to the U.S. dollar. For option contracts, the Black-Scholes equation model was used. For forward contracts, duration modeling was used where hypothetical changes are made to the spot rates of the currency. A 10% increase in the value of the U.S. dollar (and a corresponding decrease in the value of the hedged foreign currency asset) would lead to an increase in the fair value of our financial hedging instruments by $56.2 million. Conversely, a 10% decrease in the value of the U.S. dollar would result in a decrease in the fair value of these financial instruments by $39.5 million.

We do not use derivative financial instruments for speculative trading purposes, nor do we hedge our foreign currency exposure in a manner that entirely offsets the effects of changes in foreign exchange rates.

As a general rule, we do not use financial instruments to hedge local currency denominated operating expenses in countries where a natural hedge exists. For example, in many countries, revenue from the local currency product licenses substantially offsets the local currency denominated operating expenses. We assess the need to utilize financial instruments to hedge currency exposures, primarily related to operating expenses, on an ongoing basis.

We regularly review our hedging program and may as part of this review determine to change our hedging program.

*See Note 5 of our Notes to Consolidated Financial Statements for information regarding our hedging activities.*

**Interest Rate Risk**

*Short-Term Investments and Fixed Income Securities*

At December 3, 2010, we had debt securities classified as short-term investments of $1,706.9 million. Changes in interest rates could adversely affect the market value of these investments. The following table separates these investments, based on stated maturities, to show the approximate exposure to interest rates (in millions):

| | | |
|---|---|---|
| Due within one year | $ | 625.4 |
| Due within two years | | 523.2 |
| Due within three years | | 446.3 |
| Due after three years | | 112.0 |
| Total | $ | 1,706.9 |

A sensitivity analysis was performed on our investment portfolio as of December 3, 2010. The analysis is based on an estimate of the hypothetical changes in market value of the portfolio that would result from an immediate parallel shift in the yield curve of various magnitudes.

The following tables present the hypothetical fair values of our debt securities classified as short-term investments assuming immediate parallel shifts in the yield curve of 50 basis points ("BPS"), 100 BPS and 150 BPS. The analysis is shown as of December 3, 2010 and November 27, 2009 (dollars in millions):

| -150 BPS | -100 BPS | -50 BPS | Fair Value 12/3/2010 | +50 BPS | +100 BPS | +150 BPS |
|---|---|---|---|---|---|---|
| 1,730.2 | 1,726.4 | 1,718.9 | 1,706.9 | 1,694.7 | 1,682.6 | 1,670.6 |

| -150 BPS | -100 BPS | -50 BPS | Fair Value 11/27/2009 | +50 BPS | +100 BPS | +150 BPS |
|---|---|---|---|---|---|---|
| 910.8 | 909.2 | 905.4 | 900.0 | 893.9 | 888.0 | 882.2 |

**Other Market Risk**

*Privately Held Long-Term Investments*

The privately held companies in which we invest, can still be considered in the start-up or development stages which are inherently risky. The technologies or products these companies have under development are typically in the early stages and may never materialize, which could result in a loss of a substantial part of our initial investment in these companies. The evaluation of privately held companies is based on information that we request from these companies which is not subject to the same disclosure regulations as U.S. publicly traded companies and as such, the basis for these evaluations is subject to the timing and accuracy of the data received from these companies.

*See Note 4 and Note 8 of our Notes to Consolidated Financial Statements for information regarding our limited partnership interest in Adobe Ventures.*

*Short-Term Investments and Marketable Equity Securities*

We are exposed to equity price risk on our portfolio of marketable equity securities. As of December 3, 2010, our total equity holdings in publicly traded companies were valued at $11.2 million compared to $5.0 million at November 27, 2009. The increase was primarily due to the change in the fair value of our equity holdings during fiscal 2010.

The following table represents the potential decrease in fair values of our marketable equity securities as of December 3, 2010, that are sensitive to changes in the stock market. Fair value deteriorations of 50%, 35% and 15% were selected for illustrative purposes because none is more likely to occur than another.

| (in millions) | 50% | 35% | 15% |
|---|---|---|---|
| Marketable equity securities | $ (5.6) | $ (3.9) | $ (1.7) |

## ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

### INDEX TO CONSOLIDATED FINANCIAL STATEMENTS



All financial statement schedules have been omitted, since the required information is not applicable or is not present in amounts sufficient to require submission of the schedule, or because the information required is included in the Consolidated Financial Statements and Notes thereto.

**ADOBE SYSTEMS INCORPORATED**

**CONSOLIDATED BALANCE SHEETS**

**(In thousands, except par value)**

| | December 3, 2010 | November 27, 2009 |
|---|---|---|
| **ASSETS** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 749,891 | $ 999,487 |
| Short-term investments | 1,718,124 | 904,986 |
| Trade receivables, net of allowances for doubtful accounts of $15,233 and $15,225, respectively | 554,328 | 410,879 |
| Deferred income taxes | 83,247 | 77,417 |
| Prepaid expenses and other current assets | 110,460 | 80,855 |
| Total current assets | 3,216,050 | 2,473,624 |
| Property and equipment, net | 448,881 | 388,132 |
| Goodwill | 3,641,844 | 3,494,589 |
| Purchased and other intangibles, net | 457,263 | 527,388 |
| Investment in lease receivable | 207,239 | 207,239 |
| Other assets | 169,871 | 191,265 |
| Total assets | $ 8,141,148 | $ 7,282,237 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| Current liabilities: | | |
| Trade payables | $ 52,432 | $ 58,904 |
| Accrued expenses | 564,275 | 419,646 |
| Capital lease obligations, current | 8,799 | — |
| Accrued restructuring | 8,119 | 37,793 |
| Income taxes payable | 53,715 | 46,634 |
| Deferred revenue | 380,748 | 281,576 |
| Total current liabilities | 1,068,088 | 844,553 |
| Long-term liabilities: | | |
| Debt and capital lease obligations, non-current | 1,513,662 | 1,000,000 |
| Deferred revenue | 48,929 | 36,717 |
| Accrued restructuring | 8,254 | 6,921 |
| Income taxes payable | 164,713 | 223,528 |
| Deferred income taxes | 103,098 | 252,486 |
| Other liabilities | 42,017 | 27,464 |
| Total liabilities | 2,948,761 | 2,391,669 |
| Commitments and contingencies | | |
| Stockholders' equity: | | |
| Preferred stock, $0.0001 par value; 2,000 shares authorized; none issued | — | — |
| Common stock, $0.0001 par value; 900,000 shares authorized; 600,834 shares issued; 501,897 and 522,657 shares outstanding, respectively | 61 | 61 |
| Additional paid-in-capital | 2,458,278 | 2,390,061 |
| Retained earnings | 5,980,914 | 5,299,914 |
| Accumulated other comprehensive income | 17,428 | 24,446 |
| Treasury stock, at cost (98,937 and 78,177 shares, respectively), net of re-issuances | (3,264,294) | (2,823,914) |
| Total stockholders' equity | 5,192,387 | 4,890,568 |
| Total liabilities and stockholders' equity | $ 8,141,148 | $ 7,282,237 |

*See accompanying Notes to Consolidated Financial Statements.*

# ADOBE SYSTEMS INCORPORATED

## CONSOLIDATED STATEMENTS OF INCOME

**(In thousands, except per share data)**

| | Years Ended | | |
|---|---|---|---|
| | December 3, 2010 | November 27, 2009 | November 28, 2008 |
| Revenue: | | | |
| Products | $ 3,159,161 | $ 2,684,789 | $ 3,354,554 |
| Subscription | 386,805 | 74,602 | 41,988 |
| Services and support | 254,034 | 186,462 | 183,347 |
| Total revenue | 3,800,000 | 2,945,853 | 3,579,889 |
| Cost of revenue: | | | |
| Products | 127,453 | 180,611 | 243,180 |
| Subscription | 195,595 | 48,286 | 23,209 |
| Services and support | 80,454 | 67,835 | 96,241 |
| Total cost of revenue | 403,502 | 296,732 | 362,630 |
| Gross profit | 3,396,498 | 2,649,121 | 3,217,259 |
| Operating expenses: | | | |
| Research and development | 680,332 | 565,141 | 662,057 |
| Sales and marketing | 1,244,197 | 981,903 | 1,089,341 |
| General and administrative | 383,499 | 298,749 | 337,291 |
| Restructuring charges | 23,266 | 41,260 | 32,053 |
| Amortization of purchased intangibles and incomplete technology | 72,130 | 71,555 | 68,246 |
| Total operating expenses | 2,403,424 | 1,958,608 | 2,188,988 |
| Operating income | 993,074 | 690,513 | 1,028,271 |
| Non-operating income (expense): | | | |
| Interest and other income (expense), net | 13,139 | 31,380 | 43,847 |
| Interest expense | (56,952) | (3,407) | (10,019) |
| Investment gains (losses), net | (6,110) | (16,966) | 16,409 |
| Total non-operating income (expense), net | (49,923) | 11,007 | 50,237 |
| Income before income taxes | 943,151 | 701,520 | 1,078,508 |
| Provision for income taxes | 168,471 | 315,012 | 206,694 |
| Net income | $ 774,680 | $ 386,508 | $ 871,814 |
| Basic net income per share | $ 1.49 | $ 0.74 | $ 1.62 |
| Shares used to compute basic income per share | 519,045 | 524,470 | 539,373 |
| Diluted net income per share | $ 1.47 | $ 0.73 | $ 1.59 |
| Shares used to compute diluted income per share | 525,824 | 530,610 | 548,553 |

*See accompanying Notes to Consolidated Financial Statements.*

## ADOBE SYSTEMS INCORPORATED

## CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

### (In thousands)

| | Common Stock | | Additional Paid-In | Retained | Accumulated Other Comprehensive | Treasury Stock | | |
|---|---|---|---|---|---|---|---|---|
| | Shares | Amount | Capital | Earnings | Income | Shares | Amount | Total |
| Balances at November 30, 2007 | 600,834 | $ 61 | $ 2,340,969 | $ 4,041,592 | $ 27,948 | (29,425) | $ (1,760,588) | $ 4,649,982 |
| Comprehensive income: | | | | | | | | |
| Net income | — | — | — | 871,814 | — | — | — | 871,814 |
| Other comprehensive income (loss), net of taxes (Note 14) | — | — | — | — | 29,274 | — | — | 29,274 |
| Total comprehensive income, net of taxes | — | — | — | — | — | — | — | 901,088 |
| Re-issuance of treasury stock under stock compensation plans | — | — | (206,984) | — | — | 12,994 | 526,149 | 319,165 |
| Tax benefit from employee stock option plans | — | — | 90,360 | — | — | — | — | 90,360 |
| Purchase of treasury stock | — | — | — | — | — | (58,292) | (1,722,715) | (1,722,715) |
| Stock-based compensation | — | — | 172,474 | — | — | — | — | 172,474 |
| Balances at November 28, 2008 | 600,834 | $ 61 | $ 2,396,819 | $ 4,913,406 | $ 57,222 | (74,723) | $ (2,957,154) | $ 4,410,354 |
| Comprehensive income: | | | | | | | | |
| Net income | — | — | — | 386,508 | — | — | — | 386,508 |
| Other comprehensive income (loss), net of taxes (Note 14) | — | — | — | — | (32,776) | — | — | (32,776) |
| Total comprehensive income, net of taxes | — | — | — | — | — | — | — | 353,732 |
| Re-issuance of treasury stock under stock compensation plans | — | — | (303,688) | — | — | 11,777 | 483,254 | 179,566 |
| Tax benefit from employee stock option plans | — | — | 44,381 | — | — | — | — | 44,381 |
| Purchase of treasury stock | — | — | — | — | — | (15,231) | (350,014) | (350,014) |
| Equity awards assumed for acquisition | — | — | 84,968 | — | — | — | — | 84,968 |
| Stock-based compensation | — | — | 167,581 | — | — | — | — | 167,581 |
| Balances at November 27, 2009 | 600,834 | $ 61 | $ 2,390,061 | $ 5,299,914 | $ 24,446 | (78,177) | $ (2,823,914) | $ 4,890,568 |
| Comprehensive income: | | | | | | | | |
| Net income | — | — | — | 774,680 | — | — | — | 774,680 |
| Other comprehensive income (loss), net of taxes (Note 14) | — | — | — | — | (7,018) | — | — | (7,018) |
| Total comprehensive income, net of taxes | — | — | — | — | — | — | — | 767,662 |
| Re-issuance of treasury stock under stock compensation plans | — | — | (177,099) | (93,680) | — | 10,407 | 410,049 | 139,270 |
| Tax benefit from employee stock option plans | — | — | 11,107 | — | — | — | — | 11,107 |
| Purchase of treasury stock | — | — | — | — | — | (31,167) | (850,020) | (850,020) |
| Equity awards assumed for acquisition | — | — | 3,264 | — | — | — | — | 3,264 |
| Stock-based compensation | — | — | 230,945 | — | — | — | — | 230,945 |
| Value of shares in deferred compensation plan | — | — | — | — | — | — | (409) | (409) |
| Balances at December 3, 2010 | 600,834 | $ 61 | $ 2,458,278 | $ 5,980,914 | $ 17,428 | (98,937) | $ (3,264,294) | $ 5,192,387 |

*See accompanying Notes to Consolidated Financial Statements.*

## ADOBE SYSTEMS INCORPORATED

## CONSOLIDATED STATEMENTS OF CASH FLOWS

**(In thousands)**

| | Years Ended | | |
|---|---|---|---|
| | December 3, 2010 | November 27, 2009 | November 28, 2008 |
| Cash flows from operating activities: | | | |
| Net income | $ 774,680 | $ 386,508 | $ 871,814 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation, amortization and accretion | 292,738 | 282,423 | 270,269 |
| Stock-based compensation | 231,086 | 167,581 | 172,474 |
| Deferred income taxes | (172,329) | 49,590 | 46,584 |
| Unrealized losses (gains) on investments | 11,517 | 11,623 | (17,377) |
| Tax benefit from employee stock option plans | 11,107 | 44,381 | 90,360 |
| Other non-cash items | 3,262 | 3,315 | 4,784 |
| Excess tax benefits from stock-based compensation | (16,430) | (11,980) | (31,983) |
| Changes in operating assets and liabilities, net of acquired assets and assumed liabilities: | | | |
| Trade receivables, net | (134,276) | 172,287 | (153,386) |
| Prepaid expenses and other current assets | (39,963) | 21,814 | (5,584) |
| Trade payables | (10,092) | (13,601) | 14,078 |
| Accrued expenses | 127,814 | (52,179) | (13,904) |
| Accrued restructuring | (26,811) | (8,446) | 24,330 |
| Income taxes payable | (48,656) | 109,620 | (57,656) |
| Deferred revenue | 109,348 | (45,142) | 65,879 |
| Net cash provided by operating activities | 1,112,995 | 1,117,794 | 1,280,682 |
| Cash flows from investing activities: | | | |
| Purchases of short-term investments | (2,600,787) | (1,307,366) | (2,381,533) |
| Maturities of short-term investments | 643,614 | 464,031 | 1,568,874 |
| Proceeds from sales of short-term investments | 1,134,365 | 1,057,176 | 717,076 |
| Purchases of property and equipment | (169,642) | (119,592) | (111,792) |
| Proceeds from sale of property and equipment | 32,151 | — | — |
| Acquisitions, net of cash acquired | (193,281) | (1,582,669) | (3,584) |
| Purchases of long-term investments and other assets | (28,216) | (29,143) | (124,469) |
| Proceeds from sale of long-term investments | 20,351 | 17,696 | 30,747 |
| Other | 2,151 | 2,771 | — |
| Net cash used for investing activities | (1,159,294) | (1,497,096) | (304,681) |
| Cash flows from financing activities: | | | |
| Purchases of treasury stock | (850,020) | (350,013) | (1,722,715) |
| Proceeds from issuance of treasury stock | 139,270 | 179,566 | 319,165 |
| Excess tax benefits from stock-based compensation | 16,430 | 11,980 | 31,983 |
| Proceeds from debt | 1,493,439 | 650,000 | 800,000 |
| Repayment of debt and capital lease obligations | (1,003,719) | — | (450,000) |
| Repayment of acquired debt | — | (13,897) | — |
| Debt issuance costs | (10,662) | — | — |
| Net cash (used for) provided by financing activities | (215,262) | 477,636 | (1,021,567) |
| Effect of foreign currency exchange rates on cash and cash equivalents | 11,965 | 14,703 | (14,406) |
| Net (decrease) increase in cash and cash equivalents | (249,596) | 113,037 | (59,972) |
| Cash and cash equivalents at beginning of year | 999,487 | 886,450 | 946,422 |
| Cash and cash equivalents at end of year | $ 749,891 | $ 999,487 | $ 886,450 |
| Supplemental disclosures: | | | |
| Cash paid for income taxes, net of refunds | $ 389,114 | $ 105,158 | $ 126,299 |
| Cash paid for interest | $ 34,632 | $ 2,088 | $ 9,604 |
| Non-cash investing activities: | | | |
| Issuance of common stock and stock awards assumed in business acquisitions | $ 3,264 | $ 84,968 | $ — |
| Property and equipment acquired under capital leases | $ 32,151 | $ — | $ — |

*See accompanying Notes to Consolidated Financial Statements.*

## NOTE 1. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

*Operations*

Founded in 1982, Adobe Systems Incorporated is one of the largest and most diversified software companies in the world. We offer a line of creative, business, Web and mobile software and services used by creative professionals, knowledge workers, developers, marketers, enterprises and consumers for creating, managing, delivering, optimizing and engaging with compelling content and experiences across multiple operating systems, devices and media. We distribute our products through a network of distributors, value-added resellers ("VARs"), systems integrators, independent software vendors ("ISVs") and original equipment manufacturers ("OEMs"). We also market and license our software directly to enterprise customers through our sales force and to end users and through our own Website at www.adobe.com. In addition, we license our technology to hardware manufacturers, software developers and service providers, and provide some of our solutions via Software as a Service ("SaaS"), also known as hosted or "cloud-based" offerings. Our software runs on personal computers ("PC") and server-based computers, as well as various non-PC and mobile devices, depending on the product. We have operations in the Americas, Europe, Middle East and Africa ("EMEA") and Asia.

*Basis of Presentation*

The accompanying Consolidated Financial Statements include those of Adobe and its subsidiaries, after elimination of all intercompany accounts and transactions. We have prepared the accompanying Consolidated Financial Statements in accordance with accounting principles generally accepted in the United States of America ("GAAP") and pursuant to the rules and regulations of the Securities and Exchange Commission (the "SEC").

*Use of Estimates*

In preparation of consolidated financial statements and related disclosures in conformity with GAAP and pursuant to the rules and regulations of the SEC, we must make estimates and judgments that affect the amounts reported in the Consolidated Financial Statements and accompanying notes. Estimates are used for, but not limited to sales allowances and programs, bad debts, stock-based compensation, determining the fair value of acquired assets and assumed liabilities, excess inventory and purchase commitments, restructuring costs, facilities lease losses, impairment of goodwill and intangible assets, litigation, income taxes and investments. Actual results may differ materially from these estimates.

*Fiscal Year*

Our fiscal year is a 52- or 53-week year that ends on the Friday closest to November 30. Fiscal 2010 is a 53-week year compared with fiscal years 2009 and 2008 which were 52-week years.

*Reclassification*

Certain immaterial prior year amounts have been reclassified to conform to current year presentation in the Consolidated Statements of Cash Flows.

**Significant Accounting Policies**

*Revenue Recognition*

Our revenue is derived from the licensing of software products, associated software maintenance and support plans, custom software development and consulting services and training. To a lesser extent our revenue includes non-software related hosting services, custom hosting development and consulting services, and technical support and training for hosting services.

We recognize revenue when all four revenue recognition criteria have been met: persuasive evidence of an arrangement exists, we have delivered the product or performed the service, the fee is fixed or determinable and collection is probable. Determining whether and when some of these criteria have been satisfied often involves assumptions and judgments that can have a significant impact on the timing and amount of revenue we report.

Multiple Element Arrangements

We enter into multiple element revenue arrangements in which a customer may purchase a combination of software, upgrades, maintenance and support, hosting services, and consulting.

For our software and software related multiple element arrangements, we must: (1) determine whether and when each element has been delivered; (2) determine whether undelivered products or services are essential to the functionality of the delivered products and services; (3) determine the fair value of each element using vendor-specific objective evidence ("VSOE"), and (4) allocate the total price among the various elements. VSOE of fair value is used to allocate a portion of the price to the undelivered elements and the residual method is used to allocate the remaining portion to the delivered elements. Absent VSOE, revenue is deferred until the earlier of the point at which VSOE of fair value exists for any undelivered element or until all elements of the arrangement have been delivered. However, if the only undelivered element is maintenance and support, the entire arrangement fee is recognized ratably over the performance period. Changes in assumptions or judgments or changes to the elements in a software arrangement could cause a material increase or decrease in the amount of revenue that we report in a particular period.

In October 2009, the Financial Accounting Standards Board ("FASB") amended the accounting standards for certain multiple deliverable revenue arrangements to:

- provide updated guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated, and how the consideration should be allocated;
- require an entity to allocate revenue in an arrangement using the best estimated selling price ("BESP") of deliverables if a vendor does not have VSOE of selling price or third-party evidence ("TPE") of selling price; and
- eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method.

We elected to early adopt this accounting guidance at the beginning of our fiscal quarter of 2010 on a prospective basis for applicable transactions originating or materially modified after November 27, 2009. Our revenue from sales containing non-software related hosting services, custom hosting development and consulting services, and related technical support and training are those impacted.

For multiple element arrangements containing our non-software services, we must: (1) determine whether and when each element has been delivered; (2) determine fair value of each element using the selling price hierarchy of VSOE of fair value, TPE or BESP, as applicable and (3) allocate the total price among the various elements based on the relative selling price method.

This guidance does not generally change the units of accounting for our revenue transactions. For multiple-element arrangements that contain software and non-software elements such as our hosted offerings, we allocate revenue to software or software related elements as a group and any non-software element separately based on the selling price hierarchy. We determine the selling price for each deliverable using VSOE of fair value of selling price, if it exists, or TPE of selling price. If neither VSOE nor TPE of selling price exist for a deliverable, we use its BESP for that deliverable. Revenue allocated to each element is then recognized when the basic revenue recognition criteria are met for each element. Once revenue is allocated to software or software related elements as a group, it follows historic software accounting guidance.

Consistent with our methodology under previous accounting guidance, we determine VSOE for each element based on historical stand-alone sales to third-parties or from the stated renewal rate for the elements contained in the initial arrangement. In determining VSOE, we require that a substantial majority of the selling prices for a product or service fall within a reasonably narrow pricing range.

In certain instances, we are not able to establish VSOE for all deliverables in an arrangement with multiple elements. This may be due to infrequently selling each element separately, not pricing products or services within a narrow range, or only having a limited sales history. When VSOE cannot be established, we attempt to establish the selling price of each element based on TPE. TPE is determined based on competitor prices for similar deliverables when sold separately. Generally, our offerings contain significant differentiation such that the comparable pricing of products with similar functionality cannot be obtained. Furthermore, we are unable to reliably determine what similar competitor products' selling prices are on a stand-alone basis. Therefore, we typically are not able to obtain TPE of selling price.

When we are unable to establish selling prices using VSOE or TPE, we use BESP in our allocation of arrangement consideration. The objective of BESP is to determine the price at which we would transact a sale if the product or service were sold on a stand-alone basis. BESP is generally used for offerings that are not typically sold on a stand-alone basis or for new or highly customized offerings.

We determine BESP for a product or service by considering multiple factors including, but not limited to, major product groupings, geographies, market conditions, competitive landscape, internal costs, gross margin objectives and pricing practices. Significant pricing practices taken into consideration include historic contractually stated prices, volume discounts where applicable and our price lists. The most common fact pattern that emerged through analyzing these factors supports a BESP closely tied to Adobe's list prices. The determination of BESP is made through consultation with and formal approval by our management, taking into consideration our go-to-market strategy.

We regularly review VSOE and have established a review process for TPE and BESP and maintain internal controls over the establishment and updates of these estimates. There was no material impact to revenue during the year ended December 3, 2010 resulting from changes in VSOE, TPE or BESP, nor do we expect a material impact from such changes in the near term.

We have established VSOE for our software maintenance and support services, custom software development services, consulting services and training. We have established BESP for all other offerings, including software products, non-software related hosting services, custom hosting development and consulting services, and technical support and training for hosting services.

Given the nature of our transactions, which are primarily software and software-related, our go-to-market strategies and our pricing practices, total net revenue as reported during the year ended December 3, 2010 is materially consistent with total net revenue that would have been reported if the transactions entered into or materially modified after November 27, 2009 were subject to previous accounting guidance. Additionally, the new accounting standards for revenue recognition, if applied in the same manner to the year ended November 27, 2009, would not have had a material impact on total net revenues for that fiscal year.

Product Revenue

We recognize our product revenue upon shipment, provided all other revenue recognition criteria have been met. Our desktop application products' revenue from distributors is subject to agreements allowing limited rights of return, rebates and price protection. Our direct sales and OEM sales are also subject to limited rights of return. Accordingly, we reduce revenue recognized for estimated future returns, price protection and rebates at the time the related revenue is recorded. The estimates for returns are adjusted periodically based upon historical rates of returns, inventory levels in the distribution channel and other related factors.

We record the estimated costs of providing free technical phone support to customers for our software products.

We recognize OEM licensing revenue, primarily royalties, when OEMs ship products incorporating our software, provided collection of such revenue is deemed probable. For certain OEM customers, we must estimate royalty revenue due to the timing of securing customer information. This estimate is based on a combination of our generated forecasts and actual historical reporting by our OEM customers. To substantiate our ability to estimate revenue, we review license royalty revenue reports ultimately received from our significant OEM customers in comparison to the amounts estimated in the prior period.

Our product-related deferred revenue includes maintenance upgrade revenue and customer advances under OEM license agreements. Our maintenance upgrade revenue for our desktop application products is included in our product revenue line item as the maintenance primarily entitles customers to receive product upgrades. In cases where we provide a specified free upgrade to an existing product, we defer the fair value for the specified upgrade right until the future obligation is fulfilled or when the right to the specified free upgrade expires.

Services and Support Revenue

Our services and support revenue is composed of consulting, training and maintenance and support, primarily related to the licensing of our Enterprise and Mobile and Device Solutions products. Our support revenue also includes technical support and developer support to partners and developer organizations related to our desktop products.

We recognize revenue for hosting services that are based on a committed number of transactions, ratably beginning on the date the customer commences use of our services and continuing through the end of the customer term. Over-usage fees, and fees billed based on the actual number of transactions from which we capture data, are billed in accordance with contract terms as these fees are incurred. We record amounts that have been invoiced in accounts receivable and in deferred revenue or revenue, depending on whether the revenue recognition criteria have been met.

Our consulting revenue is recognized using a time and materials basis and is measured monthly based on input measures, such as hours incurred to date, with consideration given to output measures, such as contract milestones when applicable. Our maintenance and support offerings, which entitle customers to receive product upgrades and enhancements or technical support, depending on the offering, are recognized ratably over the performance period of the arrangement.

Rights of Return, Rebates and Price Protection

As discussed above, we offer limited rights of return, rebates and price protection of our products under various policies and programs with our distributors, resellers and/or end-user customers. We estimate and record reserves for these programs as an offset to revenue. Below is a summary of each of the general provisions in our contracts:

- Distributors are allowed limited rights of return of products purchased during the previous quarter. In addition, distributors are allowed to return products that have reached the end of their lives and products that are being replaced by new versions.
- We offer rebates to our distributors, resellers and/or end user customers. The amount of revenue that is reduced for distributor and reseller rebates is based on actual performance against objectives set forth by us for a particular reporting period (volume, timely reporting, etc.). If mail-in or other promotional rebates are offered, the amount of revenue reduced is based on the dollar amount of the rebate, taking into consideration an estimated redemption rate calculated using historical trends.
- From time to time, we may offer price protection to our distributors that allow for the right to a credit if we permanently reduce the price of a software product. The amount of revenue that is reduced for price protection is calculated as the difference between the old and new price of a software product on inventory held by the distributor prior to the effective date of the decrease.

Although our subscription contracts are generally non-cancelable, a limited number of customers have the right to cancel their contracts by providing prior written notice to us of their intent to cancel the remainder of the contract term. In the event a customer cancels its contract, they are not entitled to a refund for prior services we have provided to them.

On a quarterly basis, the amount of revenue that is reserved for future returns is calculated based on our historical trends and data specific to each reporting period. We review the actual returns evidenced in prior quarters as a percent of revenue to determine a historical returns rate. We then apply the historical rate to the current period revenue as a basis for estimating future returns. When necessary, we also provide a specific returns reserve for product in the distribution channel in excess of estimated requirements. This estimate can be affected by the amount of a particular product in the channel, the rate of sell-through, product plans and other factors.

Revenue Reserve

Revenue reserve rollforward (in thousands):

| | 2010 | 2009 | 2008 |
|---|---|---|---|
| Beginning balance | $ 34,401 | $ 50,943 | $ 43,532 |
| Increase due to acquisition | — | 6,566 | — |
| Amount charged to revenue | 171,607 | 113,009 | 153,129 |
| Actual returns | (156,582) | (136,117) | (145,718) |
| Ending balance | $ 49,426 | $ 34,401 | $ 50,943 |

*Deferred Revenue*

Deferred revenue consists substantially of payments received in advance of revenue recognition for our products and services described above. We recognize deferred revenue as revenue only when the revenue recognition criteria are met.

*Allowance for Doubtful Accounts*

We maintain an allowance for doubtful accounts which reflects our best estimate of potentially uncollectible trade receivables. The allowance is based on both specific and general reserves. We regularly review our trade receivables allowances by considering such factors as historical experience, credit-worthiness, the age of the trade receivable balances and current economic conditions that may affect a customer's ability to pay and we specifically reserve for those deemed uncollectible.

| (in thousands) | 2010 | 2009 | 2008 |
|---|---|---|---|
| Beginning balance | $ 15,225 | $ 4,128 | $ 4,398 |
| Increase due to acquisition | — | 9,421 | — |
| Charged to operating expenses | 3,134 | 2,841 | 4,414 |
| Preference claim, charged (credited) to operating expense | 1,000 | (1,000) | (2,000) |
| Deductions(*) | (4,126) | (165) | (2,684) |
| Ending balance | $ 15,233 | $ 15,225 | $ 4,128 |

(*) Deductions related to the allowance for doubtful accounts represent amounts written off against the allowance, less recoveries.

*Property and Equipment*

We record property and equipment at cost less accumulated depreciation and amortization. Property and equipment are depreciated using the straight-line method over their estimated useful lives ranging from 1 to 5 years for computers and equipment as well as server hardware under capital leases, 1 to 6 years for furniture and fixtures and up to 35 years for buildings. Leasehold improvements are amortized using the straight-line method over the lesser of the remaining respective lease term or useful lives.

*Goodwill, Purchased Intangibles and Other Long-Lived Assets*

We review our goodwill for impairment annually, or more frequently, if facts and circumstances warrant a review. We completed our annual impairment test in the second quarter of fiscal 2010 and determined that there was no impairment.

Goodwill is assigned to one or more reporting segments on the date of acquisition. We evaluate goodwill for impairment by comparing the fair value of each of our reporting segments to its carrying value, including the associated goodwill. To determine the fair values, we use the market approach based on comparable publicly traded companies in similar lines of businesses and the income approach based on estimated discounted future cash flows. Our cash flow assumptions consider historical and forecasted revenue, operating costs and other relevant factors.

We amortize intangible assets with finite lives over their estimated useful lives and review them for impairment whenever an impairment indicator exists. We continually monitor events and changes in circumstances that could indicate carrying amounts of our long-lived assets, including our intangible assets may not be recoverable. When such events or changes in circumstances occur, we assess recoverability by determining whether the carrying value of such assets will be recovered through the undiscounted expected future cash flows. If the future undiscounted cash flows are less than the carrying amount of these assets, we recognize an impairment loss based on the excess of the carrying amount over the fair value of the assets. We did not recognize any intangible asset impairment charges in fiscal 2010, 2009 or 2008.

Our intangible assets are amortized over their estimated useful lives of 1 to 13 years as shown in the table below. Amortization is based on the pattern in which the economic benefits of the intangible asset will be consumed.

| | Weighted Average Useful Life (years) |
|---|---|
| Purchased technology | 6 |
| Localization | 1 |
| Trademarks | 8 |
| Customer contracts and relationships | 10 |
| Other intangibles | 2 |

*Software Development Costs*

Capitalization of software development costs for software to be sold, leased, or otherwise marketed begins upon the establishment of technological feasibility, which is generally the completion of a working prototype that has been certified as having no critical bugs and is a release candidate. Amortization begins once the software is ready for its intended use, generally based on the pattern in which the economic benefits will be consumed. To date, software development costs incurred between completion of a working prototype and general availability of the related product have not been material.

*Income Taxes*

We use the asset and liability method of accounting for income taxes. Under this method, income tax expense is recognized for the amount of taxes payable or refundable for the current year. In addition, deferred tax assets and liabilities are recognized for expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carryforwards. We record a valuation allowance to reduce deferred tax assets to an amount for which realization is more likely than not.

*Taxes Collected from Customers*

We net taxes collected from customers against those remitted to government authorities in our financial statements. Accordingly, taxes collected from customers are not reported as revenue.

*Treasury Stock*

We account for treasury stock under the cost method. When treasury stock is re-issued at a price higher than its cost, the difference is recorded as a component of additional paid-in-capital in our Consolidated Balance Sheets. When treasury stock is re-issued at a price lower than its cost, the difference is recorded as a component of additional paid-in-capital to the extent that there are gains to offset the losses. If there are no treasury stock gains in additional paid-in-capital, the losses upon re-issuance of treasury stock are recorded as a component of retained earnings in our Consolidated Balance Sheets.

*Advertising Expenses*

Advertising costs are expensed as incurred. Advertising expenses for fiscal 2010, 2009 and 2008 were $65.9 million, $67.0 million and $67.1 million, respectively.

*Foreign Currency Translation*

We translate assets and liabilities of foreign subsidiaries, whose functional currency is their local currency, at exchange rates in effect at the balance sheet date. We translate revenue and expenses at the monthly average exchange rates. We include accumulated net translation adjustments in stockholders' equity as a component of accumulated other comprehensive income.

*Foreign Currency and Other Hedging Instruments*

In countries outside the United States ("U.S."), we transact business in U.S. dollars and in various other currencies. In Europe and Japan, transactions that are denominated in Euro, Yen and British Pounds are subject to exposure from movements in exchange rates. We hedge our net recognized foreign currency assets and liabilities with foreign exchange forward contracts to reduce the risk that our earnings and cash flows will be adversely affected by changes in exchange rates. We use foreign exchange option and forward contracts for Euro,-Yen- and British Pound-denominated revenue.

We account for our derivative instruments as either assets or liabilities on the balance sheet and measure them at fair value. Gains and losses resulting from changes in fair value are accounted for depending on the use of the derivative and whether it is designated and qualifies for hedge accounting. Derivatives that do not qualify for hedge accounting are adjusted to fair value through earnings. *See Note 5 for information regarding our hedging activities.*

Gains and losses from foreign exchange forward contracts which hedge certain balance sheet positions, primarily non-functional currency denominated assets and liabilities (e.g., trade receivables and accounts payable) are recorded each period as a component of interest and other income, net in our Consolidated Statements of Income. Foreign exchange forward and option contracts hedging forecasted non-functional currency product licensing revenue, are designated as cash flow hedges under accounting for derivative instruments and hedging activities, with gains and losses recorded net of tax, as a component of other comprehensive income ("OCI") in stockholders' equity and reclassified into revenue at the time the forecasted transactions occur.

*Concentration of Risk*

Financial instruments that potentially subject us to concentrations of credit risk are short-term fixed-income investments, structured repurchase transactions, derivatives hedging foreign currency risk, and trade receivables.

Our investment portfolio consists of investment-grade securities diversified among security types, industries and issuers. Our cash and investments are held and managed by recognized financial institutions that follow our investment policy. Our policy limits the amount of credit exposure to any one security issue or issuer and we believe no significant concentration of credit risk exists with respect to these investments.

We mitigate concentration of risk related to foreign currency hedges through a policy that establishes counterparty limits. The bank counterparties in these contracts expose us to credit-related losses in the event of their nonperformance. However, to mitigate that risk, we only contract with counterparties who meet our minimum requirements under our counterparty risk assessment process. In addition, our hedging policy establishes maximum limits for each counterparty. We monitor ratings, credit spreads and potential downgrades on at least a quarterly basis. Based on our on-going assessment of counterparty risk, we will adjust our exposure to various counterparties.

The aggregate fair value of derivative instruments in net asset positions as of December 3, 2010 and November 27, 2009 was $18.8 million and $4.3 million, respectively. These amounts represent the maximum exposure to loss at the reporting date as a result of all of the counterparties failing to perform as contracted. These exposures could be reduced by up to $1.9 million and $1.6 million, respectively of liabilities included in master netting arrangements with those same counterparties.

Credit risk in receivables is limited to OEMs, dealers and distributors of hardware and software products to the retail market, and to customers to whom we license software directly. We are also experiencing elevated delinquency and bad debt write-offs related to our pre-acquisition receivables. A credit review is completed for our new distributors, dealers and OEMs. We also perform ongoing credit evaluations of our customers' financial condition and require letters of credit or other guarantees, whenever deemed necessary. The credit limit given to the customer is based on our risk assessment of their ability to pay, country risk and other factors and is not contingent on the resale of the product or on the collection of payments from their customers. We also purchase credit insurance to mitigate credit risk in some foreign markets where we believe it is warranted. If we license our software to a customer where we have a reason to believe the customer's ability to pay is not probable, due to country risk or credit risk, we will not recognize the revenue. We will revert to recognizing the revenue on a cash basis, assuming all other criteria for revenue recognition has been met.

*See Note 19 for information regarding our significant customers.*

We derive a significant portion of our OEM PostScript and Other licensing revenue from a small number of OEMs. Our OEMs on occasion seek to renegotiate their royalty arrangements. We evaluate these requests on a case-by-case basis. If an agreement is not reached, a customer may decide to pursue other options, which could result in lower licensing revenue for us.

**Recent Accounting Pronouncements**

*Fair Value Measurements*

In January 2010, the FASB issued new accounting guidance expanding disclosures about fair value measurements by adding disclosures about the different classes of assets and liabilities measured at fair value, the valuation techniques and inputs used, the activity in Level 3 fair value measurements and the transfers between Levels 1, 2 and 3. The new disclosures and clarifications of existing disclosures were effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosure requirements related to the activity in Level 3 fair value measurements. Those disclosure requirements are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. We adopted the new disclosures in the second quarter of fiscal 2010, which included changing the description of certain asset classes in the tables in Notes 3 and 4 to conform with the requirements of the new guidance. We will adopt the Level 3 requirements in the first quarter of fiscal 2012. Since the adoption of the new standards only required additional disclosure, the adoption did not have an impact on our consolidated financial position, results of operations or cash flows.

*Variable Interest Entities*

In June 2009, the FASB issued amended standards for determining whether to consolidate a variable interest entity. These new standards amend the evaluation criteria to identify the primary beneficiary of a variable interest entity and requires ongoing reassessment of whether an enterprise is the primary beneficiary of the variable interest entity. The provisions of the new standards were effective for annual reporting periods beginning after November 15, 2009 and interim periods within those fiscal years. These standards were effective for us beginning in the first quarter of fiscal 2010. The adoption of the new standards did not have an impact on our consolidated financial position, results of operations or cash flows.

*Intangible Assets Useful Lives*

In April 2008, the FASB issued new standards which provided guidance on how to determine the useful life of intangible assets by amending the factors an entity should consider in developing renewal or extension assumptions used in determining the useful life of recognized intangible assets. This new guidance applies prospectively to intangible assets that are acquired individually or with a group of other assets in business combinations and asset acquisitions. These standards were effective for financial statements issued for fiscal years beginning after December 15, 2008 and interim periods within those fiscal years and was effective for us beginning in the first quarter of fiscal 2010. The adoption of the new standards did not have a material impact on our consolidated financial position, results of operations or cash flows.

*Business Combinations and Non-Controlling Interests*

In December 2007, the FASB revised their guidance for business combinations and non-controlling interests. The new standards change how business acquisitions are accounted for and impact financial statements both on the acquisition date and in subsequent periods. The changes also impact the accounting and reporting for minority interests, which are recharacterized as non-controlling interests and classified as a component of equity. The new standards were effective for us beginning in the first quarter of fiscal 2010 and we applied the revised guidance to any business combination completed in or after the first quarter of fiscal 2010. The adoption of the new standards did not have a material impact on our consolidated financial position, results of operations or cash flows.

## NOTE 2. ACQUISITIONS

*Fiscal 2010 Acquisitions*

On October 28, 2010, we completed our acquisition of Day Software Holding AG ("Day"). Under the terms of the agreement, we completed our public tender offer to acquire all of the publicly held registered shares of Day for 139 Swiss Francs per share in cash in a transaction valued at approximately $248.3 million on a fully diluted equity-value basis. In order to hedge the economic exposure related to this acquisition, we entered into a forward contract to purchase 254.7 million Swiss Francs for $242.5 million U.S. dollars maturing near the expected closing date of the acquisition. Upon maturity of the forward contract, we recorded a $20.8 million gain to interest and other income (expense), net. This forward contract is accounted for as a separate transaction apart from the acquisition.

Day is a provider of Web content management solutions that leading global enterprises rely on for Web 2.0 content application and content infrastructure, based in Basel, Switzerland and Boston, Massachusetts. We believe that our acquisition of Day will provide comprehensive solutions to create, manage, deliver and optimize content. Following the closing, we integrated Day as a product line within our Enterprise segment for financial reporting purposes. We have included the financial results of Day in our Consolidated Financial Statements beginning on the acquisition date.

Under the acquisition method, the total preliminary purchase price was allocated to Day's net tangible and intangible assets based upon their estimated fair values as of October 28, 2010. The excess purchase price over the value of the net tangible and identifiable intangible assets was recorded as goodwill. Goodwill represents the excess of the purchase price over the fair value of the underlying acquired net tangible and intangible assets. The factors that contributed to the recognition of goodwill included securing buyer-specific synergies to increase revenue and profits and are not otherwise available to a marketplace participant in addition to acquiring a talented workforce.

The total preliminary purchase price for Day was approximately $248.3 million of which approximately $159.9 million was allocated to goodwill, $79.2 million for substantially all of the identifiable intangible assets, and $6.1 million to net tangible assets. The impact of this acquisition was not material to our consolidated balance sheets and results of operations.

Subsequent to December 3, 2010, we acquired privately held Demdex, a leading data management platform company. This acquisition will not have a material impact to our consolidated balance sheets and results of operations.

*Fiscal 2009 Acquisitions*

On October 23, 2009, we completed the acquisition of Omniture, Inc. ("Omniture"), an industry leader in Web analytics and online business optimization based in Orem, Utah, for approximately $1.8 billion. Under the terms of the agreement, we completed our tender offer to acquire all of the outstanding shares of Omniture common stock at a price of $21.50 per share, net to the seller in cash, without interest. Acquiring Omniture accelerates our strategy of delivering more effective solutions for creating, delivering, measuring and optimizing Web content and applications. The transaction was accounted for using the purchase method of accounting. We have included the financial results of Omniture in our Consolidated Financial Statements beginning on the acquisition date. Following the closing, we disclosed Omniture as a new segment for financial reporting purposes.

Assets acquired and liabilities assumed were recorded at their fair values as of October 23, 2009. The total $1.8 billion purchase price was comprised of the following (in thousands):

| | | |
|---|---|---|
| Acquisition of approximately 79 million shares of outstanding common stock of Omniture at $21.50 per share in cash | $ | 1,698,926 |
| Estimated fair value of earned stock options and restricted stock units assumed and converted | | 84,968 |
| Estimated direct transaction costs | | 14,365 |
| Total purchase price | $ | 1,798,259 |

Purchase Price Allocation

Under the purchase accounting method, the total purchase price was allocated to Omniture's net tangible and intangible assets based upon their estimated fair values as of October 23, 2009. The excess purchase price over the value of the net tangible and identifiable intangible assets was recorded as goodwill.

The table below summarizes the allocation of the purchase price to the acquired net assets of Omniture based on their estimated fair values as of October 23, 2009 and the associated estimated useful lives at that date. During the first half of fiscal 2010, we finalized our purchase accounting after adjustments were made to the preliminary purchase price allocation to reflect the finalization of the valuation of intangible assets and deferred revenue. Additional adjustments were also made to restructuring liabilities, taxes and residual goodwill.

| (in thousands) | | Amount | Weighted Average Useful Life (years) |
|---|---|---|---|
| Net tangible assets | $ | 33,397 | |
| Identifiable intangible assets: | | | |
| Existing technology | | 176,200 | 6 |
| Customer contracts and relationships | | 168,600 | 11 |
| Contract backlog | | 44,800 | 2 |
| Non-competition agreements | | 900 | 2 |
| Trademarks | | 41,000 | 8 |
| In-process research and development | | 4,600 | N/A |
| Goodwill | | 1,340,021 | |
| Restructuring liability | | (11,259) | |
| Total purchase price allocation | $ | 1,798,259 | |

*Net tangible assets*—Omniture's tangible assets and liabilities as of October 23, 2009 were reviewed and adjusted to their fair value as necessary. Among the net tangible assets assumed were $137.4 million in cash and cash equivalents, $119.2 million in trade receivables, $40.9 million in property, plant and equipment, $44.8 million in accrued expenses and $109.6 million in net deferred tax liabilities.

*Deferred revenue*—Included in net tangible assets is Omniture's deferred revenue which represents advance payments from customers related to subscription contracts and professional services. We recorded an adjustment to reduce Omniture's carrying value of deferred revenue by $40.8 million to $86.3 million, which represents the fair value of the contractual obligations assumed.

*Identifiable intangible assets*—Existing technology acquired primarily consists of Omniture's SiteCatalyst Web analytics, Omniture Test & Target, and HBX subscription service offerings and also consists of Omniture SiteSearch, Omniture Merchandising and Omniture Insight products and subscription services. The estimated fair value of the existing technology was determined based on the present value of the expected cash flows to be generated by each existing technology. Customer relationships consist of Omniture's contractual relationships and customer loyalty related to their enterprise and mid-market customers as well as partner customers that resell Omniture's services to end users. Contract backlog relates to subscription contracts and professional services. We amortize the fair value of the contract backlog based on the pattern in which the economic benefits will be consumed. Trademarks include the Omniture trade name as well as SiteCatalyst, Omniture SearchCenter, Omniture Discover, Omniture Genesis, and HBX product names. Non-compete agreements include agreements with key Omniture employees that preclude them from competing against Omniture for a period of two years. With the exception of contract backlog, we amortize the fair value of these intangible assets on a straight-line basis over their respective estimated useful lives.

*In-process research and development*—In-process research and development ("IPR&D") was expensed to amortization of purchased intangibles and incomplete technology in our Consolidated Statements of Income upon acquisition as it represents incomplete Omniture research and development projects that had not reached technological feasibility and had no alternative future use as of the date of the acquisition. Technological feasibility is established when an enterprise has completed all planning, designing, coding, and testing activities that are necessary to establish that a product can be produced to meet its design specifications including functions, features, and technical performance requirements. The estimated fair value of $4.6 million was determined by estimating the net cash flows expected to be generated from the project and discounting the net cash flows to their present value.

*Goodwill*—Approximately $1.3 billion has been allocated to goodwill. Goodwill represents the excess of the purchase price over the fair value of the underlying acquired net tangible and intangible assets. The factors that contributed to the recognition of goodwill included securing buyer-specific synergies that increase revenue and profits and are not otherwise available to a marketplace participant, acquiring a talented workforce, and cost savings opportunities. The goodwill recorded in connection with Omniture has been allocated to the Omniture and Creative Solutions reportable segments of $1.1 billion and $0.2 billion, respectively, based on expected revenue and cost synergies to be gained as a result of the acquisition.

*Restructuring*—$11.3 million of the overall purchase price was allocated to restructuring and related primarily to costs for severance and associated benefits, outplacement services, and cost of redundant facilities. *See Note 11 for further details of the amounts accrued during fiscal 2010 and 2009.*

*Taxes*—As part of our accounting for the Omniture acquisition, a portion of the overall purchase price was allocated to goodwill and acquired intangible assets. Amortization expense associated with acquired intangible assets is not deductible for tax purposes. Thus, approximately $172.6 million, included in the net tangible assets, was established as a deferred tax liability for the future amortization of the intangible assets.

Any impairment charges made in the future associated with goodwill will not be tax deductible and will result in an increased effective income tax rate in the quarter the impairment is recorded.

*Pro Forma Results*

The financial information in the table below summarizes the combined results of operations of Adobe and Omniture, on a pro forma basis, as though the companies had been combined as of the beginning of the periods presented. The pro forma financial information is presented for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisition had taken place on November 29, 2008 or of results that may occur in the future.

The following pro forma financial information for fiscal 2009 and 2008 combines the historical results for Adobe for the years ended November 27, 2009 and November 28, 2008 and the historical results of Omniture for the period January 1, 2009 through October 23, 2009 and the year ended December 31, 2008 (in thousands):

| | 2009 | 2008 |
|---|---|---|
| Net revenues | $ 3,168,731 | $ 3,835,799 |
| Net income | $ 308,904 | $ 742,749 |
| Basic net income per share | $ 0.59 | $ 1.38 |
| Shares used in computing basic net income per share | 524,470 | 539,373 |
| Diluted net income per share | $ 0.58 | $ 1.35 |
| Shares used in computing diluted net income per share | 531,293 | 549,883 |

In addition to the acquisition of Omniture, we acquired one other company during fiscal 2009 for cash consideration of approximately $35.3 million. The impact of this acquisition was not material to our consolidated balance sheets and results of operations.

## NOTE 3. CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

Cash equivalents consist of instruments with remaining maturities of three months or less at the date of purchase. We classify all of our cash equivalents and short-term investments as "available-for-sale." In general, these investments are free of trading restrictions. We carry these investments at fair value, based on quoted market prices or other readily available market information. Unrealized gains and losses, net of taxes, are included in accumulated other comprehensive income, which is reflected as a separate component of stockholders' equity in our Consolidated Balance Sheets. Gains and losses are recognized when realized in our Consolidated Statements of Income. When we have determined that an other-than-temporary decline in fair value has occurred, the amount of the decline that is related to a credit loss is recognized in earnings. Gains and losses are determined using the specific identification method.

Cash, cash equivalents and short-term investments consisted of the following as of December 3, 2010 (in thousands):

| | Amortized Cost | Unrealized Gains | Unrealized Losses | Estimated Fair Value |
|---|---|---|---|---|
| Current assets: | | | | |
| Cash | $ 98,691 | $ — | $ — | $ 98,691 |
| Cash equivalents: | | | | |
| Money market mutual funds | 477,259 | — | — | 477,259 |
| Time deposits | 64,006 | — | — | 64,006 |
| U.S. Treasury securities | 68,195 | 1 | — | 68,196 |
| Municipal securities | 350 | — | — | 350 |
| Corporate bonds | 41,389 | — | — | 41,389 |
| Total cash equivalents | 651,199 | 1 | — | 651,200 |
| Total cash and cash equivalents | 749,890 | 1 | — | 749,891 |
| Short-term fixed income securities: | | | | |
| U.S. Treasury securities | 336,441 | 2,828 | (209) | 339,060 |
| U.S. agency securities | 229,772 | 778 | (179) | 230,371 |
| Municipal securities | 119,608 | 29 | (32) | 119,605 |
| Corporate bonds | 977,889 | 8,079 | (1,450) | 984,518 |
| Foreign government securities | 33,079 | 309 | (2) | 33,386 |
| Subtotal | 1,696,789 | 12,023 | (1,872) | 1,706,940 |
| Marketable equity securities | 11,196 | — | (12) | 11,184 |
| Total short-term investments | 1,707,985 | 12,023 | (1,884) | 1,718,124 |
| Total cash, cash equivalents and short-term investments | $ 2,457,875 | $ 12,024 | $ (1,884) | $ 2,468,015 |

Cash, cash equivalents and short-term investments consisted of the following as of November 27, 2009 (in thousands):

| | Amortized Cost | Unrealized Gains | Unrealized Losses | Estimated Fair Value |
|---|---|---|---|---|
| Current assets: | | | | |
| Cash | $ 75,110 | $ — | $ — | $ 75,110 |
| Cash equivalents: | | | | |
| Money market mutual funds | 884,240 | — | — | 884,240 |
| Time deposits | 40,137 | — | — | 40,137 |
| Total cash equivalents | 924,377 | — | — | 924,377 |
| Total cash and cash equivalents | 999,487 | — | — | 999,487 |
| Short-term fixed income securities: | | | | |
| U.S. Treasury securities | 373,180 | 3,199 | (1) | 376,378 |
| U.S. agency securities | 59,447 | 273 | — | 59,720 |
| Corporate bonds | 407,465 | 8,111 | (1) | 415,575 |
| Foreign government securities | 47,620 | 666 | — | 48,286 |
| Subtotal | 887,712 | 12,249 | (2) | 899,959 |
| Marketable equity securities | 2,527 | 2,500 | — | 5,027 |
| Total short-term investments | 890,239 | 14,749 | (2) | 904,986 |
| Total cash, cash equivalents and short-term investments | $ 1,889,726 | $ 14,749 | $ (2) | $ 1,904,473 |

*See Note 4 for further information regarding the fair value of our financial instruments.*

The following table summarizes the fair value and gross unrealized losses related to available-for-sale securities, aggregated by investment category that have been in a continuous unrealized loss position for less than twelve months, as of December 3, 2010 and November 27, 2009 (in thousands):

| | 2010 | | 2009 | |
|---|---|---|---|---|
| | Fair Value | Gross Unrealized Losses | Fair Value | Gross Unrealized Losses |
| U.S. Treasury and agency securities | $ 192,702 | $ (388) | $ 11,179 | $ (1) |
| Corporate bonds | 257,615 | (1,450) | 5,041 | (1) |
| Foreign government securities | 4,531 | (2) | — | — |
| Municipal securities | 43,028 | (32) | — | — |
| Total | $ 497,876 | $ (1,872) | $ 16,220 | $ (2) |

As of December 3, 2010 and November 27, 2009, there were no securities in a continuous unrealized loss position for more than twelve months. There were 168 securities and 4 securities that were in an unrealized loss position at December 3, 2010 and at November 27, 2009, respectively.

The following table summarizes the cost and estimated fair value of short-term fixed income securities classified as short-term investments based on stated maturities as of December 3, 2010 (in thousands):

| | Amortized Cost | Estimated Fair Value |
|---|---|---|
| Due within one year | $ 624,260 | $ 625,423 |
| Due within two years | 518,262 | 523,168 |
| Due within three years | 443,965 | 446,342 |
| Due after three years | 110,302 | 112,007 |
| Total | $ 1,696,789 | $ 1,706,940 |

We review our debt and marketable equity securities classified as short-term investments on a regular basis to evaluate whether or not any security has experienced an other-than-temporary decline in fair value. We consider factors such as the length of time and extent to which the market value has been less than the cost, the financial condition and near-term prospects of the issuer and our intent to sell, or whether it is more likely than not we will be required to sell, the investment before recovery of the investment's amortized cost basis. If we believe that an other-than-temporary decline exists in one of these securities, we write down these investments to fair value. For debt securities, the portion of the write-down related to credit loss would be recorded to interest and other income, net in our Consolidated Statements of Income. Any portion not related to credit loss would be recorded to accumulated other comprehensive income, which is reflected as a separate component of stockholders' equity in our Consolidated Balance Sheets. For equity securities, the write-down would be recorded to investment gains (losses), net in our Consolidated Statements of Income. As of December 3, 2010, we do not consider any of our investments to be other-than-temporarily impaired.

## NOTE 4. FAIR VALUE MEASUREMENTS

We measure certain financial assets and liabilities at fair value on a recurring basis. The fair value of our financial assets and liabilities at December 3, 2010 was determined using the following inputs (in thousands):

| | | Fair Value Measurements at Reporting Date Using | | |
|---|---|---|---|---|
| | Total | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
| Assets: | | | | |
| Cash equivalents: | | | | |
| Money market mutual funds | $ 477,259 | $ 477,259 | $ — | $ — |
| Time deposits | 64,006 | 64,006 | — | — |
| U.S. Treasury securities | 68,196 | — | 68,196 | — |
| Municipal securities | 350 | — | 350 | — |
| Corporate bonds | 41,389 | — | 41,389 | — |
| Short-term investments: | | | | |
| U.S. Treasury securities | 339,060 | — | 339,060 | — |
| U. S. agency securities | 230,371 | — | 230,371 | — |
| Municipal securities | 119,605 | — | 119,605 | — |
| Corporate bonds | 984,518 | — | 984,518 | — |
| Foreign government securities | 33,386 | — | 33,386 | — |
| Marketable equity securities | 11,184 | 11,184 | — | — |
| Prepaid expenses and other current assets: | | | | |
| Foreign currency derivatives | 18,821 | — | 18,821 | — |
| Other assets: | | | | |
| Deferred compensation plan assets | 11,071 | 617 | 10,454 | — |
| Total assets | $ 2,399,216 | $ 553,066 | $ 1,846,150 | $ — |
| Liabilities: | | | | |
| Accrued expenses: | | | | |
| Foreign currency derivatives | $ 1,945 | $ — | $ 1,945 | $ — |
| Total liabilities | $ 1,945 | $ — | $ 1,945 | $ — |

The fair value of our financial assets and liabilities at November 27, 2009 was determined using the following inputs (in thousands):

| | Fair Value Measurements at Reporting Date Using | | | |
|---|---|---|---|---|
| | Total | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
| Assets: | | | | |
| Cash equivalents: | | | | |
| Money market mutual funds | $ 884,240 | $ 884,240 | $ — | $ — |
| Time deposits | 40,137 | 40,137 | — | — |
| Short-term investments: | | | | |
| U.S. Treasury securities | 376,378 | — | 376,378 | — |
| U.S. agency securities | 59,720 | — | 59,720 | — |
| Municipal securities | — | — | — | — |
| Corporate bonds | 415,575 | — | 415,575 | — |
| Foreign government securities | 48,286 | — | 48,286 | — |
| Marketable equity securities | 5,027 | 5,027 | — | — |
| Prepaid expenses and other current assets: | | | | |
| Foreign currency derivatives | 4,307 | — | 4,307 | — |
| Other assets: | | | | |
| Investments of limited partnership | 37,121 | — | — | 37,121 |
| Deferred compensation plan assets | 9,045 | 717 | 8,328 | — |
| Total assets | $ 1,879,836 | $ 930,121 | $ 912,594 | $ 37,121 |
| Liabilities: | | | | |
| Accrued expenses: | | | | |
| Foreign currency derivatives | $ 1,589 | $ — | $ 1,589 | $ — |
| Total liabilities | $ 1,589 | $ — | $ 1,589 | $ — |

*See Note 3 for further information regarding the fair value of our financial instruments.*

Our fixed income available-for-sale securities consist of high quality, investment grade securities from diverse issuers with a minimum credit rating of A- and a weighted average credit rating of AA+. We value these securities based on pricing from pricing vendors, who may use quoted prices in active markets for identical assets (Level 1 inputs) or inputs other than quoted prices that are observable either directly or indirectly (Level 2 inputs) in determining fair value. However, we classify all of our fixed income available-for-sale securities as having Level 2 inputs. The valuation techniques used to measure the fair value of our financial instruments having Level 2 inputs were derived from non-binding market consensus prices that are corroborated by observable market data, quoted market prices for similar instruments, or pricing models, such as discounted cash flow techniques. Our procedures include controls to ensure that appropriate fair values are recorded such as comparing prices obtained from multiple independent sources.

The investments of limited partnership relate to our interest in Adobe Ventures IV L.P. ("Adobe Ventures"), which were consolidated in our Consolidated Financial Statements. Our limited partnership interest in Adobe Ventures terminated on September 30, 2010. The Level 3 investments consisted of investments in privately-held companies. These investments were remeasured at fair value each period with any gains or losses recognized in investment gains (losses), net in our Consolidated Statements of Income. There was no impact to OCI related to our Level 3 investments. We estimated fair value of the Level 3 investments by considering available information such as pricing in recent rounds of financing, current cash positions, earnings and cash flow forecasts, recent operational performance and any other readily available market data. Subsequent to the termination of our limited partnership interest in Adobe Ventures, a portion of our investments were sold and the remaining amount was transferred to our cost method investments and marketable equity securities.

A reconciliation of the beginning and ending balances for investments of limited partnership using significant unobservable inputs (Level 3) as of December 3, 2010 and November 27, 2009 was as follows (in thousands):

| | | |
|---|---|---|
| Balance as of November 28, 2008 | $ | 38,753 |
| Purchases and sales of investments, net | | 1,921 |
| Unrealized net investment losses included in earnings | | (3,553) |
| Balance as of November 27, 2009 | $ | 37,121 |
| Purchases and sales of investments, net | | (18,788) |
| Unrealized net investment losses included in earnings | | (7,919) |
| Transfer to cost method investments | | (8,480) |
| Transfer to marketable equity securities (Level 1) | | (1,934) |
| Balance as of December 3, 2010 | $ | — |

We also have direct investments in privately-held companies accounted for under the cost method, which are periodically assessed for other-than-temporary impairment. If we determine that an other-than-temporary impairment has occurred, we write-down the investment to its fair value. We estimate fair value of our cost method investments considering available information such as pricing in recent rounds of financing, current cash positions, earnings and cash flow forecasts, recent operational performance and any other readily available market data. During fiscal 2010 and 2009, we determined that certain of our direct cost method investments were other-than-temporarily impaired which resulted in charges of $2.3 million and $13.9 million, respectively, which were included in investment gains (losses), net in our Consolidated Statements of Income.

*See Note 8 for further information regarding our limited partnership interest in Adobe Ventures and our cost method investments.*

## NOTE 5. DERIVATIVE AND HEDGING ACTIVITIES

*Hedge Accounting*

We recognize derivative instruments and hedging activities as either assets or liabilities in our Consolidated Balance Sheets and measure them at fair value. Gains and losses resulting from changes in fair value are accounted for depending on the use of the derivative and whether it is designated and qualifies for hedge accounting.

*Economic Hedging—Hedges of Forecasted Transactions*

In countries outside the U.S., we transact business in U.S. dollars and in various other currencies. Therefore, we are subject to exposure from movements in foreign currency rates. We may use foreign exchange option contracts or forward contracts to hedge certain operational ("cash flow") exposures resulting from changes in foreign currency exchange rates. These foreign exchange contracts, carried at fair value, may have maturities between one and twelve months. The maximum original duration of any contract is twelve months. We enter into these foreign exchange contracts to hedge a portion of our forecasted foreign currency denominated revenue in the normal course of business and accordingly, they are not speculative in nature.

We recognize derivative instruments from hedging activities as either assets or liabilities on the balance sheet and measure them at fair value. Gains and losses resulting from changes in fair value are accounted for depending on the use of the derivative and whether it is designated and qualifies for hedge accounting. To receive hedge accounting treatment, all hedging relationships are formally documented at the inception of the hedge, and the hedges must be highly effective in offsetting changes to future cash flows on hedged transactions. We record changes in the intrinsic value of these cash flow hedges in accumulated other comprehensive income in our Consolidated Balance Sheets, until the forecasted transaction occurs. When the forecasted transaction occurs, we reclassify the related gain or loss on the cash flow hedge to revenue. In the event the underlying forecasted transaction does not occur, or it becomes probable that it will not occur, we reclassify the gain or loss on the related cash flow hedge from accumulated other comprehensive income to interest and other income, net in our Consolidated Statements of Income at that time. For fiscal 2010, 2009 and 2008 there were no such gains or losses recognized in interest and other income, net relating to hedges of forecasted transactions that did not occur.

We evaluate hedge effectiveness at the inception of the hedge prospectively as well as retrospectively and record any ineffective portion of the hedging instruments in interest and other income, net on our Consolidated Statements of Income. The net gain (loss) recognized in interest and other income, net for cash flow hedges due to hedge ineffectiveness was insignificant for fiscal 2010, 2009 and 2008. The time value of purchased derivative instruments is recorded in interest and other income, net in our Consolidated Statements of Income.

*Balance Sheet Hedging—Hedging of Foreign Currency Assets and Liabilities*

We also hedge our net recognized foreign currency assets and liabilities with foreign exchange forward contracts to reduce the risk that our earnings and cash flows will be adversely affected by changes in exchange rates. These derivative instruments hedge assets and liabilities that are denominated in foreign currencies and are carried at fair value with changes in the fair value recorded to interest and other income (expense), net in our Consolidated Statements of Income. These derivative instruments do not subject us to material balance sheet risk due to exchange rate movements because gains and losses on these derivatives are intended to offset gains and losses on the assets and liabilities being hedged. As of December 3, 2010, total notional amounts of outstanding contracts were $536.5 million which included the notional equivalent of $305.1 million in Euro, $52.0 million in Yen and $179.4 million in other foreign currencies. As of November 27, 2009, total notional amounts of outstanding contracts were $154.9 million which included the notional equivalent of $87.6 million in Euro, $22.9 million in Yen and $44.4 million in other foreign currencies. At December 3, 2010 and November 27, 2009, the outstanding balance sheet hedging derivatives had maturities of 90 days or less.

The fair value of derivative instruments on our Consolidated Balance Sheets as of December 3, 2010 and November 27, 2009 were as follows (in thousands):

| | 2010 | | 2009 | |
|---|---|---|---|---|
| | Fair Value Asset Derivatives[1] | Fair Value Liability Derivatives[2] | Fair Value Asset Derivatives[1] | Fair Value Liability Derivatives[2] |
| Derivatives designated as hedging instruments: | | | | |
| Foreign exchange option contracts[3] | $ 6,092 | $ — | $ 4,175 | $ — |
| Derivatives not designated as hedging instruments: | | | | |
| Foreign exchange forward contracts | 12,729 | 1,945 | 132 | 1,589 |
| Total derivatives | $ 18,821 | $ 1,945 | $ 4,307 | $ 1,589 |

(1) Included in prepaid expenses and other current assets on our Consolidated Balance Sheets.

(2) Included in accrued expenses on our Consolidated Balance Sheets.

(3) Hedging effectiveness expected to be recognized to income within the next twelve months.

The effect of derivative instruments designated as cash flow hedges and of derivative instruments not designated as hedges in our Consolidated Statements of Income for fiscal 2010 and 2009 was as follows (in thousands):

| | 2010 | | 2009 | |
|---|---|---|---|---|
| | Foreign Exchange Option Contracts | Foreign Exchange Forward Contracts | Foreign Exchange Option Contracts | Foreign Exchange Forward Contracts |
| Derivatives in cash flow hedging relationships: | | | | |
| Net gain (loss) recognized in OCI, net of tax[1] | $ 20,325 | $ — | $ (14,618) | $ — |
| Net gain (loss) reclassified from accumulated OCI into income, net of tax[2] | $ 20,169 | $ — | $ 27,138 | $ — |
| Net gain (loss) recognized in income[3] | $ (23,285) | $ — | $ (18,027) | $ — |
| Derivatives not designated as hedging relationships: | | | | |
| Net gain (loss) recognized in income[4] | $ — | $ (34,168) | $ — | $ (14,407) |

(1) Net change in the fair value of the effective portion classified in OCI.

(2) Effective portion classified as revenue.

(3) Ineffective portion and amount excluded from effectiveness testing classified in interest and other income (expense), net.

(4) Classified in interest and other income (expense), net.

Net gains (losses) recognized in interest and other income (expense), net relating to balance sheet hedging for fiscal 2010, 2009 and 2008 were as follows (in thousands):

| | 2010 | 2009 | 2008 |
|---|---|---|---|
| Gain (loss) on foreign currency assets and liabilities: | | | |
| Net realized gain (loss) recognized in other income | $ (11,470) | $ 25,384 | $ (7,738) |
| Net unrealized (loss) gain recognized in other income related to instruments outstanding | (12,345) | (6,390) | 5,223 |
| | (23,815) | 18,994 | (2,515) |
| (Loss) gain on hedges of foreign currency assets and liabilities: | | | |
| Net realized gain (loss) recognized in other income | 21,921 | (11,872) | (3,255) |
| Net unrealized gain (loss) recognized in other income | 12,247 | (2,535) | 3,920 |
| | 34,168 | (14,407) | 665 |
| Net gain (loss) recognized in interest and other income (expense), net | $ 10,353 | $ 4,587 | $ (1,850) |

## NOTE 6. PROPERTY AND EQUIPMENT

Property and equipment, net consisted of the following as of December 3, 2010 and November 27, 2009 (in thousands):

| | 2010 | 2009 |
|---|---|---|
| Computers and equipment | $ 454,351 | $ 409,595 |
| Furniture and fixtures | 68,322 | 62,786 |
| Server hardware under capital lease | 32,151 | — |
| Capital projects in-progress | 20,805 | 19,931 |
| Leasehold improvements | 188,334 | 152,200 |
| Land | 110,160 | 86,493 |
| Buildings | 99,845 | 99,845 |
| Total | 973,968 | 830,850 |
| Less accumulated depreciation and amortization | (525,087) | (442,718) |
| Property and equipment, net | $ 448,881 | $ 388,132 |

Depreciation and amortization expense of property and equipment for fiscal 2010, 2009 and 2008 was $107.5 million, $95.9 million and $83.3 million, respectively.

## NOTE 7. GOODWILL AND PURCHASED AND OTHER INTANGIBLES

Goodwill by reportable segment and activity for the years ended November 27, 2009 and December 3, 2010 was as follows (in thousands):

| | 2008 | Acquisitions | Other[1] | 2009 | Acquisitions | Other[2] | 2010 |
|---|---|---|---|---|---|---|---|
| Creative Solutions | $ 956,011 | $ 253,463 | $ 1,126 | $ 1,210,600 | $ — | $ (3,500) | $ 1,207,100 |
| Knowledge Worker | 408,318 | — | 2,255 | 410,573 | — | (1,969) | 408,604 |
| Enterprise | 298,039 | — | (4,310) | 293,729 | 159,924 | (5,981) | 447,672 |
| Omniture | — | 1,108,034 | — | 1,108,034 | — | (1,130) | 1,106,904 |
| Platform | 265,518 | — | (398) | 265,120 | — | (50) | 265,070 |
| Print and Publishing | 206,844 | — | (311) | 206,533 | — | (39) | 206,494 |
| Goodwill | $ 2,134,730 | $ 1,361,497 | $ (1,638) | $ 3,494,589 | $ 159,924 | $ (12,669) | $ 3,641,844 |

(1) Includes net reductions in goodwill of $5.2 million for tax related obligations associated with our acquisitions of Macromedia and Accelio in addition to a facility lease obligation adjustment of $1.7 million related to Macromedia, offset in part by foreign currency translation adjustments and other individually insignificant tax items.

(2) The change includes adjustments to our Omniture purchase price allocation through the second quarter of fiscal 2010 and foreign currency translation adjustments. We also recorded adjustments for restructuring and tax deductions from acquired stock options associated with our Omniture and Macromedia acquisitions. *See Note 2 for further information regarding our acquisitions.*

Purchased and other intangible assets, net by reportable segment as of December 3, 2010 and November 27, 2009 were as follows (in thousands):

| | 2010 | 2009 |
|---|---|---|
| Creative Solutions | $ 20,617 | $ 124,178 |
| Knowledge Worker | 9,455 | 23,041 |
| Enterprise | 80,092 | 6,588 |
| Omniture | 344,059 | 358,204 |
| Platform | 1,208 | 9,159 |
| Print and Publishing | 1,832 | 6,218 |
| Purchased and other intangible assets, net | $ 457,263 | $ 527,388 |

Purchased and other intangible assets subject to amortization as of December 3, 2010 and November 27, 2009 were as follows (in thousands):

| | 2010 | | | 2009 | | |
|---|---|---|---|---|---|---|
| | Cost | Accumulated Amortization | Net | Cost | Accumulated Amortization | Net |
| Purchased technology | $ 260,198 | $ (61,987) | $ 198,211 | $ 586,952 | $ (387,731) | $ 199,221 |
| Localization | $ 14,768 | $ (9,355) | $ 5,413 | $ 20,284 | $ (15,222) | $ 5,062 |
| Trademarks | 172,019 | (136,480) | 35,539 | 172,030 | (104,953) | 67,077 |
| Customer contracts and relationships | 398,421 | (197,459) | 200,962 | 363,922 | (159,450) | 204,472 |
| Other intangibles | 51,265 | (34,127) | 17,138 | 54,535 | (2,979) | 51,556 |
| Total other intangible assets | $ 636,473 | $ (377,421) | $ 259,052 | $ 610,771 | $ (282,604) | $ 328,167 |
| Purchased and other intangible assets | $ 896,671 | $ (439,408) | $ 457,263 | $ 1,197,723 | $ (670,335) | $ 527,388 |

During the first half of fiscal 2010, purchased and other intangible assets from prior acquisitions, primarily Macromedia, became fully amortized and were removed from the balance sheet. Amortization expense related to purchased and other intangible assets was $156.7 million, $151.3 million and $184.4 million for fiscal 2010, 2009 and 2008, respectively. Of these amounts, for fiscal 2010, 2009 and 2008, $84.5 million, $88.3 million and $116.1 million, respectively, was included in cost of sales.

Purchased and other intangible assets are amortized over their estimated useful lives of 1 to 13 years. As of December 3, 2010, we expect amortization expense in future periods to be as follows (in thousands):

| Fiscal Year | Purchased Technology | Other Intangible Assets |
|---|---|---|
| 2011 | $ 44,306 | $ 57,980 |
| 2012 | 42,699 | 29,374 |
| 2013 | 38,691 | 27,029 |
| 2014 | 35,801 | 26,191 |
| 2015 | 30,938 | 25,777 |
| Thereafter | 5,776 | 92,701 |
| Total expected amortization expense | $ 198,211 | $ 259,052 |

## NOTE 8. OTHER ASSETS

Other assets as of December 3, 2010 and November 27, 2009 consisted of the following (in thousands):

| | 2010 | 2009 |
|---|---|---|
| Acquired rights to use technology | $ 71,521 | $ 84,313 |
| Investments | 25,018 | 63,526 |
| Security and other deposits | 11,266 | 11,692 |
| Prepaid royalties | 7,726 | 12,059 |
| Debt issuance costs | 9,574 | — |
| Deferred compensation plan assets | 11,071 | 9,045 |
| Restricted cash | 2,499 | 4,650 |
| Prepaid land lease | 13,215 | 3,209 |
| Prepaid rent | 787 | 1,377 |
| Other(*) | 17,194 | 1,394 |
| Other assets | $ 169,871 | $ 191,265 |

(*) Fiscal 2010 includes a tax asset of approximately $11 million related to an acquired entity.

In general, acquired rights to use technology are amortized over their estimated useful lives of 3 to 13 years.

Included in investments are our indirect investments through our limited partnership interest in Adobe Ventures of approximately $37.1 million as of November 27, 2009. Our limited partnership interest in Adobe Ventures terminated on September 30, 2010 and no additional investments were made. As of December 3, 2010, our investment balance was zero. Adobe Ventures was consolidated in accordance with the provisions for consolidating variable interest entities as we determined we had the power to direct the activities that most significantly impacted the entity's economic performance and we had the obligation to absorb losses or the right to receive benefits through our limited partnership interest in Adobe Ventures. The partnership was controlled by Granite Ventures, an independent venture capital firm and sole general partner of Adobe Ventures. We were the primary beneficiary of Adobe Ventures and bore virtually all of the risks and rewards related to our ownership. Our investment in Adobe Ventures did not have a significant impact on our consolidated financial position, results of operations or cash flows.

The primary purpose of our limited partnership interest in Adobe Ventures was to invest in securities of private companies which either operated in, or were expected to operate in, industries where technology and business model trends were expected to have an impact on our core business. Our maximum capital commitment to Adobe Ventures was $104.6 million, of which approximately $96.3 million was invested.

Adobe Ventures carried its investments in equity securities at estimated fair value and investment gains and losses were included in our Consolidated Statements of Income. Substantially all of the investments held by Adobe Ventures at November 27, 2009 were not publicly traded and, therefore, there was no established market for these securities. In order to determine the fair value of these investments, we used the most recent round of financing involving new non-strategic investors or estimates of fair value made by Granite Ventures. We evaluated the fair value of these investments held by Adobe Ventures on a regular basis. This evaluation included, but was not limited to, reviewing each company's cash position, financing needs, earnings and revenue outlook, operational performance, management and ownership changes and competition. In the case of privately-held companies, this evaluation was based on information that we requested from these companies. This information was not subject to the same disclosure regulations as U.S. publicly traded companies and as such, the basis for these evaluations were subject to the timing and the accuracy of the data received from these companies.

Also included in investments are our direct investments in privately-held companies of approximately $25.0 million and $26.4 million as of December 3, 2010 and November 27, 2009, respectively, which are accounted for based on the cost method. We assess these investments for impairment in value as circumstances dictate.

Other assets include the fair value, at inception, of the residual value guarantee associated with our leases on the buildings we occupy as part of our corporate headquarters. The lease agreements for our corporate headquarters provide for residual value guarantees. The fair value of a residual value guarantee in lease agreements entered into after December 31, 2002, must be recognized as a liability on our Consolidated Balance Sheets. As such, we recognized $5.2 million and $3.0 million in liabilities, related to the extended East and West Towers and Almaden Tower leases, respectively. These liabilities are recorded in other long-term liabilities with the offsetting entry recorded as prepaid rent in other assets. The balance is being amortized to the Consolidated Statements of Income over the life of the leases. As of December 3, 2010 and November 27, 2009, the unamortized portion of the fair value of the residual value guarantees remaining in other long-term liabilities and prepaid rent was $0.7 million and $1.3 million, respectively.

## NOTE 9. ACCRUED EXPENSES

Accrued expenses as of December 3, 2010 and November 27, 2009 consisted of the following (in thousands):

| | 2010 | 2009 |
|---|---|---|
| Accrued compensation and benefits | $ 290,366 | $ 164,352 |
| Sales and marketing allowances | 38,706 | 32,774 |
| Accrued marketing | 26,404 | 28,233 |
| Taxes payable | 21,800 | 11,879 |
| Accrued interest expense | 21,203 | 1,355 |
| Other | 165,796 | 181,053 |
| Accrued expenses | $ 564,275 | $ 419,646 |

Other primarily includes general corporate accruals for local and regional expenses and technical support. Other is also comprised of deferred rent related to office locations with rent escalations, accrued royalties and foreign currency derivatives.

## NOTE 10. INCOME TAXES

Income before income taxes includes income from foreign operations of $659.3 million, $422.4 million and $740.3 million for fiscal 2010, 2009 and 2008, respectively.

The provision for income taxes for fiscal 2010, 2009 and 2008 consisted of the following (in thousands):

| | 2010 | 2009 | 2008 |
|---|---|---|---|
| Current: | | | |
| United States federal | $ 260,118 | $ 152,840 | $ 24,179 |
| Foreign | 44,869 | 36,794 | 27,680 |
| State and local | 31,866 | 25,427 | 6,972 |
| Total current | 336,853 | 215,061 | 58,831 |
| Deferred: | | | |
| United States federal | (158,350) | 50,376 | 41,678 |
| Foreign | (6,475) | 559 | (9,693) |
| State and local | (14,665) | 4,635 | 25,518 |
| Total deferred | (179,490) | 55,570 | 57,503 |
| Tax expense attributable to employee stock plans | 11,108 | 44,381 | 90,360 |
| Provision for income taxes | $ 168,471 | $ 315,012 | $ 206,694 |

Total income tax expense differs from the expected tax expense (computed by multiplying the U.S. federal statutory rate of 35% by income before income taxes) as a result of the following (in thousands):

| | 2010 | 2009 | 2008 |
|---|---|---|---|
| Computed "expected" tax expense | $ 330,103 | $ 245,532 | $ 377,478 |
| State tax expense, net of federal benefit | 13,444 | 7,799 | 12,700 |
| Tax credits | (1,317) | (14,127) | (12,873) |
| Differences between statutory rate and foreign effective tax rate | (129,063) | (91,262) | (132,470) |
| Change in deferred tax asset valuation allowance | 1,408 | 2,759 | (1,105) |
| Stock-based compensation (net of tax deduction) | 4,181 | 6,085 | 5,457 |
| Resolution of U.S. income tax exams | (39,753) | — | (20,712) |
| Foreign tax refund for fiscal 2000 - 2002 | — | — | (16,351) |
| Domestic manufacturing deduction benefit | (14,630) | (7,525) | (6,300) |
| Tax charge for licensing Omniture's technology to foreign subsidiaries | — | 161,701 | — |
| Other, net | 4,098 | 4,050 | 870 |
| Provision for income taxes | $ 168,471 | $ 315,012 | $ 206,694 |

*Deferred Tax Assets and Liabilities*

The tax effects of the temporary differences that gave rise to significant portions of the deferred tax assets and liabilities as of December 3, 2010 and November 27, 2009 are presented below (in thousands):

| | 2010 | 2009 |
|---|---|---|
| Deferred tax assets: | | |
| Acquired technology | $ 3,774 | $ 937 |
| Reserves and accruals | 72,395 | 68,472 |
| Deferred revenue | 17,114 | 17,441 |
| Unrealized losses on investments | 6,263 | 15,263 |
| Stock-based compensation | 73,985 | 56,541 |
| Net operating loss of acquired companies | 24,284 | 56,138 |
| Credits | 8,629 | 12,205 |
| Capitalized expenses | 9,188 | 5,701 |
| Other | 12,889 | 11,603 |
| Total gross deferred tax assets | 228,521 | 244,301 |
| Deferred tax asset valuation allowance | (5,691) | (4,283) |
| Total deferred tax assets | 222,830 | 240,018 |
| Deferred tax liabilities: | | |
| Depreciation and amortization | (38,524) | (11,975) |
| Undistributed earnings of foreign subsidiaries | (55,841) | (210,619) |
| Acquired intangible assets | (148,316) | (192,493) |
| Total deferred tax liabilities | (242,681) | (415,087) |
| Net deferred tax (liabilities) assets | $ (19,851) | $ (175,069) |

The deferred tax assets and liabilities for fiscal 2010 and fiscal 2009 include amounts related to various acquisitions. The total change in deferred tax assets and liabilities in fiscal 2010 includes changes that are recorded to OCI, additional paid-in capital, goodwill and retained earnings.

We repatriated $700 million of undistributed foreign earnings for which a deferred tax liability had been previously recognized. As such, a long-term deferred tax liability of approximately $200 million was reclassified from deferred income taxes to income taxes payable in the first quarter of fiscal 2010 and was paid during fiscal 2010.

We provide U.S. income taxes on the earnings of foreign subsidiaries unless the subsidiaries' earnings are considered permanently reinvested outside the U.S. To the extent that the foreign earnings previously treated as permanently reinvested are repatriated, the related U.S. tax liability may be reduced by any foreign income taxes paid on these earnings. As of December 3, 2010, the cumulative amount of earnings upon which U.S. income taxes have not been provided is approximately $1.9 billion. The unrecognized deferred tax liability for these earnings is approximately $545.4 million.

As of December 3, 2010, we have U.S. net operating loss carryforward assets of approximately $68.3 million for federal and $7.7 million for state. We also have federal and state tax credit carryforwards of approximately $3.7 million and $7.6 million, respectively. The net operating loss carryforward assets, federal tax credits and foreign tax credits will expire in various years from fiscal 2011 through 2029. The state tax credit carryforwards can be carried forward indefinitely. The net operating loss carryforward assets and certain credits are subject to an annual limitation under Internal Revenue Code Section 382, but are expected to be fully realized.

In addition, we have been tracking certain deferred tax attributes of $50.2 million which have not been recorded in the financial statements pursuant to accounting standards related to stock-based compensation. These amounts are no longer included in our gross or net deferred tax assets. Pursuant to these standards, the benefit of these deferred tax assets will be recorded to equity when they reduce taxes payable.

A valuation allowance has been established for certain deferred tax assets related to the impairment of investments. At the end of fiscal 2010, our valuation allowance was $5.7 million.

*Accounting for Uncertainty in Income Taxes*

During fiscal 2010 and 2009, our aggregate changes in our total gross amount of unrecognized tax benefits are summarized as follows (in thousands):

| | 2010 | 2009 |
|---|---|---|
| Beginning balance | $ 218,040 | $ 139,549 |
| Gross increases in unrecognized tax benefits – prior year tax positions | 9,580 | 44,696 |
| Gross decreases in unrecognized tax benefits – prior year tax positions | (7,104) | (1,523) |
| Gross increases in unrecognized tax benefits – current year tax positions | 15,108 | 42,422 |
| Settlements with taxing authorities | (70,484) | (429) |
| Lapse of statute of limitations | (7,896) | (12,585) |
| Foreign exchange gains and losses | (319) | 5,910 |
| Ending balance | $ 156,925 | $ 218,040 |

As of December 3, 2010, the combined amount of accrued interest and penalties related to tax positions taken on our tax returns and included in non-current income taxes payable was approximately $15.4 million.

We file income tax returns in the U.S. on a federal basis and in many U.S. state and foreign jurisdictions. We are subject to the continual examination of our income tax returns by the IRS and other domestic and foreign tax authorities. Our major tax jurisdictions are the U.S., Ireland and California. For California, Ireland and the U.S., the earliest fiscal years open for examination are 2005, 2004 and 2008, respectively. We regularly assess the likelihood of outcomes resulting from these examinations to determine the adequacy of our provision for income taxes and have reserved for potential adjustments that may result from the current examination. We believe such estimates to be reasonable; however, there can be no assurance that the final determination of any of these examinations will not have an adverse effect on our operating results and financial position.

In October 2010, a U.S. income tax examination covering our fiscal years 2005 through 2007 was completed. Our accrued tax and interest related to these years was $59 million and was previously reported in long-term income taxes payable. We paid $20 million in conjunction with the aforementioned resolution. A net income statement tax benefit in the fourth quarter of fiscal 2010 of $39 million resulted.

The timing of the resolution of income tax examinations is highly uncertain as are the amounts and timing of tax payments that are part of any audit settlement process. These events could cause large fluctuations in the balance sheet classification of current and non-current assets and liabilities. The Company believes that before the end of fiscal 2011, it is reasonably possible that either certain audits will conclude or statutes of limitations on certain income tax examination periods will expire, or both. Given the uncertainties described above, we can only determine a range of estimated potential decreases in underlying unrecognized tax benefits ranging from $0 to approximately $5 million. These amounts would decrease income tax expense under current GAAP related to income taxes and as a result of our adoption of new accounting standards related to business combinations in fiscal 2010 (*see Note 1*). Adjustments to acquired income tax liabilities (including adjustments for acquisitions completed prior to the effective date) that are recorded subsequent to the acquisition date will be recognized in income from continuing operations, with certain exceptions, if such changes occur after the measurement period.

## NOTE 11. RESTRUCTURING

*Fiscal 2009 Restructuring Plan*

On November 10, 2009, in order to appropriately align our costs in connection with our fiscal 2010 operating plan, we initiated a restructuring plan consisting of reductions of up to approximately 630 full-time positions worldwide. In connection with this restructuring plan, in the fourth quarter of fiscal 2009, we recorded restructuring charges of approximately $25.5 million related to ongoing termination benefits for the elimination of approximately 340 of these full-time positions worldwide. The restructuring activities related to this program affect only those employees and facilities that were associated with Adobe prior to the acquisition of Omniture on October 23, 2009.

During fiscal 2010, we continued to implement restructuring activities under this plan. We vacated approximately 50,000 square feet of sales and or research and development facilities in Australia, Canada, Denmark and the U.S. We accrued $7.0 million for the fair value of our future contractual obligations under these operating leases using our credit-adjusted risk-free interest rate, estimated at approximately 7% as of the date we ceased to use the leased properties. This amount is net of the fair value of future estimated sublease income of approximately $7.1 million. We also recorded charges of $18.4 million in termination benefits for the elimination of substantially all of the remaining full-time positions expected to be terminated worldwide. We also recorded net adjustments of approximately $1.7 million to reflect net decreases in previously recorded estimates for termination benefits and facilities-related liabilities. Total costs incurred to date and expected to be incurred for closing redundant facilities are $6.7 million and $13.7 million, respectively.

*Omniture Restructuring Plan*

We completed our acquisition of Omniture on October 23, 2009. In the fourth quarter of fiscal 2009, we initiated a plan to restructure the pre-merger operations of Omniture to eliminate certain duplicative activities, focus our resources on future growth opportunities and reduce our cost structure. In connection with this restructuring plan, we accrued a total of approximately $10.6 million in costs related to termination benefits for the elimination of approximately 100 regular positions and for the closure of duplicative facilities. We also accrued approximately $0.2 million in costs related to the cancellation of certain contracts associated with the wind-down of subsidiaries and other service contracts held by Omniture. These costs were recorded as a part of the purchase price allocation, as discussed in *Note 2*.

Additionally, approximately $1.5 million of restructuring costs related to facilities were included in the liabilities assumed by us upon acquisition of Omniture on October 23, 2009. Restructuring costs related to these facilities were approximately $1.4 million at November 27, 2009.

*Fiscal 2008 Restructuring Plan*

In the fourth quarter of fiscal 2008, we initiated a restructuring program, consisting of reductions in workforce of approximately 560 full-time positions globally and the consolidation of facilities, in order to reduce our operating costs and focus our resources on key strategic priorities. In connection with this restructuring program, we recorded restructuring charges totaling $29.2 million related to ongoing termination benefits for the elimination of approximately 460 of the 560 full-time positions globally.

During fiscal 2009, we continued to implement restructuring activities under this program. We vacated approximately 89,000 square feet of research and development and sales facilities in the U.S., the United Kingdom and Canada. We accrued $8.5 million for the fair value of our future contractual obligations under these operating leases using our credit-adjusted risk-free interest rate, estimated at approximately 6% as of the date we ceased to use the leased properties. This amount is net of the fair value of future estimated sublease income of approximately $4.4 million. We also recorded additional charges of $6.7 million in termination benefits for the elimination of substantially all of the remaining 100 full-time positions expected to be terminated. Total costs incurred to date and expected to be incurred for closing redundant facilities are $8.5 million and $8.6 million, respectively.

*Macromedia Restructuring Plan*

We completed our acquisition of Macromedia on December 3, 2005. In connection with this acquisition, we initiated plans to restructure both the pre-merger operations of Adobe and Macromedia to eliminate certain duplicative activities, focus our resources on future growth opportunities and reduce our cost structure. In connection with the worldwide restructuring plan, we recognized costs related to termination benefits for employee positions that were eliminated and for the closure of duplicative facilities. We also recognized costs related to the cancellation of certain contracts associated with the wind-down of subsidiaries and other service contracts held by Macromedia. Total costs incurred for termination benefits and contract terminations were $27.0 million and $3.2 million, respectively, and those actions were completed during fiscal 2007.

*Summary of Restructuring Plans*

The following table sets forth a summary of restructuring activities related to all of our restructuring plans described above during fiscal 2010 (in thousands):

| | November 27, 2009 | Costs Incurred | Cash Payments | Other Adjustments | December 3, 2010 |
|---|---|---|---|---|---|
| Fiscal 2009 Plan: | | | | | |
| Termination benefits | $ 22,984 | $ 18,413 | $ (35,980) | $ (3,844) | $ 1,573 |
| Cost of closing redundant facilities | — | 7,047 | (1,398) | 1,653 | 7,302 |
| Omniture Plan: | | | | | |
| Termination benefits | 6,712 | — | (5,674) | (552) | 486 |
| Cost of closing redundant facilities | 5,323 | — | (2,481) | (122) | 2,720 |
| Contract termination | 242 | — | (165) | 102 | 179 |
| Fiscal 2008 Plan: | | | | | |
| Termination benefits | 1,057 | — | (435) | (322) | 300 |
| Cost of closing redundant facilities | 3,382 | — | (924) | (309) | 2,149 |
| Macromedia Plan: | | | | | |
| Cost of closing redundant facilities | 5,006 | — | (2,834) | (514) | 1,658 |
| Other | 8 | — | (2) | — | 6 |
| Total restructuring plans | $ 44,714 | $ 25,460 | $ (49,893) | $ (3,908) | $ 16,373 |

Accrued restructuring charges of approximately $16.4 million as of December 3, 2010 includes $8.1 million recorded in accrued restructuring, current and $8.3 million related to long-term facilities obligations recorded in accrued restructuring, non-current on our Consolidated Balance Sheets. We expect to pay accrued termination benefits through the first quarter of fiscal 2011 and facilities-related liabilities under contract through fiscal 2021 of which over 70% will be paid through 2013.

Included in the other adjustments column are $(2.2) million related to changes in previous estimates, $(0.9) million related to foreign currency translation adjustments and $(0.8) million in adjustments to goodwill associated with our acquisitions in prior years.

## NOTE 12. BENEFIT PLANS

*Retirement Savings Plan*

In 1987, we adopted an Employee Investment Plan, qualified under Section 401(k) of the Internal Revenue Code, which is a retirement savings plan covering substantially all of our U.S. employees, now referred to as the Adobe 401(k) Retirement Savings Plan. Under the plan, eligible employees may contribute up to 65% of their pretax or after-tax salary, subject to the Internal Revenue Service annual contribution limits. In fiscal 2010, we matched 50% of the first 6% of the employee's eligible compensation. We contributed $17.9 million, $15.1 million and $16.6 million in fiscal 2010, 2009 and 2008, respectively. We can terminate matching contributions at our discretion.

*Profit Sharing Plan*

Our profit sharing plan was discontinued effective fiscal 2010. The profit sharing plan provided for profit sharing payments to all eligible employees following each quarter in which we achieve at least 75% of our budgeted earnings for the quarter for fiscal 2009 and 80% of our budgeted earnings for the quarter for fiscal year 2008. The plan, as well as the annual operating budget on which the plan was based, was approved by our Board of Directors. We contributed $13.3 million and $73.8 million to the plan in fiscal 2009 and 2008, respectively.

*Deferred Compensation Plan*

On September 21, 2006, the Board of Directors approved the Adobe Systems Incorporated Deferred Compensation Plan, effective December 2, 2006 (the "Deferred Compensation Plan"). The Deferred Compensation Plan is an unfunded, non-qualified, deferred compensation arrangement under which certain executives and members of the Board of Directors are able to defer a portion of their annual compensation. Participants may elect to contribute up to 75% of their base salary and 100% of other specified compensation, including commissions, bonuses, performance-based and time-based restricted stock units, and directors' fees. Participants are able to elect the payment of benefits to begin on a specified date at least three years after the end of the plan year in which the election is made in the form of a lump sum or annual installments over five, ten or fifteen years. Upon termination of a participant's employment with Adobe, such participant will receive a distribution in the form of a lump sum payment. All distributions will be made in cash, except for deferred performance-based and time-based restricted stock units which will be settled in stock. As of December 3, 2010 and November 27, 2009, the invested amounts under the Deferred Compensation Plan total $11.1 million and $9.0 million, respectively and were recorded as other assets on our Consolidated Balance Sheets. As of December 3, 2010 and November 27, 2009, $11.5 million and $9.0 million, respectively, was recorded as long-term liabilities to recognize undistributed deferred compensation due to employees.

## NOTE 13. STOCK-BASED COMPENSATION

We have the following stock-based compensation plans and programs:

*Stock Option Plans*

Our stock option program is a long-term retention program that is intended to attract, retain and provide incentives for talented employees, officers and directors, and to align stockholder and employee interests. Currently, we grant options from the 2003 Equity Incentive Plan, as amended ("2003 Plan"), and the 2005 Equity Incentive Assumption Plan ("2005 Assumption Plan"). These plans are collectively referred to in the following discussion as "the Plans." Under the Plans, options can be granted to all employees, including executive officers, outside consultants and non-employee directors. The Plans will continue until the earlier of (i) termination by the Board or (ii) the date on which all of the shares available for issuance under the plan have been issued and restrictions on issued shares have lapsed. Option vesting periods are generally four years for all of the Plans. Options granted under the Plans generally expire seven years from the effective date of grant.

As of December 3, 2010, we had reserved 124.5 million and 4.4 million shares of common stock for issuance under our 2003 Plan and 2005 Assumption Plan, respectively. As of December 3, 2010, we had 46.4 million and 3.9 million shares available for grant under our 2003 Plan and 2005 Assumption Plan, respectively.

*Employee Stock Purchase Plan*

Our 1997 Employee Stock Purchase Plan ("ESPP") allows eligible employee participants to purchase shares of our common stock at a discount through payroll deductions. The ESPP consists of a twenty-four month offering period with four six-month purchase periods in each offering period. Employees purchase shares in each purchase period at 85% of the market value of our common stock at either the beginning of the offering period or the end of the purchase period, whichever price is lower. The ESPP will continue until the earlier of (i) termination by the Board or (ii) the date on which all of the shares available for issuance under the plan have been issued.

As of December 3, 2010, we had reserved 76.0 million shares of our common stock for issuance under the ESPP and approximately 9.0 million shares remain available for future issuance.

*Restricted Stock Plan*

We grant restricted stock awards and performance awards to officers and key employees under our Amended 1994 Performance and Restricted Stock Plan ("Restricted Stock Plan"). We can also grant restricted stock units to all eligible employees under the Restricted Stock Plan and the 2003 Plan. Restricted stock awards issued under these plans vest annually over three years. Performance awards and restricted stock units issued under these plans generally vest over four years, the majority of which vest 25% annually; certain restricted stock units vest 50% on the second anniversary and 25% on each of the third and fourth anniversaries.

As of December 3, 2010, we had reserved 16.0 million shares of our common stock for issuance under the Restricted Stock Plan and approximately 14.7 thousand shares were available for grant.

*Performance Share Programs*

Effective January 25, 2010, the Executive Compensation Committee adopted the 2010 Performance Share Program (the "2010 Program"). The purpose of the 2010 Program is to align key management and senior leadership with stockholders' interests and to retain key employees. The measurement period for the 2010 Program is our fiscal 2010 year. All members of our executive management and other key senior leaders are participating in the 2010 Program. Awards granted under the 2010 Program were granted in the form of performance shares pursuant to the terms of our 2003 Equity Incentive Plan. If pre-determined performance goals are met, shares of stock will be granted to the recipient, with one third vesting on the later of the date of certification of achievement or the first anniversary date of the grant, and the remaining two thirds vesting evenly on the following two annual anniversary dates of the grant, contingent upon the recipient's continued service to

Adobe. Participants in the 2010 Program have the ability to receive up to 150% of the target number of shares originally granted.

*Issuance of Shares*

Upon exercise of stock options, vesting of restricted stock and performance shares, and purchases of shares under the ESPP, we will issue treasury stock. If treasury stock is not available, common stock will be issued. In order to minimize the impact of on-going dilution from exercises of stock options and vesting of restricted stock and performance shares, we instituted a stock repurchase program. *See Note 14 for information regarding our stock repurchase programs.*

*Valuation of Stock-Based Compensation*

Stock-based compensation cost is measured at the grant date based on the fair value of the award. We currently use the Black-Scholes option pricing model to determine the fair value of stock options and ESPP shares. The determination of the fair value of stock-based payment awards on the date of grant using an option pricing model is affected by our stock price as well as assumptions regarding a number of complex and subjective variables. These variables include our expected stock price volatility over the expected term of the awards, actual and projected employee stock option exercise behaviors, a risk-free interest rate and any expected dividends.

We estimate the expected term of options granted by calculating the average term from our historical stock option exercise experience. We estimate the volatility of our common stock by using implied volatility in market traded options. Our decision to use implied volatility was based upon the availability of actively traded options on our common stock and our assessment that implied volatility is more representative of future stock price trends than historical volatility. We base the risk-free interest rate that we use in the option valuation model on zero-coupon yields implied by U.S. Treasury issues with remaining terms similar to the expected term on the options. We do not anticipate paying any cash dividends in the foreseeable future and therefore use an expected dividend yield of zero in the option valuation model. We are required to estimate forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. We use historical data to estimate pre-vesting option forfeitures and record stock-based compensation expense only for those awards that are expected to vest.

The assumptions used to value our option grants were as follows:

| | Fiscal Years | | |
|---|---|---|---|
| | 2010 | 2009 | 2008 |
| Expected term (in years) | 3.8 – 5.1 | 3.0 – 4.1 | 2.3 – 4.7 |
| Volatility | 29 – 36% | 34 – 57% | 32 – 60% |
| Risk-free interest rate | 1.04 – 2.66% | 1.16 – 2.24% | 1.70 – 3.50% |

The expected term of ESPP shares is the average of the remaining purchase periods under each offering period. The assumptions used to value employee stock purchase rights were as follows:

| | Fiscal Years | | |
|---|---|---|---|
| | 2010 | 2009 | 2008 |
| Expected term (in years) | 0.5 – 2.0 | 0.5 – 2.0 | 0.5 – 2.0 |
| Volatility | 32 – 40% | 40 – 57% | 30 – 36% |
| Risk-free interest rate | 0.18 – 1.09% | 0.27 – 1.05% | 2.12 – 3.29% |

We recognize the estimated compensation cost of restricted stock awards and restricted stock units, net of estimated forfeitures, over the vesting term. The estimated compensation cost is based on the fair value of our common stock on the date of grant.

We recognize the estimated compensation cost of performance shares, net of estimated forfeitures. The awards are earned upon attainment of identified performance goals, some of which contain discretionary metrics. As such, these awards are re-valued based on our traded stock price at the end of each reporting period. If the discretion is removed, the award will be classified as a fixed equity award. The fair value of the awards will be based on the measurement date, which is the date the award becomes fixed. The awards will be subsequently amortized over the remaining performance period.

*Summary of Stock Options*

Option activity under our stock option program for fiscal years 2010, 2009 and 2008 was as follows (shares in thousands):

| | Outstanding Options | |
|---|---|---|
| | Number of Shares | Weighted Average Exercise Price |
| November 30, 2007 | 47,742 | $ 28.47 |
| Granted | 5,462 | $ 35.08 |
| Exercised | (9,983) | $ 25.45 |
| Cancelled | (2,517) | $ 35.34 |
| November 28, 2008 | 40,704 | $ 29.67 |
| Granted | 5,758 | $ 22.90 |
| Exercised | (7,560) | $ 17.15 |
| Cancelled | (3,160) | $ 33.57 |
| Increase due to acquisition | 5,509 | $ 20.15 |
| November 27, 2009 | 41,251 | $ 29.45 |
| Granted | 3,198 | $ 34.03 |
| Exercised | (5,196) | $ 20.48 |
| Cancelled | (2,908) | $ 33.94 |
| Increase due to acquisition | 730 | $ 8.24 |
| December 3, 2010 | 37,075 | $ 30.33 |

The weighted average fair values of options granted during fiscal 2010, 2009 and 2008 were $9.17, $8.39 and $10.32, respectively.

The total intrinsic value of options exercised during fiscal 2010, 2009 and 2008 was $72.7 million, $91.8 million and $142.4 million, respectively. The intrinsic value is calculated as the difference between the market value on the date of exercise and the exercise price of the shares.

Information regarding the stock options outstanding at December 3, 2010, November 27, 2009 and November 28, 2008 is summarized below:

| | Number of Shares (thousands) | Weighted Average Exercise Price | Weighted Average Remaining Contractual Life (years) | Aggregate Intrinsic Value(*) (millions) |
|---|---|---|---|---|
| **As of December 3, 2010** | | | | |
| Options outstanding | 37,075 | $ 30.33 | 3.62 | $ 116.3 |
| Options vested and expected to vest | 35,961 | $ 30.42 | 3.56 | $ 111.0 |
| Options exercisable | 27,763 | $ 31.17 | 3.06 | $ 72.7 |
| **As of November 27, 2009** | | | | |
| Options outstanding | 41,251 | $ 29.45 | 4.33 | $ 295.8 |
| Options vested and expected to vest | 39,322 | $ 29.54 | 4.24 | $ 279.1 |
| Options exercisable | 26,677 | $ 29.85 | 3.54 | $ 181.7 |
| **As of November 28, 2008** | | | | |
| Options outstanding | 40,704 | $ 29.67 | 4.00 | $ 76.1 |
| Options vested and expected to vest | 38,975 | $ 29.36 | 3.87 | $ 76.1 |
| Options exercisable | 28,034 | $ 26.61 | 3.28 | $ 76.1 |

(*) The intrinsic value is calculated as the difference between the market value as of end of the fiscal year and the exercise price of the shares. As reported by the NASDAQ Global Select Market, the market values as of December 3, 2010, November 27, 2009 and November 28, 2008 were $29.14, $35.38 and $23.16, respectively.

All stock options granted to current executive officers are made after a review by and with the approval of the Executive Compensation Committee of the Board of Directors.

*Summary of Employee Stock Purchase Plan Shares*

The weighted average subscription date fair value of shares under the ESPP during fiscal 2010, 2009 and 2008 were $7.43, $5.43 and $9.56, respectively. Employees purchased 3.3 million shares at an average price of $20.19, 3.2 million shares at an average price of $19.04, and 2.4 million shares at an average price of $30.40, respectively, for fiscal 2010, 2009 and 2008. The intrinsic value of shares purchased during fiscal 2010, 2009 and 2008 was $33.9 million, $21.7 million and $25.0 million, respectively. The intrinsic value is calculated as the difference between the market value on the date of purchase and the purchase price of the shares.

*Summary of Restricted Stock Awards*

Restricted stock award activity for fiscal 2010, 2009 and 2008 was as follows (shares in thousands):

| | Non-vested Shares | | Weighted Average Grant Date Fair Value |
|---|---|---|---|
| November 30, 2007 | 21 | $ | 36.41 |
| Awarded | — | $ | — |
| Released | (15) | $ | 34.94 |
| Forfeited | (2) | $ | 39.95 |
| November 28, 2008 | 4 | $ | 39.31 |
| Awarded | — | $ | — |
| Released | (1) | $ | 38.22 |
| Forfeited | — | $ | — |
| November 27, 2009 | 3 | $ | 40.01 |
| Awarded | — | $ | — |
| Released | (2) | $ | 40.06 |
| Forfeited | — | $ | — |
| December 3, 2010 | 1 | $ | 39.96 |

The total fair value of restricted stock awards vested during fiscal 2010, 2009 and 2008 was $46.3 thousand, $39.4 thousand and $0.5 million, respectively.

Restricted stock awards are considered outstanding at the time of grant, as the stock award holders are entitled to dividends and voting rights. Unvested restricted stock awards are not considered outstanding in the computation of basic earnings per share.

*Summary of Restricted Stock Units*

Restricted stock unit activity for fiscal years 2010, 2009 and 2008 was as follows (in thousands):

| | 2010 | 2009 | 2008 |
|---|---|---|---|
| Beginning outstanding balance | 10,433 | 4,261 | 1,701 |
| Awarded | 7,340 | 6,176 | 3,177 |
| Released | (2,589) | (1,162) | (422) |
| Forfeited | (1,294) | (401) | (195) |
| Increase due to acquisition | — | 1,559 | — |
| Ending outstanding balance | 13,890 | 10,433 | 4,261 |

The weighted average grant date fair values of restricted stock units granted during fiscal 2010, 2009 and 2008 were $33.47, $27.74 and $33.55, respectively. The total fair value of restricted stock units vested during fiscal 2010, 2009 and 2008 was $84.1 million, $27.1 million and $14.4 million, respectively.

Information regarding restricted stock units outstanding at the end of fiscal 2010, 2009 and 2008 is summarized below:

| | Number of Shares (thousands) | Weighted Average Remaining Contractual Life (years) | Aggregate Intrinsic Value(*) (millions) |
|---|---|---|---|
| **2010** | | | |
| Restricted stock units outstanding | 13,890 | 1.54 | $ 404.8 |
| Restricted stock units vested and expected to vest | 11,185 | 1.38 | $ 325.7 |
| **2009** | | | |
| Restricted stock units outstanding | 10,433 | 1.82 | $ 369.1 |
| Restricted stock units vested and expected to vest | 8,078 | 1.63 | $ 285.7 |
| **2008** | | | |
| Restricted stock units outstanding | 4,261 | 1.73 | $ 98.7 |
| Restricted stock units vested and expected to vest | 3,351 | 1.52 | $ 77.6 |

(*) The intrinsic value is calculated as the market value as of end of the fiscal year. As reported by the NASDAQ Global Select Market, the market values as of December 3, 2010, November 27, 2009 and November 28, 2008 were $29.14, $35.38 and $23.16, respectively.

*Summary of Performance Shares*

The following table sets forth the summary of performance share activity under our 2010 Program for fiscal 2010 (in thousands):

| | Shares Granted | Maximum Shares Eligible to Receive |
|---|---|---|
| Beginning outstanding balance | — | — |
| Awarded | 263 | 394 |
| Forfeited | (13) | (19) |
| Ending outstanding balance | 250 | 375 |

The performance metrics under the 2009 Performance Share Program were not achieved and therefore no shares were awarded.

In the first quarter of fiscal 2011, the Executive Compensation Committee certified the actual performance achievement of participants in the 2010 Performance Share Program (the "2010 Program"). Based upon the achievement of goals outlined in the 2010 Program, participants had the ability to receive up to 150% of the target number of shares originally granted. Actual performance resulted in participants achieving 135% of target or approximately 0.3 million shares for the 2010 Program. One third of the shares under the 2010 Program vested in the first quarter of fiscal 2011 and the remaining two thirds vest evenly on the following two annual anniversary dates of the grant, contingent upon the recipient's continued service to Adobe.

The following table sets forth the summary of performance share activity under our 2007 and 2008 programs, based upon share awards actually achieved, for fiscal 2010 and 2009 (in thousands):

| | 2010 | 2009 |
|---|---|---|
| Beginning outstanding balance | 950 | 383 |
| Achieved | — | 1,022 |
| Released | (350) | (382) |
| Forfeited | (43) | (73) |
| Ending outstanding balance | 557 | 950 |

The total fair value of performance awards vested during fiscal 2010, 2009 and 2008 was $12.0 million, $7.7 million and $16.7 million, respectively.

Information regarding performance shares outstanding at December 3, 2010 and November 27, 2009 is summarized below:

| | Number of Shares (thousands) | Weighted Average Remaining Contractual Life (years) | Aggregate Intrinsic Value(*) (millions) |
|---|---|---|---|
| **2010** | | | |
| Performance shares outstanding | 557 | 0.58 | $ 16.2 |
| Performance shares vested and expected to vest | 514 | 0.53 | $ 14.8 |
| **2009** | | | |
| Performance shares outstanding | 950 | 1.05 | $ 33.6 |
| Performance shares vested and expected to vest | 818 | 0.97 | $ 28.8 |
| **2008** | | | |
| Performance shares outstanding | 383 | 1.20 | $ 8.9 |
| Performance shares vested and expected to vest | 323 | 1.10 | $ 7.4 |

(*) The intrinsic value is calculated as the market value as of end of the fiscal year. As reported by the NASDAQ Global Select Market, the market values as of December 3, 2010, November 27, 2009 and November 28, 2008 were $29.14, $35.38 and $23.16, respectively.

*Grants to Non-Employee Directors*

The Directors Plan (and starting in fiscal 2008, the 2003 Plan) provides for the granting of nonqualified stock options to non-employee directors. Options granted before November 29, 2008 vest over four years: 25% on the day preceding each of our next four annual meetings and have a ten-year term. Starting in fiscal 2009, the initial equity grant to a new non-employee director is a restricted stock unit award having an aggregate value of $0.5 million based on the average stock price over the 30 calendar days ending on the day before the date of grant. The initial equity award vests over 2 years, 50% on the day preceding each of our next 2 annual meetings. For the annual equity grant, a non-employee director can elect to receive 100% options, 100% restricted stock units or 50% of each and shall have an aggregate value of $0.2 million as based on the average stock price over the 30 calendar days ending on the day before the date of grant. The target grant value of restricted stock units to stock options will be based on a 3:1 conversion ratio. Annual equity awards granted on or after November 29, 2008 vest 100% on the day preceding the next annual meeting. Options granted on or after November 29, 2008 have a seven-year term. The exercise price of the options that are issued is equal to the fair market value of our common stock on the date of grant.

Options granted to directors for fiscal 2010, 2009 and 2008 were as follows (shares in thousands):

| | 2010 | 2009 | 2008 |
|---|---|---|---|
| Options granted to existing directors | 18 | 175 | 250 |
| Exercise price | $ 33.82 | $ 23.28 | $ 37.09 |

Restricted stock units granted to directors for fiscal 2010 and 2009 were as follows (in thousands):

| | 2010 | 2009 |
|---|---|---|
| Restricted stock units granted to existing directors | 48 | 27 |
| Restricted stock units granted to new directors | — | 20 |

*Compensation Costs*

With the exception of performance shares, stock-based compensation expense is recognized on a straight-line basis over the requisite service period of the entire award, which is generally the vesting period. For performance shares, expense is recognized on a straight-line basis over the requisite service period for each vesting tranche of the award.

As of December 3, 2010, there was $257.9 million of unrecognized compensation cost, adjusted for estimated forfeitures, related to non-vested stock-based awards which will be recognized over a weighted average period of 2.5 years. Total unrecognized compensation cost will be adjusted for future changes in estimated forfeitures.

Total stock-based compensation costs that have been included in our Consolidated Statements of Income for fiscal 2010, 2009 and 2008 were as follows (in thousands):

| | Income Statement Classifications | | | | | |
|---|---|---|---|---|---|---|
| | Cost of Revenue– Subscription | Cost of Revenue– Services and Support | Research and Development | Sales and Marketing | General and Administrative | Total(1) |
| **Option Grants and Stock Purchase Rights(2)** | | | | | | |
| Fiscal 2010 | $ 1,265 | $ 1,251 | $ 37,221 | $ 40,983 | $ 21,111 | $ 101,831 |
| Fiscal 2009 | $ — | $ 1,906 | $ 45,535 | $ 38,790 | $ 24,595 | $ 110,826 |
| Fiscal 2008 | $ — | $ 3,728 | $ 55,653 | $ 41,326 | $ 24,521 | $ 125,228 |
| **Restricted Stock and Performance Share Awards(2)** | | | | | | |
| Fiscal 2010 | $ 1,422 | $ 1,065 | $ 51,387 | $ 52,253 | $ 23,128 | $ 129,255 |
| Fiscal 2009 | $ — | $ 639 | $ 27,931 | $ 19,818 | $ 9,274 | $ 57,662 |
| Fiscal 2008 | $ — | $ 570 | $ 20,835 | $ 17,928 | $ 10,810 | $ 50,143 |

(1) During fiscal 2010, 2009 and 2008, we recorded deferred tax benefits of $44.8 million, $25.4 million and $30.0 million, respectively.

(2) During fiscal 2009 and 2008, we recorded $0.9 million and $2.9 million, respectively, associated with cash recoveries of fringe benefit tax from employees in India.

## NOTE 14. STOCKHOLDERS' EQUITY

*Comprehensive Income (Loss)*

The following table sets forth the activity for each component of comprehensive income, net of related taxes, for fiscal 2010, 2009 and 2008 (in thousands):

| | 2010 | 2009 | 2008 |
|---|---|---|---|
| Net income | $ 774,680 | $ 386,508 | $ 871,814 |
| Other comprehensive income (loss): | | | |
| Available-for-sale securities: | | | |
| Unrealized gains (losses) on available-for-sale securities | (1,211) | 6,661 | (3,102) |
| Reclassification adjustment for (gains) losses on available-for-sale securities recognized during the period | (2,959) | (8,752) | 1,559 |
| Subtotal available-for-sale securities | (4,170) | (2,091) | (1,543) |
| Derivatives designated as hedging instruments: | | | |
| Unrealized (losses) gains on derivative instruments | 20,325 | (14,618) | 54,967 |
| Reclassification adjustment for gains on derivative instruments recognized during the period | (20,169) | (27,138) | (13,248) |
| Subtotal derivative instruments | 156 | (41,756) | 41,719 |
| Foreign currency translation adjustments | (3,004) | 11,071 | (10,902) |
| Other comprehensive income (loss) | (7,018) | (32,776) | 29,274 |
| Total comprehensive income, net of taxes | $ 767,662 | $ 353,732 | $ 901,088 |

The following table sets forth the taxes related to each component of OCI for fiscal 2010, 2009 and 2008 (in thousands):

| | 2010 | 2009 | 2008 |
|---|---|---|---|
| Available-for-sale securities | $ 495 | $ 931 | $ (988) |
| Foreign currency translation adjustments | $ 275 | $ 1,411 | $ (4,860) |

Taxes related to derivative instruments were zero for all fiscal years.

The following table sets forth the components of accumulated other comprehensive income, net of related taxes, for fiscal 2010 and 2009 (in thousands):

| | 2010 | 2009 |
|---|---|---|
| Net unrealized gains on available-for-sale securities: | | |
| Unrealized gains on available-for-sale securities | $ 12,138 | $ 13,818 |
| Unrealized losses on available-for-sale securities | (2,493) | (2) |
| Total net unrealized gains on available-for-sale securities | 9,645 | 13,816 |
| Net unrealized (losses) gains on derivative instruments | 151 | (5) |
| Cumulative foreign currency translation adjustments | 7,632 | 10,635 |
| Total accumulated other comprehensive income, net of taxes | $ 17,428 | $ 24,446 |

The following table sets forth the components of foreign currency translation adjustments for fiscal 2010, 2009 and 2008 (in thousands):

| | 2010 | 2009 | 2008 |
|---|---|---|---|
| Beginning balance | $ 10,640 | $ (431) | $ 10,471 |
| Foreign currency translation adjustments | (4,144) | 17,343 | (19,461) |
| Income tax effect relating to translation adjustments for undistributed foreign earnings | 1,136 | (6,272) | 8,559 |
| Ending balance | $ 7,632 | $ 10,640 | $ (431) |

*Stock Repurchase Program I*

To facilitate our stock repurchase program, designed to return value to our stockholders and minimize dilution from stock issuances, we repurchase shares in the open market and also enter into structured repurchases with third-parties.

Authorization to repurchase shares to cover on-going dilution was not subject to expiration. However, this repurchase program was limited to covering net dilution from stock issuances and was subject to business conditions and cash flow requirements as determined by our Board of Directors from time to time.

During the third quarter of fiscal 2010, our Board of Directors approved an amendment to our stock repurchase program authorized in April 2007 from a non-expiring share-based authority to a time-constrained dollar-based authority. As part of this amendment, the Board of Directors granted authority to repurchase up to $1.6 billion in common stock through the end of fiscal 2012. This amended program did not affect the $250.0 million structured stock repurchase agreement entered into during March 2010. As of December 3, 2010, no prepayments remain under that agreement.

During fiscal 2010, 2009 and 2008 we entered into several structured repurchase agreements with large financial institutions, whereupon we provided the financial institutions with prepayments of $850.0 million, $350.0 million and $525.0 million, respectively. Of the $850.0 million of prepayments during fiscal 2010, $250.0 million was under the stock repurchase program prior to the program amendment and the remaining $600.0 million was under the amended $1.6 billion time-constrained dollar-based authority. We entered into these agreements in order to take advantage of repurchasing shares at a guaranteed discount to the Volume Weighted Average Price ("VWAP") of our common stock over a specified period of time. We only enter into such transactions when the discount that we receive is higher than the foregone return on our cash prepayments to the financial institutions. There were no explicit commissions or fees on these structured repurchases. Under the terms of the agreements, there is no requirement for the financial institutions to return any portion of the prepayment to us.

The financial institutions agree to deliver shares to us at monthly intervals during the contract term. The parameters used to calculate the number of shares deliverable are: the total notional amount of the contract, the number of trading days in the contract, the number of trading days in the interval, and the average VWAP of our stock during the interval less the agreed upon discount. During fiscal 2010, we repurchased approximately 31.2 million shares at an average price of $29.19 through structured repurchase agreements entered into during fiscal 2009 and fiscal 2010. During fiscal 2009, we repurchased approximately 15.2 million shares at an average price per share of $27.89 through structured repurchase agreements entered into during fiscal 2008 and fiscal 2009. During fiscal 2008, we repurchased 22.4 million shares at an average price of $36.26 through structured repurchase agreements which included prepayments from fiscal 2007.

During fiscal 2008, we also repurchased 3.6 million shares at an average price of $36.41 in open market transactions.

For fiscal 2010, 2009 and 2008, the prepayments were classified as treasury stock on our Consolidated Balance Sheets at the payment date, though only shares physically delivered to us by December 3, 2010, November 27, 2009 and November 28, 2008 were excluded from the computation of earnings per share. As of December 3, 2010 no prepayments remained under the agreements. As of November 27, 2009, approximately $59.9 million of up-front payments remained under the agreements.

Subsequent to December 3, 2010, as part of our $1.6 billion stock repurchase program, we entered into a structured stock repurchase agreement with a large financial institution whereupon we provided them with a prepayment of $125.0 million. This amount will be classified as treasury stock on our Consolidated Balance Sheets. Upon completion of the $125.0 million stock repurchase agreement, $875.0 million remains under our time-constrained dollar-based authority. *See Note 21 for further discussion of our stock repurchase program.*

*Stock Repurchase Program II*

Under this stock repurchase program, we had authorization to repurchase an aggregate of 50.0 million shares of our common stock. From the inception of the 50.0 million share authorization under this program, we provided prepayments of $1.9 billion under structured share repurchase agreements to large financial institutions. During the third quarter of fiscal 2008, the remaining authorized number of shares were repurchased.

During fiscal 2008, we provided prepayments of $1.0 billion and repurchased 31.9 million shares under these structured agreements at an average price of $37.15. During fiscal 2008, we also repurchased 0.5 million shares at an average price of $39.79 in open market transactions.

## NOTE 15. NET INCOME PER SHARE

Basic net income per share is computed using the weighted average number of common shares outstanding for the period, excluding unvested restricted stock. Diluted net income per share is based upon the weighted average common shares outstanding for the period plus dilutive potential common shares, including unvested restricted stock and stock options using the treasury stock method.

The following table sets forth the computation of basic and diluted net income per share for fiscal 2010, 2009 and 2008 (in thousands, except per share data):

| | 2010 | 2009 | 2008 |
|---|---|---|---|
| Net income | $ 774,680 | $ 386,508 | $ 871,814 |
| Shares used to compute basic net income per share | 519,045 | 524,470 | 539,373 |
| Dilutive potential common shares: | | | |
| Unvested restricted stock and performance share awards | 3,170 | 2,130 | 1,107 |
| Stock options | 3,609 | 4,010 | 8,073 |
| Shares used to compute diluted net income per share | 525,824 | 530,610 | 548,553 |
| Basic net income per share | $ 1.49 | $ 0.74 | $ 1.62 |
| Diluted net income per share | $ 1.47 | $ 0.73 | $ 1.59 |

For fiscal 2010, 2009 and 2008, options to purchase approximately 22.4 million, 27.0 million and 16.5 million shares, respectively, of common stock with exercise prices greater than the annual average fair market value of our stock of $31.82, $27.30 and $37.07, respectively, were not included in the calculation because the effect would have been anti-dilutive.

## NOTE 16. COMMITMENTS AND CONTINGENCIES

*Lease Commitments*

We lease certain of our facilities and some of our equipment under non-cancellable operating lease arrangements that expire at various dates through 2028. We also have one land lease that expires in 2091. Rent expense includes base contractual rent and variable costs such as building expenses, utilities, taxes, insurance and equipment rental. Rent expense and sublease income for these leases for fiscal 2008 through fiscal 2010 were as follows (in thousands):

| | 2010 | 2009 | 2008 |
|---|---|---|---|
| Rent expense | $ 109,114 | $ 93,921 | $ 101,202 |
| Less: sublease income | 3,929 | 5,563 | 11,421 |
| Net rent expense | $ 105,185 | $ 88,358 | $ 89,781 |

We occupy three office buildings in San Jose, California where our corporate headquarters are located. We reference these office buildings as the Almaden Tower and the East and West Towers.

In August 2004, we extended the lease agreement for our East and West Towers for an additional five years with an option to extend for an additional five years solely at our election. In June 2009, we submitted notice to the lessor that we intended to exercise our option to renew this agreement for an additional five years effective August 2009. As stated in the original lease agreement, in conjunction with the lease renewal, we were required to obtain a standby letter of credit for approximately $16.5 million which enabled us to secure a lower interest rate and reduce the number of covenants. As defined in the lease agreement, the standby letter of credit primarily represents the lease investment equity balance which is callable in the event of default. In March 2007, the Almaden Tower lease was extended for five years, with a renewal option for an additional five years solely at our election. As part of the lease extensions, we purchased the lease receivable from the lessor of the East and West Towers for $126.8 million and a portion of the lease receivable from the lessor of the Almaden Tower for $80.4 million, and are recorded as investments in lease receivables on our Consolidated Balance Sheets. As of December 3, 2010, the fair value of the lease receivables related to all three towers approximated carrying value. This purchase may be credited against the residual value guarantee if we purchase the properties or will be repaid from the sale proceeds if the properties are sold to third-parties. Under the agreement for the East and West Towers and the agreement for the Almaden Tower, we have the option to purchase the buildings at anytime during the lease term for approximately $143.2 million and $103.6 million, respectively. The residual value guarantees under the East and West Towers and the Almaden Tower obligations are $126.8 million and $89.4 million, respectively.

These two leases are both subject to standard covenants including certain financial ratios that are reported to the lessors quarterly. As of December 3, 2010, we were in compliance with all of the covenants. In the case of a default, the lessor may demand we purchase the buildings for an amount equal to the lease balance, or require that we remarket or relinquish the buildings. Both leases qualify for operating lease accounting treatment and, as such, the buildings and the related obligations are not included on our Consolidated Balance Sheets. We utilized this type of financing in order to access bank-provided funding at the most favorable rates and to provide the lowest total cost of occupancy for the headquarter buildings. At the end of the lease term, we can extend the lease for an additional five year term, purchase the buildings for the lease balance, remarket or relinquish the buildings. If we choose to remarket or are required to do so upon relinquishing the buildings, we are bound to arrange the sale of the buildings to an unrelated party and will be required to pay the lessor any shortfall between the net remarketing proceeds and the lease balance, up to the residual value guarantee amount.

In June 2010, we entered into a sale-leaseback agreement to sell equipment totaling $32.2 million and leaseback the same equipment over a period of 43 months. This transaction was classified as a capital lease obligation and recorded at fair value. *See Note 17 for further discussion of our capital lease obligation.*

*Unconditional Purchase Obligations*

Our purchase obligations consist of agreements to purchase goods and services entered in the ordinary course of business.

The following table summarizes our non-cancellable unconditional purchase obligations, operating leases and capital leases for each of the next five years and thereafter as of December 3, 2010 (in thousands):

| | | Operating Leases | | Capital Leases |
|---|---|---|---|---|
| Fiscal Year | Purchase Obligations | Future Minimum Lease Payments | Future Minimum Sublease Income | Future Minimum Lease Payments |
| 2011 | $ 175,131 | $ 65,786 | $ 4,040 | $ 9,937 |
| 2012 | 10,241 | 50,146 | 2,870 | 9,925 |
| 2013 | 5,717 | 39,560 | 1,209 | 9,925 |
| 2014 | 2,234 | 26,322 | 307 | 827 |
| 2015 | 6,045 | 19,776 | 321 | — |
| Thereafter | 15,146 | 82,614 | 1,682 | — |
| Total | $ 214,514 | $ 284,204 | $ 10,429 | $ 30,614 |
| Less: interest | | | | (2,122) |
| Total | | | | $ 28,492 |

The table above includes operating lease commitments related to our restructured facilities. *See Note 11 for information regarding our restructuring charges.*

*Guarantees*

The lease agreements for our corporate headquarters provide for residual value guarantees as noted above. The fair value of a residual value guarantee in lease agreements entered into after December 31, 2002, must be recognized as a liability on our Consolidated Balance Sheets. As such, we recognized $5.2 million and $3.0 million in liabilities, related to the extended East and West Towers and Almaden Tower leases, respectively. These liabilities are recorded in other long-term liabilities with the offsetting entry recorded as prepaid rent in other assets. The balance will be amortized to the income statement over the life of the leases. As of December 3, 2010 and November 27, 2009, the unamortized portion of the fair value of the residual value guarantees, for both leases, remaining in other long-term liabilities and prepaid rent was $0.7 million and $1.3 million, respectively.

*Royalties*

We have royalty commitments associated with the shipment and licensing of certain products. Royalty expense is generally based on a dollar amount per unit shipped or a percentage of the underlying revenue. Royalty expense, which was recorded under our cost of products revenue on our Consolidated Statements of Income, was approximately $34.1 million, $43.0 million and $47.8 million in fiscal 2010, 2009 and 2008, respectively.

*Indemnifications*

In the ordinary course of business, we provide indemnifications of varying scope to customers against claims of intellectual property infringement made by third-parties arising from the use of our products. Historically, costs related to these indemnification provisions have not been significant and we are unable to estimate the maximum potential impact of these indemnification provisions on our future results of operations.

To the extent permitted under Delaware law, we have agreements whereby we indemnify our officers and directors for certain events or occurrences while the officer or director is, or was serving, at our request in such capacity. The indemnification period covers all pertinent events and occurrences during the officer's or director's lifetime. The maximum potential amount of future payments we could be required to make under these indemnification agreements is unlimited; however, we have director and officer insurance coverage that reduces our exposure and enables us to recover a portion of any future amounts paid. We believe the estimated fair value of these indemnification agreements in excess of applicable insurance coverage is minimal.

During fiscal 2010, our limited partnership interest in Adobe Ventures was dissolved and all remaining assets were distributed to the partners. As part of this limited partnership interest, we provided a general indemnification to Granite Ventures, an independent venture capital firm and sole general partner of Adobe Ventures, for certain events or occurrences while Granite Ventures was serving at our request in such capacity provided that Granite Ventures acted in good faith on behalf of the partnership.

*Legal Proceedings*

Between September 23, 2009 and September 25, 2009, three putative class action lawsuits were filed in the Fourth Judicial District Court for Utah County, Provo Department, State of Utah, seeking to enjoin Adobe's acquisition of Omniture, Inc. and to recover damages in the event the transaction were to close. The cases were captioned Miner v. Omniture, Inc., et. al. ("Miner"), Barrell v. Omniture, Inc. et. al., ("Barrell"), and Lodhia v. Omniture, Inc. et al., ("Lodhia"). At a hearing on October 20, 2009, the court consolidated the Miner, Barrell, and Lodhia cases into a single case under the Lodhia caption and denied the plaintiffs' motion to preliminarily enjoin the closing of the transaction. On December 30, 2009, the plaintiffs served the defendants with a consolidated amended complaint for damages arising out of the closing of the transaction. In the consolidated amended complaint, plaintiffs alleged that the members of Omniture's board of directors breached their fiduciary duties to Omniture's stockholders by failing to seek the highest possible price for Omniture and that both Adobe and Omniture induced or aided and abetted in the alleged breach. The plaintiffs also alleged that the Schedule 14D-9 Solicitation/Recommendation Statement filed by Omniture on September 24, 2009 in connection with the transaction contained inadequate disclosures and was materially misleading. Plaintiffs sought unspecified damages on behalf of the former public stockholders of Omniture. On March 8, 2010, Adobe and the other defendants moved to dismiss the complaint for failure to state a claim. The court heard oral argument on the motion in November 2010 and the court granted the defendants' motion to dismiss the complaint with prejudice.

In October 2009, Eolas Technologies Incorporated filed a complaint against us and 22 other companies for patent infringement in the United States District Court for the Eastern District of Texas. The complaint alleges, among other things, that a number of our Web pages and products infringe two patents owned by plaintiff purporting to cover "Distributed Hypermedia Method for Automatically Invoking External Application Providing Interaction and Display of Embedded Objects within a Hypermedia Document" (U.S. Patent No. 5,838,906) and "Distributed Hypermedia Method and System for Automatically Invoking External Application Providing Interaction and Display of Embedded Objects within a Hypermedia Document" (U.S. Patent No. 7,599,985) and seeks injunctive relief, monetary damages, costs and attorneys fees. We dispute these claims and intend to vigorously defend ourselves in this matter. As of December 3, 2010, no amounts have been accrued as a loss is not probable or estimable.

In connection with our anti-piracy efforts, conducted both internally and through organizations such as the Business Software Alliance, from time to time we undertake litigation against alleged copyright infringers. Such lawsuits may lead to counter-claims alleging improper use of litigation or violation of other local laws. We believe we have valid defenses with respect to such counter-claims; however, it is possible that our consolidated financial position, cash flows or results of operations could be affected in any particular period by the resolution of one or more of these counter-claims.

Adobe is subject to legal proceedings, claims and investigations in the ordinary course of business, including claims of alleged infringement of third-party patents and other intellectual property rights, indemnification claims, commercial, employment and other matters. Adobe makes a provision for a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. These provisions are reviewed at least quarterly and adjusted to reflect the impacts of negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular case. All legal costs associated with litigation are expensed as incurred. Litigation is inherently unpredictable. However, we believe that we have valid defenses with respect to the legal matters pending against Adobe. It is possible, nevertheless, that our consolidated financial position, cash flows or results of operations could be negatively affected by an unfavorable resolution of one or more of such proceedings, claims or investigations.

**NOTE 17. DEBT**

Our debt as of December 3, 2010 and November 27, 2009 consisted of the following (in thousands):

| | 2010 | 2009 |
|---|---|---|
| Notes | $ 1,493,969 | $ — |
| Credit facility | — | 1,000,000 |
| Capital lease obligations | 28,492 | — |
| Total debt and capital lease obligations | 1,522,461 | 1,000,000 |
| Less: current portion | 8,799 | — |
| Total debt and capital lease obligations, non-current | $ 1,513,662 | $ 1,000,000 |

*Notes*

In February 2010, we issued $600.0 million of 3.25% senior notes due February 1, 2015 (the "2015 Notes") and $900.0 million of 4.75% senior notes due February 1, 2020 (the "2020 Notes" and, together with the 2015 Notes, the "Notes"). Our proceeds were approximately $1.5 billion and were net of an issuance discount of $6.6 million. The Notes rank equally with our other unsecured and unsubordinated indebtedness. In addition, we incurred issuance costs of approximately $10.7 million. Both the discount and issuance costs are being amortized to interest expense over the respective terms of the Notes using the effective interest method. The effective interest rate including the discount and issuance costs is 3.45% for the 2015 Notes and 4.92% for the 2020 Notes. Interest is payable semi-annually, in arrears, on February 1 and August 1, commencing on August 1, 2010. In August 2010, we made our first semi-annual payment of $31.1 million. The proceeds from the Notes are available for general corporate purposes, including repayment of any balance outstanding on our credit facility. Based on quoted market prices, the fair value of the Notes was approximately $1.6 billion as of December 3, 2010.

We may redeem the Notes at any time, subject to a make whole premium. In addition, upon the occurrence of certain change of control triggering events, we may be required to repurchase the Notes, at a price equal to 101% of their principal amount, plus accrued and unpaid interest to the date of repurchase. The Notes also include covenants that limit our ability to grant liens on assets and to enter into sale and leaseback transactions, subject to significant allowances. As of December 3, 2010, we were in compliance with all of the covenants.

*Credit Agreement*

In August 2007, we entered into an Amendment to our Credit Agreement dated February 2007 (the "Amendment"), which increased the total senior unsecured revolving facility from $500.0 million to $1.0 billion. The Amendment also permits us to request one-year extensions effective on each anniversary of the closing date of the original agreement, subject to the majority consent of the lenders. We also retain an option to request an additional $500.0 million in commitments, for a maximum aggregate facility of $1.5 billion.

In February 2008, we entered into a Second Amendment to the Credit Agreement dated February 26, 2008, which extended the maturity date of the facility by one year to February 16, 2013. The facility would terminate at this date if no additional extensions have been requested and granted. All other terms and conditions remain the same.

The facility contains a financial covenant requiring us not to exceed a certain maximum leverage ratio. At our option, borrowings under the facility accrue interest based on either the London interbank offered rate ("LIBOR") for one, two, three or six months, or longer periods with bank consent, plus a margin according to a pricing grid tied to this financial covenant, or a base rate. The margin is set at rates between 0.20% and 0.475%. Commitment fees are payable on the facility at rates between 0.05% and 0.15% per year based on the same pricing grid. The facility is available to provide loans to us and certain of our subsidiaries for general corporate purposes. At November 27, 2009, the amount outstanding under the credit facility was $1.0 billion, which approximated fair value. On February 1, 2010, we paid the outstanding balance on our credit facility and the entire $1.0 billion credit line under this facility remains available for borrowing.

*Capital Lease Obligation*

In June 2010, we entered into a sale-leaseback agreement to sell equipment totaling $32.2 million and leaseback the same equipment over a period of 43 months. This transaction was classified as a capital lease obligation and recorded at fair value. As of December 3, 2010, our capital lease obligations of $28.5 million includes $8.8 million of current debt.

## NOTE 18. NON-OPERATING INCOME (EXPENSE)

Non-operating income (expense) for fiscal 2010, 2009 and 2008 included the following (in thousands):

| | 2010 | 2009 | 2008 |
|---|---|---|---|
| Interest and other income (expense), net: | | | |
| Interest income | $ 21,923 | $ 34,978 | $ 57,588 |
| Foreign exchange losses | (12,948) | (13,420) | (17,494) |
| Realized gains on fixed income investment | 2,953 | 8,753 | 3,161 |
| Realized losses on fixed income investment | — | (1) | (1,501) |
| Other | 1,211 | 1,070 | 2,093 |
| Interest and other income (expense), net | $ 13,139 | $ 31,380 | $ 43,847 |
| Interest expense | $ (56,952) | $ (3,407) | $ (10,019) |
| Investment gains (losses), net: | | | |
| Realized investment gains | $ 9,819 | $ 52 | $ 18,398 |
| Unrealized investment gains(*) | 1,008 | 10,826 | 7,803 |
| Realized investment losses | (9,619) | (9,019) | (1,417) |
| Unrealized investment losses | (7,318) | (18,825) | (8,375) |
| Investment gains (losses), net | $ (6,110) | $ (16,966) | $ 16,409 |
| Non-operating income (expense), net | $ (49,923) | $ 11,007 | $ 50,237 |

(*) During fiscal 2010 and 2009, we recorded $1.2 million and $2.0 million, respectively, in net unrealized holding gains associated with our deferred compensation plan assets (classified as trading securities beginning in fiscal 2009).

## NOTE 19. INDUSTRY SEGMENT, GEOGRAPHIC INFORMATION AND SIGNIFICANT CUSTOMERS

We have the following reportable segments:

- *Creative Solutions*—Our Creative Solutions segment focuses on delivering a complete professional line of integrated tools for a full range of creative and developer tasks to an extended set of customers.
- *Knowledge Worker*—Our Knowledge Worker segment focuses on the needs of knowledge worker customers, providing essential applications and services to help them share information and collaborate. This segment contains our Acrobat family of products.
- *Enterprise*—Our Enterprise segment provides server-based Customer Experience Management Solutions to enterprise and government customers to optimize their information intensive customer-facing processes and improve the overall customer experience of their constituents. This segment contains our LiveCycle and Adobe Connect lines of products.
- *Omniture*—Our Omniture segment provides Web analytics and online business optimization products and services to manage and enhance online, offline and multi-channel business initiatives.
- *Platform*—Our Platform segment includes client and developer technologies, such as Adobe Flash Player, Adobe Flash Lite, Adobe AIR, Adobe Flex, Adobe Flash Builder, ColdFusion, and also encompasses products and technologies created and managed in other Adobe segments.
- *Print and Publishing*—Our Print and Publishing segment addresses market opportunities ranging from the diverse publishing needs of technical and business publishing to our legacy type and OEM printing businesses.

Effective in the first quarter of fiscal 2011, we plan to modify our segments due to changes in how we operate our business. We intend to split our prior Creative Solutions segment into two new segments: Digital Media Solutions and Creative and Interactive Solutions. Digital Media Solutions will contain our imaging and video products for professionals and hobbyists, whereas Creative and Interactive Solutions will contain our Creative Suite family of products including our professional page layout and Web layout products. We also plan to merge our former Platform segment into the new Creative and Interactive Solutions segment to better align our focus with market trends and our opportunities. In addition to our business unit reorganization, we plan to move several products to different businesses. Our Scene7 products will be moved from our Creative Solutions business to our Omniture business; our ColdFusion products will be been moved from our Platform business to our Print and Publishing business; and our Presenter product that is part of our Adobe Connect offering will be moved from our Knowledge Worker business to our Print and Publishing business. We will adjust our reportable segments at the beginning of fiscal 2011 to reflect these changes as we enter into the new fiscal year.

Effective in the first quarter of fiscal 2010, to better align our marketing efforts and go-to-market strategies, we moved management responsibility for the Connect Solutions product line from our Knowledge Worker segment to our Enterprise segment. Prior year information in the table below has been reclassified to reflect this change.

Effective in the first quarter of fiscal 2009, our former Mobile and Devices Solutions segment, was integrated into our Platform business unit to better align our engineering and marketing efforts and is now reported as part of the Platform segment. Prior year information in the table below has been reclassified to reflect the integration of these business units.

We report segment information based on the "management" approach. The management approach designates the internal reporting used by management for making decisions and assessing performance as the source of our reportable segments.

Our chief operating decision maker reviews revenue and gross margin information for each of our reportable segments. Operating expenses are not reviewed on a segment by segment basis. In addition, with the exception of goodwill and intangible assets, we do not identify or allocate our assets by the reportable segments.

Our segment results for fiscal 2010, 2009 and 2008 were as follows (dollars in thousands):

| | Creative Solutions | Knowledge Worker | Enterprise | Omniture[1] | Platform[2] | Print and Publishing | Total |
|---|---|---|---|---|---|---|---|
| **Fiscal 2010** | | | | | | | |
| Revenue | $ 2,056,546 | $ 654,327 | $ 355,046 | $ 360,564 | $ 178,906 | $ 194,611 | $ 3,800,000 |
| Cost of revenue | 120,744 | 20,266 | 61,726 | 179,461 | 9,991 | 11,314 | 403,502 |
| Gross profit | $ 1,935,802 | $ 634,061 | $ 293,320 | $ 181,103 | $ 168,915 | $ 183,297 | $ 3,396,498 |
| Gross profit as a percentage of revenue | 94% | 97% | 83% | 50% | 94% | 94% | 89% |
| **Fiscal 2009** | | | | | | | |
| Revenue | $ 1,702,110 | $ 557,598 | $ 300,870 | $ 26,272 | $ 181,033 | $ 177,970 | $ 2,945,853 |
| Cost of revenue | 152,909 | 29,221 | 58,925 | 15,829 | 21,174 | 18,674 | 296,732 |
| Gross profit | $ 1,549,201 | $ 528,377 | $ 241,945 | $ 10,443 | $ 159,859 | $ 159,296 | $ 2,649,121 |
| Gross profit as a percentage of revenue | 91% | 95% | 80% | 40% | 88% | 90% | 90% |
| **Fiscal 2008** | | | | | | | |
| Revenue | $ 2,072,835 | $ 757,728 | $ 306,131 | $ — | $ 231,558 | $ 211,637 | $ 3,579,889 |
| Cost of revenue | 160,560 | 43,777 | 85,044 | — | 44,344 | 28,905 | 362,630 |
| Gross profit | $ 1,912,275 | $ 713,951 | $ 221,087 | $ — | $ 187,214 | $ 182,732 | $ 3,217,259 |
| Gross profit as a percentage of revenue | 92% | 94% | 72% | — | 81% | 86% | 90% |

(1) Fiscal 2010 and 2009 includes the integration of Omniture as a new reportable segment beginning in the fourth quarter of fiscal 2009. Fiscal 2008 does not include the impact of our acquisition of Omniture. Of the $360.6 million and $26.3 million in revenue from our Omniture segment for fiscal 2010 and 2009, respectively, approximately $309.1 million and $22.2 million, respectively, represents subscription revenue and the remaining amounts represent professional services and support.

(2) Platform revenue includes revenue related to our Mobile client products of $25.7 million, $51.3 million and $113.1 million for fiscal 2010, 2009 and 2008, respectively, or 14%, 28% and 49% of Platform revenues, respectively.

The tables below list our revenue and property and equipment, net, by geographic area for fiscal 2010, 2009 and 2008 (in thousands). With the exception of property and equipment, we do not identify or allocate our assets by geographic area.

| Revenue | 2010 | 2009 | 2008 |
|---|---|---|---|
| Americas: | | | |
| United States | $ 1,665,714 | $ 1,244,631 | $ 1,473,319 |
| Other | 193,309 | 137,940 | 159,507 |
| Total Americas | 1,859,023 | 1,382,571 | 1,632,826 |
| EMEA | 1,168,217 | 928,857 | 1,229,161 |
| Asia: | | | |
| Japan | 477,462 | 410,055 | 450,799 |
| Other | 295,298 | 224,370 | 267,103 |
| Total Asia | 772,760 | 634,425 | 717,902 |
| Revenue | $ 3,800,000 | $ 2,945,853 | $ 3,579,889 |

| Property and Equipment | 2010 | 2009 |
|---|---|---|
| Americas: | | |
| United States | $ 388,863 | $ 336,303 |
| Other | 3,369 | 5,806 |
| Total Americas | 392,232 | 342,109 |
| EMEA | 35,263 | 23,729 |
| Asia: | | |
| India | 13,468 | 14,625 |
| Other | 7,918 | 7,669 |
| Total Asia | 21,386 | 22,294 |
| Property and equipment, net | $ 448,881 | $ 388,132 |

*Significant Customers*

As listed, our significant customers are distributors who sell products across our various segments. Our significant customers, as a percentage of net revenue for fiscal 2010, 2009 and 2008 were as follows:

| | 2010 | 2009 | 2008 |
|---|---|---|---|
| Ingram Micro | 15% | 15% | 18% |

Receivables from our significant customers, as a percentage of gross trade receivables for fiscal 2010 and 2009 were as follows:

| | 2010 | 2009 |
|---|---|---|
| Ingram Micro | 14% | 16% |

## NOTE 20. SELECTED QUARTERLY FINANCIAL DATA (unaudited)

| (in thousands, except per share data) | 2010 Quarter Ended | | | |
|---|---|---|---|---|
| | March 5 | June 4 | September 3 | December 3 |
| Revenue | $ 858,700 | $ 943,035 | $ 990,319 | $ 1,007,946 |
| Gross profit | $ 769,332 | $ 835,202 | $ 891,235 | $ 900,729 |
| Income before income taxes | $ 166,215 | $ 194,173 | $ 296,752 | $ 286,011 |
| Net income | $ 127,154 | $ 148,611 | $ 230,065 | $ 268,850 |
| Basic net income per share | $ 0.24 | $ 0.28 | $ 0.44 | $ 0.53 |
| Diluted net income per share | $ 0.24 | $ 0.28 | $ 0.44 | $ 0.53 |

| (in thousands, except per share data) | 2009 Quarter Ended February 27 | May 29 | August 28 | November 27 |
|---|---|---|---|---|
| Revenue | $ 786,390 | $ 704,673 | $ 697,507 | $ 757,283 |
| Gross profit | $ 709,037 | $ 632,665 | $ 632,460 | $ 674,959 |
| Income before income taxes | $ 203,162 | $ 163,730 | $ 174,416 | $ 160,212 |
| Net income (loss) | $ 156,435 | $ 126,071 | $ 136,045 | $ (32,043) |
| Basic net income (loss) per share | $ 0.30 | $ 0.24 | $ 0.26 | $ (0.06) |
| Diluted net income (loss) per share | $ 0.30 | $ 0.24 | $ 0.26 | $ (0.06) |

Our fiscal year is a 52- or 53-week year that ends on the Friday closest to November 30. Each of the fiscal quarters presented were comprised of 13 weeks with exception of the first quarter of fiscal 2010 which was comprised of 14 weeks.

## NOTE 21. SUBSEQUENT EVENTS

Subsequent to December 3, 2010, as part of our $1.6 billion stock repurchase program, we entered into a structured stock repurchase agreement with a large financial institution whereupon we provided them with a prepayment of $125.0 million. This amount will be classified as treasury stock on our Consolidated Balance Sheets. Upon completion of the $125.0 million stock repurchase agreement, $875.0 million remains under our time-constrained dollar-based authority. *See Note 14 for further discussion of our stock repurchase programs.*

Subsequent to December 3, 2010, we acquired privately held Demdex, a leading data management platform company. This acquisition will not have a material impact to our consolidated balance sheets and results of operations.

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Adobe Systems Incorporated:

We have audited the accompanying consolidated balance sheets of Adobe Systems Incorporated and subsidiaries as of December 3, 2010 and November 27, 2009, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 3, 2010. We also have audited Adobe Systems Incorporated's internal control over financial reporting as of December 3, 2010, based on criteria established in Internal Control—Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Adobe System Incorporated's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Adobe Systems Incorporated and subsidiaries as of December 3, 2010 and November 27, 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended December 3, 2010, in conformity with U.S. generally accepted accounting principles. Also in our opinion, Adobe Systems Incorporated maintained, in all material respects, effective internal control over financial reporting as of December 3, 2010, based on criteria established in Internal Control—Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

As discussed in notes 1 and 10 to the consolidated financial statements, the Company changed its method of accounting for multiple element revenue transactions in fiscal 2010 and its method for accounting for uncertainty in income taxes in fiscal 2008, resulting from the adoption of new accounting pronouncements.

/s/KPMG LLP
Mountain View, California
January 27, 2011

## ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

## ITEM 9A. CONTROLS AND PROCEDURES

### Disclosure Controls and Procedures

Our management has evaluated, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of December 3, 2010. Based on their evaluation as of December 3, 2010, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) were effective at the reasonable assurance level to ensure that the information required to be disclosed by us in this Annual Report on Form 10-K was (i) recorded, processed, summarized and reported within the time periods specified in the SEC's rules and regulations and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal controls over financial reporting will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within Adobe have been detected.

### Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended). Our management assessed the effectiveness of our internal control over financial reporting as of December 3, 2010. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in *Internal Control-Integrated Framework.* Our management has concluded that, as of December 3, 2010, our internal control over financial reporting is effective based on these criteria.

KPMG LLP, the independent registered public accounting firm that audited our financial statements included in this Annual Report on Form 10-K, has issued an attestation report on our internal control over financial reporting, which is included herein.

### Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the quarter ended December 3, 2010 that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

## ITEM 9B. OTHER INFORMATION

None.

# PART III

## ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this Item 10 of Form 10-K that is found in our 2011 Proxy Statement to be filed with the SEC in connection with the solicitation of proxies for the Company's 2011 Annual Meeting of Stockholders ("2011 Proxy Statement") is incorporated by reference to our 2011 Proxy Statement. The 2011 Proxy Statement will be filed with the SEC within 120 days after the end of the fiscal year to which this report relates. For information with respect to our executive officers, see "Executive Officers" at the end of Part I, Item 1 of this report.

## ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item 11 of Form 10-K that is found in our 2011 Proxy Statement is incorporated by reference to our 2011 Proxy Statement.

## ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item 12 of Form 10-K that is found in our 2011 Proxy Statement is incorporated by reference to our 2011 Proxy Statement.

## ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item13 of Form 10-K that is found in our 2011 Proxy Statement is incorporated by reference to our 2011 Proxy Statement.

## ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this Item 14 of Form 10-K that is found in our 2011 Proxy Statement is incorporated by reference to our 2011 Proxy Statement.

# PART IV

## ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

1. Financial Statements. See "Index to Consolidated Financial Statements" in Part II, Item 8 of this Form 10-K.
2. Exhibits. The exhibits listed in the accompanying "Index to Exhibits" are filed or incorporated by reference as part of this Form 10-K.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on January 27, 2011.

**ADOBE SYSTEMS INCORPORATED**

By: /s/ MARK GARRETT
Mark Garrett,
Executive Vice President and
Chief Financial Officer
(Principal Financial Officer)

## POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Shantanu Narayen and Mark Garrett, and each or any one of them, his or her lawful attorneys-in-fact and agents, for such person in any and all capacities, to sign any and all amendments to this report and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that either of said attorneys-in-fact and agent, or substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

| Signature | Title | Date |
|---|---|---|
| /s/ JOHN E. WARNOCK<br>John E. Warnock | Chairman of the Board of Directors | January 27, 2011 |
| /s/ CHARLES M. GESCHKE<br>Charles M. Geschke | Chairman of the Board of Directors | January 27, 2011 |
| /s/ SHANTANU NARAYEN<br>Shantanu Narayen | Director, President and Chief Executive Officer<br>(Principal Executive Officer) | January 27, 2011 |
| /s/ MARK GARRETT<br>Mark Garrett | Executive Vice President and Chief Financial Officer<br>(Principal Financial Officer) | January 27, 2011 |
| /s/ RICHARD T. ROWLEY<br>Richard T. Rowley | Vice President and Principal Accounting Officer | January 27, 2011 |
| /s/ EDWARD W. BARNHOLT<br>Edward W. Barnholt | Director | January 27, 2011 |
| /s/ ROBERT K. BURGESS<br>Robert K. Burgess | Director | January 27, 2011 |

| Signature | Title | Date |
|---|---|---|
| /s/ MICHAEL R. CANNON<br>Michael R. Cannon | Director | January 27, 2011 |
| /s/ JAMES E. DALEY<br>James E. Daley | Director | January 27, 2011 |
| /s/ CAROL MILLS<br>Carol Mills | Director | January 27, 2011 |
| /s/ DANIEL L. ROSENSWEIG<br>Daniel L. Rosensweig | Director | January 27, 2011 |
| /s/ ROBERT SEDGEWICK<br>Robert Sedgewick | Director | January 27, 2011 |

## SUMMARY OF TRADEMARKS

The following trademarks of Adobe Systems Incorporated or its subsidiaries, which may be registered in the United States and/or other countries, are referenced in this Form 10-K:

Adobe
Adobe Connect
Adobe DataWarehouse
Adobe Discover
Adobe Genesis
Acrobat
ActionScript
Adobe AIR
Adobe Audition
Adobe Premiere
Adobe SiteSearch
Adobe Type Manager
After Effects
AIR
Authorware
BusinessCatalyst
Buzzword
Captivate
ColdFusion
ColdFusion Builder
Communiqué
Contribute
Creative Suite
CS Live
Director
Dreamweaver
Encore
Fireworks
Flash
Flash Access
Flash Builder
Flash Catalyst
Flash Lite
Flex
Font Folio
FrameMaker
FreeHand
HBX
Illustrator
InCopy
InDesign
JRun
Lightroom
LiveCycle
Omniture
Open Screen Project
Ovation
PageMaker
Photoshop
PostScript
Reader
RoboHelp
Scene7
Shockwave
SiteCatalyst
SiteCatalyst NetAverages
Soundbooth
Test&Target
Version Cue

**SUMMARY OF TRADEMARKS (Continued)**

Visual Communicator

All other trademarks are the property of their respective owners.

## INDEX TO EXHIBITS

| Exhibit Number | Exhibit Description | Incorporated by Reference** | | | Filed Herewith |
|---|---|---|---|---|---|
| | | Form | Date | Number | |
| 3.1 | Amended and Restated Bylaws | 8-K | 1/13/09 | 3.1 | |
| 3.2 | Restated Certificate of Incorporation of Adobe Systems Incorporated | 10-Q | 7/16/01 | 3.6 | |
| 3.2.1 | Certificate of Correction of Restated Certificate of Incorporation of Adobe Systems Incorporated | 10-Q | 4/11/03 | 3.6.1 | |
| 3.3 | Certificate of Designation of Series A Preferred Stock of Adobe Systems Incorporated | 10-Q | 7/08/03 | 3.3 | |
| 4.2 | Specimen Common Stock Certificate | S-3 | 1/15/10 | 4.3 | |
| 4.3 | Form of Indenture | S-3 | 1/15/10 | 4.1 | |
| 4.4 | Forms of Global Note for Adobe Systems Incorporated's 3.250% Notes due 2015 and 4.750% Notes due 2020, together with Form of Officer's Certificate setting forth the terms of the Notes | 8-K | 1/26/10 | 4.1 | |
| 10.1 | Amended 1994 Performance and Restricted Stock Plan* | 10-Q | 4/09/10 | 10.1 | |
| 10.2 | Form of Restricted Stock Agreement used in connection with the Amended 1994 Performance and Restricted Stock Plan* | 10-K | 1/23/09 | 10.3 | |
| 10.3 | 1997 Employee Stock Purchase Plan, as amended* | 10-Q | 10/08/10 | 10.3 | |
| 10.4 | 1996 Outside Directors Stock Option Plan, as amended* | 10-Q | 4/12/06 | 10.6 | |

| Exhibit Number | Exhibit Description | Incorporated by Reference** | | | Filed Herewith |
|---|---|---|---|---|---|
| | | Form | Date | Number | |
| 10.5 | Forms of Stock Option Agreements used in connection with the 1996 Outside Directors Stock Option Plan* | S-8 | 6/16/00 | 4.8 | |
| 10.6 | 1999 Nonstatutory Stock Option Plan, as amended* | S-8 | 10/29/01 | 4.6 | |
| 10.7 | 2003 Equity Incentive Plan, as amended and restated* | 8-K | 4/20/10 | 10.1 | |
| 10.8 | Form of Stock Option Agreement used in connection with the 2003 Equity Incentive Plan* | 8-K | 12/20/10 | 99.4 | |
| 10.9 | Form of Indemnity Agreement* | 10-Q | 6/26/09 | 10.12 | |
| 10.10 | Forms of Retention Agreement* | 10-K | 11/28/97 | 10.44 | |
| 10.11 | Second Amended and Restated Master Lease of Land and Improvements by and between SMBC Leasing and Finance, Inc. and Adobe Systems Incorporated | 10-Q | 10/07/04 | 10.14 | |
| 10.12 | Lease between Adobe Systems Incorporated and Selco Service Corporation, dated March 26, 2007 | 8-K | 3/28/07 | 10.1 | |
| 10.13 | Participation Agreement among Adobe Systems Incorporated, Selco Service Corporation, et al. dated March 26, 2007 | 8-K | 3/28/07 | 10.2 | |
| 10.14 | Form of Restricted Stock Unit Agreement used in connection with the Amended 1994 Performance and Restricted Stock Plan* | 8-K | 12/20/10 | 99.2 | |

| Exhibit Number | Exhibit Description | Incorporated by Reference** | | | Filed Herewith |
|---|---|---|---|---|---|
| | | Form | Date | Number | |
| 10.15 | Form of Restricted Stock Unit Agreement used in connection with the 2003 Equity Incentive Plan* | 8-K | 12/20/10 | 99.3 | |
| 10.16 | Form of Restricted Stock Agreement used in connection with the 2003 Equity Incentive Plan* | 10-Q | 10/07/04 | 10.11 | |
| 10.17 | 2008 Executive Officer Annual Incentive Plan* | 8-K | 1/30/08 | 10.4 | |
| 10.18 | 2005 Equity Incentive Assumption Plan, as amended* | 10-Q | 4/09/10 | 10.19 | |
| 10.19 | Form of Stock Option Agreement used in connection with the 2005 Equity Incentive Assumption Plan* | 8-K | 12/20/10 | 99.10 | |
| 10.20 | Allaire Corporation 1997 Stock Incentive Plan* | S-8 | 3/27/01 | 4.06 | |
| 10.21 | Allaire Corporation 1998 Stock Incentive Plan* | S-8 | 3/27/01 | 4.07 | |
| 10.22 | Allaire Corporation 2000 Stock Incentive Plan* | S-8 | 3/27/01 | 4.08 | |
| 10.23 | Andromedia, Inc. 1999 Stock Plan* | S-8 | 12/07/99 | 4.09 | |
| 10.24 | Blue Sky Software Corporation 1996 Stock Option Plan* | S-8 | 12/29/03 | 4.07 | |
| 10.25 | Macromedia, Inc. 1999 Stock Option Plan* | S-8 | 8/17/00 | 4.07 | |
| 10.26 | Macromedia, Inc. 1992 Equity Incentive Plan* | 10-Q | 8/03/01 | 10.01 | |
| 10.27 | Macromedia, Inc. 2002 Equity Incentive Plan* | S-8 | 8/10/05 | 4.08 | |
| 10.28 | Form of Macromedia, Inc. Stock Option Agreement* | S-8 | 8/10/05 | 4.09 | |

| Exhibit Number | Exhibit Description | Incorporated by Reference** | | | Filed Herewith |
|---|---|---|---|---|---|
| | | Form | Date | Number | |
| 10.29 | Form of Macromedia, Inc. Revised Non-Plan Stock Option Agreement* | S-8 | 11/23/04 | 4.10 | |
| 10.30 | Form of Macromedia, Inc. Restricted Stock Purchase Agreement* | 10-Q | 2/08/05 | 10.01 | |
| 10.31 | Adobe Systems Incorporated Form of Performance Share Program pursuant to the 2003 Equity Incentive Plan* | 8-K | 1/29/10 | 10.1 | |
| 10.32 | Form of Award Grant Notice and Performance Share Award Agreement used in connection with grants under the Adobe Systems Incorporated 2008 Performance Share Program pursuant to the 2003 Equity Incentive Plan* | 8-K | 1/30/08 | 10.2 | |
| 10.33 | 2008 Award Calculation Methodology Exhibit A to the 2008 Performance Share Program pursuant to the 2003 Equity Incentive Plan* | 8-K | 1/30/08 | 10.3 | |
| 10.34 | Adobe Systems Incorporated Deferred Compensation Plan* | 10-K | 1/24/08 | 10.52 | |
| 10.35 | Adobe Systems Incorporated 2007 Performance Share Program pursuant to the 2003 Equity Incentive Plan* | 8-K | 1/30/07 | 10.1 | |

| Exhibit Number | Exhibit Description | Incorporated by Reference** | | | Filed Herewith |
|---|---|---|---|---|---|
| | | Form | Date | Number | |
| 10.36 | Form of Award Grant Notice and Performance Share Award Agreement used in connection with grants under the Adobe Systems Incorporated 2007 Performance Share Program pursuant to the 2003 Equity Incentive Plan* | 8-K | 1/30/07 | 10.2 | |
| 10.37 | Adobe Systems Incorporated 2007 Performance Share Program pursuant to the Amended 1994 Performance and Restricted Stock Plan* | 8-K | 1/30/07 | 10.3 | |
| 10.38 | Form of Award Grant Notice and Performance Share Award Agreement used in connection with grants under the Adobe Systems Incorporated 2007 Performance Share Program pursuant to the Amended 1994 Performance and Restricted Stock Plan* | 8-K | 1/30/07 | 10.4 | |
| 10.39 | Adobe Systems Incorporated Executive Cash Bonus Plan* | DEF 14A | 2/24/06 | Appendix B | |
| 10.40 | Second Amendment to Retention Agreement between Adobe Systems Incorporated and Shantanu Narayen, effective as of December 17, 2010* | | | | X |
| 10.41 | Adobe Systems Incorporated Executive Severance Plan in the Event of a Change of Control* | | | | X |

| Exhibit Number | Exhibit Description | Incorporated by Reference** | | | Filed Herewith |
|---|---|---|---|---|---|
| | | Form | Date | Number | |
| 10.42 | Employment offer letter between Adobe Systems Incorporated and Richard Rowley, dated October 30, 2006* | 8-K | 11/16/06 | 10.1 | |
| 10.43 | Employment offer letter between Adobe Systems Incorporated and Mark Garrett dated January 5, 2007* | 8-K | 1/26/07 | 10.1 | |
| 10.44 | Credit Agreement, dated as of February 16, 2007, among Adobe Systems Incorporated and Certain Subsidiaries as Borrowers; BNP Paribas, Keybank National Association, and UBS Loan Finance LLC as Co-Documentation Agents; JPMorgan Chase Bank, N.A. as Syndication Agent; Bank of America, N.A. as Administrative Agent and Swing Line Lender; the Other Lenders Party Thereto; and Banc of America Securities LLC and J.P. Morgan Securities Inc. as Joint Lead Arrangers and Joint Book Managers | 8-K | 8/16/07 | 10.1 | |
| 10.45 | Amendment to Credit Agreement, dated as of August 13, 2007, among Adobe Systems Incorporated, as Borrower; each Lender from time to time party to the Credit Agreement; and Bank of America, N.A. as Administrative Agent | 8-K | 8/16/07 | 10.2 | |

| Exhibit Number | Exhibit Description | Incorporated by Reference** | | | Filed Herewith |
|---|---|---|---|---|---|
| | | Form | Date | Number | |
| 10.46 | Second Amendment to Credit Agreement, dated as of February 26, 2008, among Adobe Systems Incorporated, as Borrower; each Lender from time to time party to the Credit Agreement; and Bank of America, N.A. as Administrative Agent | 8-K | 2/29/08 | 10.1 | |
| 10.47 | Purchase and Sale Agreement, by and between NP Normandy Overlook, LLC, as Seller and Adobe Systems Incorporated as Buyer, effective as of May 12, 2008 | 8-K | 5/15/08 | 10.1 | |
| 10.48 | Form of Director Annual Grant Stock Option Agreement used in connection with the 2003 Equity Incentive Plan* | 8-K | 12/20/10 | 99.8 | |
| 10.49 | Form of Director Initial Grant Restricted Stock Unit Agreement in connection with the 2003 Equity Incentive Plan* | 8-K | 12/20/10 | 99.6 | |
| 10.50 | Form of Director Annual Grant Restricted Stock Unit Agreement in connection with the 2003 Equity Incentive Plan* | 8-K | 12/20/10 | 99.7 | |
| 10.51 | Description of 2009 Director Compensation* | 10-K | 1/23/09 | 10.63 | |
| 10.52 | 2009 Executive Annual Incentive Plan* | 8-K | 1/29/09 | 10.4 | |
| 10.53 | Omniture, Inc. 1999 Equity Incentive Plan, as amended (the "Omniture 1999 Plan")* | S-1 | 4/04/06 | 10.2A | |
| 10.54 | Forms of Stock Option Agreement under the Omniture 1999 Plan* | S-1 | 4/04/06 | 10.2B | |

| Exhibit Number | Exhibit Description | Incorporated by Reference** | | | Filed Herewith |
|---|---|---|---|---|---|
| | | Form | Date | Number | |
| 10.55 | Form of Stock Option Agreement under the Omniture 1999 Plan used for Named Executive Officers and Non-Employee Directors* | S-1 | 6/09/06 | 10.2C | |
| 10.56 | Omniture, Inc. 2006 Equity Incentive Plan and related forms* | 10-Q | 08/06/09 | 10.3 | |
| 10.57 | Omniture, Inc. 2007 Equity Incentive Plan and related forms* | 10-K | 2/27/09 | 10.9 | |
| 10.58 | Omniture, Inc. 2008 Equity Incentive Plan and related forms* | 10-K | 2/27/09 | 10.10 | |
| 10.59 | Visual Sciences, Inc. (formerly, WebSideStory, Inc.) Amended and Restated 2000 Equity Incentive Plan* | 10-K | 2/29/08 | 10.5 | |
| 10.60 | Visual Sciences, Inc. (formerly, WebSideStory, Inc.) 2004 Equity Incentive Award Plan (the "VS 2004 Plan") and Form of Option Grant Agreement* | 10-K | 2/29/08 | 10.6 | |
| 10.61 | Form of Restricted Stock Award Grant Notice and Restricted Stock Award Agreement under the VS 2004 Plan* | 10-K | 2/29/08 | 10.6A | |
| 10.62 | Visual Sciences, Inc. (formerly, WebSideStory, Inc.) 2006 Employment Commencement Equity Incentive Award Plan and Form of Option Grant Agreement* | 10-K | 2/29/08 | 10.8 | |

| Exhibit Number | Exhibit Description | Incorporated by Reference** | | | Filed Herewith |
| --- | --- | --- | --- | --- | --- |
| | | Form | Date | Number | |
| 10.63 | Avivo Corporation 1999 Equity Incentive Plan and Form of Option Grant Agreement* | 10-K | 2/29/08 | 10.7 | |
| 10.64 | The Touch Clarity Limited Enterprise Management Incentives Share Option Plan 2002* | S-8 | 3/16/07 | 99.5 | |
| 10.65 | Forms of Agreements under The Touch Clarity Limited Enterprise Management Incentives Share Option Plan 2002* | S-8 | 3/16/07 | 99.6 | |
| 10.66 | Description of 2010 Director Compensation* | 10-K | 1/22/10 | 10.71 | |
| 10.67 | Form of Performance Share Program Award Grant Notice and Performance Share Award Agreement pursuant to the 2003 Equity Incentive Plan* | 8-K | 12/20/10 | 99.5 | |
| 10.68 | 2010 Performance Share Program Award Calculation Methodology pursuant to the 2003 Equity Incentive Plan* | 8-K | 1/29/10 | 10.3 | |
| 10.69 | Fiscal Year 2010 Executive Annual Incentive Plan* | 8-K | 1/29/10 | 10.4 | |
| 10.70 | Day Software Holding AG International Stock Option/Stock Issuance Plan* | S-8 | 11/01/10 | 99.1 | |
| 10.71 | Day Interactive Holding AG U.S. Stock Option/ Stock Issuance Plan* | S-8 | 11/01/10 | 99.2 | |
| 10.72 | Form of Restricted Stock Unit Award Agreement used in connection with the 2005 Equity Incentive Assumption Plan* | 8-K | 12/20/10 | 99.9 | |

| Exhibit Number | Exhibit Description | Incorporated by Reference** | | | Filed Herewith |
|---|---|---|---|---|---|
| | | Form | Date | Number | |
| 10.73 | Description of 2011 Director Compensation* | | | | X |
| 12.1 | Ratio of Earnings to Fixed Charges | | | | X |
| 21 | Subsidiaries of the Registrant | | | | X |
| 23.1 | Consent of Independent Registered Public Accounting Firm, KPMG LLP | | | | X |
| 24.1 | Power of Attorney (set forth on the signature page to this Annual Report on Form 10-K) | | | | X |
| 31.1 | Certification of Chief Executive Officer, as required by Rule 13a-14(a) of the Securities Exchange Act of 1934 | | | | X |
| 31.2 | Certification of Chief Financial Officer, as required by Rule 13a-14(a) of the Securities Exchange Act of 1934 | | | | X |
| 32.1 | Certification of Chief Executive Officer, as required by Rule 13a-14(b) of the Securities Exchange Act of 1934† | | | | X |
| 32.2 | Certification of Chief Financial Officer, as required by Rule 13a-14(b) of the Securities Exchange Act of 1934† | | | | X |
| 101.INS | XBRL Instance†† | | | | X |
| 101.SCH | XBRL Taxonomy Extension Schema†† | | | | X |
| 101.CAL | XBRL Taxonomy Extension Calculation†† | | | | X |
| 101.LAB | XBRL Taxonomy Extension Labels†† | | | | X |

| Exhibit Number | Exhibit Description | Incorporated by Reference** | | | Filed Herewith |
|---|---|---|---|---|---|
| | | Form | Date | Number | |
| 101.PRE | XBRL Taxonomy Extension Presentation†† | | | | X |
| 101.DEF | XBRL Taxonomy Extension Definition†† | | | | X |

* Compensatory plan or arrangement.

** References to Exhibits 10.20 through 10.30 are to filings made by Macromedia, Inc. References to Exhibits 10.53 through 10.65 are to filings made by Omniture, Inc.

† The certifications attached as Exhibits 32.1 and 32.2 that accompany this Annual Report on Form 10-K, are not deemed filed with the Securities and Exchange Commission and are not to be incorporated by reference into any filing of Adobe Systems Incorporated under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date of this Form 10-K, irrespective of any general incorporation language contained in such filing.

†† In accordance with Rule 406T of Regulation S-T, the information in these exhibits is furnished and deemed not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of the Exchange Act of 1934, and otherwise is not subject to liability under these sections and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended, except as expressly set forth by specific reference in such filing.

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**Adobe**

**Adobe Systems Incorporated**
**345 Park Avenue**
**San Jose, California 95110-2704**

## NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
## To Be Held April 21, 2011


SEC MAIL
RECEIVED
PROCESSING
SECTION
MAR 11 2011

Dear Stockholders:

You are cordially invited to attend our 2011 Annual Meeting of Stockholders to be held on Thursday, April 21, 2011 at 9:00 a.m. local time at our East Tower building located at 321 Park Avenue, San Jose, California 95110. We are holding the meeting to:

1. Elect the four Class II members of our Board of Directors named herein to serve for a two-year term;
2. Approve the amendment of the 1997 Employee Stock Purchase Plan to increase the share reserve by 17 million shares;
3. Approve the adoption of the 2011 Executive Cash Performance Bonus Plan;
4. Ratify the appointment of KPMG LLP as our independent registered public accounting firm for our fiscal year ending on December 2, 2011;
5. Approve the Certificate of Amendment to the Adobe Systems Incorporated Restated Certificate of Incorporation to eliminate our classified Board structure;
6. Approve an advisory resolution on executive compensation;
7. Hold an advisory vote on the frequency of the advisory vote on executive compensation; and
8. Transact any other business that may properly come before the meeting.

If you owned our common stock at the close of business on February 25, 2011, you may attend and vote at the meeting. A list of stockholders eligible to vote at the meeting will be available for review during our regular business hours at our headquarters in San Jose, California for the ten days prior to the meeting for any purpose related to the meeting.

We are pleased to continue to take advantage of the U.S. Securities and Exchange Commission rule that allows companies to furnish proxy materials to their stockholders over the Internet. As a result, we are mailing to most of our stockholders a Notice of Internet Availability of Proxy Materials (the "Notice") instead of a paper copy of this proxy statement and our 2010 Annual Report. We believe that this process allows us to provide our stockholders with the information they need in a timelier manner, while reducing the environmental impact and lowering the costs of printing and distributing our proxy materials. The Notice contains instructions on how to access those documents over the Internet. The Notice also contains instructions on how to request a paper copy of our proxy materials, including this proxy statement, our 2010 Annual Report and a form of proxy card or voting instruction card. All stockholders who have previously requested a paper copy of our proxy materials will continue to receive a paper copy of the proxy materials by mail.

Your vote is important. Whether or not you plan to attend the meeting, I hope that you will vote as soon as possible. You may vote your shares via a toll-free telephone number or over the Internet. If you received a proxy card or voting instruction card by mail, you may submit your proxy card or voting instruction card by completing, signing, dating and mailing your proxy card or voting instruction card in the envelope provided. Any stockholder attending the meeting may vote in person, even if you have already returned a proxy card or voting instruction card.

Sincerely,



Karen Cottle
*Senior Vice President, General Counsel & Secretary*

March 10, 2011
San Jose, California

## ADOBE SYSTEMS INCORPORATED

# Proxy Statement
# for the
# Annual Meeting of Stockholders
# To Be Held April 21, 2011

### TABLE OF CONTENTS

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# ADOBE SYSTEMS INCORPORATED

# PROXY STATEMENT

## INFORMATION CONCERNING SOLICITATION AND VOTING

Our Board of Directors (the "Board") is soliciting proxies for our 2011 Annual Meeting of Stockholders (the "2011 Annual Meeting") to be held on Thursday, April 21, 2011 at 9:00 a.m. local time at our East Tower building located at 321 Park Avenue, San Jose, California 95110. Our principal executive offices are located at 345 Park Avenue, San Jose, California 95110, and our telephone number is (408) 536-6000.

The proxy materials, including this proxy statement, proxy card or voting instruction card and our 2010 Annual Report, are being distributed and made available on or about March 10, 2011. This proxy statement contains important information for you to consider when deciding how to vote on the matters brought before the meeting. Please read it carefully.

In accordance with rules and regulations adopted by the U.S. Securities and Exchange Commission (the "SEC"), we have elected to provide our stockholders access to our proxy materials over the Internet. Accordingly, a Notice of Internet Availability of Proxy Materials (the "Notice") will be mailed on or about March 10, 2011 to most of our stockholders who owned our common stock at the close of business on the record date, February 25, 2011. Stockholders will have the ability to access the proxy materials on a website referred to in the Notice or request a printed set of the proxy materials be sent to them by following the instructions in the Notice.

The Notice will also provide instructions on how you can elect to receive future proxy materials electronically or in printed form by mail. If you choose to receive future proxy materials electronically, you will receive an email next year with instructions containing a link to the proxy materials and a link to the proxy voting site. Your election to receive proxy materials electronically or in printed form by mail will remain in effect until you terminate such election.

Choosing to receive future proxy materials electronically will allow us to provide you with the information you need in a timelier manner, will save us the cost of printing and mailing documents to you and will conserve natural resources.

We will bear the expense of soliciting proxies. In addition to these proxy materials, our directors and employees (who will receive no compensation in addition to their regular salaries) may solicit proxies in person, by telephone or email. We have also retained Innisfree M&A Incorporated to help us solicit proxies from brokers, bank nominees and other institutional owners. We expect to pay Innisfree a fee of $12,500 for its services and will reimburse Innisfree for reasonable out-of-pocket expenses, estimated at $5,000. We will reimburse banks, brokers and other custodians, nominees and fiduciaries for reasonable charges and expenses incurred in forwarding soliciting materials to their clients.

## QUESTIONS AND ANSWERS

**Q: Who may vote at the meeting?**

**A:** Our Board set February 25, 2011 as the record date for the meeting. If you owned our common stock at the close of business on February 25, 2011, you may attend and vote at the meeting. Each stockholder is entitled to one vote for each share of common stock held on all matters to be voted on. As of February 25, 2011, there were 506,112,690 shares of our common stock outstanding and entitled to vote at the meeting.

**Q: What is the quorum requirement for the meeting?**

**A:** A majority of our outstanding shares as of the record date must be present at the meeting in order to hold the meeting and conduct business. This is called a quorum.

Your shares will be counted as present at the meeting if you:

- are present and entitled to vote in person at the meeting; or
- have properly submitted a proxy card or voting instruction card, or voted by telephone or over the Internet.

Both abstentions and broker non-votes (as described below) are counted for the purpose of determining the presence of a quorum.

Each proposal identifies the votes needed to approve or ratify the proposed action.

**Q: What proposals will be voted on at the meeting?**

**A:** There are seven proposals scheduled to be voted on at the meeting:

- Election of the four Class II members of our Board named herein to serve for a two-year term;
- Approval of the amendment of the 1997 Employee Stock Purchase Plan to increase the share reserve by 17 million shares;
- Approval of the adoption of the 2011 Executive Cash Performance Bonus Plan;
- Ratification of KPMG LLP as our independent registered public accounting firm for the fiscal year ending December 2, 2011;
- Approval of the Certificate of Amendment to the Adobe Systems Incorporated Restated Certificate of Incorporation to eliminate our classified Board structure;
- Approve an advisory resolution on executive compensation; and
- Hold an advisory vote on the frequency of the advisory vote on executive compensation.

We will also consider any other business that properly comes before the meeting. As of the record date, we are not aware of any other matters to be submitted for consideration at the meeting. If any other matters are properly brought before the meeting, the persons named in the enclosed proxy card or voter instruction card will vote the shares they represent using their best judgment.

**Q: Why did I receive a Notice in the mail regarding the Internet availability of proxy materials this year instead of a full set of proxy materials?**

A: We are pleased to continue to take advantage of the SEC rule that allows companies to furnish their proxy materials over the Internet. Accordingly, we have sent to most of our stockholders of record and beneficial owners a Notice regarding Internet availability of proxy materials. Instructions on how to access the proxy materials over the Internet or to request a paper copy may be found in the Notice. In addition, stockholders may request to receive proxy materials in printed form by mail or electronically on an ongoing basis. A stockholder's election to receive proxy materials by mail or electronically by email will remain in effect until the stockholder terminates such election.

**Q: Why did I receive a full set of proxy materials in the mail instead of a Notice regarding the Internet availability of proxy materials?**

A: We are providing stockholders who have previously requested to receive paper copies of the proxy materials with paper copies of the proxy materials instead of a Notice. If you would like to reduce the environmental impact and the costs incurred by us in mailing proxy materials, you may elect to receive all future proxy materials electronically via email or the Internet. To sign up for electronic delivery, please follow the instructions provided with your proxy materials and on your proxy card or voting instruction card, to vote using the Internet and, when prompted, indicate that you agree to receive or access stockholder communications electronically in future years. Alternatively, you can go to https://www.icsdelivery.com/adobe/index.html and enroll for online delivery of annual meeting and proxy voting materials.

**Q: How can I get electronic access to the proxy materials?**

A: You can view the proxy materials on the Internet at www.proxyvote.com. Please have your 12 digit control number available. Your 12 digit control number can be found on your Notice. If you received a paper copy of your proxy materials, your 12 digit control number can be found on your proxy card or voting instruction card.

Our proxy materials are also available on our Investor Relations website at www.adobe.com/aboutadobe/invrelations.

**Q: Can I vote my shares by filling out and returning the Notice?**

A: No. The Notice will, however, provide instructions on how to vote by Internet, by telephone, by requesting and returning a paper proxy card or voting instruction card, or by submitting a ballot in person at the meeting.

**Q: How may I vote my shares in person at the meeting?**

A: If your shares are registered directly in your name with our transfer agent, Computershare Investor Services LLC, you are considered, with respect to those shares, the stockholder of record. As the stockholder of record, you have the right to vote in person at the meeting. If your shares are held in a brokerage account or by another nominee or trustee, you are considered the beneficial owner of shares held in street name. As the beneficial owner, you are also invited to attend the meeting. Since a beneficial owner is not the stockholder of record, you may not vote these shares in person at the meeting unless you obtain a "legal proxy" from your broker, nominee, or trustee that holds your shares, giving you the right to vote the shares at the meeting. The meeting will be held at our East Tower building located at 321 Park Avenue, San Jose, California 95110. If you need directions to the meeting, please visit http://www.adobe.com/aboutadobe/maps/sj_map.html.

**Q: How can I vote my shares without attending the meeting?**

A: Whether you hold shares directly as a registered stockholder of record or beneficially in street name, you may vote without attending the meeting. You may vote by granting a proxy or, for shares held beneficially in street name, by submitting voting instructions to your stockbroker, trustee or nominee. In most cases, you will be able to do this by telephone, by using the Internet or by mail if you received a printed set of the proxy materials.

***By Telephone or Internet*** - If you have telephone or Internet access, you may submit your proxy by following the instructions provided in the Notice, or if you received a printed version of the proxy materials by mail, by following the instructions provided with your proxy materials and on your proxy card or voting instruction card.

***By Mail*** - If you received printed proxy materials, you may submit your proxy by mail by signing your proxy card if your shares are registered or, for shares held beneficially in street name, by following the voting instructions included by your stockbroker, trustee or nominee, and mailing it in the enclosed envelope. If you provide specific voting instructions, your shares will be voted as you have instructed.

**Q: What happens if I do not give specific voting instructions?**

A: ***Registered Stockholder of Record.*** If you are a registered stockholder of record and you indicate when voting on the Internet or by telephone that you wish to vote as recommended by the Board, or sign and return a proxy card without giving specific voting instructions, then the proxy holders will vote your shares in the manner recommended by the Board on all matters presented in this proxy statement and as the proxy holders may determine in their discretion with respect to any other matters properly presented for a vote at the meeting.

***Beneficial Owners of Shares Held in Street Name.*** If you are a beneficial owner of shares held in street name and do not provide the organization that holds your shares with specific voting instructions, under the rules of the New York Stock Exchange, the organization that holds your shares may generally vote at its discretion on routine matters but cannot vote on non-routine matters. If the organization that holds your shares does not receive instructions from you on how to vote your shares on a non-routine matter, the organization will inform the inspector of election that it does not have the authority to vote on this matter with respect to your shares. This is generally referred to as a "broker non-vote." In tabulating the voting results for any particular proposal, shares that constitute broker non-votes are not considered entitled to vote on that proposal except Proposal 5. For Proposal 5, broker non-votes will have the same effect as an "Against" vote. Thus, broker non-votes will not affect the outcome of any matter being voted on at the meeting, except Proposal 5, assuming that a quorum is obtained.

**Q. Which ballot measures are considered "routine" or "non-routine?"**

A. The ratification of the appointment of KPMG LLP as our independent registered public accounting firm for the fiscal year ending December 2, 2011 (Proposal 4) is considered routine under applicable rules. A broker or other nominee may generally vote on routine matters, and therefore no broker non-votes are expected to exist in connection with Proposal 4. The election of directors (Proposal 1), the amendment of the 1997 Employee Stock Purchase Plan (Proposal 2), the adoption of the 2011 Executive Cash Performance Bonus Plan (Proposal 3), the approval of the Certificate of Amendment to the Adobe Systems Incorporated Restated Certificate of Incorporation (Proposal 5), the advisory vote on executive compensation (Proposal 6) and the advisory vote on the frequency of the advisory vote on executive compensation (Proposal 7) are matters considered non-routine under applicable rules. A broker or other nominee cannot vote without instructions on non-routine matters, and therefore there may be broker non-votes on Proposals 1, 2, 3, 5, 6 and 7.

**Q: How can I revoke my proxy and change my vote after I return my proxy card?**

A: You may revoke your proxy and change your vote at any time before the final vote at the meeting. If you are a stockholder of record, you may do this by signing and submitting a new proxy card with a later date; by voting by telephone or by using the Internet, either of which must be completed by 11:59 p.m. Eastern Time on April 20, 2011 (your latest telephone or Internet proxy is counted); or by attending the meeting and voting in person. Attending the meeting alone will not revoke your proxy unless you specifically request your proxy to be revoked. If you hold shares through a bank or brokerage firm, you must contact that bank or firm directly to revoke any prior voting instructions.

**Q: Where can I find the voting results of the meeting?**

A: The preliminary voting results will be announced at the meeting. The final voting results will be reported in a current report on Form 8-K, which will be filed with the SEC within four business days after the meeting. If our final voting results are not available within four business days after the meeting, we will file a current report on Form 8-K reporting the preliminary voting results and subsequently file the final voting results in an amendment to the current report on Form 8-K within four business days after the final voting results are known to us.

## PROPOSAL 1
## ELECTION OF DIRECTORS

We currently have 10 members of our Board, which is divided into two classes (Class I and Class II) with alternating two-year terms. Carol Mills, a Class II director, has elected not to stand for re-election. Immediately preceding this meeting, the authorized size of our Board will be reduced to nine members with the number of Class I directors set at five and the number of Class II directors set at four. Stockholders will vote for the four Class II nominees listed below to serve until our 2013 Annual Meeting of Stockholders and until such director's successor has been elected and qualified, or until such director's death, resignation or removal. The members of our Board who are Class I directors will be considered for nomination for election in 2012. However, as explained in further detail in Proposal 5, our Board is proposing to amend our Restated Certificate of Incorporation to move to annual elections of all our directors. If our stockholders approve the proposed amendment, directors who have been elected to two-year terms prior to the filing of the Certificate of Amendment to our Restated Certificate of Incorporation (including directors elected at this meeting) will complete those terms. Thereafter, their successors will be elected to one-year terms, and from and after the 2013 Annual Meeting of Stockholders, all directors will stand for election annually.

Each of the nominees listed below is currently a director of Adobe and has previously been elected by our stockholders. There are no family relationships among our directors or executive officers. If any nominee is unable or declines to serve as a director, the Board may designate another nominee to fill the vacancy and the proxy will be voted for that nominee.

**Vote Required and Board Recommendation**

Our Bylaws require that each director be elected by the majority of votes cast with respect to such director in uncontested elections. Any nominee for director, in an uncontested election, who receives a greater number of votes "AGAINST" his or her election than votes "FOR" such election shall promptly tender his or her resignation to the Board, and the Board, after taking into consideration the recommendation of the Nominating and Governance Committee of the Board, will determine whether or not to accept the director's resignation. The election of directors pursuant to this Proposal is an uncontested election, and, therefore, the majority vote standard will apply. Abstentions and broker non-votes will not have any effect on the outcome of this Proposal. In tabulating the voting results for the election of directors, only "FOR" and "AGAINST" votes are counted.

**THE BOARD UNANIMOUSLY RECOMMENDS A VOTE "FOR" ALL NOMINEES**

**Our Board of Directors**

The following tables set forth the name and age of each nominee and each director of Adobe whose term of office will continue after this meeting, the principal occupation during the past five years, other directorships held in public companies and relevant experiences, qualifications, attributes or skills of each, and the year each began serving as a director of Adobe:

**Nominees for Election as Class II Directors for a Term Expiring in 2013**

| Name | Principal Occupation During Last Five Years and Relevant Experiences, Qualifications, Attributes or Skills | Age | Director Since |
|---|---|---|---|
| Robert K. Burgess . . . . . . | Mr. Burgess has been an independent consultant since December 2005. He served as Chief Executive Officer of Macromedia, Inc., a provider of Internet and multimedia software, from November 1996 to January 2005. He also served on the board of directors of Macromedia from November 1996 until December 2005, as Chairman of the Board of Macromedia from July 1998 until December 2005 and as Executive Chairman of Macromedia from January 2005 until December 2005, when Macromedia was acquired by Adobe. Prior to joining Macromedia, Mr. Burgess held key executive positions at Silicon Graphics, Inc., a graphics and computing company, and from 1991 to 1995 served as Chief Executive Officer and a member of the board of directors of Alias Research, Inc., a publicly traded 3D software company, prior to its acquisition by Silicon Graphics. Mr. Burgess currently serves on the board of IMRIS Inc., a provider of image guided therapy solutions. Mr. Burgess holds a B.Com. from McMaster University in Canada.<br><br>As the former Executive Chairman, Chief Executive Officer and Chairman of the Board of Macromedia, as well as several other executive positions, Mr. Burgess has extensive executive leadership experience, as well as extensive knowledge of operational, financial and strategic issues. He also possesses significant experience with business issues in technology organizations as a result of his former executive roles. With more than 15 years experience as a board member of publicly traded companies, Mr. Burgess also has a broad understanding of the role and responsibilities of the board and valuable insight on a number of significant issues in the technology industry. | 53 | 2005 |

| Name | Principal Occupation During Last Five Years and Relevant Experiences, Qualifications, Attributes or Skills | Age | Director Since |
|---|---|---|---|
| Daniel Rosensweig . . . . . . | Mr. Rosensweig is currently President, Chief Executive Officer and a member of the board of directors of Chegg.com, an online textbook rental company. Prior to joining Chegg.com in February 2010, Mr. Rosensweig served as President and Chief Executive Officer of RedOctane, a business unit of Activision Publishing, Inc., a developer, publisher and distributor of interactive entertainment and leisure products. Prior to joining RedOctane in March 2009, Mr. Rosensweig was an Operating Principal at the Quadrangle Group, a private investment firm. Prior to joining the Quadrangle Group in August 2007, Mr. Rosensweig served as Chief Operating Officer of Yahoo! Inc., an Internet content and service provider, which he joined in April 2002. Prior to joining Yahoo!, Mr. Rosensweig was President of CNET Networks, Inc., an interactive media company, which he joined in October 2000. Mr. Rosensweig served for 18 years with Ziff-Davis, an integrated media and marketing services company, including roles as President and Chief Executive Officer of its subsidiary ZDNet, from 1997 until 2000 when ZDNet was acquired by CNET. Mr. Rosensweig holds a B.A. in Political Science from Hobart College.<br><br>As a result of his current executive position at Chegg.com, as well as his former positions as a senior executive at global media and technology organizations, Mr. Rosensweig provides the Board with extensive and relevant executive leadership, worldwide operations and technology industry experience. | 49 | 2009 |
| Robert Sedgewick . . . . . . . | Dr. Sedgewick has been a Professor of Computer Science at Princeton University since 1985, where he was the founding Chairman of the Department of Computer Science. He is the author of numerous research papers and a widely used series of textbooks on algorithms. Dr. Sedgewick holds a Ph.D. in Computer Science from Stanford University.<br><br>As a Professor and the founding Chairman of the Department of Computer Science, Dr. Sedgewick brings to the Board extensive leadership experience and expertise on technology issues in the software industry. Also, as the holder of a Ph.D. degree in Computer Science from Stanford University, and the author of numerous research papers and widely used series of textbooks on algorithms, Dr. Sedgewick offers relevant expertise on a broad range of technology issues. As a member of Adobe's Board for over 20 years, Dr. Sedgewick also possesses experience with a range of corporate governance issues. | 64 | 1990 |

| Name | Principal Occupation During Last Five Years and Relevant Experiences, Qualifications, Attributes or Skills | Age | Director Since |
|---|---|---|---|
| John E. Warnock . . . . . . . | Dr. Warnock was a founder of Adobe and has been our Chairman of the Board since April 1989. Since September 1997, he has shared the position of Chairman with Charles M. Geschke. Dr. Warnock served as our Chief Executive Officer from 1982 until December 2000. From December 2000 until his retirement in March 2001, Dr. Warnock served as our Chief Technical Officer. Dr. Warnock currently serves as Chairman of the Board of Salon Media Group, Inc. Dr. Warnock holds a Ph.D. in Electrical Engineering from the University of Utah.<br><br>As a co-founder of Adobe and its former Chief Executive Officer and Chief Technical Officer, Dr. Warnock has experience growing Adobe from a start-up to a large publicly traded company. His nearly 20 years of executive and technological leadership at Adobe provides the Board with significant leadership, operations and technology experience, as well as important perspectives on innovation, management development, and global challenges and opportunities. As Chairman of the Board of Directors of Adobe and Salon, Dr. Warnock has a strong understanding of his role as a director and a broad perspective on key industry issues and corporate governance matters. | 70 | 1983 |

## Incumbent Class I Directors with a Term Expiring in 2012

| Name | Principal Occupation During Last Five Years and Relevant Experiences, Qualifications, Attributes or Skills | Age | Director Since |
|---|---|---|---|
| Edward W. Barnholt . . . . . | Mr. Barnholt served as President and Chief Executive Officer of Agilent Technologies, Inc., a measurement company, from March 1999 to March 2005 and as its Chairman of the Board from November 2002 until his retirement in March 2005. From 1990 to 1999, Mr. Barnholt served in several executive positions at Hewlett-Packard Company, a computer and electronics company, including serving as Executive Vice President and General Manager of its Measurements Organization. Mr. Barnholt currently serves on the board of directors of eBay Inc. and as Chairman of the Board of KLA-Tencor Corporation. Mr. Barnholt holds a B.S. and a M.S. in Electrical Engineering from Stanford University.<br><br>As the former President, Chief Executive Officer and Chairman of the Board of Agilent, as well as a former senior executive with Hewlett-Packard, Mr. Barnholt possesses significant leadership and operational experience, including on matters particularly relevant to companies with complex technology and international issues. As a board member of two other public companies, Mr. Barnholt also has strong corporate governance expertise and a global business perspective. | 67 | 2005 |

| Name | Principal Occupation During Last Five Years and Relevant Experiences, Qualifications, Attributes or Skills | Age | Director Since |
|---|---|---|---|
| Michael R. Cannon . . . . . | Mr. Cannon served as President, Global Operations for Dell Inc., a computer systems manufacturer and services provider, from February 2007 until his retirement in January 2009. Prior to joining Dell, Mr. Cannon was the President and Chief Executive Officer, and served on the board of directors, of Solectron Corporation, an electronic manufacturing services company, which he joined as Chief Executive Officer in January 2003. From July 1996 until joining Solectron, Mr. Cannon served as the President and Chief Executive Officer and member of the board of Maxtor Corporation, a disk drive and storage systems manufacturer. Prior to joining Maxtor, Mr. Cannon held senior management positions at IBM, a global services, software and systems company. Mr. Cannon currently serves on the board of directors of Elster Group, SE, a metering technology company, Seagate Technology Public Limited Company, a provider of hard disk drives and storage solutions, and Lam Research Corporation, a semiconductor equipment manufacturer. Mr. Cannon studied mechanical engineering at Michigan State University and completed the Advanced Management Program at Harvard Business School.<br><br>Mr. Cannon's career spans 35 years in technology. As a result of his former senior executive positions at Dell, Solectron and Maxtor, Mr. Cannon possesses a significant amount of leadership and worldwide operational experience with companies in high technology industries. In addition, as Chief Executive Officer with financial oversight responsibilities at both Solectron and Maxtor, Mr. Cannon possesses extensive financial expertise. Also, from his service as a board member with three other public companies, Mr. Cannon offers our Board a deep understanding of corporate governance matters. | 58 | 2003 |

| Name | Principal Occupation During Last Five Years and Relevant Experiences, Qualifications, Attributes or Skills | Age | Director Since |
|---|---|---|---|
| James E. Daley . . . . . . . . | Mr. Daley has been an independent consultant since his retirement in July 2003 from Electronic Data Systems Corporation ("EDS"), an information technology service company. Mr. Daley served as Executive Vice President and Chief Financial Officer of EDS from March 1999 to February 2003, and as its Executive Vice President of Client Solutions, Global Sales and Marketing from February 2003 to July 2003. From 1963 until his retirement in 1998, Mr. Daley was with Price Waterhouse, L.L.P., an accounting firm, where he served as Co-Chairman-Operations and Vice-Chairman-International from 1988 to 1998. Mr. Daley currently serves on the board of directors of The Guardian Life Insurance Company of America. Mr. Daley holds a B.B.A. from Ohio University.<br><br>With more than 35 years of service with the international accounting firm Price Waterhouse, L.L.P., as well as his past service as the Chief Financial Officer of a publicly traded global technology company, Mr. Daley brings to the Board extensive financial expertise related to the business and financial issues facing large global technology corporations, as well as a comprehensive understanding of international business and corporate governance matters. | 69 | 2001 |
| Charles M. Geschke . . . . . | Dr. Geschke was a founder of Adobe and has served as our Chairman of the Board since September 1997, sharing that office with John E. Warnock. He was our Chief Operating Officer from December 1986 until July 1994 and our President from April 1989 until his retirement in April 2000. Dr. Geschke holds a Ph.D. in Computer Science from Carnegie Mellon University.<br><br>As a co-founder of Adobe and its former President and Chief Operating Officer, Dr. Geschke has experience growing Adobe from a start-up to a large publicly traded company. His nearly 20 years of executive and technological leadership at Adobe provides the Board with significant leadership, operations and technology experience, as well as important perspectives on innovation, management development, and global challenges and opportunities. | 71 | 1983 |

| Name | Principal Occupation During Last Five Years and Relevant Experiences, Qualifications, Attributes or Skills | Age | Director Since |
|---|---|---|---|
| Shantanu Narayen . . . . . . | Mr. Narayen currently serves as our President and Chief Executive Officer. He joined Adobe in January 1998 as Vice President and General Manager of our engineering technology group. In January 1999, he was promoted to Senior Vice President, Worldwide Products, and in March 2001 he was promoted to Executive Vice President, Worldwide Product Marketing and Development. In January 2005, Mr. Narayen was promoted to President and Chief Operating Officer, and effective December 2007, he was appointed our Chief Executive Officer and joined our Board of Directors. Mr. Narayen serves on the board of directors of Dell Inc. Mr. Narayen holds a B.S. in Electronics Engineering from Osmania University in India, a M.S. in Computer Science from Bowling Green State University and an M.B.A. from the Haas School of Business, University of California, Berkeley.<br><br>As our President and Chief Executive Officer and an Adobe employee for over a decade, Mr. Narayen brings to the Board extensive leadership and industry experience, including a deep knowledge and understanding of our business, operations and employees, the opportunities and risks faced by Adobe, and management's current and future strategy and plans. As a member of the board of directors of Dell, he also has a strong understanding of his role as a director and a broad perspective on key industry issues and corporate governance matters. | 47 | 2007 |

**Independence of Directors**

As required by the NASDAQ Global Select Market's ("NASDAQ") listing standards, a majority of the members of our Board must qualify as "independent," as affirmatively determined by our Board. Our Board consults with our legal counsel to ensure that its determinations are consistent with all relevant securities and other laws and regulations regarding the definition of "independent," including those set forth in the applicable NASDAQ listing standards.

In determining Dr. Geschke's independence, the Board considered Dr. Geschke's son's partnership interest in the law firm of Cooley LLP prior to his son's departure from Cooley LLP in April 2010. In fiscal year 2010, Cooley LLP acted as our legal counsel on various matters. Adobe considers this business relationship to be at arms-length and in the ordinary course of business. Dr. Geschke's son did not have a material direct or indirect interest in such business relationship.

In determining Dr. Warnock's independence, the Board considered Dr. Warnock's son's employment at Adobe as a project manager, a non-executive position, prior to his son's departure from Adobe in March 2010.

Consistent with these considerations, after review of all relevant transactions and relationships between each director, any of his or her family members, Adobe, our executive officers and our independent registered public accounting firm, the Board has affirmatively determined that a majority of our Board is comprised of independent directors. Our independent directors include: Mr. Barnholt, Mr. Burgess, Mr. Cannon, Mr. Daley, Dr. Geschke, Ms. Mills, Mr. Rosensweig, Dr. Sedgewick and Dr. Warnock.

**Committees of the Board**

The *Audit Committee*'s role includes the oversight of our financial, accounting and reporting processes; our system of internal accounting and financial controls; our enterprise risk management program; and our compliance with related legal, regulatory and ethical requirements. The Audit Committee oversees the appointment, compensation, engagement, retention, termination and services of our independent registered public accounting firm, including conducting a review of its independence; reviewing and approving the planned scope of our annual audit; overseeing our independent registered public accounting firm's audit work; reviewing and pre-approving any audit and non-audit services that may be performed by our independent registered public accounting firm; reviewing with management and our independent registered public accounting firm the adequacy of our internal financial and disclosure controls; reviewing our critical accounting policies and the application of accounting principles; and monitoring the rotation of partners of our independent registered public accounting firm on our audit engagement team as required by regulation. The Audit Committee establishes procedures, as required under applicable regulation, for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters and the submission by employees of concerns regarding questionable accounting or auditing matters. The Audit Committee's role also includes meeting to review our annual audited financial statements and quarterly financial statements with management and our independent registered public accounting firm. The Audit Committee has the authority to obtain independent advice and assistance from internal or external legal, accounting and other advisors, at Adobe's expense. See "Report of the Audit Committee" contained in this proxy statement.

Each member of the Audit Committee meets the independence criteria prescribed by applicable regulation and the rules of the SEC for audit committee membership and is an "independent director" within the meaning of applicable NASDAQ listing standards. Each Audit Committee member meets NASDAQ's financial literacy requirements, and the Board has further determined that Messrs. Cannon and Daley (i) are "audit committee financial experts" as such term is defined in Item 407(d) of Regulation S-K promulgated by the SEC and (ii) also meet NASDAQ's financial sophistication requirements. The Audit Committee acts pursuant to a written charter, which complies with the applicable provisions of the Sarbanes-Oxley Act of 2002 and related rules of the SEC and NASDAQ, a copy of which can be found on our website at www.adobe.com/corporateresponsibility/corporate.html.

The *Executive Compensation Committee* sets and administers the policies governing all compensation of our executive officers, including cash and non-cash compensation and equity compensation programs, and is responsible for making recommendations to the Board concerning Board and committee compensation. The Executive Compensation Committee also reviews and approves equity-based compensation grants to our non-executive officer employees and consultants, other than stock option, performance share and restricted stock unit grants to our non-executive officer employees that are approved by a Management Committee for Employee Equity Awards appointed by the Board and consisting of our Chief Executive Officer and Senior Vice President, Human Resources. The Executive Compensation Committee is also responsible for oversight of our overall compensation plans and benefit programs, as well as the approval of all employment, severance and change of control agreements and plans applicable to our executive officers. The Executive Compensation Committee oversees all matters related to stockholder approval of executive compensation and evaluates the risk-taking incentives and risk management of our compensation policies and practices. The members of the Executive Compensation Committee are all independent directors within the meaning of applicable NASDAQ listing standards, and all of the members are "non-employee directors" within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934 (the "Exchange Act") and "outside directors" for purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"). The Executive Compensation Committee acts pursuant to a written charter, a copy of which can be found on our website at www.adobe.com/corporateresponsibility/corporate.html.

***Risk Analysis of Performance-Based Compensation Plans***

Our Executive Compensation Committee believes that our employee compensation programs do not encourage excessive and unnecessary risk-taking that would be reasonably likely to have a material adverse effect on Adobe. The Executive Compensation Committee oversaw the performance of a risk assessment of our compensation programs as generally applicable to our employees to ascertain any potential material risks that may be created by the compensation programs. The Executive Compensation Committee considered the findings of the assessment conducted internally and concluded that our compensation programs are designed and administered with the appropriate balance of risk and reward in relation to our overall business strategy and do not encourage employees to take unnecessary or excessive risks, and that the level of risk that they do encourage is not reasonably likely to materially harm our business or financial condition.

Although the majority of target total direct compensation provided to our executive officers is typically performance based, the Executive Compensation Committee also believes that our executive compensation programs have been designed with appropriate controls and other mitigating measures to prevent excessive and unnecessary risk-taking. Our other performance-based employee compensation programs typically make up a smaller percentage of our other employees' overall compensation and therefore provide even less incentive for risk-taking. The design of these broad-based employee compensation programs is intended to encourage our employees to remain focused on both short-and long-term operational and financial goals of the company in several key respects:

- The Executive Bonus Plan (as described under "Compensation Discussion and Analysis— Elements of Compensation—Cash Incentives—Annual Cash Incentive Plan"), and the similar bonus plan for employees who are not executive officers, measured only one year, but included both revenue and operating profit measures that must be achieved, to provide balanced objectives emphasizing both revenue generation and expense management.
- Our system of internal controls over financial reporting, standards of business conduct, and compliance programs, among other things, reduce the likelihood of manipulation of our financial performance to enhance payments under our bonus and sales compensation plans.
- Our performance-based plans include caps that in recent years have ranged from 110% to 200% of the target awards. We believe these caps limit the incentive for excessive risk-taking by our employees.
- Equity incentive awards for our executive officers include three different types of equity, which help to diversify the executive officers' interests and limit the potential value of excessive risk-taking. For most of our non-executive employees, equity incentive awards are solely in the form of restricted stock units ("RSUs"). Annual equity incentive awards for our executive officers and employees for fiscal year 2010 vest 25% each year over four years for options and RSUs and 33⅓% each year over three years for performance shares, encouraging executive officers and other employees to focus on sustained stock price appreciation over the long term.
- Our officers at the Senior Vice President level and above are all subject to and in compliance with our stock ownership guidelines, described under "Compensation Discussion and Analysis— Ownership Guidelines and Policies—Stock Ownership Guidelines," which encourage a level of stock ownership that we believe appropriately aligns their interests with those of our stockholders.

The *Nominating and Governance Committee*'s primary purpose is to evaluate candidates for membership on our Board and make recommendations to our Board regarding candidates; make recommendations with respect to the composition of our Board and its committees; review and make recommendations regarding the functioning of our Board as an entity; recommend corporate governance principles applicable to Adobe; manage periodic review, discussion and evaluation of the performance of our Board and its committees; assess the independence of our directors; and consider and approve or disapprove any related-person transaction as defined under Item 404 of Regulation S-K promulgated by the SEC, after examining each such transaction for potential conflicts of interest and other improprieties. The Nominating and Governance Committee also assists our Board in reviewing and assessing management development and succession planning for our executive officers. The Nominating and Governance Committee has the authority to obtain independent advice and assistance from internal or external legal, accounting and other advisors, at Adobe's expense. The members of our Nominating and Governance Committee are all independent directors within the meaning of applicable NASDAQ listing standards. The Nominating and Governance Committee operates pursuant to a written charter, a copy of which can be found on our website at www.adobe.com/corporateresponsibility/corporate.html.

In carrying out its function to nominate candidates for election to our Board, the Nominating and Governance Committee considers the Board's mix of skills, experience, character, commitment and diversity—diversity being broadly construed to mean a variety of opinions, perspectives and backgrounds, such as gender, race and ethnicity differences, as well as other differentiating characteristics, all in the context of the requirements and needs of our Board at that point in time. The Nominating and Governance Committee believes that each candidate should be an individual who has demonstrated integrity and ethics in such candidate's personal and professional life, has an understanding of elements relevant to the success of a publicly traded company and has established a record of professional accomplishment in such candidate's chosen field. Each candidate should be prepared to participate fully in Board activities, including attendance at, and active participation in, meetings of the Board, and not have other personal or professional commitments that would, in the Nominating and Governance Committee's judgment, interfere with or limit such candidate's ability to do so. Each candidate should also be prepared to represent the best interests of all of our stockholders and not just one particular constituency. Additionally, in determining whether to recommend a director for re-election, the Nominating and Governance Committee also considers such director's past attendance at Board and committee meetings and participation in and contributions to the activities of our Board. The Nominating and Governance Committee has no stated specific minimum qualifications that must be met by a candidate for a position on our Board. The Nominating and Governance Committee does, however, believe it appropriate for at least one member of our Audit Committee to meet the criteria for an "audit committee financial expert" as defined by SEC rules, that at least two members of our Executive Compensation Committee are "non-employee directors" within the meaning of Rule 16b-3 under the Exchange Act and "outside directors" for purposes of Section 162(m) of the Code, and that a majority of the members of our Board meet the definition of "independent director" within the meaning of applicable NASDAQ listing standards.

The Nominating and Governance Committee's methods for identifying candidates for election to our Board include the solicitation of ideas for possible candidates from a number of sources, including from members of our Board, our executive officers, individuals who our executive officers or Board members believe would be aware of candidates who would add value to our Board and through other research. The Nominating and Governance Committee may also, from time to time, retain for a fee one or more third-party search firms to identify suitable candidates.

Any of our stockholders may nominate one or more persons for election as a director at our annual meeting of stockholders if the stockholder complies with the notice, information and consent provisions contained in our Bylaws. In addition, the notice must include any other information required pursuant to Section 14 of the Exchange Act. In order for the director nomination to be timely for our 2012 Annual Meeting of Stockholders, a stockholder's notice to our Secretary must be delivered to our principal executive offices no later than November 11, 2011 nor earlier than October 12, 2011. Our Bylaws specify additional requirements if stockholders wish to nominate directors at special meetings of stockholders.

The Nominating and Governance Committee will consider all candidates identified through the processes described above, and will evaluate each candidate, including incumbents, based on the same criteria.

### Meetings of the Board and Committees

During fiscal year 2010, our Board held four meetings, and its three standing committees—Audit Committee, Executive Compensation Committee, and Nominating and Governance Committee—collectively held 24 meetings. Each director attended at least 75% of the meetings (held during the period that such director served) of the Board and the committees on which such director served in fiscal year 2010. Members of our Board are encouraged to attend our annual meetings of stockholders. Six of our Board members attended our 2010 Annual Meeting of Stockholders.

The following table sets forth the three standing committees of our Board, the members of each committee, and the number of meetings held by our Board and the committees during fiscal year 2010:

| Name | Board | Audit | Executive Compensation | Nominating and Governance |
|---|---|---|---|---|
| Mr. Barnholt | X | | X | Chair |
| Mr. Burgess | X | | | |
| Mr. Cannon | X | X | | |
| Mr. Daley | X | Chair | | X |
| Dr. Geschke | Chair | | | |
| Ms. Mills | X | | Chair | X |
| Mr. Narayen | X | | | |
| Mr. Rosensweig | X | | X | |
| Dr. Sedgewick | X | X | | |
| Dr. Warnock | Chair | | | |
| Number of meetings held in fiscal year 2010 | 4 | 11 | 8 | 5 |

Effective April 20, 2011, our committees will be composed of the following members:

| Audit | Executive Compensation | Nominating and Governance |
|---|---|---|
| Mr. Burgess | Mr. Barnholt | Mr. Barnholt (Chair) |
| Mr. Cannon | Mr. Rosensweig (Chair) | Mr. Daley |
| Mr. Daley (Chair) | Dr. Sedgewick | Mr. Rosensweig |

Following these changes to our committees, the members of the respective committees will satisfy the applicable qualification requirements of the SEC, NASDAQ and the Code.

### Communications with the Board

Any stockholder who desires to contact our Board, or specific members of our Board, may do so electronically by sending an email to the following address: directors@adobe.com. Alternatively, a stockholder may contact our Board, or specific members of our Board, by writing to: Stockholder Communications, Adobe Systems Incorporated, 345 Park Avenue, San Jose, California 95110-2704 USA. All such communications will be initially received and processed by the office of our Secretary. Accounting, audit, internal accounting controls and other financial matters will be referred to the Chair of the Audit Committee. Other matters will be referred to the Board, the non-employee directors or individual directors as appropriate.

**Board Leadership Structure**

Our Board is currently chaired by Drs. Geschke and Warnock, Adobe's founders and former President and Chief Executive Officer, respectively. The duties of the Chairmen of our Board include:

- presiding over all meetings of the Board;
- preparing the agenda for Board meetings in consultation with the Chief Executive Officer and other members of our Board;
- calling and presiding over meetings of the independent directors;
- managing the Board's process for annual director self-assessment and evaluation of the Board and of the Chief Executive Officer; and
- presiding over all meetings of stockholders.

Accordingly, the Chairmen have substantial ability to shape the work of our Board. Our Board believes that separation of the positions of Chairman and Chief Executive Officer reinforces the independence of our Board in its oversight of our business and affairs. In addition, such separation helps create an environment that is more conducive to objective evaluation and oversight of management's performance, increasing management accountability and improving the ability of our Board to monitor whether management's actions are in the best interests of Adobe and its stockholders.

Our Board also believes that there may be advantages to having independent chairmen for matters such as communications and relations between our Board, the Chief Executive Officer, and other senior management and in assisting our Board in reaching consensus on particular strategies and policies. Dr. Geschke's and Dr. Warnock's past service as executive officers helps ensure our Board and management act with a common purpose, making them best positioned to act as a bridge between management and the Board. Having Chairmen separate from the Chief Executive Officer also allows the Chairmen to focus on assisting the Chief Executive Officer and senior management in seeking and adopting successful business strategies and risk management policies and in making successful choices in management succession. The Board also believes that it is advantageous to have Chairmen with extensive history and knowledge of Adobe, as is the case with Drs. Geschke and Warnock.

**The Board's Role in Risk Oversight**

Risk assessment and oversight are an integral part of our governance and management processes. Our Board encourages management to promote a culture that incorporates risk management into Adobe's corporate strategy and day-to-day business operations. Management discusses strategic and operational risks at regular management meetings, and conducts specific strategic planning and review sessions during the year that include a focused discussion and analysis of the risks facing Adobe. Throughout the year, senior management reviews these risks with the Board at regular Board meetings as part of management presentations that focus on particular business functions, operations or strategies, and presents the steps taken by management to mitigate or eliminate such risks.

Our Board does not have a standing risk management committee, but rather administers this oversight function directly through our Board as a whole, as well as through various standing committees of our Board that address risks inherent in their respective areas of oversight. In particular, our Board is responsible for monitoring and assessing strategic risk exposure, our Audit Committee has the responsibility to oversee our major financial risk exposures and the steps our management has taken to monitor and control these exposures as well as oversight of our enterprise risk management program. The Audit Committee also monitors compliance with legal and regulatory requirements and oversees the performance of our internal audit function. Our Nominating and Governance Committee monitors the effectiveness of our corporate governance guidelines and considers and approves or disapproves any related-persons transactions. Our Executive Compensation Committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking.

**PROPOSAL 2**
**APPROVAL OF THE AMENDMENT OF THE**
**1997 EMPLOYEE STOCK PURCHASE PLAN**

In February 2011, the Executive Compensation Committee approved an amendment to increase the maximum number of shares of our common stock that may be issued under the Adobe Systems Incorporated 1997 Employee Stock Purchase Plan (the "ESPP"), subject to approval by our stockholders. Our Board believes that the ESPP is an integral part of our Total Rewards Program, which covers compensation and benefits for all levels of employees, and that the ESPP is particularly important for our non-executive employees.

**General ESPP Information**

The ESPP was originally adopted by our Board in December 1996 and approved by our stockholders in April 1997 in contemplation of our previous stock purchase plan being terminated in December 1997. We have not requested an increase to the ESPP share reserve since April 1999.

**Amendment to ESPP**

Our Board believes that the availability of an adequate number of shares of our common stock in the reserve of the ESPP is an important factor in attracting, motivating and retaining qualified employees essential to our success. In February 2011, our Executive Compensation Committee approved, and our Board submits for your consideration, an amendment to the ESPP to increase the maximum number of shares of our common stock that may be issued under the ESPP by 17 million shares, for an aggregate reserve of 93 million shares. As of February 4, 2011, an aggregate of 7,611,745 shares of our common stock remained available for future purchases under the ESPP.

**Vote Required and Board Recommendation**

Approval of the amendment of the ESPP requires the affirmative vote of the holders of a majority of the votes cast in person or by proxy and entitled to vote at this meeting. Abstentions and broker non-votes will have no effect on the outcome of this Proposal.

**OUR BOARD UNANIMOUSLY RECOMMENDS A VOTE "FOR" THIS PROPOSAL**

**Summary of the ESPP**

The following paragraphs provide a summary of the principal features of the ESPP. This summary does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the ESPP, a copy of which, as proposed to be amended, has been filed with the SEC with this proxy statement.

***General.*** The ESPP advances the interests of Adobe and our stockholders by providing an investment benefit for our employees as part of our Total Rewards Program that is necessary in today's competitive labor market to attract, reward and retain highly qualified employees. The ESPP allows us to achieve this purpose by providing our employees the ability to make a direct investment in our company. Our ESPP generally allows employees to purchase shares of our common stock at 85% of the lesser of the fair market value at the start of the offering period and the date of the purchase. This benefit is one of the most utilized rewards that we offer to our employees, with approximately 75% of our eligible employee population participating in the ESPP as of February 4, 2011.

***Eligibility.*** Any regular employee of Adobe or any of its subsidiaries, excluding regular employees in certain countries such as Russia and China, where strict regulatory requirements make it difficult to administer, is eligible to participate in the ESPP, as long as (i) the employee is employed by us and enrolls prior to the beginning of an offering period and (ii) is customarily employed for at least

20 hours per week and more than five months each year, unless otherwise required by local law. No employee may be granted a right to purchase shares under the ESPP if, immediately after such grant, the employee would own or hold options to purchase our common stock in an amount equal to 5% or more of the total combined voting power or value of all classes of our stock. As of February 4, 2011, approximately 9,460 employees were eligible to participate in the ESPP.

***Shares Subject to ESPP.*** The maximum aggregate number of shares of our common stock that may be issued under the ESPP is 76 million. We are proposing an increase to the maximum number of shares of 17 million. If such increase is approved by our stockholders at the 2011 Annual Meeting of Stockholders, the maximum aggregate number of shares of our common stock that may be issued under the ESPP would be 93 million.

As of February 4, 2011, a total of 68,388,255 shares had been purchased under the ESPP and 7,611,745 shares remained available for purchase. The closing market price of our common stock on February 4, 2011 was $33.36.

***Purchase of Shares.*** The ESPP permits eligible employees to purchase shares of our common stock through payroll withholding. Currently, each offering period commencing under the ESPP is approximately 24 months in duration and is divided into four consecutive six-month purchase periods. In no event may an offering period exceed 27 months. Purchase periods generally begin on January 1 and July 1 and generally end on June 30 and December 31 of each year, respectively. At the end of each purchase period, shares are issued based on payroll deductions accumulated during that period, not to exceed 25% of a participating employee's compensation during any calendar year or 5,000 shares per 24 month offering period.

The purchase price per share at which the shares of common stock are sold under the ESPP generally will be equal to 85% of the lesser of the fair market value of our common stock on (i) the first day of the offering or (ii) the purchase date. No participant may purchase shares through the ESPP having a fair market value exceeding $25,000 in any calendar year or such other limit as may be imposed by Section 423 of the Code.

***Participation and Withdrawal from the ESPP.*** Enrolled employees will automatically participate in the next offering period, provided the employee has not withdrawn from the ESPP, continues to meet the eligibility requirements, and has not terminated employment with us. A participant may withdraw from an offering at any time without affecting his/her eligibility to participate in future offerings. During an offering period, a participant may elect to decrease the rate of, or stop, deductions at any time. Increases to payroll deductions generally may only be made as to future offering periods.

If the fair market value of the shares at the end of a purchase period of an offering (other than the final purchase period of any offering) is less than the fair market value of the shares on the first day of such offering, then every participant in the offering will automatically (i) be withdrawn from the offering at the close of such purchase period and after the acquisition of shares and (ii) be enrolled in a new offering commencing on the first business day subsequent to such purchase period.

***Termination of Employment.*** Purchase rights granted pursuant to any offering under the ESPP terminate immediately upon cessation of employment for any reason, and we will refund all accumulated payroll deductions to the terminated employee without interest.

***Restrictions on Transfer and Sales.*** Purchase rights granted under the ESPP are not transferable and may be exercised only by the person to whom such rights are granted.

***Changes in Capitalization.*** In the event that there is any change to our outstanding common stock (stock dividend, stock split, reverse stock split, recapitalization, combination, reclassification or similar change in our capital structure, or in the event of any merger, sale of assets or other reorganization in which Adobe is a party), appropriate adjustments will be made to the class and number of shares of common stock subject to the ESPP and each outstanding purchase right.

***Effect of Certain Corporate Transactions.*** In the event of certain significant corporate transactions, any surviving or acquiring corporation (or its parent company) may assume or substitute similar purchase rights for those outstanding under the ESPP. If the surviving or acquiring corporation (or its parent company) does not assume such rights or substitute similar rights, then the next purchase date in the then-current purchase period shall be accelerated to a date before the consummation of the transaction specified by the Board, the participants' accumulated payroll deductions will be applied to the purchase of shares of our common stock on such date and such purchase rights will terminate immediately thereafter.

A significant corporate transaction will be deemed to occur in the event of (a) a sale or other disposition of all or substantially all of our assets, (b) the direct or indirect sale or other disposition of at least 50% of our outstanding voting power or voting stock, (c) a merger or consolidation in which we are a party, or (d) a liquidation or dissolution of Adobe, provided in the case of (a), (b) and (c), our stockholders do not retain direct or indirect beneficial ownership in substantially the same proportions as their ownership immediately before such transaction.

***Administration.*** The ESPP is administered by the Board and the Executive Compensation Committee. The Executive Compensation Committee is authorized by the Board to adopt, amend, interpret and terminate the ESPP.

***Termination or Amendment.*** The Board, or the Executive Compensation Committee, may at any time amend or terminate the ESPP, except that stockholder approval is required to increase the number of shares authorized for issuance under the ESPP. No amendment to the ESPP may adversely affect the purchase rights previously granted a participant under the ESPP, except as required by law or regulation.

**Summary of Federal Income Tax Consequences**

The following summary is intended only as a general guide to the current U.S. federal income tax consequences of participation in the ESPP and does not attempt to describe all possible federal or other tax consequences of such participation or tax consequences based on particular circumstances. Furthermore, the tax consequences are complex and subject to change, and a taxpayer's particular situation may be such that some variation of the described rules is applicable.

Shares under the ESPP are purchased using after-tax employee contributions. A participant recognizes no taxable income either as a result of commencing participation in the ESPP or purchasing shares of our common stock under the terms of the ESPP.

If a participant does not hold shares purchased under the ESPP for more than two years from the first day of the applicable offering period and more than one year from the date of purchase (which is the last business day of a purchase period) (a "disqualifying disposition"), the participant will recognize ordinary income in the year of such disposition equal to the amount by which the fair market value of the shares on the date the shares were purchased exceeds the purchase price. The amount of ordinary income will be added to the participant's basis in the shares, and any additional gain or resulting loss recognized on the disposition of the shares will be a capital gain or loss. A capital gain or loss will be long-term if the participant's holding period is more than one year; otherwise it will be short-term.

If the participant disposes of shares purchased under the ESPP more than two years after the first day of the applicable offering period and more than one year after the date of purchase, the participant will recognize ordinary income in the year of disposition equal to the lesser of (i) the excess of the fair market value of the shares on the date of disposition over the purchase price, or (ii) 15% of the fair market value of the shares on the first day of the applicable offering period. The amount of any ordinary income will be added to the participant's basis in the shares, and any additional gain recognized upon the disposition after such basis adjustment will be long-term capital gain. If the fair market value of the shares on the date of disposition is less than the purchase price, there will be no ordinary income and any loss recognized will be a long-term capital loss.

Adobe is generally entitled to a deduction in the year of a disqualifying disposition equal to the amount of ordinary income recognized by the participant as a result of the disposition. In all other cases, no deduction is allowed by us.

**New Plan Benefits**

Participation in the ESPP is voluntary and each eligible employee will make his or her own decision whether and to what extent to participate in the ESPP. It is therefore not possible to determine the benefits or amounts that will be received in the future by individual employees or groups of employees under the ESPP. However, the table below sets forth certain information regarding the number of shares purchased during fiscal year 2010 pursuant to our ESPP by each of (i) the named executive officers identified in the "Executive Compensation—Summary Compensation Table" contained in this proxy statement, (ii) all current executive officers as a group, (iii) our current non-executive directors as a group and (iv) all employees, other than executive officers, as a group.

**Purchases Under our ESPP During Fiscal Year 2010**

| Name | No. of Shares Purchased (#) |
|---|---|
| Shantanu Narayen, President and Chief Executive Officer | 1,086 |
| Mark Garrett, Executive Vice President and Chief Financial Officer | 1,086 |
| Kevin Lynch, Senior Vice President, Chief Technology Officer | 1,086 |
| Robert Tarkoff, Senior Vice President, Digital Enterprise Solutions Business Unit | 1,086 |
| Matthew Thompson, Senior Vice President, Worldwide Field Operations | 1,086 |
| Joshua James, Former Senior Vice President, Omniture Business Unit | 674 |
| Executive Group (9 persons) | 9,774 |
| Non-Executive Director Group | —[1] |
| Non-Executive Officer Employee Group (9,186 persons) | 3,282,348 |

(1) Non-executive members of our Board are not eligible to participate in the ESPP.

## PROPOSAL 3
## APPROVAL OF THE ADOPTION OF THE
## 2011 EXECUTIVE CASH PERFORMANCE BONUS PLAN

In January 2011, our Executive Compensation Committee unanimously approved a new Executive Cash Performance Bonus Plan (the "2011 Executive Master Bonus Plan"), subject to approval by our stockholders. Stockholder approval of the 2011 Executive Master Bonus Plan will allow bonuses paid under it to "covered employees" to qualify as deductible "performance-based compensation" within the meaning of Section 162(m) of the Code.

Our previous Executive Cash Performance Bonus Plan (referred to in this proxy statement as the "Master Bonus Plan"), which was substantially similar to the 2011 Executive Master Bonus Plan, was approved by our stockholders in February 2006, and expired on December 3, 2010 (subject to payments of bonus amounts earned prior to such date). See "Compensation Discussion and Analysis—Elements of Compensation—Cash Incentives—Annual Cash Incentive Plan" for a description of our previous Master Bonus Plan.

### Vote Required and Board Recommendation

Approval of the 2011 Executive Master Bonus Plan requires the affirmative vote of the holders of a majority of the votes cast in person or by proxy and entitled to vote at this meeting. Abstentions and broker non-votes will have no effect on the outcome of this Proposal.

**OUR BOARD UNANIMOUSLY RECOMMENDS A VOTE "FOR" THIS PROPOSAL**

### Summary of the 2011 Executive Master Bonus Plan

The following paragraphs provide a summary of the principal features of the 2011 Executive Master Bonus Plan. This summary does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the 2011 Executive Master Bonus Plan, a copy of which has been filed with the SEC with this proxy statement.

***General.*** The purpose of the 2011 Executive Master Bonus Plan is to motivate eligible employees to achieve goals relating to the performance of Adobe or one of our business units, and to reward them when those goals are satisfied, thereby increasing stockholder value and the success of Adobe. If certain requirements are satisfied, bonuses awarded under the 2011 Executive Master Bonus Plan to "covered employees" will qualify as deductible "performance-based compensation" within the meaning of Section 162(m) of the Code. The 2011 Executive Master Bonus Plan is substantially similar to our previous Master Bonus Plan; in accordance with the provisions of Section 162(m) of the Code, that plan expired on December 3, 2010.

***Eligibility.*** Participants in the 2011 Executive Master Bonus Plan are members of senior management of Adobe who are selected solely at the discretion of our Executive Compensation Committee. Generally, selected participants are employees who are or are likely to become "covered employees" by the terms of Section 162(m) of the Code. No person is automatically entitled to participate in the 2011 Executive Master Bonus Plan in any plan year. For fiscal year 2011, eight of our executive officers will participate under the 2011 Executive Master Bonus Plan.

If the 2011 Executive Master Bonus Plan is not approved by stockholders, no awards will be earned or paid under the Plan in respect of fiscal year 2011 performance to our participating "covered employees." The Executive Compensation Committee retains the authority to pay discretionary bonuses or other types of compensation outside of the 2011 Executive Master Bonus Plan; however, such bonuses will not qualify as deductible "performance-based compensation" within the meaning of Section 162(m) of the Code.

***Administration.*** The 2011 Executive Master Bonus Plan will generally be administered by the Executive Compensation Committee, which consists of at least two directors, each of whom is both a "non-employee director" within the meaning of Rule 16b-3 under the Exchange Act and an "outside director" for purposes of Section 162(m) of the Code. The Executive Compensation Committee will be responsible for the general administration and interpretation of the 2011 Executive Master Bonus Plan and for carrying out its provisions. The Executive Compensation Committee has the authority to select persons to receive awards from among the eligible employees and set the terms and conditions of each award consistent with the terms of the 2011 Executive Master Bonus Plan. The Executive Compensation Committee may establish rules and policies for administration of the 2011 Executive Master Bonus Plan and adopt one or more forms of agreement to evidence awards made under the 2011 Executive Master Bonus Plan. The Executive Compensation Committee interprets the 2011 Executive Master Bonus Plan and any agreement used under the 2011 Executive Master Bonus Plan, and all determinations of the Executive Compensation Committee that are not inconsistent with the 2011 Executive Master Bonus Plan will be final and binding on all persons.

***Determination of Awards.*** Under the 2011 Executive Master Bonus Plan, participants will be eligible to receive cash awards based upon the attainment and certification of certain performance goals established by the Executive Compensation Committee for the applicable performance period. The performance goals that may be selected by the Executive Compensation Committee include one or more of the following: growth in revenue or product revenue; growth in the market price of stock; operating margin; margin, including gross margin; operating income; operating income after taxes; operating profit or net operating profit; pre-tax profit; earnings before interest, taxes and depreciation; earnings before interest, taxes, depreciation and amortization; income, before or after taxes (including net income); total return on shares of stock or total stockholder return; earnings, including but not limited to earnings per share and net earnings; return on stockholder equity or average stockholder's equity; return on net assets; return on assets, investment or capital employed; expenses; cost reduction goals; return on capital; economic value added; market share; operating cash flow; cash flow, as indicated by book earnings before interest, taxes, depreciation and amortization; cash flow per share; improvement in or attainment of working capital levels; debt reduction; debt levels; capital expenditures; sales or revenue targets, including product or product family targets; billings; workforce diversity; customer satisfaction; implementation or completion of projects or processes; improvement in or attainment of working capital levels; stockholders' equity; and other measures of performance selected by the Executive Compensation Committee to the extent consistent with Section 162(m) of the Code.

The performance goals may be based on (i) absolute target values, (ii) growth, maintenance or limiting losses or (iii) values relative to peers or indices, in each case in one or more goal categories compared to a prior period, and may differ for each participant. Performance goals may apply to Adobe or to one of our business units.

Our Executive Compensation Committee may provide that attainment of a performance goal will be measured by adjusting the evaluation of performance in accordance with U.S. generally accepted accounting principles ("GAAP") as follows: to include or exclude restructuring and/or other nonrecurring charges; to include or exclude exchange rate effects, as applicable, for non-U.S. dollar denominated performance goals; to include or exclude the effects of changes to GAAP required by the Financial Accounting Standards Board; to include or exclude the effects of any statutory adjustments to corporate tax rates; to include or exclude the effects of any "extraordinary items" as determined under GAAP; to include or exclude the effect of payment of the bonuses under the 2011 Executive Master Bonus Plan and any other bonus plans of Adobe; to include or exclude the effect of stock-based compensation and/or deferred compensation; to include or exclude any other unusual, non-recurring gain or loss or other extraordinary item; to respond to, or in anticipation of, any unusual or extraordinary corporate item, transaction, event or development; to respond to, or in anticipation of, changes in applicable laws, regulations, accounting principles, or business conditions; to include or exclude the effects of divestitures, acquisitions or joint ventures; to include or exclude the effects of discontinued operations that do not qualify as a segment of a business unit under GAAP; to assume that any business divested by Adobe achieved performance objectives at targeted levels during the balance of a performance period following such divestiture; to include or exclude the effect of any change in the outstanding shares of common stock of Adobe by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common stockholders other than regular cash dividends; to reflect a corporate transaction, such as a merger, consolidation, separation (including a spinoff or other distribution of stock or property by a corporation), or reorganization (whether or not such reorganization comes within the definition of such term in Section 368 of the Code); to reflect any partial or complete corporate liquidation; to reflect shippable backlog; and to include or exclude the amortization of purchased intangibles, technology license arrangements and incomplete technology.

Our Executive Compensation Committee retains the discretion to reduce or eliminate any award that would otherwise be payable pursuant to the 2011 Executive Master Bonus Plan.

***Payment of Awards.*** All awards will be paid in cash as soon as is practicable following their determination, but in no event later than March 15 of the year after the end of the applicable performance period, unless the Executive Compensation Committee chooses to defer the payment of awards, as it determines, in its discretion, may be necessary or desirable to preserve the deductibility of such awards under Section 162(m) of the Code. In addition, the Executive Compensation Committee, in its sole discretion, may permit a participant to defer receipt of the payment of cash that would otherwise be delivered to a participant under the 2011 Executive Master Bonus Plan pursuant to our Deferred Compensation Plan (as described under "Executive Compensation—Nonqualified Deferred Compensation").

***Maximum Award.*** The amounts that will be paid pursuant to the 2011 Executive Master Bonus Plan are not currently determinable. The maximum bonus payment that any participant may receive under the 2011 Executive Master Bonus Plan for any performance period is $5,000,000 multiplied by the number of our complete fiscal years contained within the performance period.

***Term of 2011 Executive Master Bonus Plan.*** The 2011 Executive Master Bonus Plan shall first apply to fiscal year 2011; however, no payments shall be made under the Executive Bonus Plan to individuals who are "covered employees" (as defined under 162(m) of the Code) in respect of performance in fiscal year 2011 if the 2011Executive Master Bonus Plan is not approved at this meeting. The 2011 Executive Master Bonus Plan shall continue until the earlier of (i) the date as of which the Executive Compensation Committee terminates the Plan and (ii) the last day of the Plan fiscal year ending in 2015 unless it is again approved by our stockholders prior to such day.

***Amendment and Termination.*** The Executive Compensation Committee may amend, modify, suspend or terminate the 2011 Executive Master Bonus Plan, in whole or in part, at any time and in any respect, including the adoption of amendments deemed necessary or desirable to correct any defect or supply omitted data or to reconcile any inconsistency in the 2011 Executive Master Bonus Plan or in any award granted thereunder. Any such amendment, modification, suspension or termination may be made without the consent of any affected participant. However, in no event may any such amendment, modification, suspension or termination result in an increase in the amount of compensation payable pursuant to any award under the 2011 Executive Master Bonus Plan or cause compensation that is, or may become, payable under the 2011 Executive Master Bonus Plan to "covered employees" to fail to qualify as deductible "performance-based compensation" within the meaning of Section 162(m) of the Code.

**Summary of Federal Income Tax Consequences**

Under present federal income tax law, participants will generally recognize ordinary income equal to the amount of the award received in the year of receipt. That income will be subject to applicable income and employment tax withholding by Adobe. If, and to the extent that, the 2011 Executive Master Bonus Plan payments satisfy the requirements of Section 162(m) of the Code and otherwise satisfy the requirements for deductibility under federal income tax law, we will receive a deduction for the amount constituting ordinary income to the participant.

**New Plan Benefits**

We cannot determine at this time the actual awards that will be paid under the 2011 Executive Master Bonus Plan, as awards will depend upon the individuals selected for participation in any given year, the bonus amounts that may be earned by them as determined by the Executive Compensation Committee in any given year and our actual performance.

In January 2011, our Executive Compensation Committee approved the 2011 Executive Annual Incentive Plan, a cash incentive bonus plan to reward 2011 fiscal year performance of designated executive officers, the terms of which are pursuant to the umbrella terms of the 2011 Executive Master Bonus Plan. If this Proposal 3 to approve the 2011 Executive Master Bonus Plan is not approved by our stockholders, no payments will be made under the 2011 Executive Annual Incentive Plan to individuals who are "covered employees" (as defined under 162(m) of the Code). However, if this Proposal 3 is approved by our stockholders (for "covered employees"), and the established fiscal year 2011 goals are achieved under the 2011 Executive Annual Incentive Plan, designated participants may earn a maximum bonus award equal to 200% of their annual base salary, which potential maximum amounts are set forth in the table below for: (i) the named executive officers identified in the "Executive Compensation—Summary Compensation Table" contained in this proxy statement, (ii) all current executive officers as a group, (iii) our current non-executive directors as a group and (iv) all employees, other than executive officers, as a group.

**2011 Fiscal Year Bonus Awards to be Earned under the 2011 Executive Annual Incentive Plan Pursuant to the Terms of the 2011 Executive Cash Performance Bonus Plan**

| Name | Maximum Bonus Award ($) |
|---|---|
| Shantanu Narayen, President and Chief Executive Officer | 2,241,085 |
| Mark Garrett, Executive Vice President and Chief Financial Officer | 1,137,687 |
| Kevin Lynch, Senior Vice President, Chief Technology Officer | 733,067 |
| Robert Tarkoff, Senior Vice President, Digital Enterprise Solutions Business Unit | 737,720 |
| Matthew Thompson, Senior Vice President, Worldwide Field Operations | 1,038,083 |
| Joshua James, Former Senior Vice President, Omniture Business Unit[1] | — |
| Executive Group (9 persons) | 7,935,382 |
| Non-Executive Director Group | —[2] |
| Non-Executive Officer Employee Group | —[2] |

(1) Mr. James resigned from his employment with us effective July 30, 2010 and is no longer eligible to receive bonus awards.

(2) Non-executive members of our Board are not eligible for awards under the 2011 Executive Master Bonus Plan. Of our non-executive officer group, only members of senior management are eligible; for fiscal year 2011, no non-executive officers were selected for participation.

## PROPOSAL 4
## RATIFICATION OF APPOINTMENT OF
## INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee appointed KPMG LLP as our independent registered public accounting firm for the fiscal year ending on December 2, 2011, and urges you to vote for ratification of KPMG's appointment. KPMG has audited our financial statements since fiscal year 1983. Although we are not required to seek your approval of this appointment, we believe it is good corporate governance to do so. No determination has been made as to what action our Audit Committee would take if you fail to ratify the appointment. Even if the appointment is ratified, the Audit Committee retains discretion to appoint a new independent registered public accounting firm if the Audit Committee concludes such a change would be in the best interests of Adobe and its stockholders.

We expect representatives of KPMG to be present at the meeting and available to respond to appropriate questions by stockholders. Additionally, the representatives of KPMG will have the opportunity to make a statement if they so desire.

### Vote Required and Board Recommendation

Stockholder ratification of KPMG as our independent registered public accounting firm requires the affirmative vote of the holders of a majority of the votes cast in person or by proxy at this meeting. Abstentions and broker non-votes will have no effect on the outcome of this Proposal.

**THE BOARD UNANIMOUSLY RECOMMENDS A VOTE "FOR" THIS PROPOSAL**

## PRINCIPAL ACCOUNTING FEES AND SERVICES

During fiscal years 2010 and 2009, we retained KPMG to provide services in the following categories and amounts:

| Fee Category | 2010 | 2009 |
|---|---|---|
| Audit Fees | $3,190,337 | $3,168,785 |
| Audit-Related Fees | 30,000 | 94,354 |
| Tax Fees | 463,289 | 97,089 |
| All Other Fees | 391,258 | 660,142 |
| Total | $4,074,884 | $4,020,370 |

*Audit fees* include the audit of Adobe's annual financial statements, review of financial statements included in each of our Quarterly Reports on Form 10-Q, and services that are normally provided by KPMG in connection with statutory and regulatory filings or engagements for those fiscal years.

*Audit-related fees* consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements. This category includes fees related to accounting-related consulting services.

*Tax fees* consist of fees for professional services for tax compliance, tax advice and tax planning. This category includes fees primarily related to the preparation and review of federal, state and international tax returns and assistance with tax audits.

*All other fees* include assurance services not related to the audit or review of our financial statements. This category includes fees primarily related to due diligence in connection with proposed acquisitions.

Our Audit Committee determined that the rendering of non-audit services by KPMG is compatible with maintaining the independence of KPMG.

## AUDIT COMMITTEE PRE-APPROVAL OF SERVICES PERFORMED BY OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

It is the policy of our Audit Committee to pre-approve all audit and permissible non-audit services to be performed by KPMG. Our Audit Committee pre-approves services by authorizing specific projects within the categories outlined above, subject to a budget for each category. Our Audit Committee's charter delegates to a subcommittee when appropriate, or to one or more members of the Audit Committee, the authority to address any requests for pre-approval of services between Audit Committee meetings, and the subcommittee or such member or members must report any pre-approval decisions to our Audit Committee at its next scheduled meeting.

All services related to audit fees, audit-related fees, tax fees and all other fees provided by KPMG during fiscal years 2010 and 2009 were pre-approved by the Audit Committee in accordance with the pre-approval policy described above.

For more information on KPMG, please see "Report of the Audit Committee."

## REPORT OF THE AUDIT COMMITTEE*

The Audit Committee's role includes the oversight of our financial, accounting and reporting processes; our system of internal accounting and financial controls; our enterprise risk management program; and our compliance with related legal, regulatory and ethical requirements. The Audit Committee oversees the appointment, compensation, engagement, retention, termination and services of our independent registered public accounting firm, including conducting a review of its independence; reviewing and approving the planned scope of our annual audit; overseeing our independent registered public accounting firm's audit work; reviewing and pre-approving any audit and non-audit services that may be performed by it; reviewing with management and our independent registered public accounting firm the adequacy of our internal financial and disclosure controls; reviewing our critical accounting policies and the application of accounting principles; and monitoring the rotation of partners of our independent registered public accounting firm on our audit engagement team as required by regulation. The Audit Committee establishes procedures, as required under applicable regulation, for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters and the submission by employees of concerns regarding questionable accounting or auditing matters. The Audit Committee's role also includes meeting to review our annual audited financial statements and quarterly financial statements with management and our independent registered public accounting firm. The Audit Committee held 11 meetings during fiscal year 2010.

Each member of the Audit Committee meets the independence criteria prescribed by applicable regulation and the rules of the SEC for audit committee membership and is an "independent director" within the meaning of applicable NASDAQ listing standards. Each Audit Committee member meets NASDAQ's financial literacy requirements, and the Board has further determined that Messrs. Cannon and Daley (i) are "audit committee financial experts" as such term is defined in Item 407(d) of Regulation S-K promulgated by the SEC and (ii) also meet NASDAQ's financial sophistication requirements. The Audit Committee acts pursuant to a written charter, which complies with the applicable provisions of the Sarbanes-Oxley Act of 2002 and related rules of the SEC and NASDAQ, a copy of which can be found on our website at www.adobe.com/corporateresponsibility/corporate.html.

We have reviewed and discussed with management and KPMG our audited financial statements. We discussed with KPMG and Adobe's internal auditors the overall scope and plans of their audits. We met with KPMG, with and without management present, to discuss results of its examinations, its evaluation of Adobe's internal controls, and the overall quality of Adobe's financial reporting.

We have reviewed and discussed with KPMG matters required to be discussed pursuant to Statement on Auditing Standards No. 61, as amended (AICPA, *Professional Standards*, Vol. 1. AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T. We have received from KPMG the written disclosures and letter required by the applicable requirements of the Public Company Accounting Oversight Board regarding KPMG's communications with the Audit Committee concerning independence. We have discussed with KPMG matters relating to its independence, including a review of both audit and non-audit fees, and considered the compatibility of non-audit services with KPMG's independence.

Based on the reviews and discussions referred to above and our review of Adobe's audited financial statements for fiscal year 2010, we recommended to the Board that Adobe's audited financial statements be included in the Annual Report on Form 10-K for the fiscal year ended December 3, 2010, for filing with the SEC.

Respectfully submitted,

AUDIT COMMITTEE
James E. Daley, Chair
Michael R. Cannon
Robert Sedgewick

* *The material in this report is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference into any filing of Adobe under the Securities Act of 1933 or the Securities Exchange Act of 1934, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.*

# PROPOSAL 5
# AMENDMENT TO ADOBE'S RESTATED CERTIFICATE OF INCORPORATION TO ELIMINATE OUR CLASSIFIED BOARD STRUCTURE

After careful consideration and upon the recommendation of the Nominating and Governance Committee, the Board has unanimously determined that it would be in the best interests of Adobe and our stockholders to amend our Restated Certificate of Incorporation to declassify the Board and provide for the annual election of all directors, as described below. The Board is now asking Adobe's stockholders to approve this amendment to the Restated Certificate of Incorporation.

**Adobe's Current Classified Board Structure**

Our Restated Certificate of Incorporation and Amended and Restated Bylaws provide that our Board be divided into two classes, with each class having a two-year term. Consequently, at any given annual meeting of stockholders, our stockholders have the ability to elect only one class of directors, constituting roughly one-half of our entire Board.

**Proposed Declassification of the Board**

In January 2011, the Board voted to approve, and to recommend that our stockholders approve at this meeting, an amendment to Section V.A (2) of our Restated Certificate of Incorporation that upon filing with the Secretary of State of the State of Delaware will eliminate the Board's classified structure. If our stockholders approve the proposed amendment, directors who have been elected to two-year terms prior to the filing of the Restated Certificate of Incorporation (including directors elected at this meeting) will complete those terms. Thereafter their successors will be elected to one-year terms and from and after the 2013 Annual Meeting of Stockholders, all directors will stand for election annually.

**Rationale for Declassification**

Our Board is committed to good corporate governance. Accordingly, in determining whether to propose the declassification of our Board as described above, our Board carefully reviewed the various arguments for and against a classified Board structure.

Our Board recognizes that a classified structure may offer several advantages, such as promoting Board continuity and stability, encouraging directors to take a long-term perspective, and reducing a company's vulnerability to coercive takeover tactics. Our Board also recognizes, however, that a classified structure may appear to reduce directors' accountability to stockholders, since such a structure does not enable stockholders to express a view on each director's performance by means of an annual vote. Our Board also believes that implementing annual elections for all directors would support our ongoing effort to adopt "best practices" in corporate governance.

In view of the considerations described above, our Board, upon the recommendation of the Nominating and Governance Committee, unanimously determined that it is in the best interests of Adobe and our stockholders to eliminate the classified board structure as proposed. Therefore, the Board has unanimously approved the proposed amendment to Section V.A (2) of our Restated Certificate of Incorporation. A copy of the Certificate of Amendment to the Restated Certificate of Incorporation is attached to this proxy statement as *Appendix A*. Our Board has also approved an amendment to our Amended and Restated Bylaws to eliminate the Board's classified structure, effective upon the filing of the Certificate of Amendment to the Restated Certificate of Incorporation with the Secretary of State of the State of Delaware.

### Vote Required and Board Recommendation

Under the Restated Certificate of Incorporation, this Proposal must be approved by the affirmative vote of the holders of a majority of the voting power of all the outstanding shares of common stock of Adobe. Abstentions and broker non-votes will have the effect of "AGAINST" votes on this Proposal.

**THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THIS PROPOSAL**

## PROPOSAL 6
## ADVISORY VOTE ON EXECUTIVE COMPENSATION

Adobe is asking its stockholders to cast an advisory vote to approve the 2010 compensation of our named executive officers as disclosed in this proxy statement (our "NEOs"). This Proposal, commonly known as a "say-on-pay" proposal, gives our stockholders the opportunity to express their views on the design and effectiveness of our executive compensation programs.

As described in detail under the heading "Compensation Discussion and Analysis," our executive compensation programs are designed to attract, inspire, and retain our NEOs, who are critical to our success. Under these programs, our NEOs are rewarded for the achievement of both specific financial and strategic goals, which are expected to result in increased stockholder value. Please read the "Compensation Discussion and Analysis" and the tables and narrative that follow for additional details about our executive compensation programs, including information about the fiscal year 2010 compensation of our NEOs.

**Fiscal Year 2010 Business Highlights**

Our executive team has successfully managed our company through the recent dramatic economic downturn, and we believe the compensation program for our NEOs was instrumental in helping us achieve strong financial performance. For the fiscal year ending December 3, 2010, we reported:

- record revenue of $3.8 billion[(1)];
- 29% year-over-year revenue growth; and
- growth in our annual GAAP operating profit to $1.0 billion from $0.7 billion in fiscal year 2009 (a 44% increase).

We are positioned to continue our delivery of strong performance for our stockholders, our customers and the communities we operate in and to continue to develop an engaged, innovative workforce.

**Fiscal Year 2010 Compensation Program Highlights**

We believe that our executive compensation programs are structured in the best manner possible to support our company and our business objectives.

- Our cash and equity incentive compensation programs are substantially tied to our key business objectives.
  - Consistent with our pay-for-performance philosophy, based on our outstanding fiscal year 2010 results, our NEOs received 190% of their target cash incentive awards and 135% of their target performance shares.
  - In contrast, however, in fiscal year 2009, when we did not achieve our financial goals due to the global economic recession, our NEOs did not earn any cash incentive awards, nor did they earn any of the performance shares that had been awarded that year, resulting in significantly reduced compensation actually being realized by our NEOs. In addition, our NEOs did not receive any base salary increase in fiscal year 2009 due to the economic recession.

---

(1) All financial results of Adobe included in this proxy statement that are presented in accordance with GAAP reflect the impact of acquisitions by Adobe during the relevant fiscal periods. For additional information regarding our financial results, please see our 2010 Annual Report, including Management's Discussion and Analysis of Financial Condition and Results of Operations.

- We continue to emphasize stock options and performance share awards as key elements of our equity compensation programs, so that our NEOs are rewarded when our stock price increases and when they achieve identified goals that contribute to our long-term success.
- The "earned value" of ⅔ of an NEO's annual equity incentives is contingent on stock price appreciation (in the case of the stock options) and the achievement of pre-established performance objectives (in the case of the performance shares). In addition, each of the equity incentives is subject to a service-based vesting requirement.
- Our Executive Compensation Committee maintains stock ownership guidelines that state that our NEOs should hold a specified minimum amount of our common stock to align their interests with those of our stockholders.
- We do not generally enter into employment agreements with our NEOs (except in connection with acquisitions, for limited periods, as in the case of Mr. James); our NEOs are employed at will and are expected to demonstrate exceptional personal performance.
- We do not generally provide for tax "gross ups" for compensation or severance paid to our NEOs (except where pre-existing obligations may exist in connection with acquisitions, for limited periods, as in the case of Mr. James).
- Our NEOs are provided with a very limited number of company "perquisites" that are not otherwise provided to all employees of Adobe.

The Executive Compensation Committee regularly reviews the compensation programs for our NEOs to ensure they achieve the desired goals of aligning our executive compensation structure with our stockholders' interests and current market practices. This includes establishing performance targets based on our strategic and operating plans. We closely monitor the compensation programs and pay levels of executives from companies of similar size and complexity, so that we may ensure that our compensation programs are within the norm of market practices. This enables us to retain our executive officers in a competitive market for executive talent.

We believe that our executive compensation programs have been effective at encouraging the achievement of positive results, appropriately aligning pay and performance, and in enabling us to attract and retain very talented executives within our industry.

**Advisory Vote and Board Recommendation**

We request stockholder approval of the 2010 compensation of our NEOs as disclosed in this proxy statement pursuant to the SEC's compensation disclosure rules (which disclosure includes the "Compensation Discussion and Analysis," the compensation tables and the narrative disclosures that accompany the compensation tables within the Executive Compensation section of this proxy statement). This vote is not intended to address any specific element of compensation, but rather the overall compensation of our NEOs and the compensation philosophy, policies and practices described in this proxy statement.

Accordingly, we ask that you vote "FOR" the following resolution at this meeting:

"RESOLVED, that the stockholders of Adobe Systems Incorporated approve, on an advisory basis, the compensation of the named executive officers, as disclosed in the company's proxy statement for the 2011 Annual Meeting of Stockholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the 2010 Summary Compensation Table and the other related tables and disclosure within the Executive Compensation section of this proxy statement."

Approval of the above resolution requires the affirmative vote of the holders of a majority of the votes cast in person or by proxy at this meeting. Abstentions and broker non-votes will have no effect on the outcome of this Proposal.

As an advisory vote, the outcome of the vote on this Proposal is not binding upon us. However, our Executive Compensation Committee, which is responsible for designing and administering our executive compensation programs, values the opinions expressed by our stockholders in their vote on this Proposal and will consider the outcome of this vote when making future compensation decisions for our NEOs.

**OUR BOARD UNANIMOUSLY RECOMMENDS A VOTE "FOR" THIS PROPOSAL**

## PROPOSAL 7
## ADVISORY VOTE ON THE FREQUENCY OF THE ADVISORY VOTE ON EXECUTIVE COMPENSATION

As described in our "say-on-pay" Proposal 6 above, our stockholders are being asked to cast an advisory vote on the compensation of our NEOs, as disclosed in this proxy statement. In addition, we are asking our stockholders to cast an advisory vote on how often we should include a say-on-pay vote in our proxy materials for future stockholder meetings. Stockholders may vote to request the say-on-pay vote every year, every two years or every three years, or may abstain from voting.

**Advisory Vote and Board Recommendation**

Our Board believes that say-on-pay votes should be conducted every year so that our stockholders may provide us with their direct input on our compensation philosophy, policies and practices, as disclosed in our proxy statement each year. Our Board's determination was based upon the premise that NEO compensation is evaluated, adjusted and approved on an annual basis by our Executive Compensation Committee and that the metrics that are used in determining performance-based award achievements are annual metrics. Our Executive Compensation Committee, which administers our executive compensation programs, values the opinions expressed by our stockholders in these votes and will consider the outcome of these votes in making its decisions on executive compensation.

You may cast your vote on your preferred voting frequency by choosing one year, two years, three years or abstain from voting when you vote in response to the resolution set forth below.

> "RESOLVED, that the option of once every one year, two years or three years that receives the affirmative vote of the holders of a majority of the votes cast in person or by proxy at this meeting will be determined to be the preferred frequency of the stockholders with which Adobe Systems Incorporated is to hold a stockholder vote to approve, on an advisory basis, the compensation of its named executive officers, as disclosed pursuant to the Securities and Exchange Commission's compensation disclosure rules (which disclosure shall include the Compensation Discussion and Analysis, the Summary Compensation Table, and the other related tables and disclosure)."

The option of one year, two years or three years that receives the affirmative vote of the holders of a majority of the votes cast in person or by proxy at this meeting will be the frequency for the advisory vote on executive compensation that has been recommended by stockholders. Abstentions and broker non-votes will have no effect on the outcome of this Proposal. However, because this vote is advisory and not binding on the Board or Adobe in any way, the Board may decide that it is in the best interests of our stockholders and Adobe to hold an advisory vote on executive compensation more or less frequently than the option approved by our stockholders.

**OUR BOARD UNANIMOUSLY RECOMMENDS AN ANNUAL ADVISORY VOTE ON THE COMPENSATION OF OUR EXECUTIVE OFFICERS**

## CORPORATE GOVERNANCE

### Corporate Governance Guidelines

We believe in sound corporate governance practices and have adopted formal Corporate Governance Guidelines to enhance our effectiveness. Our Board adopted these Corporate Governance Guidelines in order to ensure that it has the necessary practices in place to review and evaluate our business operations as needed and to make decisions that are independent of our management. The Corporate Governance Guidelines are also intended to align the interests of directors and management with those of our stockholders. The Corporate Governance Guidelines set forth the practices our Board follows with respect to Board and committee composition and selection, Board meetings, Chief Executive Officer performance evaluation and management development and succession planning for senior management, including the Chief Executive Officer position. A copy of our Corporate Governance Guidelines is available on our website at www.adobe.com/corporateresponsibility/corporate.html.

### Code of Ethics

We adopted a Code of Ethics applicable to our Chief Executive Officer, Chief Financial Officer, Corporate Controller, Treasurer and certain other finance department executives, which is a "code of ethics" as defined by applicable SEC rules. The Code of Ethics is publicly available on our website at www.adobe.com/corporateresponsibility/corporate.html. If we make any amendments to the Code of Ethics other than technical, administrative, or other non-substantive amendments, or grant any waivers, including implicit waivers, from a provision of this Code of Ethics to our Chief Executive Officer, Chief Financial Officer, Corporate Controller, Treasurer or certain other finance department executives, we will disclose the nature of the amendment or waiver, its effective date, and to whom it applies, on our website at www.adobe.com/corporateresponsibility/corporate.html or in a current report on Form 8-K filed with the SEC. There were no waivers of the Code of Ethics during fiscal year 2010.

### Code of Business Conduct

We have also adopted a Code of Business Conduct applicable to all officers, directors and employees of Adobe as required by applicable NASDAQ listing standards. The Code of Business Conduct includes an enforcement mechanism, and any waivers for directors or executive officers must be approved by our Board and disclosed in a current report on Form 8-K with the SEC. This Code of Business Conduct is publicly available on our website at www.adobe.com/corporateresponsibility/corporate.html. There were no waivers of the Code of Business Conduct for any of our directors or executive officers during fiscal year 2010.

## SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of our common stock as of February 25, 2011 by each entity or person who is known to beneficially own 5% or more of our common stock, each of our directors, each NEO identified in "Executive Compensation—Summary Compensation Table" contained in this proxy statement and all of our directors and current executive officers as a group.

| Name of Beneficial Owner(1) | Amount and Nature of Beneficial Ownership(2) | Percent of Class |
|---|---|---|
| PRIMECAP Management Company<br>225 South Lake Avenue, No. 400<br>Pasadena, CA 91101 | 38,952,416(3) | 7.70% |
| Shantanu Narayen | 1,877,414(4) | * |
| Mark Garrett | 516,407(5) | * |
| Kevin Lynch | 608,601(6) | * |
| Robert Tarkoff | 394,651(7) | * |
| Matthew Thompson | 444,832(8) | * |
| Joshua James | 455,288(9) | * |
| Edward W. Barnholt | 136,583(10) | * |
| Robert K. Burgess | 230,053(11) | * |
| Michael R. Cannon | 125,325(12) | * |
| James E. Daley | 256,477(13) | * |
| Charles M. Geschke | 459,514(14) | * |
| Carol Mills | 107,203(15) | * |
| Daniel L. Rosensweig | 26,250(16) | * |
| Robert Sedgewick | 243,953(17) | * |
| John E. Warnock | 1,411,459(18) | * |
| All directors and current executive officers as a group (18 persons) | 7,987,204(19) | 1.56% |

* Less than 1%.

(1) The address of each person named in the table, unless otherwise indicated, is c/o Adobe Systems Incorporated, 345 Park Avenue, San Jose, California 95110.

(2) This table is based upon information supplied by executive officers, directors and principal stockholders. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. None of the shares beneficially owned by our executive officers and directors are pledged as security. Applicable percentages are based on 506,112,690 shares outstanding on February 25, 2011, adjusted as required by rules promulgated by the SEC.

(3) Includes 38,952,416 shares beneficially held by PRIMECAP Management Company ("PRIMECAP") as of December 31, 2010, with sole dispositive power as to all shares and sole voting power as to 10,340,402 shares. Of those shares beneficially held by PRIMECAP, as of February 14, 2011, Vanguard-related entities have sole voting power over 27,720,300 shares. This information is based on a Schedule 13G filed with the SEC on February 14, 2011 by PRIMECAP and additional information provided by a representative of PRIMECAP on February 15, 2011.

(4) Consists of 204,818 shares held by the Narayen Family Trust, of which Mr. Narayen is a trustee, and 1,672,596 shares issuable upon exercise of outstanding options held by Mr. Narayen exercisable within 60 days of the date of this table.

(5) Consists of 57,384 shares held by the Garrett Living Trust, of which Mr. Garrett is a trustee, and 459,023 shares issuable upon exercise of outstanding options held by Mr. Garrett exercisable within 60 days of the date of this table.

(6) Includes 540,402 shares issuable upon exercise of outstanding options held by Mr. Lynch exercisable within 60 days of the date of this table.

(7) Includes 359,350 shares issuable upon exercise of outstanding options held by Mr. Tarkoff exercisable within 60 days of the date of this table.

(8) Includes 395,498 shares issuable upon exercise of outstanding options held by Mr. Thompson exercisable within 60 days of the date of this table.

(9) Includes 454,614 shares issuable upon exercise of outstanding options held by Mr. James exercisable within 60 days of the date of this table. Mr. James resigned from his employment with Adobe effective July 30, 2010. The information with regards to his holdings other than shares issuable upon exercise of outstanding options is what was known to Adobe as of July 30, 2010.

(10) Includes 131,583 shares issuable within 60 days of the date of this table upon vesting of restricted stock units or the exercise of outstanding options held by Mr. Barnholt.

(11) Consists of 96,850 shares held by the Burgess Family Trust, of which Mr. Burgess is a trustee; 1,620 shares, for which Mr. Burgess has shared voting and dispositive power, held in trust for the benefit of his children; and 131,583 shares issuable within 60 days of the date of this table upon vesting of restricted stock units or the exercise of outstanding options held by Mr. Burgess.

(12) Consists of 15,629 shares held by the Michael Cannon 2004 Trust, of which Mr. Cannon is a trustee; and 109,696 shares issuable within 60 days of the date of this table upon vesting of restricted stock units or the exercise of outstanding options held by Mr. Cannon.

(13) Includes 248,477 shares issuable upon exercise of outstanding options held by Mr. Daley exercisable within 60 days of the date of this table.

(14) Consists of 224,500 shares held by the Geschke Family Trust, of which Dr. Geschke is a trustee; 36,000 shares held in a grantor retained annuity trust of which Dr. Geschke is a trustee; 36,000 shares held in a grantor retained annuity trust of which Dr. Geschke's spouse is a trustee; 6,431 shares held in a foundation, of which Dr. Geschke is president and Dr. Geschke's spouse is secretary, and as to which Dr. Geschke disclaims any beneficial ownership; and 156,583 shares issuable within 60 days of the date of this table upon vesting of restricted stock units or the exercise of outstanding options held by Dr. Geschke.

(15) Includes 96,888 shares issuable within 60 days of the date of this table upon vesting of restricted stock units or the exercise of outstanding options held by Ms. Mills as all outstanding unvested options issued to Ms. Mills shall become fully vested and exercisable on April 21, 2011, provided Ms. Mills continues to serve as a director on the Board until such time.

[16] Includes 5,946 shares issuable within 60 days of the date of this table upon vesting of restricted stock units held by Mr. Rosensweig.

[17] Includes 190,638 shares issuable within 60 days of the date of this table upon vesting of restricted stock units or the exercise of outstanding options held by Dr. Sedgewick.

[18] Includes 270,638 shares issuable within 60 days of the date of this table upon vesting of restricted stock units or the exercise of outstanding options held by Dr. Warnock.

[19] Includes 5,768,686 shares issuable within 60 days of the date of this table upon vesting of restricted stock units or the exercise of outstanding options held by our directors and current executive officers. See also Notes 4-8 and 10-18.

## SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our executive officers and directors, and any person or entity who owns more than 10% of a registered class of our common stock or other equity securities, to file with the SEC certain reports of ownership and changes in ownership of our securities. Executive officers, directors and stockholders who hold more than 10% of our outstanding common stock are required by the SEC to furnish us with copies of all required forms filed under Section 16(a). We prepare Section 16(a) forms on behalf of our executive officers and directors based on the information provided by them.

Based solely on review of this information and written representations by our executive officers and directors that no other reports were required, we believe that, during fiscal year 2010, no reporting person failed to file the forms required by Section 16(a) of the Exchange Act on a timely basis.

## EQUITY COMPENSATION PLAN INFORMATION

The following table shows information related to our common stock which may be issued under our existing equity compensation plans as of December 3, 2010, including our 1997 Employee Stock Purchase Plan, 2003 Equity Incentive, and 1994 Performance and Restricted Stock Plan, plus certain non-stockholder-approved equity compensation plans and awards assumed by us (and which were not subsequently voted on by Adobe's stockholders) in connection with our acquisitions of Macromedia, Inc. in December 2005, Omniture, Inc. in October 2009 and Day Software Holding AG in October 2010:

| Plan Category | Number of securities to be issued upon exercise of outstanding options, performance shares and restricted stock units | Weighted-average exercise price of outstanding options, performance shares and restricted stock units | Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first column) |
|---|---|---|---|
| Equity compensation plans approved by Adobe's stockholders | 44,407,047[1] | $22.28 | 55,428,270[2] |
| Equity compensation plans not approved by Adobe's stockholders[3] | 7,491,840 | 18.05 | 3,899,856 |
| **Total** | 51,898,887 | $21.67 | 59,328,126 |

(1) Includes 374,882 shares of common stock issuable pursuant to the terms of our 2010 Performance Share Program at maximum levels (150%) as of December 3, 2010. However, after the 2010 fiscal year end, it was determined that 135% of the target awards (337,394 shares) were earned under the terms of this program and the balance (37,488 shares) were forfeited as of January 24, 2011. See "Compensation Discussion and Analysis" in this proxy statement for a discussion of actual results under the 2010 Performance Share Program.

(2) Includes 9,044,971 shares which are reserved for issuance under the 1997 Employee Stock Purchase Plan as of December 3, 2010 for which no weighted average exercise price has been assumed in the table above.

(3) On December 3, 2005, in connection with our acquisition of Macromedia, we assumed the outstanding stock awards and the shares remaining available for future issuance under various equity incentive plans maintained by Macromedia. On October 23, 2009, in connection with our acquisition of Omniture, we assumed the outstanding stock awards and the shares remaining available for future issuance under various equity incentive plans maintained by Omniture. On October 28, 2010, in connection with our acquisition of Day Software, we assumed the outstanding unvested stock options issued under various equity incentive plans maintained by Day Software.

We also assumed certain non-stockholder approved grants made outside of the assumed equity compensation plans described above. As of December 3, 2010, these assumed grants covered a total of 41,432 shares of our common stock at a weighted average exercise price of $10.50. The shares to be issued upon exercise of these grants are included in the "Equity compensation plans not approved by stockholders" row of the table.

As part of the assumption of the Macromedia plans, effective December 3, 2005, our Board adopted the Adobe Systems Incorporated 2005 Equity Incentive Assumption Plan (the "Assumption Plan"). The Assumption Plan permits the grant of non-statutory stock options, stock appreciation rights, stock purchase rights, stock bonuses, restricted stock, restricted stock units, performance shares and performance units using shares reserved under certain of the assumed Macromedia plans (as described below). In connection with our assumption of the Omniture plans, on November 16, 2009, the Assumption Plan was amended by the Board to include shares reserved under certain of the assumed Omniture plans (as described below). The Assumption Plan has not been approved by our stockholders. The terms and conditions of stock awards under the Assumption Plan are substantially similar to those under our 2003 Equity Incentive Plan. In accordance with applicable NASDAQ listing requirements, we may grant new stock awards under the Assumption Plan to our employees who were not employed by or providing services to us or any of our affiliates prior to December 3, 2005 (other than employees of Macromedia before December 3, 2005, and Omniture before October 23, 2009, and their respective affiliates and subsidiaries).

Under the Assumption Plan, an aggregate of 3,899,856 shares of our common stock is reserved for issuance. Such share reserve consists solely of the unused and converted share reserves and potential reversions to the share reserves with respect to certain Macromedia and Omniture plans (as described below). The share reserve is divided into Reserves A through E. As of December 3, 2010, the reserves were as follows:

| Reserve[1] | Shares of Common Stock, Including Unused Share Reserve and Reversions (#) | Acquired Plans from which Unused Share Reserve and Reversions Are Comprised | Last Day Stock Can Be Awarded from Reserve |
|---|---|---|---|
| B | 1,040,934 | Macromedia, Inc. 2002 Equity Incentive Plan<br>Allaire Corporation 1997 Stock Incentive Plan<br>Allaire Corporation 1998 Stock Incentive Plan<br>Allaire Corporation 2000 Stock Incentive Plan | November 10, 2014 |
| C | 2,298,363 | Omniture, Inc. 2006 Equity Incentive Plan | March 23, 2016 |
| D | 25,120 | Omniture, Inc. 2007 Equity Incentive Plan | June 30, 2015 |
| E | 535,439 | Omniture, Inc. 2008 Equity Incentive Plan | July 14, 2014 |

(1) Reserve A, which comprised shares from the Andromedia, Inc. 1999 Stock Plan acquired in connection with the Macromedia acquisition, expired on August 1, 2009.

The Assumption Plan limits the number of shares that may be issued from Reserve B in the form of stock purchase rights, stock bonuses, restricted stock units, performance shares, or performance units to 100,000 shares of our common stock. For each award granted under Reserves C, D or E, the applicable reserve will be reduced by one share of common stock for each stock option or stock appreciation right, and by 1.77 shares of common stock for all other awards. If an award for any reason expires, terminates or is canceled without having been exercised or settled in full, or if shares of stock acquired pursuant to an award are forfeited or repurchased by us, those shares will be added back to the applicable reserve in the amount corresponding to the original reduction and will again be available for issuance under the Assumption Plan.

Our Board may terminate or amend the Assumption Plan at any time subject to applicable rules. In the event of a sale of substantially all of our voting stock, a merger involving us, the sale of substantially all of our assets, or a liquidation or dissolution of us, stock awards covered by the Assumption Plan may be assumed or substituted by a successor entity. In the event that a successor entity elects not to assume or substitute for such stock awards, the stock awards will become fully vested.

In addition to the Assumption Plan, as of the fiscal year ended December 3, 2010, we maintained seven equity compensation plans assumed by us in connection with the Macromedia acquisition, ten plans assumed by us in connection with the Omniture acquisition, and two plans assumed by us in connection with the Day Software acquisition under which stock awards had been granted by predecessor entities that remained outstanding at the time of the Macromedia, Omniture, and Day Software acquisitions, respectively. The "Equity compensation plans not approved by stockholders" row in the “Equity Compensation Plan Information” table above shows aggregated share reserve information for these plans and awards. Other than through the Assumption Plan, no future awards may be granted under these plans.

Please see Part II, Item 8 “Financial Statements and Supplementary Data” of our 2010 Annual Report on Form 10-K in the notes to Consolidated Financial Statements at Note 13, “Stock-based Compensation” for further information regarding our equity compensation plans and awards.

## COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis provides information regarding our Total Rewards Program during fiscal year 2010 for the following executive officers and one former executive officer of Adobe:

Shantanu Narayen, President and Chief Executive Officer
Mark Garrett, Executive Vice President and Chief Financial Officer
Kevin Lynch, Senior Vice President, Chief Technology Officer
Robert Tarkoff, Senior Vice President, Digital Enterprise Solutions Business Unit
Matthew Thompson, Senior Vice President, Worldwide Field Operations
Joshua James, Former Senior Vice President, Omniture Business Unit

These executive officers are referred to in this Compensation Discussion and Analysis and in the subsequent tables as our named executive officers, or "NEOs."

Mr. James's employment terminated effective as of his resignation on July 30, 2010. We provided certain severance payments and benefits to Mr. James as described in further detail under "Executive Compensation—Potential Payments upon Termination and/or a Change of Control" below.

This Compensation Discussion and Analysis describes the material elements of our Total Rewards Program for our executive officers during fiscal year 2010. It also provides an overview of our executive compensation philosophy, including our principal compensation policies and practices. Finally, it analyzes how and why the Executive Compensation Committee of our Board arrived at the specific compensation decisions for our executive officers, including our NEOs, in fiscal year 2010, and discusses the key factors that the Executive Compensation Committee considered in determining NEO compensation.

### Executive Summary

Adobe's vision is to change the world through digital experiences. To support our product and technical innovation with strong execution, we strive to create a dynamic work environment that attracts and retains great people who contribute directly to organizational priorities, innovation, customer focus and growth for Adobe. Our Total Rewards Program plays a fundamental role in creating this environment by rewarding all levels of employees, including our NEOs, for the successful execution of our short-term and long-term business objectives.

#### *Total Rewards Program for Our NEOs*

Under our Total Rewards Program:

- *Program Elements.* We provide our NEOs with a base salary, an annual incentive award opportunity (payable in cash), equity incentives (in the form of stock options, performance shares and RSUs), health and welfare benefits (provided on the same terms as generally available to all employees) and change of control benefits.
- *Competitive Positioning.* Generally, we target the total direct compensation ("TDC") (which includes base salary, annual cash incentive award and equity incentives) of our NEOs between the 50th and 75th percentile of our competitive market, which we define using a peer group of similarly sized software companies (which is reviewed and updated annually). Nonetheless, an individual executive officer's target TDC for a given year may be above or below this target range depending on his or her tenure, company and individual performance, anticipated future contributions, internal equity, importance to Adobe, and historical pay levels, as well as the level of unvested incentive awards and opportunities that we believe would enable us to retain our NEOs in light of potential competing offers from other companies.

- *Short-Term Cash Incentive.* The annual cash incentive awards for our NEOs are payable based on the achievement of pre-established revenue and operating profit target levels that are reflected in our annual operating plan and individual performance. The impact of our corporate financial performance on our annual cash incentive award payments is evidenced by the actual payouts for Mr. Narayen, our President and Chief Executive Officer, over the past three fiscal years:

**Mr. Narayen's Historical Cash Incentive Actual Earnings and Adobe Financial Performance**

| Fiscal Year | Adobe Adjusted Revenue[1] ($) | Adobe Adjusted Operating Profit[1] ($) | Annual Cash Incentive Target ($) | Annual Cash Incentive Earnings ($) |
|---|---|---|---|---|
| 2008 | 3.6 billion | 1.6 billion | 1,093,750 | 1,257,812 |
| 2009 | 3.0 billion | 1.1 billion | 1,089,543 | — |
| 2010 | 3.9 billion | 1.6 billion | 1,136,978 | 2,160,259 |

(1) See the "Fiscal Year 2010 Executive Bonus Plan Measures" table below for information on how the Adjusted Revenue and Adjusted Operating Profit measures differ from equivalent GAAP measures.

- *Equity Incentives.* For fiscal year 2010, the target annual equity incentive awards for our executive officers were delivered approximately 33% in time-based stock options, 33% in performance shares and 34% in time-based RSUs. Consequently, the "earned value" of two-thirds of an executive officer's target annual equity incentives is contingent on stock price appreciation (in the case of the stock options) and the achievement of pre-established performance objectives (in the case of the performance shares). In addition, each of the equity incentives is subject to a service-based vesting requirement.

- *Change of Control Benefits.* We offer change of control benefits to our executive officers to ensure stability within the management team during a potentially uncertain period, enabling them to evaluate and assist us in completing a potential business combination to maximize stockholder value. We do not provide excise tax reimbursements or "gross-ups" to our executive officers in connection with a change of control, except in very limited circumstances, such as in the context of a pre-existing arrangement with an executive from an acquired company.

- *Stock Ownership Guidelines.* Executive officers are subject to our stock ownership guidelines, which state that each executive officer at the levels indicated below should hold 25% of the net shares acquired from Adobe for two years until he or she holds at least the following amounts:

| Position | Shares (#) |
|---|---|
| Chief Executive Officer | 150,000 |
| President, Executive Vice President or Chief Financial Officer | 50,000 |
| Senior Vice President | 25,000 |

All of our NEOs are in compliance with our guidelines.

***Fiscal Year 2010 Business Highlights***

Our executive officers have successfully managed our company through the recent dramatic global economic downturn. For the fiscal year ending December 3, 2010, we reported:

- record revenue of $3.8 billion;

- 29% year-over-year revenue growth; and
- growth in our annual GAAP operating profit to $1.0 billion from $0.7 billion in fiscal year 2009 (a 44% increase).

We believe we are positioned to continue our delivery of strong performance for our stockholders, our customers and the communities we operate in and to continue to develop an engaged, innovative workforce.

***Fiscal Year 2010 Compensation Decisions for Our NEOs***

Consistent with our compensation philosophy (as discussed below), the Executive Compensation Committee set the compensation of our executive officers, including our NEOs, substantially based on their ability to achieve annual financial and operational objectives that further our long-term business objectives and to create sustainable long-term stockholder value in a cost-effective manner. Accordingly, our fiscal year 2010 compensation actions and decisions were substantially based on our NEOs' accomplishments in these areas.

For fiscal year 2010, the Executive Compensation Committee took the following actions with respect to the compensation of our NEOs:

- Their base salary increases ranged from 3% to 11%; Mr. Narayen, our President and Chief Executive Officer, received a 3% increase to his base salary.
- Their actual annual incentive award payments were each at 190% of their target award opportunity, including Mr. Narayen's. These payments reflected the team's achievements resulting in outstanding GAAP revenue and operating profit growth of 29% and 44%, respectively, in fiscal year 2010 from fiscal year 2009, as compared to decreases of 18% and 33%, respectively, in fiscal year 2009 compared to fiscal year 2008.
- In the case of their equity incentives:
  - The Executive Compensation Committee revised the features of the performance share awards for fiscal year 2010 to (i) establish a threshold GAAP revenue measure of $2.8 billion that had to be achieved before any NEO would be eligible to earn any shares under his award and (ii) provide other performance measures to more directly align the awards with our long-term strategic objectives.
  - The overall value of Mr. Narayen's fiscal year 2010 target annual equity incentives was approximately 83% of his target TDC, and target annual equity incentives for our other NEOs averaged approximately 64% of their target TDCs.
  - The Executive Compensation Committee awarded special retention RSU grants (the "Retention RSU Awards"), in addition to the annual equity incentives referred to above, to enhance the retention of our key employees, including several NEOs (as described below).
  - Mr. Narayen's aggregate equity incentive award, which had a "Target Value" (determined as described in footnote 1 to the "Mr. Narayen's Target Pay Mix" chart below) of approximately $10 million in fiscal year 2010, was significantly larger than the awards of the other NEOs due, in large part, to the decision of the Executive Compensation Committee not to make a special Retention RSU Award (as described below) to him. Instead the Executive Compensation Committee elected to address its retention concerns with respect to him by targeting his TDC and his equity award at the 90th percentile of our competitive market, as the types of awards making up the annual equity award reward future company performance more directly than the time-based Retention RSU Awards. The Executive Compensation Committee believed that this was the appropriate way to recognize

Mr. Narayen's success in driving our long-term business strategy, particularly through the recent acquisition of Omniture, Inc., and in navigating us through the global economic recession to align us for future growth.

***Retention RSU Awards***

In response to serious attempts during fiscal years 2009 and 2010 to recruit many of our employees with compensation offers containing equity awards with higher values than their current unvested Adobe equity award holdings, the Executive Compensation Committee granted special one-time RSU awards (the "Retention RSU Awards") to key talent within Adobe, including several NEOs, to enable us to retain the continued service of these individuals.

The Retention RSU Awards for certain of our NEOs, which were granted at the same time that the Executive Compensation Committee considered its annual equity awards for fiscal year 2010 for our executive officers, were valued at approximately $1.8 million to each recipient NEO. To ensure that the Retention RSU Awards emphasize retention, they vest with respect to 50% of the underlying shares of our common stock on the second anniversary of the grant date and then, as to the remaining shares, 25% in equal annual installments on the third and fourth anniversaries of the grant date.

***Pay-for-Performance Compensation Philosophy***

We have structured our executive compensation program so that the compensation of our executive officers, including our NEOs, is substantially tied to the achievement of our key business objectives and the success of our stockholders. Accordingly, the variable compensation of our executive officers (annual cash incentive opportunity and equity incentive awards) is designed to directly align the interests of these individuals with the interests of our stockholders.

For example, in fiscal year 2009, when Adobe did not achieve its financial objectives, our executive officers did not earn any of the performance shares that had been awarded for that year, nor did they receive any annual cash incentive award payments. In addition, our executive officers did not receive any base salary increase in fiscal year 2009 due to the economic recession.

Even in fiscal year 2010, when we significantly exceeded our short-term financial performance objectives and, accordingly, made payments under our annual cash incentive plan and under our performance share program, the overall compensation of our executive officers was impacted by the performance of our stock price. This result can be illustrated by evaluating the value of the TDC of Mr. Narayen, our President and Chief Executive Officer, as of the end of fiscal year 2010:

**Mr. Narayen's Fiscal Year 2010 Total Direct Compensation Value as of Fiscal Year End**

| Compensation Component | Award[1] | Summary Compensation Table Value[3] ($) | Value as of Fiscal Year End ($) |
|---|---|---|---|
| Base Salary | $ 900,000[2] | 909,583[4] | 909,583[4] |
| Executive Bonus Plan | $1,136,978 | 2,160,259 | 2,160,259 |
| Performance Share Awards | 95,000 | 3,245,200 | 3,737,205[5][6] |
| Option Awards | 290,000 | 2,660,286 | —[5][7] |
| RSU Awards | 95,000 | 3,245,200 | 2,768,300[5] |
| Total Value | | 12,220,528 | 9,575,347 |

(1) At target amount, where applicable.

(2) New salary effective February 1, 2011.

(3) Reflects values shown in "Executive Compensation—Summary Compensation Table" below.

(4) Our fiscal year 2010 included 53 weeks.

(5) Equity values are based on $29.14 per share, the closing market price of our common stock as reported on NASDAQ on December 3, 2010, our fiscal year end, but shares remain subject to vesting requirements.

(6) As shown in the "Equity Awards during Fiscal Year 2010" table below, 128,250 performance shares were earned, subject to vesting requirements.

(7) Based on an option exercise price of $34.16 per share.

## Role of Our Executive Compensation Committee, External Compensation Consultants and Management

***Executive Compensation Committee***

The Executive Compensation Committee oversees and provides strategic direction to management regarding many elements of our Total Rewards Program. It also reviews and approves the compensation and severance benefits of Adobe's executive officers, including our NEOs. As part of this review, the Executive Compensation Committee regularly solicits input from its independent executive compensation consultant. In fiscal year 2010, the Executive Compensation Committee met regularly in executive session with its independent compensation consultant without management present, and the Chair of the Executive Compensation Committee regularly met separately with the consultant, both with and without management present. The Executive Compensation Committee has the authority to obtain independent advice and assistance from internal or external legal, accounting and other advisors, at Adobe's expense. The Executive Compensation Committee may also delegate duties or responsibilities to subcommittees or to one member of the Executive Compensation Committee, as appropriate. The Executive Compensation Committee also discusses Mr. Narayen's performance with the Board of Directors. The Executive Compensation Committee remains solely responsible for making the final decisions on compensation for our executive officers, including our NEOs.

***Executive Compensation Consultant***

Since 2008, the Executive Compensation Committee has engaged Compensia, Inc. to advise it on executive compensation matters due to Compensia's expertise in the software industry, its knowledge of our peer group and its geographical proximity, enabling frequent in-person attendance at Executive

Compensation Committee meetings. Compensia provided the following services on behalf of the Executive Compensation Committee during fiscal year 2010:

- reviewed and provided recommendations on composition of the peer group, and provided compensation data relating to executives at the selected companies in the peer group;
- conducted a comprehensive review of the total compensation arrangements for all of our executive officers;
- provided advice on our executive officers' compensation;
- assisted with executive equity program design, including analysis of equity mix, aggregate share usage and target grant levels;
- conducted Board compensation review and provided recommendations to the Executive Compensation Committee and the Board regarding director pay structure;
- updated the Executive Compensation Committee on emerging trends/best practices in the area of executive and board compensation; and
- reviewed the Compensation Discussion and Analysis for inclusion in this proxy statement.

The Executive Compensation Committee is satisfied with the qualifications, performance and independence of Compensia. Other than providing limited guidance to the Human Resources department regarding equity compensation models for Adobe's non-executive employees (as authorized by the Chair of the Executive Compensation Committee), Compensia does not provide any other services to Adobe. Adobe pays the cost for Compensia's services.

***Management***

Our Human Resources, Finance and Legal departments work with our Chief Executive Officer and Compensia to design and develop new compensation programs applicable to our NEOs and other executive officers, to recommend changes to existing compensation programs, to recommend financial and other performance targets to be achieved under those programs, to prepare analyses of financial data, to prepare peer group compensation comparisons and other committee briefing materials and, ultimately, to implement the decisions of the Executive Compensation Committee. Our Human Resources department also conducted the key talent assessment and compensation review in connection with the Retention RSU Awards. Members of these departments and our Chief Executive Officer also meet separately with Compensia to convey information on proposals that management may make to the Executive Compensation Committee, as well as to allow Compensia to collect information about Adobe to develop its own proposals.

In addition, our Chief Executive Officer conducted reviews of the performance and compensation of the other NEOs, and based on these reviews, made his recommendations for fiscal year 2010 target compensation levels (including adjustments to base salary and target cash incentive levels) directly to the Executive Compensation Committee. No NEO was present or participated in the determinations or deliberations of the Executive Compensation Committee regarding the amount of any component of his own fiscal year 2010 compensation package.

### Comparative Framework

Adobe regularly reviews relevant market and industry practices on executive compensation. We do so to balance our need to compete for talent with the need to maintain a reasonable and responsible cost structure while aligning our executive officers' interests with those of our stockholders.

#### *Peer Group*

To assist the Executive Compensation Committee in its deliberations on executive compensation, Compensia collects and analyzes data using the Executive Compensation Committee's criteria, as described in the table below, to provide recommendations on the composition of our "peer group."

Each year, the Executive Compensation Committee reviews and updates our peer group, as necessary, to ensure that the comparisons are meaningful. Based on the factors described in the table below and management's input, for fiscal year 2010, Compensia recommended, and the Executive Compensation Committee approved, adding Activision Blizzard, Inc.; CA, Inc.; Citrix Systems Inc.; and VMWare, Inc. to the peer group, and removing VeriSign, Inc.

**Peer Group**

| General Description | Criteria Considered | Peer Group List |
|---|---|---|
| High-technology companies at which our NEOs' positions would be analogous in scope and complexity, which operate in similar or related businesses to Adobe, and with which Adobe competes for talent | Companies with revenues less than $10 billion and at least three of the following within 0.5x to 2.0x of Adobe's comparable metric (for quantitative criteria): (i) global multi-faceted software/Internet company; (ii) revenue; (iii) profit margin; (iv) market capitalization and (v) number of employees | Activision Blizzard, Inc.<br>Autodesk, Inc.<br>BMC Software, Inc.<br>CA, Inc.<br>Citrix Systems Inc.<br>eBay Inc.<br>Electronic Arts Inc.<br>Intuit, Inc.<br>Juniper Networks, Inc.<br>McAfee, Inc.<br>NetApp, Inc.<br>NVIDIA Corporation<br>Symantec Corporation<br>VMWare, Inc.<br>Yahoo! Inc. |

Compensia then prepares a compensation analysis compiled from both executive compensation surveys and data gathered from publicly available information regarding the companies that the Executive Compensation Committee has selected as members of our peer group. As this compensation data is based on reported data from prior years instead of current data, the data is adjusted in order to bring it to presumed current market levels for the peer group; for fiscal year 2010, Compensia adjusted it by increasing it 3%. The Executive Compensation Committee uses this data to compare the current compensation of our NEOs to the peer group and to determine the relative market value for each NEO position, based on direct, quantitative comparisons of pay levels.

### Elements of Compensation

Our Total Rewards Program includes base salary, an annual cash incentive opportunity, equity incentive awards, benefits and perquisites, as well as potential severance benefits upon or following a change of control. Within the Total Rewards Program, the percentage of performance-based compensation, or "at-risk" pay, increases with job responsibility, consistent with the practices of the peer group. At the executive officer level, we place the greatest emphasis on linking pay to performance so as to align the interests of these individuals directly with those of our stockholders. Under this compensation structure, when results do not meet expectations, our NEOs may receive compensation that is below market in comparison to the peer group. Similarly, when superior results are achieved, our NEOs may receive above-market rewards.

**Compensation Objectives**

| Compensation Element | Description | Objectives: Compete in the Market | Objectives: Retain | Objectives: Reward Short-Term Performance | Objectives: Reward Long-Term Performance |
|---|---|---|---|---|---|
| **Base Salary** | Base salary provides market competitive compensation in recognition of role and responsibilities. | ✓ | ✓ | | |
| **Cash Incentives** | Cash incentives are earned in full or in part only if (i) we achieve certain pre-established one-year company performance targets, (ii) the recipient achieves individual performance levels or objectives and (iii) the recipient remains employed with Adobe for the performance period. | ✓ | ✓ | ✓ | |
| **Equity Incentives** | Equity incentives are awarded upon hire and then typically annually thereafter. Awards vest over multiple years of employment, providing both short- and long-term retention incentives, while also aligning employee interests with stockholder interests by providing an opportunity for increased rewards as stockholder return increases. | ✓ | ✓ | ✓ | ✓ |
| **Employee Benefits and Perquisites** | Benefits programs for all Adobe employees provide protection for health, welfare and retirement. | ✓ | ✓ | | |
| **Change of Control Benefits** | Change of control benefits are to be provided to recipients in the event of a change of control of Adobe and are intended to minimize the distraction caused by a potential transaction and allow executives to remain focused on normal business operations, reducing the risk that an employee departs Adobe before a transaction is consummated or the business transitions are completed. | ✓ | ✓ | | |

***Competitive Positioning***

The fiscal year 2010 target TDC (excluding the Retention RSU Awards) for each of our NEOs except Mr. Narayen was set at approximately the 50th to 75th percentile of our peer group for target performance, based on the factors described under "Executive Summary—Total Rewards Program for our NEOs—Competitive Positioning" above. Of these factors, competitive pay practices, as reflected in the peer group data, was the primary determinant of the range within which individual compensation was set. We also reviewed the positioning of the total target cash and equity elements of compensation, but these individual elements of NEO compensation may vary above or below this range based on the importance of the other factors in any given year with respect to any given NEO.

In addition, the Executive Compensation Committee reviewed the value of outstanding unvested equity incentive awards held by an NEO and the unvested gains realizable from previous equity awards to the NEOs, to help determine the level of incentive needed to retain these individuals and to achieve success. Based on this review, the Executive Compensation Committee also granted Retention RSU Awards to certain NEOs as described below under "2010 Retention RSU Awards." Including these special awards, the fiscal year 2010 target TDC and target equity value for these NEOs was generally set at approximately the 75th to 90th percentile.

Rather than granting a Retention RSU Award to Mr. Narayen, the Executive Compensation Committee chose to target his equity compensation and TDC at the 90th percentile. Increasing his annual equity awards rather than granting a Retention RSU Award placed more emphasis on future company performance, as ⅔ of the annual awards depend on future stock appreciation or the achievement of performance-based goals, rather than simply providing the time-based retention benefits of the Retention RSU Awards. The Executive Compensation Committee also made these larger annual equity awards after recognizing that, despite its attempt to set fiscal year 2009 compensation within our target range, when the fiscal year 2009 compensation decisions for our peer group were disclosed, Mr. Narayen's target fiscal year 2009 compensation had actually been set well below our desired range, and therefore would not provide the desired retention.

*Pay Mix*

In setting the mix among the different elements of executive compensation, we do not target specific allocations, but generally weight target TDC more heavily toward performance-based compensation, which includes elements of both cash and equity. In determining base salary, cash incentive opportunity and equity incentives, the total target cash compensation opportunity (base salary and cash incentive opportunity) was generally weighted less than the total target equity compensation opportunity based on the estimated value determined as described in the "Equity Awards during Fiscal Year 2010" table below. Demonstrating these general weightings and their emphasis on performance, the compensation mix for our Chief Executive Officer and the average compensation mix for the other NEOs that resulted from the fiscal year 2010 determinations, at target and including Retention RSU Awards, were approximately:

**Mr. Narayen's Target Pay Mix[(1)]**


Base Salary, 7%
Performance Shares, 28%
Cash Incentive Target, 9%
Stock Options, 28%
RSUs, 28%

**Other NEOs' Average Target Pay Mix[(1)]**


Performance Shares, 13%
Base Salary, 12%
Cash Incentive Target, 11%
Stock Options, 13%
RSUs, 51%

---

(1) The Target Values were calculated for equity based on a price of $35.57 per share, the 30-day average of our stock price during November 2009, which was just prior to the development of the equity compensation award recommendations. For the annual awards, this number was then used to determine the total number of "option equivalent" shares by (i) multiplying the $35.57 price by 32.4% (the value ratio of one stock option share to an RSU share under Adobe's Black-Scholes option pricing model), then (ii) dividing the desired equity value by this number. The total option equivalent shares were then allocated to the three different types of equity according to our equity mix, and the RSU and performance share allocations were each divided by three, as that approximates the value ratio of a stock option share to an RSU or performance share. Finally, shares in each equity category were rounded to the nearest thousand. Equity values for the Retention RSU Awards were calculated by dividing the desired equity value by $35.57. See the "Equity Awards during Fiscal Year 2010" table for the Target Value amounts.

These allocations reflect our belief that a significant portion of our NEOs' compensation should be performance based and therefore "at-risk" based on our performance, although the one-time Retention RSU Awards reduced the average proportion of "at-risk" compensation for fiscal year 2010 for the NEOs other than Mr. Narayen. Since cash incentive opportunities and equity incentive awards have both upside opportunities and downside risks, the target percentages set at the beginning of a fiscal year and reflected in the charts above may not reflect the percentage of compensation actually earned.

***Base Salary***

For fiscal year 2010, the Executive Compensation Committee reviewed the base salaries of our NEOs and approved a base salary increase for each of our NEOs except Mr. James (whose compensation had been recently set as part of our acquisition of Omniture in October 2009), based on comparing these salaries to the base salary levels at the companies in our peer group, as well as considering the roles and responsibilities and potential performance of the individual NEO, and their positioning in the range for other elements of their compensation. Prior to the increases, the total target cash (base salary plus cash incentive target as a percentage of base salary) for Messrs. Thompson and Tarkoff were below the target ranges and for the other NEOs (except Mr. James) were in the lower part of the target ranges. The Executive Compensation Committee also considered that none of these NEOs' base salaries had been increased in fiscal year 2009, due to the global economic recession.

**Fiscal Years 2009 and 2010 Base Salaries**

| Name | 2009 Salary ($) | Increase (%) | 2010 Salary[1] ($) |
|---|---|---|---|
| Shantanu Narayen | 875,000 | 2.9 | 900,000 |
| Mark Garrett | 510,000 | 7.8 | 550,000 |
| Kevin Lynch | 421,000 | 4.5 | 440,000 |
| Robert Tarkoff | 425,000 | 8.2 | 460,000 |
| Matthew Thompson | 450,500 | 11.0 | 500,000 |
| Joshua James | 480,000 | — | 480,000 |

(1) Fiscal year 2010 salary increases became effective February 1, 2010. Actual base salaries earned during the fiscal year are shown below in the "Fiscal Year 2010 Executive Bonus Plan Target Cash Incentives" table.

***Cash Incentives***

*Annual Cash Incentive Plan*

*Objectives*

Under our Executive Cash Performance Bonus Plan (the "Master Bonus Plan"), which expired at the end of fiscal year 2010 in accordance with the provisions of Section 162(m) of the Code, amounts are paid contingent upon the achievement of pre-established performance goals, which are generally set annually. The objectives of the Master Bonus Plan are to:

- drive revenue growth and operating profit achievement;
- drive execution of operating plan and strategic financial objectives; and
- reward NEOs when Adobe meets these objectives.

In early 2010, the Executive Compensation Committee approved the Fiscal Year 2010 Executive Annual Incentive Plan (the "Executive Bonus Plan") pursuant to the terms of the Master Bonus Plan, with pre-established performance goals and set threshold, target and maximum performance levels for these goals based on our Board-approved operating plan for fiscal year 2010.

*Target Annual Incentive Opportunity*

The Executive Compensation Committee also set the target annual cash incentive opportunity for fiscal year 2010 (expressed as a percentage of base salary earned during the year) for each NEO, based on the peer group data provided by Compensia and the target cash incentive opportunity percentages of our other executive officers in light of their responsibilities and achievements. The target annual cash incentive opportunity makes up a larger portion of an NEO's target TDC and total target cash compensation as the executive's level of responsibility increases. The target cash incentive percentages in fiscal year 2010 for Messrs. Lynch and Tarkoff increased from fiscal year 2009, which had the effect of setting their target cash incentive opportunities higher in the target ranges. The Executive Compensation Committee decided to make these increases based on market data, as well as consideration of their performance and internal equity based on the increasing complexity of their roles. The Executive Compensation Committee believed that the other NEOs' target cash incentive opportunities were already appropriately placed within the 50th to 75th percentile and therefore were not changed.

*Performance Measures*

The Executive Compensation Committee determined that, for purposes of earning any award under the Executive Bonus Plan for fiscal year 2010, we must achieve:

- a threshold revenue target funding level (described in the table below), based on revenue determined in accordance with GAAP, for our NEOs to receive any annual cash incentive award; and
- separate threshold "Adjusted Revenue" and "Adjusted Operating Profit" target levels (also described in the table below) to determine the "Corporate Result Percentage," which helps determine the amount of the awards to be paid to our NEOs.

Assuming we achieved the threshold revenue target funding level for GAAP revenue, the maximum amount of 200% of the annual cash incentive awards would be funded; then a matrix (an excerpt from which is included below) reflecting our percentage achievement of the Adjusted Revenue and Adjusted Operating Profit target levels would be used to determine the Corporate Result Percentage (ranging from 0% for achievement of results at or below the minimum matrix funding levels to 200% for achievement of results well above the matrix target levels). If any of the minimum threshold levels for GAAP revenue, Adjusted Revenue or Adjusted Operating Revenue were not achieved, however, our NEOs would earn no annual cash incentive awards.

### Fiscal Year 2010 Executive Bonus Plan Measures

| Measure | Target ($) | Measure Definition and Minimum Threshold Achievement | Minimum Threshold Level ($) | Actual Company Achievement (%) |
|---|---|---|---|---|
| **GAAP Revenue** (threshold funding measure) | 3.5 billion | 90% of Board-approved operating plan GAAP revenue target, excluding the effects of any material acquisitions not incorporated into the operating plan | 3.2 billion | 109% |
| **Adjusted Revenue** (matrix funding measure) | 3.5 billion | 90% of GAAP Revenue (as defined above) target adjusted for shippable backlog | 3.2 billion | 109% |
| **Adjusted Operating Profit** (matrix funding measure) | 1.3 billion | 75% of our Board-approved operating plan non-GAAP operating profit target plus the operating profit associated with shippable backlog, and excluding the expenses associated with profit sharing, quarterly incentive and annual incentive plans (including the Executive Bonus Plan). Adobe's non-GAAP operating profit excludes stock-based and deferred compensation expense, restructuring charges, and amortization of purchased intangibles. | 1.0 billion | 124% |

To illustrate how the Adjusted Revenue and Adjusted Operating Profit interrelate in determining the Corporate Result Percentage, an excerpt of the Corporate Result Percentage matrix is depicted below.

**Executive Bonus Plan Matrix Excerpt**
**Corporate Result Percentage**

| Adjusted Operating Profit | | | | | | |
|---|---|---|---|---|---|---|
| | **125%** | 166% | 175% | 183% | 198% | 200% |
| | **110%** | 116% | 125% | 133% | 148% | 164% |
| | **100%** | 83% | 91% | 100% | 116% | 132% |
| | **90%** | 49% | 58% | 68% | 84% | 100% |
| | **80%** | 16% | 26% | 36% | 52% | 68% |
| | **75%** | 0% | 10% | 20% | 36% | 52% |
| | | **90%** | **95%** | **100%** | **105%** | **110%** |
| | | **Adjusted Revenue** | | | | |

After determining the Corporate Result Percentage, the amount actually earned by each NEO was determined by multiplying each NEO's target cash incentive opportunity by the Corporate Result Percentage and his Individual Result Percentage, as follows:

| Target Cash Incentive ($) | X | Corporate Result (%) | X | Individual Result (%) | = | Actual Cash Incentive Payment ($) |
|---|---|---|---|---|---|---|
| *Base salary earned during the year multiplied by applicable target cash incentive percentage* | | *Determined based on the Corporate Result Percentage matrix illustrated above (capped at 100%, in this formula)* | | *Based on (i) each NEO's achievement of individual goals (approved by the Executive Compensation Committee for the Chief Executive Officer and by the Chief Executive Officer for all other NEOs) tied to the internal operating plan and strategic objectives; and (ii) the individual's contributions toward the achievement of the Corporate Result in excess of 100%; could not exceed 100% unless Corporate Result Percentage exceeded 100%, in which case could not exceed 200%* | | |

*Fiscal Year 2010 Payouts*

At the time the corporate and individual goals were set for fiscal year 2010, the Executive Compensation Committee believed that the Executive Bonus Plan goals were achievable, but only with significant effort. For fiscal year 2010, we reported record revenue with strong financial results, including exceeding $1 billion in quarterly revenue for the first time in company history in the fourth quarter of fiscal year 2010. During fiscal year 2010 as compared to fiscal year 2009, our total Adjusted Revenue increased by $863.8 million, or 29%, and our Adjusted Operating Profit grew by $458.5 million, or 41%.

Due to the significant effort of our management team, this resulted in Adjusted Revenue achievement of approximately $3.9 billion (109% of target) and Adjusted Operating Profit of $1.6 billion (124% of target). These results yielded a corporate funding level of 200% of the target pool for the Executive Bonus Plan (with a Corporate Result Percentage of 100% for purposes of the formula above, due to the cap).

The Executive Compensation Committee determined that our NEOs contributed significantly, as a team, to our success and our achievement of 200% of the Corporate Result Percentage in fiscal year 2010. The Executive Compensation Committee therefore gave the most weight in determining the

Individual Results percentages to this team achievement, but also particularly considered our exceptional financial results, the completion of our debt financing to enable long-term growth, our NEOs' achievement of significant objectives in our long-term strategic plan and our acquisition of Day Software Holding AG. Therefore, the Executive Compensation Committee approved the Individual Results shown in the "Fiscal Year 2010 Executive Bonus Plan Target Cash Incentives" table below, reflecting the NEOs contributions in achieving these superior results.

The target annual cash incentive opportunity amounts and actual cash incentive earned under the Executive Bonus Plan for fiscal year 2010 for each NEO were as follows:

**Fiscal Year 2010 Executive Bonus Plan Target Cash Incentives**

| Name | Salary[1] ($) | Target Cash Incentive Percentage[2] (%) | Target Cash Incentive[3] ($) | Corporate Result[4] (%) | Actual Individual Results (%) | Actual Cash Incentive Earned ($) |
|---|---|---|---|---|---|---|
| Shantanu Narayen | 909,583 | 125 | 1,136,978 | 100 | 190 | 2,160,259 |
| Mark Garrett | 551,641 | 100 | 551,641 | 100 | 190 | 1,048,117 |
| Kevin Lynch | 443,529 | 75 | 329,058 | 100 | 190 | 625,209 |
| Robert Tarkoff | 461,109 | 75 | 342,208 | 100 | 190 | 650,195 |
| Matthew Thompson | 499,252 | 100 | 499,252 | 100 | 190 | 948,578 |
| Joshua James[5] | 321,846 | 75 | 241,385 | 100 | N/A | — |

(1) Actual base salary earned during fiscal year 2010 shown.

(2) Target cash incentive percentages for Messrs. Lynch and Tarkoff were increased from fiscal year 2009 levels of 70% each, effective February 1, 2010.

(3) Target cash incentive amount is calculated based on base salary amounts earned during the fiscal year.

(4) Under the terms of the Executive Bonus Plan, the Corporate Result Percentage was capped at 100% for calculation purposes, but overall achievement was 200%.

(5) Mr. James's information reflects his resignation from Adobe in July 2010.

_Other Cash Incentives_

We also have an annual bonus pool of $60,000 approved by the Executive Compensation Committee that may be awarded by our Chief Executive Officer to executive officers, including our NEOs, other than himself, as special recognition bonuses. No special recognition bonuses were awarded in fiscal year 2010 from this bonus pool.

In addition, the Executive Compensation Committee retains authority to pay additional discretionary bonuses outside the Executive Bonus Plan if warranted. In fiscal year 2010, the Executive Compensation Committee did not authorize any such discretionary bonus payments outside of the Executive Bonus Plan for our NEOs.

***Equity Incentives***

_Goals of Equity Compensation_

We use equity compensation to motivate and reward strong corporate performance and to retain valued NEOs. We also use equity incentive awards as a means to attract and recruit qualified executives. We believe that equity awards serve to align the interests of our NEOs with those of our stockholders by rewarding them for stock price growth and the achievement of key operational goals.

By having a significant majority of our NEOs' target TDC payable in the form of equity and, thus, subject to higher risk and longer vesting than cash compensation, our NEOs are motivated to align themselves with our stockholders by taking actions that will benefit Adobe and its stockholders in the long term.

*Types of Equity Compensation*

The Executive Compensation Committee, with input from management and our Chief Executive Officer, determined the mix of annual equity incentive awards to achieve the desired level of equity compensation and the desired performance and retention objectives. For fiscal year 2010, the Executive Compensation Committee made minor changes to the equity mix for target annual awards to be granted to our executive officers, including our NEOs, with the mix made up of approximately 33% stock options, 33% performance shares and 34% time-based RSUs for our NEOs (compared to approximately 50%, 25% and 25%, respectively, for fiscal year 2009), based on the Target Value of the awards. The new equity mix better reflects our peer group's practices, while retaining a strong emphasis on performance (based on stock price appreciation, for stock options, and the achievement of pre-established performance objectives, for performance shares). Additional factors are indicated in the table below.

### Fiscal Year 2010 Types of Annual Equity Incentive Awards

| Type of Equity/Annual Award Value Allocation Percentage[1] | Description | Objectives/Dilutive Effect | Vesting[2] |
|---|---|---|---|
| **Stock Options (33%)** | Options to purchase Adobe common stock with an exercise price equal to the closing market price of our common stock as reported on NASDAQ on the grant date; value to the NEOs depends on stock price appreciation above the exercise price | Provide strong reward for growth in our stock price, as the entire value of stock options depends on future stock price appreciation; provide a strong incentive for our NEOs to remain employed with us, as they require continuous employment while vesting; and have the highest relative dilutive effect | Vest in equal monthly installments over a period of four years after the grant date, except for new-hire grants, which vest 25% on the first anniversary of the grant date and then in equal monthly installments thereafter for the following three years |
| **Performance Shares (33%)** | Stock-settled RSUs subject to performance- and time-based vesting conditions; one-year performance period determines the total number of shares eligible to be earned, with significant benefits for overachievement and significant consequences for underachievement, including no award being earned; no purchase cost to executive so always have value | Focus NEOs on annual performance goals supporting our three-year strategic plan while also providing a strong long-term performance and retention incentive, as they require continuous employment to vest; provide moderate reward for growth in our stock price; and use fewer shares than stock options, so less dilution | Vest 33⅓% upon the later of certification of performance results or the first anniversary of the grant date; the remainder vest in equal annual installments over two additional years (reflecting the three-year strategic plan that the goals support) |
| **RSUs (34%)** | Stock-settled awards subject to time-based vesting conditions; no purchase cost to executive so always have value | Provide a strong incentive for our NEOs to remain employed with us, as they require continuous employment while vesting; provide moderate reward for growth in our stock price; and use fewer shares than stock options, so less dilution | Vest in equal annual installments over a period of four years |

(1) In addition to the annual award allocations shown above, certain NEOs also received Retention RSU Awards in fiscal year 2010, as described below under "2010 Retention RSU Awards" and shown in the "Equity Awards during Fiscal Year 2010" table below.

(2) Our equity awards are also subject to certain acceleration provisions as described below under "Severance and Change of Control Compensation" and "Executive Compensation Narrative Summary to Summary Compensation Table and Grants of Plan-Based Awards in Fiscal Year 2010 Table—Effect of Retirement, Death and Disability on Equity Compensation Awards."

*Value and Award Determination*

For fiscal year 2010, the Executive Compensation Committee, with input from Compensia, management and our Chief Executive Officer, determined the level of equity compensation opportunity for each of our NEOs based upon data from the peer group (as adjusted by Compensia, as described above), and, to a lesser degree, the other factors for determining compensation discussed under "Executive Summary—Total Rewards Program for our NEOs—Competitive Positioning" above. As with cash incentives, the Executive Compensation Committee believes that the target equity incentive compensation opportunity should make up a greater portion of an NEO's potential TDC as the individual's level of responsibility increases. Annual equity awards are viewed in the aggregate (by value) when evaluating our positioning with respect to our peer group, because we and these peer companies award different types and mixes of equity and because the market data we review evaluates the equity awards on an aggregate value basis only, not based on each type of equity award.

The following table sets forth the number of options, performance shares (target, maximum and earned) and RSUs (including Retention RSU Awards) granted to each of our NEOs, as well as the Target Value of the total annual equity and Retention RSU Awards awarded to each of our NEOs, in fiscal year 2010:

**Equity Awards during Fiscal Year 2010**

| | | Performance Share Program | | | | | | |
|---|---|---|---|---|---|---|---|---|
| **Name** | **Stock Options (#)** | **Target Award (#)** | **Maximum Award[1] (#)** | **Actual Achievement[1] (#)** | **Annual RSUs Award (#)** | **Total Target Value of Annual Equity Award ($)** | **Retention RSU Award[2] (#)** | **Target Value of Retention RSU Award ($)** |
| Shantanu Narayen . . . | 290,000 | 95,000 | 142,500 | 128,250 | 95,000 | 10,000,000 | — | — |
| Mark Garrett . . . . . . | 49,000 | 16,000 | 24,000 | 21,600 | 17,000 | 1,700,000 | 50,000 | 1,778,500 |
| Kevin Lynch . . . . . . . | 49,000 | 16,000 | 24,000 | 21,600 | 17,000 | 1,700,000 | 50,000 | 1,778,500 |
| Robert Tarkoff . . . . . | 40,000 | 13,000 | 19,500 | 17,550 | 14,000 | 1,400,000 | 50,000 | 1,778,500 |
| Matthew Thompson . | 43,000 | 14,000 | 21,000 | 18,900 | 15,000 | 1,500,000 | 50,000 | 1,778,500 |
| Joshua James . . . . . . | 40,000 | 13,000 | 19,500 | — | 14,000 | 1,400,000 | — | — |

(1) The maximum number was granted (150% of the target award), but that maximum number was reduced to 135%, the overall achievement of the other performance goals (the GAAP Revenue funding threshold measure was achieved). As the 2010 Performance Share Program required continuous employment through the initial vest date to earn any award, Mr. James did not earn any performance shares.

(2) See description below under "2010 Retention RSU Awards."

*2010 Performance Share Program*

The performance share awards granted in fiscal year 2010 are subject to the terms of our 2010 Performance Share Program, and any shares earned under the awards are issued pursuant to the terms of our Adobe Systems Incorporated 2003 Equity Incentive Plan (the "2003 Plan"). The size of the fiscal year 2010 awards was determined based on the results achieved during the one-year performance period, as certified by the Executive Compensation Committee. Each NEO was granted an award for the maximum number of shares that he could earn based on the maximum achievement of the pre-established performance goals, with the actual award to be earned subject to a reduction from the maximum award based on actual performance achievement. The threshold, target, and maximum awards for our NEOs are set forth in the "Executive Compensation—Grants of Plan-Based Awards for Fiscal Year 2010" table.

*Performance Goals*

The 2010 Performance Share Program required that Adobe achieve a GAAP Revenue threshold measure of $2.82 billion for NEOs to be eligible to earn any shares under the program. Once that threshold was met, the actual number of shares to be earned under the 2010 Performance Share Program would then be calculated based on the achievement of the other performance goals, each of which was weighted as 20% of each target award:

**Other Performance Goals**

| Category | Goal | Key Accomplishments |
|---|---|---|
| Creative Suite | Drive creative business revenue growth through new functionality and increased penetration | • Exceeded Creative Suite revenue plan<br>• Exceeded target for upgrades |
| Flash | Deliver Flash on multiple devices and screens | • Flash 10.1 shipping on multiple devices through multiple partners<br>• Advanced Flash Platform strategy |
| Omniture | Implement the operating plan for the Omniture Online Marketing Suite product line | • Achieved record bookings with contract values exceeding plan<br>• Completed 3-year strategic plan |
| Digital Enterprise Solutions Business Unit | Implement the operating plan for the Enterprise product line | • Key strategic acquisition of Day Software identified and completed<br>• Significant growth in enterprise revenue<br>• Acrobat X released on time with strong Q4 performance |
| Adobe.com | Implement the operating plan for Adobe.com | • Exceeded revenue target<br>• Improved store conversion rate above plan<br>• Developed strategy to accelerate Adobe.com growth |

*Results*

For fiscal year 2010, the GAAP Revenue threshold measure was met. We achieved the above strategic goals in the course of an exceptional year, with record-breaking revenue and outstanding performance on each of the goals, resulting in an overall determination by the Executive Compensation Committee that 135% of each NEO's target award was earned.

For more information on performance shares granted during fiscal year 2010, see the "Executive Compensation—Grants of Plan-Based Awards for Fiscal Year 2010" table and accompanying narrative.

*2010 Retention RSU Awards*

During fiscal year 2009, management and the Executive Compensation Committee shared concern over key talent being aggressively targeted and recruited by other companies as the economy improved and the risk of attrition that could result. As a result, management conducted a key talent review during fiscal year 2009 and identified a select group of individuals, including some of our NEOs, who were deemed critical to our strategic priorities and growth, had demonstrated a consistent track record of high performance and/or possessed significant technical and institutional knowledge. Management also conducted a comprehensive market review and concluded that, for this select employee group, the current unvested value of outstanding equity compensation was not sufficient to provide appropriate inducements for these key employees to remain with Adobe.

As a result, we established guidelines for desired values of unvested equity, as multiples of base salary, for the select group of employees, based on the level of their current position, competitive factors and internal equity, using the 30-day average closing market price of our common stock at the time the analysis was completed. The objectives of these desired unvested equity values were to align the interests of these employees with those of our stockholders, minimize the risk of attrition and support employee engagement and commitment to Adobe over the long term. As this review was being conducted, we announced and then completed the acquisition of Omniture, and therefore commenced a process to ensure the successful initial integration of this key strategic acquisition. Given the significance of the acquisition to our long-term strategic priorities, it was essential that we retain critical key talent from both companies.

To achieve the desired values of unvested equity for the Adobe key talent, the Executive Compensation Committee approved Retention RSU Awards in late fiscal year 2009 to a select group of non-executive officers, and approved Retention RSU Awards early in fiscal year 2010 to a select group of executive officers, including several of our NEOs, and other senior executives, at the same time it considered annual equity awards for our executive officers. For these key NEOs, the Retention RSU Awards achieved the desired values of unvested equity, based on the average stock price used in the analysis described above. These awards were in addition to the normal 2010 annual awards and were intended to provide significant value to the employees, but only if they remain with Adobe through this critical period of change and integration. The Executive Compensation Committee chose not to grant Mr. Narayen a Retention RSU Award for fiscal year 2010, instead using the size of his fiscal year 2010 annual equity awards to provide the desired retention. Both the fiscal year 2010 annual equity awards and Retention RSU Awards made to our NEOs are included in the amounts shown in the "Equity Awards during Fiscal Year 2010" table above.

To ensure that these awards emphasize retention, the NEOs' Retention RSU Awards vest with respect to 50% of the shares two years after the grant date, and the remainder of the shares vest in equal annual installments over the following two years.

**Retirement and Deferred Compensation Plan Benefits**

We do not provide our employees, including our NEOs, with a defined benefit pension plan, any supplemental executive retirement plans or retiree health benefits, except as required by local law or custom for employees outside the United States. Our NEOs may participate on the same basis as other U.S. employees in our Section 401(k) Retirement Savings Plan (the "401(k) Plan"). The 401(k) Plan provides for a matching contribution by Adobe of 50% of the first 6% of the employee's eligible compensation up to a maximum matching cash contribution of $7,350 for both the 2009 and 2010 plan years. We also provide a "true-up" for participants who did not receive their maximum matching contribution during a 401(k) Plan year as a result of meeting their contribution limits early in the year. Adobe makes a matching contribution to help attract and retain employees and to provide an additional incentive for our employees to save for their retirement in a tax-advantaged manner.

We also maintain an unfunded, nonqualified deferred compensation plan (the "Deferred Compensation Plan") for senior management and our Board. The Deferred Compensation Plan allows participants, including our NEOs, the ability to defer receipt of income to a later date, which may be an attractive tax planning opportunity. We offer this Deferred Compensation Plan to remain attractive to current and potential NEOs in a highly competitive market for executive talent. We generally do not contribute to the Deferred Compensation Plan on behalf of the participants; therefore, our cost to maintain the Deferred Compensation Plan is limited to administration expenses, which are minimal. No NEOs participated in or had an accrued balance under the Deferred Compensation Plan in fiscal year 2010.

### Perquisites and Additional Benefits and Programs

We provide limited perquisites to our executives, including our NEOs. In considering potential perquisites, the Executive Compensation Committee considers the cost to Adobe as compared to the perceived value to our employees. We offer our executives, including our NEOs, an annual physical paid for by us, which has an approximate cost of $1,900 per individual, per year. We believe that the good health of our executives is important to our business.

In addition, we maintain a limited membership in a Marquis Jet Card Program. Our policy related to this program allows our Chief Executive Officer the use of a private jet for business travel. Other executive officers and employees may accompany our Chief Executive Officer for business purposes only. In addition, our policy allows family members to accompany a participating executive during business travel, if related costs for the family members are paid for by the executive officer. This policy was adopted to allow for efficient travel by the participating executive officers, which we believe is consistent with market practices. No family members accompanied our executive officers on the aircraft during fiscal year 2010.

We also provide the following benefits to our NEOs, on the same terms and conditions as provided to all other eligible employees:

- health, dental and vision insurance;
- life insurance;
- an Employee Stock Purchase Plan;
- medical and dependent care flexible spending account;
- short- and long-term disability, accidental death and dismemberment; and
- patent award program (cash awards made to any employee, including an NEO, who is an inventor of, or a direct manager of an inventor of, an Adobe patent that is filed with the U.S. Patent and Trademark Office, with a further award if the patent is issued).

We believe these benefits are consistent with benefits provided by companies with which we compete for executive-level talent.

### Granting Guidelines for Equity Compensation

Adobe maintains written equity grant guidelines setting forth our grant practices and procedures for all equity awards, as described below under "Executive Compensation—Grants of Plan-Based Awards in Fiscal Year 2010—Narrative Summary to Summary Compensation Table and Grants of Plan-Based Awards for Fiscal Year 2010 Table."

## Ownership Guidelines and Policies

### *Stock Ownership Guidelines*

As part of our overall corporate governance and compensation practices, in 2003, our Board adopted stock ownership guidelines for our executive officers and directors, which the Executive Compensation Committee reviews annually. These guidelines are designed to align our executive officers' interests with our stockholders' long-term interests by promoting long-term share ownership, which reduces the incentive for excessive short-term risk taking. The Executive Compensation Committee reviews quarterly reports of the stock activity of our executive officers and directors. As of December 3, 2010, each of our NEOs was in compliance with the applicable guidelines. The guidelines currently state that the executives in the following positions should hold 25% of the net shares acquired from Adobe for two years unless, following sale of such shares, the total number of Adobe shares held by that executive equals or exceeds the following amounts:

| Position | Shares (#) |
| --- | --- |
| Chief Executive Officer | 150,000 |
| President, Executive Vice President or Chief Financial Officer | 50,000 |
| Senior Vice President | 25,000 |

For purposes of these guidelines, an "acquired share" includes shares of vested restricted stock, RSUs, performance shares, performance units and shares issued upon the exercise of vested options. "Net shares acquired" means acquired shares remaining after deducting acquired shares sold to cover the exercise price and withheld taxes, and excluding shares acquired through our Employee Stock Purchase Plan. Shares that count toward the minimum share ownership include shares owned outright or beneficially owned, shares acquired through the Employee Stock Purchase Plan, vested restricted stock, vested RSUs and shares issued upon the exercise of vested options, as well as vested performance shares or performance units deferred into our Deferred Compensation Plan.

Our Board may evaluate whether exceptions should be made in the case of any covered person who, due to his or her unique financial circumstances, would incur a hardship by complying with these guidelines. No such exceptions were granted or in place in fiscal year 2010.

### *Hedging Policy*

Our policies do not permit any employees, including our NEOs, to "hedge" their ownership by engaging in short sales or trading in any derivatives involving Adobe securities.

## Employment Agreements

Each of our currently-employed NEOs is (and Mr. James was) employed "at will." Except in limited circumstances, such as when an employment agreement that provides for severance is assumed or renegotiated as part of a corporate transaction, we only enter into agreements providing for severance benefits with our U.S. employees in relation to a change of control of Adobe or an executive transition plan. Mr. James had such an agreement, which was negotiated to replace and amend his employment and change of control agreements with Omniture at the time we agreed to acquire Omniture to induce him to accept employment with us. This agreement would have expired in most respects at the one-year anniversary of his employment with Adobe. See "Executive Compensation—Change of Control and Termination—Omniture Employment Agreement."

## Severance and Change of Control Compensation

Each of our NEOs (except Mr. James) is, or could be, an eligible participant in our Executive Severance Plan in the Event of a Change of Control (the "Executive Severance Plan"), which provides for severance payments and fully accelerated vesting of outstanding equity awards to our NEOs and other executives upon an involuntary termination of employment upon or following a qualifying change of control. Our Executive Compensation Committee believes that change of control vesting and severance benefits, if structured appropriately, serve to minimize the distraction caused by a potential transaction and reduce the risk that an executive officer departs Adobe before an acquisition is consummated. We believe that a pre-existing plan will allow our executive officers to focus on continuing normal business operations and on the success of a potential business combination, rather than on seeking alternative employment. We further believe that the Executive Severance Plan ensures stability and will enable our executive officers to maintain a balanced perspective in making overall business decisions during a potentially uncertain period. Severance payments and benefits under the Executive Severance Plan are provided only upon a qualifying termination of employment upon or following a change of control so that an acquirer that wishes to retain our management team during a transition period or over the long term will have an opportunity to do so.

We have also entered into a Retention Agreement with Mr. Narayen, which provides similar benefits but does not require termination of his employment in order for him to receive the equity acceleration, as described below under "Executive Compensation—Change of Control—Chief Executive Officer Retention Agreement." In addition, Mr. James's employment agreement with Adobe specified that his Omniture change of control agreement, which was entered into effective as of June 7, 2006, would remain in effect for one year after the closing date (which was October 23, 2009), and then would expire, except as to the treatment of his Additional RSUs (as defined below in "Executive Compensation—Change of Control and Termination—Omniture Employment Agreement, Change of Control and Resignation Agreement"). The terms of the Omniture change of control agreement provided that Mr. James would receive cash payments, health benefits and accelerated vesting of certain outstanding equity awards originally issued by Omniture under certain circumstances upon termination of employment prior to, upon or following a change of control. We agreed to continue the terms of his Omniture arrangements for one year to facilitate the closing of this strategically important acquisition and to help ensure that we had the benefit of Mr. James's services during the critical post-closing transition period.

The Executive Severance Plan and the individual Retention Agreement with Mr. Narayen do not provide for reimbursements or "gross-ups" of excise tax amounts under Section 4999 of the Code. Rather, under both arrangements, benefits would be reduced if doing so would result in a better after-tax economic position for the affected executive. We believe this is an appropriate allocation of the tax cost of these arrangements as between Adobe and the executive and is consistent with market practice. The Omniture change of control agreement with Mr. James provided for a gross up for any payments that would qualify as parachute payments under the Code, as described below under "Executive Compensation—Change of Control and Termination—Omniture Employment Agreement, Change of Control and Resignation Agreement." We agreed to maintain this provision for a limited time after the closing of the acquisition for the reasons described above.

Our change of control arrangements are designed to be competitive with the pay practices of the peer group. Our Executive Compensation Committee periodically reviews the terms and conditions of our change of control arrangements and will make adjustments when and to the extent it deems appropriate. The Executive Severance Plan will automatically terminate on December 12, 2011, unless extended by us or unless a change of control has occurred before then.

Additional details regarding our Executive Severance Plan and the individual Retention Agreement with Mr. Narayen, including estimates of amounts payable in specified circumstances, and the actual amounts received by Mr. James in connection with his resignation, are disclosed in "Executive Compensation—Change of Control and Termination—Potential Payments upon Termination and/or a Change of Control" contained in this proxy statement.

## Accounting and Tax Considerations

### *Tax Deductibility*

Section 162(m) of the Code generally disallows a tax deduction to public corporations for compensation greater than $1 million paid for any fiscal year to the corporation's Chief Executive Officer and the three other most highly compensated executive officers as of the end of any fiscal year, other than the Chief Financial Officer. However, certain types of performance-based compensation are excluded from the $1 million deduction limit if specific requirements are met. The Executive Compensation Committee considers the impact of Section 162(m) when designing our executive compensation program and structured our Executive Bonus Plan, stock plans and performance share programs so that awards may be granted under these plans and programs in a manner that complies with the requirements imposed by Section 162(m). Tax deductibility is not the primary factor used by the Executive Compensation Committee in setting compensation, however, and corporate objectives may not necessarily align with the requirements for full deductibility under Section 162(m). Accordingly, the Executive Compensation Committee has granted and may continue to grant awards such as time-based RSU awards under which payments may not be deductible under Section 162(m) when it determines that such non-deductible arrangements are otherwise in the best interests of Adobe and its stockholders.

Under Section 162(m), to qualify as performance-based compensation, the amount of compensation must depend on the NEO's performance against pre-determined performance goals established by a committee that consists solely of at least two "outside directors" who have never been employed by Adobe or its subsidiaries. During fiscal year 2010, all three members of the Executive Compensation Committee (Ms. Mills and Messrs. Barnholt and Rosensweig) qualified as independent directors under SEC and the applicable NASDAQ listing standards and qualified as outside directors under Section 162(m).

We believe that the stock options and performance shares granted to our NEOs in fiscal year 2010 qualify under Section 162(m) as performance-based compensation and that compensation related to these awards will be fully deductible. Our RSU awards vest on a time-based vesting schedule and therefore are not considered "performance-based compensation" under Section 162(m). Accordingly, amounts of compensation related to RSUs held by our executive officers may not be fully deductible (depending upon the value of our stock, and the amount of other non-performance-based compensation an executive officer has during the year in which any portion of an RSU vests).

### *Accounting for Stock-Based Compensation*

We account for stock-based compensation in accordance with applicable accounting standards. Under the fair value recognition provisions of these standards, stock-based compensation cost is measured at the grant date based on the fair value of the award. With the exception of performance shares, stock-based compensation expense is recognized on a straight-line basis over the requisite service period of the entire award, which is generally the vesting period. For performance shares, stock-based compensation expense is recognized on a straight-line basis over the requisite service period for each vesting portion of the award.

## REPORT OF THE EXECUTIVE COMPENSATION COMMITTEE*

The Executive Compensation Committee has reviewed and discussed with management the "Compensation Discussion and Analysis" contained in this proxy statement. Based on this review and discussion, the Executive Compensation Committee recommended to our Board that the Compensation Discussion and Analysis be included in our Annual Report on Form 10-K for the fiscal year ended December 3, 2010, and in this proxy statement.

Respectfully submitted,

EXECUTIVE COMPENSATION COMMITTEE

Carol Mills, Chair
Edward W. Barnholt
Daniel Rosensweig

---

* *The material in this report is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference into any filing of Adobe under the Securities Act of 1933 or the Securities Exchange Act of 1934, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.*

## EXECUTIVE COMPENSATION

### Summary Compensation Table

The following table sets forth information regarding the compensation for services performed during fiscal years 2010, 2009 and 2008 awarded to, paid to or earned by the NEOs, which include (i) our Chief Executive Officer, (ii) our Chief Financial Officer, (iii) our three other most highly compensated executive officers, as determined by reference to total compensation for fiscal year 2010, who were serving as executive officers at the end of fiscal year 2010 and (iv) one former executive officer.

| Name and Principal Position | Year | Salary ($) | Bonus ($) | Stock Awards[1] ($) | Option Awards[2] ($) | Non-Equity Incentive Plan Compensation[3] ($) | All Other Compensation[4] ($) | Total ($) |
|---|---|---|---|---|---|---|---|---|
| Shantanu Narayen . . . . . | 2010 | 909,583 | — | 6,490,400 | 2,660,286 | 2,160,259 | 7,686 | 12,228,214 |
| President and Chief | 2009 | 875,000 | — | 1,895,343 | 2,254,127 | — | 7,740 | 5,032,210 |
| Executive Officer | 2008 | 875,000 | — | 5,196,000 | 9,653,561 | 1,257,812 | 19,850 | 17,002,223 |
| Mark Garrett . . . . . . . . | 2010 | 551,641 | — | 2,835,280 | 449,497 | 1,048,117 | 7,938 | 4,892,473 |
| Executive Vice President | 2009 | 510,000 | — | 841,046 | 1,000,254 | — | 8,040 | 2,359,340 |
| and Chief Financial Officer | 2008 | 504,167 | — | 1,350,960 | 1,183,956 | 492,823 | 7,590 | 3,539,496 |
| Kevin Lynch . . . . . . . . . | 2010 | 443,529 | — | 2,835,280 | 449,497 | 625,209 | 9,354 | 4,362,869 |
| Senior Vice President, | 2009 | 421,000 | — | 841,046 | 1,000,254 | — | 10,290 | 2,272,590 |
| Chief Technology Officer | 2008 | 414,583 | — | 1,350,960 | 1,183,956 | 286,063 | 11,460 | 3,247,022 |
| Robert Tarkoff[5] . . . . . . Senior Vice President, Digital Enterprise Solutions Business Unit | 2010 | 461,109 | — | 2,630,320 | 366,936 | 650,195 | 8,754 | 4,117,314 |
| Matthew Thompson . . . . | 2010 | 499,252 | — | 2,698,640 | 394,456 | 948,578 | 7,938 | 4,548,864 |
| Senior Vice President, | 2009 | 450,500 | — | 657,690 | 782,189 | — | 8,040 | 1,898,419 |
| Worldwide Field Operations | 2008 | 446,250 | — | 1,039,200 | 927,432 | 436,209 | 26,208 | 2,875,299 |
| Joshua James[6] . . . . . . . Former, Senior Vice President, Omniture Business Unit | 2010 | 321,846 | — | 922,320 | 366,936 | —[7] | 3,928,492 | 5,539,594 |

(1) These amounts do not reflect the actual economic value realized by the NEO. In accordance with SEC rules, this column represents the grant date fair value of performance shares, assuming the probable outcome of related performance conditions at target levels, and RSUs. Pursuant to SEC rules, the amounts shown

disregard the impact of estimated forfeitures. The grant date fair value for the performance share awards, assuming the highest level of achievement had been met, is as follows:

| Name | 2010 ($) | 2009 ($) | 2008 ($) |
|---|---|---|---|
| Shantanu Narayen | 4,867,800 | 1,089,822 | 5,958,080 |
| Mark Garrett | 819,840 | 483,601 | 2,701,920 |
| Kevin Lynch | 819,840 | 483,601 | 2,701,920 |
| Robert Tarkoff | 666,120 | * | * |
| Matthew Thompson | 717,360 | 378,172 | 2,078,400 |
| Joshua James | 666,120 | * | * |

* Not applicable.

For additional information on the valuation assumptions, see Part II, Item 8 "Financial Statements and Supplementary Data" of our 2010 Annual Report on Form 10-K and in the Notes to Consolidated Financial Statements at Note 13, "Stock-based Compensation."

As Mr. James did not complete the service period required by the terms of the performance share program, such shares were forfeited when he left Adobe in July 2010. Mr. James's RSUs were also forfeited (14,000 shares granted in fiscal year 2010 with grant date fair value of $478,240). No stock awards reflected in this table were forfeited by any of our other NEOs.

(2) These amounts do not reflect the actual economic value realized by the NEO. In accordance with SEC rules, this column represents the grant date fair value of stock options, in accordance with applicable accounting guidance related to stock-based compensation. Pursuant to SEC rules, the amounts shown disregard the impact of estimated forfeitures related to service-based vesting conditions. All of the stock option awards to Mr. James reflected in this table were forfeited during fiscal year 2010 due to his departure in July 2010. No stock options reflected in this table were forfeited by any of our other NEOs. For additional information on the valuation assumptions, see Part II, Item 8 "Financial Statements and Supplementary Data" of our 2010 Annual Report on Form 10-K and in the Notes to Consolidated Financial Statements at Note 13, "Stock-based Compensation."

(3) These amounts consist solely of amounts earned under the Executive Bonus Plan, and equivalent predecessor plans, each of which is a cash bonus plan adopted under our Master Bonus Plan. Amounts earned under the Executive Bonus Plan are payable in the subsequent fiscal year.

(4) These amounts for fiscal year 2010 consist of matching contributions under Adobe's 401(k) Plan (including an additional matching contribution made by Adobe early in the applicable fiscal year to eligible participants who did not previously receive the maximum matching contribution during the prior 401(k) Plan year), life insurance premiums, patent awards, transition bonuses, COBRA premiums, tax gross-ups and severance payments as follows:

| Name | 401(k) Company Match ($) | Life Insurance Premiums ($) | Patent Award ($) | Transition Bonus ($) | COBRA Premiums ($) | Tax Gross-Up for 2010 ($) | Severance Payment ($) | Total ($) |
|---|---|---|---|---|---|---|---|---|
| Shantanu Narayen | 7,350 | 336 | — | — | — | — | — | 7,686 |
| Mark Garrett | 7,350 | 588 | — | — | — | — | — | 7,938 |
| Kevin Lynch | 7,350 | 204 | 1,800 | — | — | — | — | 9,354 |
| Robert Tarkoff | 7,350 | 204 | 1,200 | — | — | — | — | 8,754 |
| Matthew Thompson | 7,350 | 588 | — | — | — | — | — | 7,938 |
| Joshua James | 7,350 | 76 | — | 750,000 | 9,717 | 1,481,349 | 1,680,000 | 3,928,492 |

(5) Mr. Tarkoff was not a named executive officer in any prior fiscal year.

(6) Mr. James was not a named executive officer in any prior fiscal year. Mr. James resigned from his employment with us effective July 30, 2010, and received certain severance payments under the terms of a Confidential Resignation Agreement and General Release of Claims. See "Change of Control and Termination—Omniture Employment Agreement, Change of Control and Resignation Agreement" in this proxy statement for additional information regarding Mr. James's agreements with us.

(7) As a result of Mr. James's resignation of employment prior to the 2010 fiscal year end, Mr. James was not eligible to receive any payments under our Executive Bonus Plan.

## Grants of Plan-Based Awards in Fiscal Year 2010

The following table shows all plan-based awards granted to the NEOs during fiscal year 2010. The equity awards granted in fiscal year 2010 identified in the table below are also reported in "Outstanding Equity Awards at 2010 Fiscal Year End." For additional information regarding incentive plan awards, please refer to the cash incentives and equity incentives sections of our "Compensation Discussion and Analysis."

| Name | Grant Date | Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1] | | | Estimated Future Payouts Under Equity Incentive Plan Awards[2] | | | All Other Stock Awards: Number of Shares of Stock or Units[3] | All Other Option Awards: Number of Securities Underlying Options[4] | Exercise or Base Price of Option Awards | Grant Date Fair Value of Stock and Option Awards[5] |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Threshold ($) | Target ($) | Maximum ($) | Threshold (#) | Target (#) | Maximum (#) | (#) | (#) | ($/Share) | ($) |
| Shantanu Narayen | — | — | 1,136,978 | 2,273,957 | — | — | — | — | — | — | — |
| | 1/25/10 | — | — | — | — | 95,000 | 142,500 | — | — | — | 3,245,200 |
| | 1/25/10 | — | — | — | — | — | — | 95,000 | — | — | 3,245,200[6] |
| | 1/25/10 | — | — | — | — | — | — | — | 290,000 | 34.16 | 2,660,286 |
| Mark Garrett | — | — | 551,641 | 1,103,282 | — | — | — | — | — | — | — |
| | 1/25/10 | — | — | — | — | 16,000 | 24,000 | — | — | — | 546,560[6] |
| | 1/25/10 | — | — | — | — | — | — | 17,000 | — | — | 580,720 |
| | 1/25/10 | — | — | — | — | — | — | 50,000 | — | — | 1,708,000 |
| | 1/25/10 | — | — | — | — | — | — | — | 49,000 | 34.16 | 449,497 |
| Kevin Lynch | — | — | 329,058 | 658,115 | — | — | — | — | — | — | — |
| | 1/25/10 | — | — | — | — | 16,000 | 24,000 | — | — | — | 546,560[6] |
| | 1/25/10 | — | — | — | — | — | — | 17,000 | — | — | 580,720 |
| | 1/25/10 | — | — | — | — | — | — | 50,000 | — | — | 1,708,000 |
| | 1/25/10 | — | — | — | — | — | — | — | 49,000 | 34.16 | 449,497 |
| Robert Tarkoff | — | — | 342,208 | 684,416 | — | — | — | — | — | — | — |
| | 1/25/10 | — | — | — | — | 13,000 | 19,500 | — | — | — | 444,080[6] |
| | 1/25/10 | — | — | — | — | — | — | 14,000 | — | — | 478,240 |
| | 1/25/10 | — | — | — | — | — | — | 50,000 | — | — | 1,708,000 |
| | 1/25/10 | — | — | — | — | — | — | — | 40,000 | 34.16 | 366,936 |
| Matthew Thompson | — | — | 499,252 | 998,504 | — | — | — | — | — | — | — |
| | 1/25/10 | — | — | — | — | 14,000 | 21,000 | — | — | — | 478,240[6] |
| | 1/25/10 | — | — | — | — | — | — | 15,000 | — | — | 512,400 |
| | 1/25/10 | — | — | — | — | — | — | 50,000 | — | — | 1,708,000 |
| | 1/25/10 | — | — | — | — | — | — | — | 43,000 | 34.16 | 394,456 |
| Joshua James | — | — | 365,538 | 731,075 | — | — | — | — | — | — | — |
| | 1/25/10 | — | — | — | — | 13,000 | 19,500 | — | — | — | 444,080[6] |
| | 1/25/10 | — | — | — | — | — | — | 14,000 | — | — | 478,240 |
| | 1/25/10 | — | — | — | — | — | — | — | 40,000 | 34.16 | 366,936 |

(1) These columns represent awards granted under our Executive Bonus Plan for performance in fiscal year 2010. These columns show the awards that were possible at the threshold, target and maximum levels of performance. Minimum performance under the Executive Bonus Plan could have resulted in a threshold amount equal to $0. Actual cash incentive awards earned in fiscal year 2010 by the NEOs under the Executive Bonus Plan are shown in the column titled "Non-Equity Incentive Plan Compensation" in the "Summary Compensation Table."

(2) These columns represent awards granted under our 2010 Performance Share Program, which was adopted under our 2003 Plan, for performance in fiscal year 2010. These columns show the awards that were possible at the threshold, target and maximum levels of performance. The Executive Compensation Committee had full discretion not to award shares under the 2010 Performance Share Program regardless of the performance level achieved, and, as a result, the threshold amount could have equaled zero shares. Actual awards earned in fiscal year 2010 by the NEOs under this program are shown in the table "Equity Awards during Fiscal Year 2010" in the "Compensation Discussion and Analysis."

(3) This column represents awards of RSUs granted under our 2003 Plan.

(4) This column represents awards of stock options granted under our 2003 Plan.

(5) These amounts do not reflect the actual economic value realized by the NEO. In accordance with SEC rules, this column represents the grant date fair value of each equity award. For additional information on the valuation assumptions, see Part II, Item 8 "Financial Statements and Supplementary Data" of our 2010 Annual Report on Form 10-K and in the Notes to Consolidated Financial Statements at Note 13, "Stock-based Compensation."

(6) The grant date fair value included in this column for awards granted under our 2010 Performance Share Program is based on the target award amount listed in this table, as this amount was estimated to be the probable outcome of the performance conditions associated with these grants determined as of the grant date, excluding the effect of estimated forfeitures. See footnote 1 to the "Summary Compensation Table" for more information regarding the grant date fair value for these awards at the maximum payout levels.

*Narrative Summary to Summary Compensation Table and Grants of Plan-Based Awards in Fiscal Year 2010 Table*

The material terms of the NEOs' annual compensation, including base salaries, the Executive Bonus Plan (which is a cash plan adopted under our Master Bonus Plan), the performance share program, and the explanations of the amounts of salary, cash incentives and equity values in proportion to total compensation are described under "Compensation Discussion and Analysis" in this proxy statement. Our equity award granting practices are described below and our severance benefits are described under "Change of Control and Termination" in this proxy statement. Specifically, Mr. James's employment agreement with Adobe, negotiated to replace and amend his Omniture employment and change of control agreements as part of our acquisition of Omniture, is described under "Change of Control and Termination—Omniture Employment Agreement, Change of Control and Resignation Agreement" in this proxy statement. None of our other NEOs have entered into a written employment agreement with Adobe.

As discussed in greater detail in "Compensation Discussion and Analysis," the fiscal year 2010 non-equity incentive awards were granted pursuant to the Executive Bonus Plan, with amounts earned based on the achievement of certain financial targets as well as individual performance goals. Cash incentives were fully vested when earned.

As discussed in greater detail in "Compensation Discussion and Analysis," the fiscal year 2010 performance share awards were granted in the form of stock-settled RSUs subject to the terms of our 2010 Performance Share Program. Awards earned under the 2010 Performance Share Program were determined based on the results achieved during the one-year performance period, as certified by the Executive Compensation Committee. Each NEO was granted an award for the maximum number of shares that he could earn based on the maximum achievement of the pre-established other performance goals, with the actual award earned subject to a reduction from the maximum award based on actual achievement of the other performance goals. The first ⅓ of the shares earned vested on the first anniversary of the grant date, and the remaining ⅔ of the shares earned is subject to equal annual time-based vesting over the two years after the first anniversary of the grant date.

As discussed in greater detail in "Compensation Discussion and Analysis," the NEOs' Retention RSU Awards (each an award of 50,000 RSUs for Messrs. Garrett, Lynch, Tarkoff and Thompson) vest 50% on the second anniversary of the grant date and then 25% on each of the third and fourth anniversaries of the grant date; the other RSUs vest in equal annual installments over a period of four years.

There is no purchase price associated with performance share or RSU awards.

The stock options vest in equal monthly installments over four years from the date of grant, subject to continued employment, and the exercise price was the closing market price of our common stock on the grant date.

We did not pay dividends on our common stock during fiscal year 2010.

*Granting Guidelines for Equity Compensation*

Adobe has adopted written guidelines setting forth our grant practices and procedures for all equity awards. Pursuant to these guidelines:

- the effective grant date for our annual equity awards granted to our employees, including the NEOs, is January 24th of each year, or the first trading day thereafter, unless another date is approved and documented by the Executive Compensation Committee;
- the effective grant date for executive officer new hire stock option awards is the next 15th day of a month following the executive officer's hire date, or the first trading day thereafter;
- the effective grant date for executive officer new hire RSU and performance share awards is the executive officer's hire date, unless the performance share program for the applicable fiscal year has not yet been adopted (in which case the performance share award and any accompanying RSU award will be granted when the program is adopted); and
- the effective grant date for non-executive officer new hire stock option, performance share and RSU awards is the 15th day of the month following the month of the employee's hire date, or the first trading day thereafter, unless the performance share program for the applicable fiscal year has not yet been adopted (in which case the performance share award and any accompanying RSU award will be granted when the program is adopted).

Because the grant dates are pre-established, the timing of the release of material nonpublic information does not affect the grant dates for equity awards, and Adobe does not time the release of material nonpublic information based on equity award grant dates.

Our Executive Compensation Committee approves all grants made to our executive officers at an in-person or telephonic meeting on or before the grant date. The Executive Compensation Committee also has the authority to approve non-executive officer stock option, performance share and RSU awards on or before the grant date. Our Board has also delegated to a Management Committee for Employee Equity Awards the authority to approve stock option, performance share and RSU awards to non-executive officer employees in accordance with the granting guidelines described above. Pursuant to its charter, the Executive Compensation Committee has the authority to establish the terms and conditions of our equity awards; therefore, the Executive Compensation Committee may make exceptions to Adobe's granting guidelines.

All stock option awards are granted with an exercise price equal to or greater than (in some instances for awards outside the United States) the fair market value of the underlying stock on the effective grant date or, in accordance with the terms of our approved equity plans, the fair market value of the underlying stock on the date prior to the effective grant date, if an award is granted on a non-trading day.

*Effect of Retirement, Death and Disability on Equity Compensation Awards*

The terms and conditions of our stock option and RSU awards provide that if a recipient's employment is terminated due to death or disability, the recipient will be given credit for an additional 12 months of service, resulting in vesting for the applicable award accelerating by 12 months. In addition, our U.S. and certain other stock option agreements provide that if a recipient's employment terminates on or after age 65, the individual will be given credit for an additional 12 months of service, resulting in vesting for the applicable award accelerating by 12 months. The terms and conditions of our performance share awards provide that if a recipient's employment is terminated due to death or disability before certification of the performance goals, the recipient will receive a pro-rated target award based on the number of months of service provided during the performance period. If a recipient's employment is terminated due to death or disability after certification of the performance goals, the recipient will receive accelerated vesting of the actual award equal to the percentage amount scheduled to vest on the next annual vesting date for each award.

## Outstanding Equity Awards at 2010 Fiscal Year End

The following table sets forth information regarding outstanding equity awards as of December 3, 2010 for each NEO. All vesting is contingent upon continued employment with Adobe. Market values and payout values in this table are calculated based on the closing market price of our common stock as reported on NASDAQ on December 3, 2010, which was $29.14 per share.

| | Option Awards[1] | | | | Stock Awards | | | |
|---|---|---|---|---|---|---|---|---|
| Name | Number of Securities Underlying Unexercised Options (#) Exercisable | Number of Securities Underlying Unexercised Options (#) Unexercisable | Option Exercise Price ($) | Option Expiration Date | Number of Shares or Units of Stock That Have Not Vested (#) | Market Value of Shares or Units of Stock That Have Not Vested ($) | Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[2] (#) | Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) |
| Shantanu Narayen . . . | 377,742 | — | 29.12 | 1/14/2012 | — | — | — | — |
| | 200,000 | — | 32.42 | 5/24/2012 | — | — | — | — |
| | 200,000 | — | 39.39 | 2/2/2013 | — | — | — | — |
| | 215,624 | 9,376[3] | 39.69 | 1/24/2014 | — | — | — | — |
| | 189,833 | 78,167[4] | 34.64 | 1/24/2015 | — | — | — | — |
| | — | — | — | — | 12,500[5] | 364,250 | — | — |
| | — | 603,000[6] | 34.64 | 1/24/2015 | — | — | — | — |
| | — | — | — | — | 53,320[7] | 1,553,745 | — | — |
| | — | — | — | — | 64,000[8] | 1,864,960 | — | — |
| | 130,761 | 154,539[9] | 19.93 | 1/26/2016 | — | — | — | — |
| | — | — | — | — | 35,662[10] | 1,039,191 | — | — |
| | 60,416 | 229,584[11] | 34.16 | 1/25/2017 | — | — | — | — |
| | — | — | — | — | — | — | 95,000 | 2,768,300 |
| | — | — | — | — | 95,000[12] | 2,768,300 | — | — |
| Mark Garrett . . . . . . | 257,811 | 17,189[13] | 39.25 | 2/15/2014 | — | — | — | — |
| | — | — | — | — | 3,750[14] | 109,275 | — | — |
| | 85,000 | 35,000[4] | 34.64 | 1/24/2015 | — | — | — | — |
| | — | — | — | — | 24,180[7] | 704,605 | — | — |
| | 58,023 | 68,577[9] | 19.93 | 1/26/2016 | — | — | — | — |
| | — | — | — | — | 15,825[10] | 461,141 | — | — |
| | 10,208 | 38,792[11] | 34.16 | 1/25/2017 | — | — | — | — |
| | — | — | — | — | 50,000[15] | 1,457,000 | — | — |
| | — | — | — | — | — | — | 16,000 | 466,240 |
| | — | — | — | — | 17,000[12] | 495,380 | — | — |
| Kevin Lynch . . . . . . . | 13,910 | — | 24.66 | 2/24/2015 | — | — | — | — |
| | 26,863 | — | 26.53 | 9/14/2015 | — | — | — | — |
| | 120,750 | — | 32.10 | 11/30/2015 | — | — | — | — |
| | 90,000 | — | 38.52 | 1/3/2013 | — | — | — | — |
| | 143,749 | 6,251[3] | 39.69 | 1/24/2014 | — | — | — | — |
| | 85,000 | 35,000[4] | 34.64 | 1/24/2015 | — | — | — | — |
| | — | — | — | — | 8,333[5] | 242,824 | — | — |
| | — | — | — | — | 24,180[7] | 704,605 | — | — |
| | 58,023 | 68,577[9] | 19.93 | 1/26/2016 | — | — | — | — |
| | — | — | — | — | 15,825[10] | 461,141 | — | — |
| | 10,208 | 38,792[11] | 34.16 | 1/25/2017 | — | — | — | — |
| | — | — | — | — | 50,000[15] | 1,457,000 | — | — |
| | — | — | — | — | — | — | 16,000 | 466,240 |
| | — | — | — | — | 17,000[12] | 495,380 | — | — |

| Name | Option Awards[1] | | | | Stock Awards | | | |
|---|---|---|---|---|---|---|---|---|
| | Number of Securities Underlying Unexercised Options (#) Exercisable | Number of Securities Underlying Unexercised Options (#) Unexercisable | Option Exercise Price ($) | Option Expiration Date | Number of Shares or Units of Stock That Have Not Vested (#) | Market Value of Shares or Units of Stock That Have Not Vested ($) | Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[2] (#) | Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) |
| Robert Tarkoff | 218,750 | 31,250[16] | 41.37 | 5/15/2014 | — | — | — | — |
| | — | — | — | — | 3,750[17] | 109,275 | — | — |
| | 66,582 | 27,418[4] | 34.64 | 1/24/2015 | — | — | — | — |
| | — | — | — | — | 18,600[7] | 542,004 | — | — |
| | 15,373 | 53,627[9] | 19.93 | 1/26/2016 | — | — | — | — |
| | — | — | — | — | 12,375[10] | 360,608 | — | — |
| | 8,332 | 31,668[11] | 34.16 | 1/25/2017 | — | — | — | — |
| | — | — | — | — | 50,000[15] | 1,457,000 | — | — |
| | — | — | — | — | — | — | 13,000 | 378,820 |
| | — | — | — | — | 14,000[12] | 407,960 | — | — |
| Matthew Thompson | 239,582 | 10,418[18] | 40.05 | 1/16/2014 | — | — | — | — |
| | 66,581 | 27,419[4] | 34.64 | 1/24/2015 | — | — | — | — |
| | — | — | — | — | 3,750[5] | 109,275 | — | — |
| | — | — | — | — | 18,600[7] | 542,004 | — | — |
| | 45,374 | 53,626[9] | 19.93 | 1/26/2016 | — | — | — | — |
| | — | — | — | — | 12,375[10] | 360,608 | — | — |
| | 8,958 | 34,042[11] | 34.16 | 1/25/2017 | — | — | — | — |
| | — | — | — | — | 50,000[15] | 1,457,000 | — | — |
| | — | — | — | — | — | — | 14,000 | 407,960 |
| | — | — | — | — | 15,000[12] | 437,100 | — | — |
| Joshua James[19] | 121,668 | — | 12.33 | 3/28/2016 | — | — | — | — |
| | 103,157 | — | 21.02 | 6/15/2016 | — | — | — | — |
| | 280,986 | — | 21.02 | 6/15/2016 | — | — | — | — |
| | 70,471 | — | 18.38 | 2/26/2019 | — | — | — | — |

(1) All stock option awards were granted pursuant to our 2003 Plan, except certain stock option grants to Messrs. Lynch and James. Mr. Lynch's grants for 13,910, 26,863 and 120,750 shares were made pursuant to the Macromedia, Inc. 2002 Equity Incentive Plan. Mr. James's grants were made pursuant to the Omniture, Inc. 2006 and Omniture, Inc. 1999 Equity Incentive Plans. Mr. James's other stock option awards were canceled after he resigned from Adobe in July 2010.

(2) These amounts represent the target number of shares that could have been earned under our 2010 Performance Share Program. The performance period ended at the end of fiscal year 2010, and certification was completed on January 24, 2011. The first ⅓ of the performance shares earned vested on January 25, 2011, the first anniversary of the grant date, and the remaining ⅔ of the shares earned is subject to annual time-based vesting over the two years after the grant date. Shares fully vest on January 25, 2013. See the table "Equity Awards during Fiscal Year 2010" in the "Compensation Discussion and Analysis" for actual achievement amounts. The following table represents the maximum amounts that could have been earned under the 2010 Performance Share Program:

| Name | Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) | Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) |
|---|---|---|
| Shantanu Narayen | 142,500 | 4,152,450 |
| Mark Garrett | 24,000 | 699,360 |
| Kevin Lynch | 24,000 | 699,360 |
| Robert Tarkoff | 19,500 | 568,230 |
| Matthew Thompson | 21,000 | 611,940 |

[3] Four-year vesting in equal monthly installments. Shares fully vested on January 24, 2011.

[4] Four-year vesting in equal monthly installments. Shares fully vest on January 24, 2012.

[5] These amounts represent awards actually earned under our 2007 Performance Share Program. Four-year vesting with 25% vesting on each anniversary of the grant date. Shares fully vested on January 24, 2011.

[6] Four-year vesting with ⅓ vesting on the third anniversary of the grant date and ⅔ vesting on the fourth anniversary of the grant date. Shares fully vest on January 24, 2012.

[7] These amounts represent awards actually earned under our 2008 Performance Share Program. Four-year vesting with 25% vesting in fiscal year 2009 upon certification, and then 25% vesting per year on each anniversary of the grant date. Shares fully vest on January 24, 2012.

[8] RSUs granted pursuant to our 2003 Plan. Five-year vesting with 50% vesting on the fourth anniversary of the grant date and 50% vesting on the fifth anniversary of the grant date. Shares fully vest on January 24, 2013.

[9] Four-year vesting in equal monthly installments. Shares fully vest on January 26, 2013.

[10] RSUs granted pursuant to our 2003 Plan. Four-year vesting with 25% vesting on each anniversary of the grant date. Shares fully vest on January 26, 2013.

[11] Four-year vesting in equal monthly installments. Shares fully vest on January 25, 2014.

[12] RSUs granted pursuant to our 2003 Plan. Four-year vesting with 25% vesting on each anniversary of the grant date. Shares fully vest on January 25, 2014.

[13] Four-year vesting with 25% vesting on the first anniversary of the grant date and equal monthly vesting thereafter. Shares fully vested on February 15, 2011.

[14] These amounts represent awards actually earned under our 2007 Performance Share Program. Four-year vesting with 25% vesting on each anniversary of the grant date. Shares fully vested on February 7, 2011.

[15] RSUs granted pursuant to our 2003 Plan. Four-year vesting with 50% vesting on the second anniversary of the grant date and 25% vesting on the third and fourth anniversaries of the grant date. Shares fully vest on January 25, 2014.

[16] Four-year vesting with 25% vesting on the first anniversary of the grant date and equal monthly vesting thereafter. Shares fully vest on May 15, 2011.

[17] These amounts represent awards actually earned under our 2007 Performance Share Program. Four-year vesting with 25% vesting on each anniversary of the grant date. Shares fully vest on May 15, 2011.

[18] Four-year vesting with 25% vesting on the first anniversary of the grant date and equal monthly vesting thereafter. Shares fully vested on January 16, 2011.

[19] As a result of Mr. James's resignation of employment as of July 30, 2010, certain of his options were accelerated per the terms of his Confidential Resignation Agreement and General Release of Claims. See "Change of Control and Termination—Omniture Employment Agreement, Change of Control and Resignation Agreement" below for more information regarding Mr. James's resignation agreement.

## Option Exercises and Stock Vested in Fiscal Year 2010

The following table sets forth information regarding each exercise of stock options and the vesting during fiscal year 2010 of time-based stock-settled RSUs, and performance-based stock-settled RSUs granted under our 2007 and 2008 Performance Share Programs for each of the NEOs, on an aggregate basis. The value realized on the exercise of option awards is calculated as follows (i) if the exercise involves a sale of some or all of the exercised shares, the difference between the actual price at which the exercised shares were sold and the exercise price of the options; or (ii) in all other cases, the difference between the closing market price of our common stock as reported on NASDAQ on the date of exercise and the exercise price of the options. The value realized on vesting of stock awards represents the closing market price of our common stock as reported on NASDAQ on the vesting date of the stock-settled RSUs.

| | Option Awards | | Stock Awards | |
|---|---|---|---|---|
| Name | Number of Shares Acquired on Exercise (#) | Value Realized on Exercise ($) | Number of Shares Acquired on Vesting (#) | Value Realized on Vesting ($) |
| Shantanu Narayen | — | — | 51,048 | 1,749,800 |
| Mark Garrett | — | — | 21,115 | 717,575 |
| Kevin Lynch | — | — | 25,698 | 881,176 |
| Robert Tarkoff | 30,000 | 371,788 | 17,175 | 586,187 |
| Matthew Thompson | — | — | 17,175 | 588,662 |
| Joshua James | — | — | 12,249 | 357,303 |

## Nonqualified Deferred Compensation

Under the terms of our Deferred Compensation Plan, eligible employees, including each of the NEOs, and directors may elect to defer the receipt of a portion of cash and equity compensation they would otherwise have received when earned. Amounts deferred under the Deferred Compensation Plan are deemed invested in the investment funds selected by the participant from the same fund options as available under the Adobe 401(k) Plan, except that the individually directed brokerage account feature and the Retirement Savings Trust are not available under the Deferred Compensation Plan. Participants can make changes in the allocations of their deferred compensation among these funds in generally the same manner and on generally the same terms as our 401(k) Plan. Deferrals are adjusted for earnings and losses in the deemed investments. We do not contribute to the Deferred Compensation Plan on behalf of our employees, or match the deferrals made by participants, with the exception of situations in which an election to defer under the Deferred Compensation Plan would prevent a participant from receiving the full 401(k) company match as described in the "Compensation Discussion and Analysis—Retirement and Deferred Compensation Plan Benefits" section of this proxy statement. In those situations, we make a contribution to the Deferred Compensation Plan equal to the foregone 401(k) company match. No such contribution was made in fiscal year 2010. As a result, amounts payable under the Deferred Compensation Plan generally are entirely determined by participant contributions and fund elections.

Employee participants in the Deferred Compensation Plan may elect to contribute 1% to 75% of their base salary and 1% to 100% of other specified compensation, including commissions and bonuses. Participants may also contribute 100% per vesting tranche of their RSU and performance share awards. Participants elect the payment of benefits to begin on a specified date at least three years in the future in the form of a lump sum or annual installments of 5, 10 or 15 years. Upon termination of a participant's employment with Adobe, the participant will receive a distribution in the form of a lump sum payment. Each participant shall elect whether to keep his or her account balance in the Deferred Compensation Plan or to receive a lump sum distribution upon a change of control. In addition, if a participant experiences an unforeseeable emergency during the deferral period, the participant may petition to receive a partial or full payout from the Deferred Compensation Plan. All distributions are made in cash, except that deferred RSUs and performance shares are settled in Adobe stock.

No NEOs participated in, or had an accrued balance under, the Deferred Compensation Plan in fiscal year 2010.

## Change of Control and Termination

Each of the NEOs (except Mr. James, who is no longer an employee) is eligible to receive severance benefits in the event of certain terminations of employment upon or after a change of control of Adobe, pursuant to the terms of our Executive Severance Plan or, in the case of our Chief Executive Officer, his individual Retention Agreement. Mr. Narayen would need to waive all benefits under his Retention Agreement to receive any benefits under the Executive Severance Plan.

Pursuant to the terms of our Executive Severance Plan and Mr. Narayen's Retention Agreement, a "change of control" of Adobe is generally defined as one of the following:

- a person or entity becomes the beneficial owner of Adobe securities representing 30% or more of the combined voting power of our then outstanding securities entitled to vote in the election of directors;
- during any period of two consecutive years, a majority of our directors who were nominated by a vote of at least ¾ of the directors in office at the beginning of the period cease to be directors;
- as a result of a reorganization, merger, consolidation or other corporate transaction involving Adobe, our stockholders immediately prior to the transaction do not retain ownership of more than 50% of the combined voting power of Adobe or resulting entity;
- all or substantially all of our assets are sold, liquidated or distributed; or
- a "change of control" or a "change in the effective control" of Adobe within the meaning of Section 280G of the Code occurs.

### Executive Severance Plan

Pursuant to the Executive Severance Plan, if there is a qualifying change of control of Adobe, and within two years following the change of control, Messrs. Garrett, Lynch, Tarkoff or Thompson experiences a separation from service as a result of Adobe (or any successor) terminating the executive officer's employment without cause, or as a result of his disability, or if he resigns for good reason, the executive officer would be eligible to receive:

- 24 months of salary and bonus plus one month of salary and bonus per year of service up to an additional 12 months;
- COBRA premiums for the eligible executive and covered dependents until the earlier of (i) the last month in which the executive and his covered dependents are eligible for and enrolled in COBRA coverage and (ii) 24 months plus the number of years of service with Adobe (up to a maximum of 12); and
- accelerated vesting of all outstanding equity awards (to the extent credited, for performance shares).

In the event that any amount under the Executive Severance Plan would constitute an excess parachute payment within the meaning of Section 280G of the Code, the amounts payable will not exceed the amount which produces the greatest after-tax benefit to the affected individual. All of the benefits under the Retention Agreement are conditioned upon the executive officer signing a release of claims. The Executive Severance Plan expires on December 12, 2011, unless extended by Adobe or unless a change of control occurs prior thereto, in which case the Executive Severance Plan will terminate following the later of the date which is at least two years after the occurrence of a change of control or the payment of all severance benefits due under the Executive Severance Plan.

**Chief Executive Officer Retention Agreement**

Effective January 12, 1998, Adobe entered into a Retention Agreement with Mr. Narayen, which was amended effective February 11, 2008, based on his promotion to Chief Executive Officer, and on December 17, 2010 in order to clarify the manner of compliance with, or exemption from, Section 409A of the Code, in light of updates to, and interpretations of, applicable tax regulations.

Pursuant to his Retention Agreement, if there is a qualifying change of control of Adobe, and within two years following the change of control Mr. Narayen experiences a separation from service as a result of Adobe (or any successor) terminating his employment without cause, or as a result of his disability, or if he resigns for good reason, Mr. Narayen would be eligible to receive:

- 36 months of salary and bonus; and
- COBRA premiums for him and covered dependents until the earlier of (i) the last month in which the executive and his covered dependents are eligible for and enrolled in COBRA coverage and (ii) 36 months.

Upon a change of control, regardless of whether his employment is terminated, Mr. Narayen would be eligible to receive:

- accelerated vesting of all outstanding equity awards (to the extent credited, for performance shares).

In the event that any amount under Mr. Narayen's Retention Agreement would constitute an "excess parachute payment" within the meaning of Section 280G of the Code, the amounts payable will not exceed the amount which produces the greatest after-tax benefit to Mr. Narayen. All benefits provided under the Retention Agreement are conditioned upon his signing a release of claims. The Retention Agreement has no expiration date.

**Performance Share Programs**

Pursuant to our Performance Share Programs, in the event of a change of control prior to the certification date, there will be an automatic crediting to the NEO of a pro-rated (based on time elapsed during the performance period) target award immediately prior to the date of the change of control, but the applicable time-based service vesting requirements will continue to apply. The Executive Severance Plan and Mr. Narayen's Retention Agreement may provide for acceleration of some or all of the awards held by the NEOs, as described above.

**Omniture Employment Agreement, Change of Control and Resignation Agreement**

In connection with our acquisition of Omniture, we entered into an at-will employment agreement with Mr. James, Omniture's former Chief Executive Officer, on September 15, 2009. The agreement was negotiated as a replacement and amendment of Mr. James's existing employment and change of control agreements with Omniture. We agreed to employ Mr. James as a Senior Vice President with an annual base salary of $480,000 and an annual target cash incentive of 75% of his base salary, subject to the terms of our Executive Bonus Plan. Mr. James also received a grant of 500,000 stock options, 200,000 shares of which would vest and become exercisable on the second anniversary of the grant date, and the remainder of which would vest monthly thereafter and be fully vested on the fourth anniversary of the grant date; a grant of 50,000 RSUs, which would vest 25% annually over four years following the grant date; and a retention grant of 75,000 RSUs (the "Additional RSUs"), which would vest 50% annually over two years following the grant date. All equity vesting was subject to Mr. James's continued employment with us. These new equity grants were not subject to accelerated vesting under his Omniture change of control agreement, except that, in the event that he would have been entitled to accelerated vesting of his other equity granted by Omniture under his Omniture change of control agreement (even if the agreement had terminated), his Additional RSUs would immediately vest on a pro rata basis, based on the number of completed months of employment by Mr. James with Adobe.

In addition, under the employment agreement, 25% of certain outstanding Omniture stock options and restricted stock units held by Mr. James that would have vested as of the closing date of the Omniture acquisition under his pre-existing Omniture agreements would remain unvested and would instead vest and become exercisable one year after the closing date, subject to Mr. James's continued employment with Adobe. If Mr. James's employment with us ended before the one year period was complete, for any reason other than termination for cause by Adobe or termination for other than good reason by Mr. James (each as defined in the agreement), those shares would immediately vest upon his termination. In addition, Mr. James's existing change of control agreement with Omniture would remain in effect for one year after the closing date, through October 23, 2010, governing the treatment of equity issued by Omniture and assumed by Adobe, as well as his eligibility to receive severance under certain circumstances upon his termination from Adobe during this period. Under the terms of the Omniture change of control agreement, Mr. James would have been entitled to certain severance benefits in the event he resigned for good reason, was terminated from employment other than for cause, or died or became disabled (each as defined in the Omniture change of control agreement) in connection with a qualifying change of control.

Effective as of July 30, 2010, Mr. James resigned from his position with us as Senior Vice President, Omniture Business Unit. In connection with his resignation, we entered into a Confidential Resignation Agreement and General Release of Claims with Mr. James, pursuant to which he received the following in lieu of the severance benefits provided by the Omniture change of control agreement and the Adobe employment agreement (collectively, the "Severance Benefits"):

- a lump sum severance payment of $1,680,000, subject to applicable withholding;
- COBRA premiums for him and covered dependents through January 31, 2012, or such earlier date that he becomes eligible to obtain other group health insurance;
- a lump sum transition bonus of $750,000, subject to applicable withholding;
- all outstanding, unvested stock options and RSUs issued by Omniture and assumed by Adobe vested in full and became exercisable, and the expiration date of such stock options (as well as all of his other vested options issued by Omniture and assumed by Adobe, according to the provisions of his Omniture change of control agreement) became the 5th anniversary of his resignation date (July 30, 2015);
- a payment to cover excise taxes pursuant to Section 280G of the Code and the "gross up" of such taxes related to the Severance Benefits in accordance with the provisions set forth in the Omniture change of control agreement, which amount was ultimately determined to be $1,481,349; and
- coverage under Adobe's directors' and officers' liability insurance policy for former executives until July 30, 2016.

All equity issued to Mr. James upon his initial employment with Adobe and his annual equity awards made by Adobe in January 2010 were canceled. Mr. James's receipt of the Severance Benefits was subject to his execution of a general release of claims in favor of Adobe and to his continued compliance with his non-competition, no-hire, non-solicitation and other continuing agreements with Adobe. Mr. James's non-competition, no-hire and non-solicitation covenants obligate him for 24 months after his termination.

### Potential Payments upon Termination and/or a Change of Control

The following table sets forth the estimated potential payments and benefits payable to each NEO in the event of a termination of employment and/or a change of control of Adobe ("COC"), as if such termination or COC event had occurred on December 3, 2010, the last day of fiscal year 2010, except that with respect to Mr. James, the actual payments and the benefits resulting from his July 30, 2010 resignation, valued as of that date, are included. The value of the stock awards is based on the closing market price of our common stock as reported on NASDAQ on December 3, 2010, which was $29.14 per share, except for Mr. James's awards, which are based on $28.72 per share, which was the closing market price of our common stock as reported on NASDAQ on July 30, 2010, the date of Mr. James's resignation. Each NEO must sign a release of claims to receive any of the benefits below except those for Death/Disability, COC Only (continued employment), or COC Only/Equity Not Assumed or Substituted.

| Triggering Event[1] | Target Bonus[2] ($) | Lump Sum Severance ($) | Accelerated Stock Options[3] ($) | Accelerated Performance Awards[4] ($) | Accelerated Restricted Stock Units ($) | Cont. Health Insurance Coverage (present value)[5] ($) | Total[6] ($) |
|---|---|---|---|---|---|---|---|
| **Shantanu Narayen** | | | | | | | |
| Death/Disability[7] | — | — | 656,903 | 2,063,889 | 1,038,477 | — | 3,759,269 |
| Voluntary Termination/Involuntary Termination with Cause | — | — | — | — | — | — | — |
| Involuntary Termination Without Cause/Resignation for Good Reason | — | — | — | — | — | — | — |
| Involuntary Termination/Resignation for Good Reason upon COC[8] | 1,125,000 | 6,075,000 | 1,423,286 | 4,686,295 | 5,672,451 | 37,381 | 19,019,413 |
| COC Only (continued employment)[9] | — | — | 1,423,286 | 4,686,295 | 5,672,451 | — | 11,782,032 |
| COC Only/Equity Not Assumed or Substituted[10] | — | — | 1,423,286 | 4,686,295 | 5,672,451 | — | 11,782,032 |
| **Mark Garrett** | | | | | | | |
| Death/Disability[7] | — | — | 291,497 | 616,991 | 277,559 | — | 1,186,047 |
| Voluntary Termination/Involuntary Termination with Cause | — | — | — | — | — | — | — |
| Involuntary Termination Without Cause/Resignation for Good Reason | — | — | — | — | — | — | — |
| Involuntary Termination/Resignation for Good Reason upon COC[8] | 550,000 | 2,475,000 | 631,576 | 1,280,120 | 2,413,521 | 37,381 | 7,387,598 |
| COC Only (continued employment)[9] | — | — | — | — | — | — | — |
| COC Only/Equity Not Assumed or Substituted[10] | — | — | 631,576 | 1,280,120 | 2,413,521 | — | 4,325,217 |
| **Kevin Lynch** | | | | | | | |
| Death/Disability[7] | — | — | 291,497 | 750,540 | 277,559 | — | 1,319,596 |
| Voluntary Termination/Involuntary Termination with Cause | — | — | — | — | — | — | — |
| Involuntary Termination Without Cause/Resignation for Good Reason | — | — | — | — | — | — | — |
| Involuntary Termination/Resignation for Good Reason upon COC[8] | 330,000 | 2,310,000 | 631,576 | 1,413,669 | 2,413,521 | 30,034 | 7,128,800 |
| COC Only (continued employment)[9] | — | — | — | — | — | — | — |
| COC Only/Equity Not Assumed or Substituted[10] | — | — | 631,576 | 1,413,669 | 2,413,521 | — | 4,458,766 |
| **Robert Tarkoff** | | | | | | | |
| Death/Disability[7] | — | — | 227,948 | 506,550 | 222,193 | — | 956,691 |
| Voluntary Termination/Involuntary Termination with Cause | — | — | — | — | — | — | — |
| Involuntary Termination Without Cause/Resignation for Good Reason | — | — | — | — | — | — | — |
| Involuntary Termination/Resignation for Good Reason upon COC[8] | 345,000 | 1,811,250 | 493,886 | 1,030,099 | 2,225,568 | 37,381 | 5,943,184 |
| COC Only (continued employment)[9] | — | — | — | — | — | — | — |
| COC Only/Equity Not Assumed or Substituted[10] | — | — | 493,886 | 1,030,099 | 2,225,568 | — | 3,749,553 |
| **Matthew Thompson** | | | | | | | |
| Death/Disability[7] | — | — | 227,948 | 516,264 | 229,478 | — | 973,690 |
| Voluntary Termination/Involuntary Termination with Cause | — | — | — | — | — | — | — |
| Involuntary Termination Without Cause/Resignation for Good Reason | — | — | — | — | — | — | — |
| Involuntary Termination/Resignation for Good Reason upon COC[8] | 500,000 | 2,250,000 | 493,886 | 1,059,239 | 2,254,708 | 36,990 | 6,594,823 |
| COC Only (continued employment)[9] | — | — | — | — | — | — | — |
| COC Only/Equity Not Assumed or Substituted[10] | — | — | 493,886 | 1,059,239 | 2,254,708 | — | 3,807,833 |
| **Joshua James[11]** | | | | | | | |
| Voluntary Termination/Involuntary Termination with Cause | — | 3,911,349[12] | 5,680,710 | — | 351,791 | 34,729 | 9,978,579 |

(1) Adobe's standard form of U.S. stock option agreement under our 2003 Plan provides for the acceleration of 12 months of vesting in the event the individual is age 65 or older upon termination of employment; however, the table does not reflect this retirement vesting because none of the NEOs is at least age 65.

(2) This amount represents the fiscal year 2010 target annual cash incentive opportunity under the Executive Bonus Plan calculated according to its terms, based on the then-current base salary of the NEO (not the actual amount of salary earned during the fiscal year). This amount is pro-rated for the elapsed time in the current incentive period, assuming that all performance targets are met; therefore, the amount reported is 100% of the target annual cash incentive opportunity. See the column titled "Non-Equity Incentive Plan Compensation" in the "Summary Compensation Table" for actual fiscal year 2010 bonuses earned by the NEOs.

(3) This amount is calculated by aggregating the sums determined by multiplying, for each award, (i) the number of accelerated stock options, times (ii) the difference between (a) the closing price per share ($29.14) of our common stock on December 3, 2010, except for Mr. James's awards, which use the closing price per share ($28.72) on July 30, 2010, the date of Mr. James's resignation, and (b) the option exercise price per share.

(4) This amount includes pro-rated shares under the 2010 Performance Share Program based on the elapsed time in the performance period; because the performance period ended on December 3, 2010, but was not yet certified, the amount reported is based on 100% of the target award amount.

(5) Amounts reported represent the present value of 18 months of COBRA payments with an estimated 5% premium increase every 12 months. The present value is calculated by using 120% of the short-term applicable federal rate of 0.38%, except for Mr. James whose short-term applicable federal rate of 0.73% was based upon his departure date.

(6) In accordance with the terms of the Executive Severance Plan and Mr. Narayen's Retention Agreement, all of the benefits in this table are subject to a reduction in the event the amounts payable would constitute an excess parachute payment within the meaning of Section 280G of the Code, to the extent the amounts payable do not exceed the amount which produces the greatest after-tax benefit to the NEOs. No reduction applied for any of the NEOs in the table above.

(7) For an explanation of benefits to be received by our NEOs as a result of death or disability, see "Compensation Discussion and Analysis—Effect of Retirement, Death and Disability on Equity Compensation Awards" above.

(8) For an explanation of benefits received by our NEOs as a result of an involuntary termination or resignation for good reason upon a COC, see "Change of Control and Termination" above.

(9) Assumes that all equity awards were assumed or substituted by the hypothetical acquiring company. No benefits are payable to the NEOs pursuant to the terms of the Executive Severance Plan and there is no accelerated vesting pursuant to the terms of the applicable equity award agreements if the NEOs' employment continues after a COC; however, Mr. Narayen's Retention Agreement provides that all outstanding equity awards (to the extent credited, for performance shares) accelerate and are immediately exercisable and vested in full upon a COC, regardless of whether his employment is terminated.

(10) Assumes that equity awards were not assumed or substituted by the hypothetical acquiring company. Pursuant to the terms of the applicable equity plans generally, any unexercised and/or unvested portions of any outstanding equity awards that are not assumed or substituted by the acquiring company are immediately exercisable and vested in full as of the date immediately prior to the effective date of the COC.

(11) Mr. James joined Adobe in connection with our acquisition of Omniture in October 2009 and resigned from his employment with us effective July 30, 2010. In accordance with SEC rules, we are only providing information with respect to payments actually received by Mr. James as a result of his departure from Adobe.

(12) Total bonus paid to Mr. James comprises the following: $1,680,000 lump sum severance payment, $750,000 lump sum transition bonus, $1,481,349 lump sum payment to cover excise taxes pursuant to Section 280G of the Code and the "gross up" of such taxes related to the Severance Benefits in accordance with the provision set forth in the Omniture change of control agreement.

## DIRECTOR COMPENSATION

The following table sets forth certain information with respect to compensation awarded to, paid to or earned by each of Adobe's non-employee directors during fiscal year 2010.

| Name | Fees Earned or Paid in Cash[1][2][3] ($) | Stock Awards[4][5][6] ($) | Option Awards[5][7][8] ($) | Total ($) |
|---|---|---|---|---|
| Charles M. Geschke | 100,000 | 201,094 | — | 301,094 |
| John E. Warnock | 100,000 | 201,094 | — | 301,094 |
| Edward W. Barnholt | 80,000 | 201,094 | — | 281,094 |
| Robert K. Burgess | 50,000 | 201,094 | — | 251,094 |
| Michael R. Cannon | 70,000 | 201,094 | — | 271,094 |
| James E. Daley | 97,500 | — | 186,705 | 284,205 |
| Carol Mills | 87,500 | 201,094 | — | 288,594 |
| Daniel Rosensweig | 65,000 | 201,094 | — | 266,094 |
| Robert Sedgewick | 70,000 | 201,094 | — | 271,094 |

(1) Director fees were paid at the end of the quarter for which services were provided.

(2) The following table provides a breakdown of the annual retainers and committee fees earned or paid in cash:

| Name | Annual Board Retainers ($) | Audit Committee Fees ($) | Executive Compensation Committee Fees ($) | Nominating and Governance Committee Fees ($) | Total ($) |
|---|---|---|---|---|---|
| Dr. Geschke | 100,000* | — | — | — | 100,000 |
| Dr. Warnock | 100,000* | — | — | — | 100,000 |
| Mr. Barnholt | 50,000 | — | 15,000 | 15,000 | 80,000 |
| Mr. Burgess | 50,000 | — | — | — | 50,000 |
| Mr. Cannon | 50,000 | 20,000 | — | — | 70,000 |
| Mr. Daley | 50,000 | 40,000 | — | 7,500 | 97,500 |
| Ms. Mills | 50,000 | — | 30,000 | 7,500 | 87,500 |
| Mr. Rosensweig | 50,000 | — | 15,000 | — | 65,000 |
| Dr. Sedgewick | 50,000 | 20,000 | — | — | 70,000 |

* Includes $50,000 annual Board member fee and $50,000 annual Board Chair fee.

(3) Messrs. Cannon and Daley each deferred all cash fees pursuant to Adobe's Deferred Compensation Plan. For more information on this plan, see "Deferred Compensation Plan" below.

(4) These amounts do not reflect the actual economic value realized by the director for these awards. In accordance with SEC rules, this column reflects awards of 5,946 RSUs for each director as noted in the table in fiscal year 2010 with a grant date fair value of $33.82 per share, disregarding estimates of forfeitures related to service-based vesting conditions. For the assumptions and methodology used to calculate these amounts, please see Part II, Item 8 "Financial Statements and Supplementary Data" of our 2010 Annual Report on Form 10-K and the Notes to Consolidated Financial Statements at Note 13, "Stock-based Compensation."

(5) On April 10, 2010, each non-employee director received a grant of stock options, RSUs or a 50% combination of each (as elected by each director in his or her discretion prior to the end of the

previous fiscal year), per the terms of the Board's Non-Employee Director Compensation Policy, as described below.

(6) At 2010 fiscal year end, each non-employee director held the following aggregate number of unvested RSUs:

| Name | Aggregate Shares Subject to Unvested RSUs (#) |
|---|---|
| Dr. Geschke | 5,946 |
| Dr. Warnock | 5,946 |
| Mr. Barnholt | 5,946 |
| Mr. Burgess | 5,946 |
| Mr. Cannon | 5,946 |
| Mr. Daley | — |
| Ms. Mills | 5,946 |
| Mr. Rosensweig | 16,098 |
| Dr. Sedgewick | 5,946 |

(7) These amounts do not reflect the actual economic value realized by the director for these awards. In accordance with SEC rules, this column reflects an award of 17,840 stock options in fiscal year 2010 with a grant date fair value of $10.47 per share, pursuant to the 2003 Plan, in accordance with applicable accounting guidance related to stock-based compensation, disregarding estimates of forfeitures related to service-based vesting conditions. For the methodology of how this amount is calculated, please see Part II, Item 8 "Financial Statements and Supplementary Data" of our 2010 and 2009 Annual Reports on Form 10-K and the Notes to Consolidated Financial Statements at Note 13, "Stock-based Compensation."

(8) At 2010 fiscal year end, each non-employee director held stock options, including vested and unvested options, to purchase the following aggregate number of shares of our common stock:

| Name | Aggregate Shares Subject to Outstanding Options (#) |
|---|---|
| Dr. Geschke | 156,887 |
| Dr. Warnock | 270,942 |
| Mr. Barnholt | 131,887 |
| Mr. Burgess | 131,887 |
| Mr. Cannon | 110,000 |
| Mr. Daley | 254,727 |
| Ms. Mills | 90,942 |
| Mr. Rosensweig | — |
| Dr. Sedgewick | 190,942 |

### Compensation Philosophy

The general policy of our Board is that compensation for non-employee directors should be a mix of cash and equity-based compensation to reward directors for a year of service in fulfilling their oversight responsibilities. Adobe does not compensate its management director (our Chief Executive Officer) for Board service in addition to his regular employee compensation. Each year, the Executive Compensation Committee evaluates the appropriate level and form of compensation for non-employee directors and recommends changes, if any, to the Board. The Executive Compensation Committee considers advice from Compensia, when appropriate. Our Board reviews the Executive Compensation Committee's recommendations and then determines the amount of director compensation.

**Fees Earned or Paid in Cash**

In fiscal year 2010, each non-employee director received an annual retainer of $50,000 (in addition, each Chairman of the Board received a Board Chair fee of $50,000) plus committee fees for each committee on which he or she served, as follows:

| Committee | Chair ($) | Members ($) |
|---|---|---|
| Audit | 40,000 | 20,000 |
| Executive Compensation | 30,000 | 15,000 |
| Nominating and Governance | 15,000 | 7,500 |

Our Board retained the same levels of cash compensation for fiscal year 2011, except that the annual Board retainer was increased to $60,000.

**Equity Awards**

Our Board approved a 2010 Non-Employee Director Compensation Policy, effective November 28, 2009, which includes equity award grants to non-employee directors as follows:

- an initial grant of RSUs in an amount valued (based on the estimated value on the grant date) at $450,000 that is converted into a number of RSUs based on the average closing market price over the 30 calendar days ending the day prior to the grant date. The award vests 50% each year on the anniversary of the grant date over a two-year period. Directors receiving an initial grant will not be eligible to receive an annual grant until the second annual meeting of stockholders after joining the Board; directors who first join our Board upon being elected at an annual meeting of stockholders will receive the initial award and will also receive an annual award at the next annual meeting; and
- an annual grant of stock options, RSUs or a 50% combination of each (to be elected by each director in his or her discretion in the previous fiscal year), which vests 100% on the day immediately preceding our next annual meeting of stockholders. The annual award is valued at $210,000 (based on the estimated value on the date of grant), and is converted into a number of RSUs based on the average closing market price over the 30 calendar days ending the day prior to the grant date. If the director elects to receive the annual award partially or entirely in the form of stock options, the RSU award amount (either 50% or 100%, depending on the mix the director previously elected) is multiplied by three to determine the number of stock options.

Our Board retained the same equity compensation for fiscal year 2011, except that the value of the annual award was increased to $240,000.

All outstanding stock options granted to non-employee directors before November 28, 2008 vest and are exercisable at a rate of 25% on the day immediately preceding our annual stockholder meeting over a four-year period.

Non-employee directors may only exercise the stock options once they vest. Stock options are generally exercisable until not later than three months after termination of director status (except in the case of termination due to death or disability), but that period is extended for non-employee directors with at least four years of Board service to Adobe, to one year following termination of director status or the expiration date of the stock option, if earlier. If a non-employee director's service terminates due to death or disability, the director will be given credit for an additional 12 months of service for the vesting of both stock options and RSUs.

In the event of a change of control, any unvested portion of a non-employee director option shall become fully vested and exercisable 30 days prior to the transaction resulting in a change of control. If the stock option is not assumed or substituted by the acquiring company, it will terminate to the extent it is not exercised on or before the date of such a transaction. Any unvested portion of RSUs will become vested in full immediately prior to the effective date of a change of control.

In light of the pending retirement of Ms. Mills, who announced on January 14, 2011 that she would not be standing for re-election to the Board at the 2011 Annual Meeting of Stockholders, our Board has elected to accelerate all of her outstanding unvested stock options as of her last day of service (6,250 shares from the stock option granted in 2008) in recognition of her service to Adobe.

**Deferred Compensation Plan**

Our Deferred Compensation Plan allows non-employee directors to defer from 5% up to 100% of their cash compensation, which amounts are deemed invested in the investment funds selected by the director from the same fund options as generally available in Adobe's 401(k) Plan (other than the individual direct brokerage account and Retirement Savings Trust). Participants may also contribute 100% per vesting tranche of their RSU awards. Deferred Compensation Plan participants must elect irrevocably to receive the deferred funds on a specified date at least three years in the future in the form of a lump sum or annual installments over 5, 10 or 15 years. Messrs. Cannon and Daley participated in the Deferred Compensation Plan with respect to 100% of their respective retainers and committee fees for their services in fiscal year 2010. See "Executive Compensation—Nonqualified Deferred Compensation" in this proxy statement for more information regarding our Deferred Compensation Plan.

**Expenses**

We reimburse our directors for their travel and related expenses in connection with attending Board and committee meetings, as well as costs and expenses incurred in attending director education programs and other Adobe-related seminars and conferences.

**Other Benefits**

Non-employee directors are offered an opportunity to purchase certain Adobe health, dental, and vision insurance while serving as a Board member. Participating directors pay 100% of their own insurance premiums.

**Stock Ownership Guidelines**

We have adopted stock ownership guidelines for members of our Board. Under these guidelines, each non-employee director should hold 25% of the net shares acquired from Adobe until the total number of shares held by such non-employee director equals or exceeds 6,000 shares (increased from 5,000 shares effective October 8, 2010). Once achieved, this 6,000 share guideline should be maintained going forward. An "acquired share" includes shares of vested restricted stock, RSUs, performance shares, performance units and shares issued upon the exercise of vested options. "Net shares acquired" means acquired shares remaining after deducting acquired shares sold to cover the exercise price and withheld for taxes. Shares that count toward the minimum share ownership include shares owned outright or beneficially owned, shares acquired through the ESPP, vested restricted stock, vested RSUs, and shares issued upon the exercise of vested options, as well as vested performance shares or performance units deferred into our Deferred Compensation Plan. As of December 3, 2010, each of our non-employee directors was in compliance with these guidelines.

## COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The members of our Executive Compensation Committee for fiscal year 2010 were Ms. Mills and Messrs. Barnholt and Rosensweig. There are no members of our Executive Compensation Committee who were officers or employees of Adobe or any of our subsidiaries during fiscal year 2010. No members were formerly officers of Adobe or had any relationship otherwise requiring disclosure hereunder. During fiscal year 2010, no interlocking relationships existed between any of our executive officers or members of our Board or Executive Compensation Committee, on the one hand, and the executive officers or members of the board of directors or compensation committee of any other entity, on the other hand.

## TRANSACTIONS WITH RELATED PERSONS

### Review, Approval or Ratification of Transactions with Related Persons

Adobe's Code of Business Conduct requires that all employees and directors avoid conflicts of interests that interfere with the performance of their duties or are not in the best interests of Adobe.

In addition, pursuant to its written charter, the Nominating and Governance Committee considers and approves or disapproves any related person transaction as defined under Item 404 of Regulation S-K promulgated by the SEC, after examining each such transaction for potential conflicts of interest and other improprieties. The Nominating and Governance Committee has not adopted any specific written procedures for conducting such reviews and considers each transaction in light of the specific facts and circumstances presented.

### Transactions with Related Persons

Since the beginning of fiscal year 2010, there have not been any transactions, nor are there any currently proposed transactions, in which Adobe was or is to be a participant, the amount involved exceeded $120,000, and any related person had or will have a material direct or indirect interest.

## HOUSEHOLDING OF PROXY MATERIALS

We have adopted a procedure approved by the SEC known as "householding." This procedure allows multiple stockholders residing at the same address the convenience of receiving a single copy of our Notice, 2010 Annual Report and proxy materials, as applicable, unless we have received contrary instructions from one or more of the stockholders. This allows us to save money by reducing the number of documents we must print and mail, and helps reduce the environmental impact as well.

Householding is available to both registered stockholders and beneficial owners of shares held in street name.

### Registered Stockholders

If you are a registered stockholder and have consented to our mailing of proxy materials and other stockholder information to only one account in your household, as identified by you, we will deliver or mail a single copy of our Notice, 2010 Annual Report and proxy materials, as applicable, for all registered stockholders residing at the same address. Your consent will be perpetual unless you revoke it, which you may do at any time by contacting Broadridge Financial Solutions, Inc., either by calling 1-800-542-1061 (toll free), or by writing to Broadridge, Householding Department, 51 Mercedes Way , Edgewood, NY 11717. If you revoke your consent, we will begin sending you individual copies of future mailings of these documents within 30 days after we receive your revocation notice. If you received a householded mailing this year, and you would like to receive additional copies of our Notice, 2010

Annual Report and proxy materials, as applicable, mailed to you, please submit your request to Broadridge who will promptly deliver the requested copies.

Registered stockholders who have not consented to householding will continue to receive copies of our Notice, Annual Reports and proxy materials, as applicable, for each registered stockholder residing at the same address. As a registered stockholder, you may elect to participate in householding and receive only a single copy of annual reports or proxy statements for all registered stockholders residing at the same address by contacting Broadridge as outlined above.

### Street Name Holders

Stockholders who hold their shares through a brokerage may elect to participate in householding or revoke their consent to participate in householding by contacting their respective brokers.

## ANNUAL REPORT

**Accompanying this proxy statement is our Annual Report on Form 10-K for the fiscal year ended December 3, 2010. The 2010 Annual Report contains audited financial statements covering our fiscal years ended December 3, 2010, November 27, 2009 and November 28, 2008. Copies of our Annual Report on Form 10-K for the fiscal year ended December 3, 2010, as filed with the SEC, are available free of charge on our website at www.adobe.com/aboutadobe/invrelations or you can request a copy free of charge by calling 408-536-4700 or sending an email to adobe@kpcorp.com. Please include your contact information with the request.**

## IMPORTANT NOTICE REGARDING THE INTERNET AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING TO BE HELD ON APRIL 21, 2011

This proxy statement and our 2010 Annual Report on Form 10-K for the fiscal year ended December 3, 2010, as filed with the SEC, are available at http://materials.proxyvote.com/00724F.

## STOCKHOLDER PROPOSALS TO BE PRESENTED AT NEXT ANNUAL MEETING

Stockholder proposals may be included in our proxy statement for an annual meeting so long as they are provided to us on a timely basis and satisfy the other conditions set forth in SEC regulations under Rule 14a-8 regarding the inclusion of stockholder proposals in company-sponsored proxy materials. For a stockholder proposal to be considered for inclusion in our proxy statement for the annual meeting to be held in 2012, we must receive the proposal at our principal executive offices, addressed to the Secretary, no later than November 11, 2011. In addition, a stockholder proposal that is not intended for inclusion in our proxy statement under Rule 14a-8 may be brought before the 2012 annual meeting so long as we receive information and notice of the proposal in compliance with the requirements set forth in our Bylaws, addressed to the Secretary at our principal executive offices, not later than November 11, 2011 nor earlier than October 12, 2011.



Karen Cottle
*Senior Vice President, General Counsel & Secretary*

March 10, 2011
San Jose, California

# CERTIFICATE OF AMENDMENT
# TO
# RESTATED CERTIFICATE OF INCORPORATION
# OF
# ADOBE SYSTEMS INCORPORATED

**(a Delaware corporation)**

**ADOBE SYSTEMS INCORPORATED,** a corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:

**FIRST:** The name of this corporation is Adobe Systems Incorporated.

**SECOND:** The original Certificate of Incorporation of the corporation was filed with the Secretary of State of Delaware on May 9, 1997, and the original name of the corporation was Adobe Systems (Delaware) Incorporated.

**THIRD:** The Board of Directors of the corporation, acting in accordance with Section 242 of the General Corporation Law of the State of Delaware, adopted resolutions to amend Section 2 of Paragraph A of Article V of the Restated Certificate of Incorporation of the corporation to read in its entirety as follows:

"(2) Subject to the other provisions of this paragraph, the Board of Directors is and shall remain divided into two classes until the 2013 Annual Meeting of Stockholders, with the directors in each class serving for a term expiring at the second annual meeting of stockholders held after their election. Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, the terms of the members of the Board of Directors shall initially be as follows: (i) at the 2012 Annual Meeting of Stockholders, the directors whose terms expire at that meeting or such directors' successors shall be elected to hold office for a term expiring at the 2013 Annual Meeting of Stockholders; and (ii) at the 2013 Annual Meeting of Stockholders and at each annual meeting of stockholders thereafter, all directors shall be elected to hold office for a term expiring at the next annual meeting of stockholders. The classification of the Board of Directors shall terminate at the 2013 Annual Meeting of Stockholders and all directors shall be elected in accordance with clause (ii) above.

Notwithstanding the foregoing provisions of this Article, each director shall serve until his successor is duly elected and qualified or until his earlier death, resignation or removal. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director."

**FOURTH:** Thereafter pursuant to a resolution of the Board of Directors this Certificate of Amendment was submitted to the stockholders of the corporation for their approval, and was duly adopted in accordance with the provisions of the corporation's Restated Certificate of Incorporation and Section 242 of the General Corporation Law of the State of Delaware.

**FIFTH:** All other provisions of the Restated Certificate of Incorporation shall remain in full force and effect.

**IN WITNESS WHEREOF, ADOBE SYSTEMS INCORPORATED** has caused this Certificate of Amendment to be signed by its President and Chief Executive Officer and attested to by its Secretary in San Jose, California this day of , 2011.

________________________________________

Shantanu Narayen
*President and Chief Executive Officer*

ATTEST:

________________________________________

Karen O. Cottle
*Senior Vice President, General Counsel and Secretary*



Adobe
345 Park Avenue
San Jose, CA 95110-2704
Phone 408 536.6000
Fax 408 537.6000

## To our stockholders:

In 2010, as the greater economy seemed to finally turn the corner towards recovery, Adobe delivered an outstanding year, reporting record growth and strong performance across all our businesses.

The year's highlights included the release of Creative Suite® 5, Acrobat X, and the new Digital Publishing Suite. We also delivered Adobe Flash® Player 10.1, a landmark release that not only achieved the fastest adoption on PCs to date, but also extended the Flash Player technology to a broader range of mobile phones, TVs, and devices than ever before.

The integration of our Omniture business has gone even better than planned, and we further expanded our technology portfolio with the acquisition of Day Software in October.

The diversity of our operations and the breadth of our market opportunities continue to provide stability and catalyze growth. Adobe is undergoing an exciting transformation from a predominantly desktop software company to a business that delivers mission critical solutions to a very diverse set of customers.

### Financial snapshot: Fiscal year 2010

Adobe achieved record revenue of $3.8 billion in fiscal 2010, compared to $2.9 billion in fiscal 2009. This represents 29% year-over-year revenue growth. In the fourth quarter, we delivered our first billion dollar quarter, representing 33% year-over-year revenue growth.

Our two largest business units, Creative Solutions and Digital Enterprise Solutions, grew 21% and 18% year-over-year respectively, generating $2.1 billion and $1.0 billion in revenue. We also drove strong revenue from our newly acquired Omniture business during the year, and with record Omniture bookings in fiscal 2010, it is clear this acquisition was transformative in making Adobe more mission critical to our customers.

We remained focused on maintaining a healthy balance sheet, finishing the fiscal year with approximately $2.5 billion in cash and cash equivalents. We generated over $1.1 billion in cash flow during the year. We also repurchased over 31 million shares of common stock during the fiscal year, returning $910 million to Adobe stockholders.

## The landscape ahead

Adobe's continued success is predicated on our ability to forecast emerging trends and position ourselves favorably for the future. As we look to the year ahead, there are three fundamental trends that stand out as drivers of opportunity for our business.

The first is an explosion in the number and diversity of screens in the marketplace. The multiscreen revolution is transforming both how content is consumed and the technical complexity of how that content is produced, particularly for designers and developers. It's creating new business opportunities while simultaneously creating significant workflow challenges. The multiscreen trend is one that no company can ignore - and one that will fuel years of innovation across all aspects of content creation, delivery, and optimization.

The second major trend we are witnessing is the increased relevance of data-driven marketing. Every business has or will have an online presence, giving them unprecedented opportunities to track, collect, and analyze large quantities of data about their content, advertisements, and audience. This data can be used to optimize not only messaging and content, but to steer the direction of their entire business strategy. The ongoing cycle of tracking, analysis, and optimization will be essential for every successful business. The massive volume of content and data involved, as well as the challenge of rapid analysis, mean significant opportunities for Adobe.

The third shift we see is a marked transition in the enterprise space from investment in back-end infrastructure to a focus on the experience of the customer and end-user. Customers are raising the bar of their expectations, demanding a better user experience, mobile access, integration with social networks, and more. Customer acquisition and retention will depend directly on the quality of experience an organization can provide, across a broad variety of digital touchpoints. Simply put, customer experience management will make the difference between enterprises that succeed with their customers and those that don't.

## Fertile ground

Our extensive line of complementary products and solutions, combined with the macro trends above, present a promising future. We are transforming how individuals, businesses, and governments create, manage, deliver, and optimize the digital content they create for an increasingly multiscreen world. We are focused on three key spheres of opportunity in the coming year:

### Content authoring

As the quantity of digital content explodes, no other organization is better positioned to benefit from the revolution in how digital content is created, managed, distributed, and monetized, or more prepared to take advantage of the spread of content across every screen in a person's life. We continue to innovate both at the product level, to offer authoring and workflows for multiformat and multiscreen content, and at the business level, to increase penetration and attract new customers. We have plans for bold new solutions for media companies and digital publishing, as well as new ways to take advantage of the expansion of digital imaging and video.

### Online marketing

Adobe is poised to set the standard for how digital content and marketing is measured, executed, and optimized. We will continue to build on our market leadership in web analytics with our Online Marketing Suite. Globally, expenditures in the online advertising market are expected to exceed $109 billion by 2013*. We are making aggressive investments to ensure our leadership in this space, and we believe the revenue opportunity is greater than $2 billion annually. In the coming months, we plan to unveil new innovations that will provide advertisers and content publishers with even more capability to convert collected data into sound business decisions.

### Customer experience management

Customer experience management (CEM) will be a keystone differentiator for all businesses going forward. We will use our deep experience in design, development, and user interface technologies, combined with our extensive knowledge of the enterprise, to offer businesses comprehensive solutions for successfully engaging customers with powerful digital experiences. We believe the addressable market here exceeds $4 billion, and we are uniquely positioned to be the market leader in this emerging category. We are expanding our current solutions with the integration of web content management tools from our acquisition of Day Software, and we will continue empowering our customers with new innovations in experience design.

## Being good neighbors

Our passion for driving technological innovation is matched by our commitment to fostering positive change in the communities in which we work and live.

We are proud to be ranked as one of the top 50 most socially responsible companies in the United States. We are a recognized leader in promoting environmental stewardship and maintaining a healthy work environment, with our corporate headquarters having achieved many "green building" firsts. In 2010, Adobe was honored as one of the World's Most Ethical Companies for its commitment to ethical leadership, compliance practices, and corporate social responsibility.

Adobe focuses the majority of our philanthropic resources on Adobe Youth Voices, the signature initiative of the Adobe Foundation. Adobe Youth Voices empowers youth in underserved communities around the globe with real-world experiences and 21st-century tools to communicate their ideas, exhibit their potential, and take action in their communities. The project's global network currently includes more than 500 sites, as well as grantees and organizations in 32 countries, engaging more than 27,000 youth and 1,500 educators.

As we look to 2011, we believe industry trends and Adobe's strengths are intersecting in a way that offers us unique opportunities to capitalize on the future. Our large addressable markets, strong brand, world-class products, and diversified business have positioned us for growth. Now we plan to execute, and continue changing the world through digital experiences.

Sincerely,



Shantanu Narayen
*President and Chief Executive Officer*



John E. Warnock
*Chairman of the board*



Charles M. Geschke
*Chairman of the board*

*Worldwide and U.S. Internet Advertising 2010-2014 Forecast and Analysis, IDC, May 2010

## Senior executive officers

**Shantanu Narayen**
*President and Chief Executive Officer*

**Mark Garrett**
*Executive Vice President and Chief Financial Officer*

**Karen Cottle**
*Senior Vice President, General Counsel and Corporate Secretary*

**John Loiacono**
*Senior Vice President, Digital Media Solutions Business Unit*

**Kevin Lynch**
*Senior Vice President and Chief Technology Officer*

**Rob Tarkoff**
*Senior Vice President, Digital Enterprise Solutions Business Unit*

**Matt Thompson**
*Senior Vice President, Worldwide Field Operations*

**David Wadhwani**
*Senior Vice President, Creative and Interactive Solutions Business Unit*

## Board of directors

**John E. Warnock**
*Chairman of the Board, Adobe Systems Incorporated*

**Charles M. Geschke**
*Chairman of the Board, Adobe Systems Incorporated*

**Shantanu Narayen**
*President and Chief Executive Officer, Adobe Systems Incorporated*

**Edward W. Barnholt**
*Retired Chairman, President, and CEO, Agilent Technologies Inc.*

**Robert K. Burgess**
*Former Executive Chairman, Macromedia, Inc*

**Michael R. Cannon**
*Former President, Global Operations, Dell Inc.*

**James E. Daley**
*Retired, Executive Vice President, Electronic Data Systems Corporation Retired, Co-Chairman Operations and Vice Chairman-International, Price Waterhouse LLP*

**Carol Mills**
*Independent Consultant*

**Dan Rosensweig**
*President and Chief Executive Officer, Chegg.com*

**Robert Sedgewick**
*Professor of Computer Science, Princeton University*

## Risks and uncertainties

This document contains forward-looking statements, including statements regarding product plans, product future growth, and market opportunities, which involve risks and uncertainties that could cause actual results to differ materially. Factors that might cause or contribute to such differences include, but are not limited to, those discussed in our SEC filings, including the 2010 Annual Report on Form 10-K and quarterly reports on Form 10-Q to be filed in 2011. When used in this document, the words "expects," "anticipates," "intends," "plans," "believes," "seeks," "targets," "estimates," and similar expressions, as well as descriptions of our focus for the future, are generally intended to identify forward-looking statements. You should not place undue reliance on the forward-looking statements, which speak only as of the date of this document. We undertake no obligation to publicly release any revisions to the forward-looking statements that reflect events or circumstances after the date of this document.

## Investor relations

If you would like to receive additional financial documents, such as prior annual reports, earnings press releases, or Adobe's SEC filings on Form 10-Q or Form 10-K, you can request them without charge by calling 408-536-4700 or sending an email to *adobe@kpcorp.com.* Please include your contact information with the request. You can obtain Adobe financial calendar information such as earnings release dates, listen to Adobe management conference calls, view recent Adobe investor presentations, sign up to automatically receive Adobe investor news via email, and obtain other Adobe finance-related documents online at *www.adobe.com/ADBE.*

*To contact Adobe's Investor Relations department, use the following information:*

Investor Relations Department
Adobe Systems Incorporated
345 Park Avenue
San Jose, CA 95110-2704
USA
Tel: 408-536-4416
ir@adobe.com

*To report a change of address or lost stock certificates, please notify our Transfer Agent:*

Shareholder Communications
Computershare Investor Services LLC
250 Royall Street
Canton, MA 02021 USA
Tel: 800-455-1130

## Stock exchange listing

NASDAQ Global Select; Ticker symbol ADBE